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Filed Pursuant to Rule 424B(3) Registration Number 333-114059

PROSPECTUS SUPPLEMENT (To prospectus dated May 7, 2004)

GREAT LAKES DREDGE & DOCK CORPORATION

$175,000,000
7 3/4% Senior Subordinated Notes due 2013, Series B

Our quarterly report on Form 10-Q containing financial statements for the quarterly period ended March 31, 2004 is attached hereto as Annex A.

The attached information updates and supplements the prospectus dated May 7, 2004 of Great Lakes Dredge & Dock Corporation.

You should carefully consider the risk factors beginning on page 13 of the prospectus before investing.

Neither the SEC nor any state securities commission has approved the exchange notes, nor have any of these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This Prospectus Supplement is dated May 14, 2004

Annex A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended March 31, 2004
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number: 333-64687

Great Lakes Dredge & Dock Corporation
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	13-3634726 (I.R.S. Employer Identification No.)
2122 York Road, Oak Brook, IL (Address of principal executive offices)	60523 (Zip Code)
(630) 574-3000 (Registrant's telephone number, including area code)

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒ Yes ☐ No

        Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).
☐ Yes ☒ No

        All of the Company's common stock is held by a holding company.

        As of May 10, 2004, there were outstanding 1,000 shares of Common Stock and zero shares of Preferred Stock.

Great Lakes Dredge & Dock Corporation and Subsidiaries
Quarterly Report Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934
For the Quarterly Period ended March 31, 2004

PART I—Financial Information

Great Lakes Dredge & Dock Corporation and Subsidiaries
Condensed Consolidated Balance Sheets
(Unaudited)
(in thousands, except share and per share amounts)

	Successor Basis
	March 31, 2004	December 31, 2003
Assets
Current assets:
Cash and equivalents	$3,664	$2,775
Accounts receivable, net	57,864	64,869
Contract revenues in excess of billings	15,796	11,236
Inventories	14,629	13,603
Prepaid expenses and other current assets	17,339	21,178

Total current assets	109,292	113,661
Property and equipment, net	264,503	264,132
Goodwill	103,917	103,917
Other intangible assets, net	5,649	7,441
Inventories	10,973	10,968
Investments in joint ventures	7,700	7,551
Other assets	12,436	15,274

Total assets	$514,470	$522,944

Liabilities and Stockholder's Equity
Current liabilities:
Accounts payable	$28,557	$36,991
Accrued expenses	17,022	15,456
Billings in excess of contract revenues	8,991	8,808
Current maturities of long-term debt	1,950	1,950

Total current liabilities	56,520	63,205
Long-term debt	253,763	256,750
Deferred income taxes	96,032	96,626
Other	7,685	7,632

Total liabilities	414,000	424,213
Minority interest	1,725	1,731
Commitments and contingencies (Note 9)	—	—
Stockholder's equity:
Common stock, $.01 par value; 1,000 shares issued and outstanding	—	—
Additional paid-in capital	97,000	97,000
Retained earnings	1,758	—
Accumulated other comprehensive income	(13)	—

Total stockholder's equity	98,745	97,000

Total liabilities and stockholder's deficit	$514,470	$522,944

See notes to unaudited condensed consolidated financial statements.

2

Great Lakes Dredge & Dock Corporation and Subsidiaries
Condensed Consolidated Statements of Income
(Unaudited)
(in thousands)

	Three Months Ended March 31,
	Successor Basis	Predecessor Basis
	2004	2003
Contract revenues	$103,947	$99,693
Costs of contract revenues	87,548	81,655

Gross profit	16,399	18,038
General and administrative expenses	7,123	6,941
Amortization of intangible assets	1,792	—

Operating income	7,484	11,097
Interest expense, net	(4,610)	(5,056)
Equity in earnings of joint venture	149	67
Minority interests	6	(21)

Income before income taxes	3,029	6,087
Income tax expense	(1,271)	(2,600)

Net income	$1,758	$3,487

See notes to unaudited condensed consolidated financial statements.

3

Great Lakes Dredge & Dock Corporation and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(Unaudited)
(in thousands)

	Three Months Ended March 31,
	Successor Basis	Predecessor Basis
	2004	2003
Operating Activities
Net income	$1,758	$3,487
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	7,125	4,067
Earnings of joint ventures	(149)	(67)
Minority interests	(6)	21
Deferred income taxes	(802)	(137)
Loss (gain) on dispositions of property and equipment	12	(3)
Other, net	398	391
Changes in assets and liabilities:
Accounts receivable	7,005	6,928
Contract revenues in excess of billings	(4,560)	(4,690)
Inventories	(1,031)	(1,030)
Prepaid expenses and other current assets	3,701	596
Accounts payable and accrued expenses	(6,868)	(6,464)
Billings in excess of contract revenues	183	(4,553)
Other noncurrent assets and liabilities	2,545	(77)

Net cash flows from operating activities	9,311	(1,531)
Investing Activities
Purchases of property and equipment	(5,361)	(3,371)
Dispositions of property and equipment	—	3
Equity investment in land	—	(843)

Net cash flows from investing activities	(5,361)	(4,211)
Financing Activities
Repayments of long-term debt	(2,987)	(3,713)
Borrowings under revolving loans, net of repayments	—	9,000
Financing fees	(74)	(403)
Repayment on notes receivable from stockholders	—	19

Net cash flows from financing activities	(3,061)	4,903

Net change in cash and equivalents	889	(839)
Cash and equivalents at beginning of period	2,775	1,456

Cash and equivalents at end of period	$3,664	$617

Supplemental Cash Flow Information
Cash paid for interest	$1,380	$8,977

Cash paid for taxes	$—	$2,432

See notes to unaudited condensed consolidated financial statements.

4

GREAT LAKES DREDGE & DOCK CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)
(dollars in thousands)

1. Basis of presentation

        The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. for interim financial information. Accordingly, these financial statements do not include all the information in the notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the unaudited condensed consolidated financial statements include all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of the financial position, results of operations and cash flows as of and for the dates presented. The unaudited condensed consolidated financial statements and notes herein should be read in conjunction with the audited consolidated financial statements of Great Lakes Dredge & Dock Corporation and Subsidiaries (the "Company") and the notes thereto, included in the Company's Annual Report filed on Form 10-K for the year ended December 31, 2003.

        The acquisition of the Company by Madison Dearborn Capital Partners IV, L.P. in December 2003 was accounted for as a purchase in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," resulting in a new basis of accounting subsequent to the transaction. For presentation herein, the financial statements up to the date of the sale are denoted as Predecessor Basis, while the financial statements prepared subsequent to the sale are denoted as Successor Basis. See Note 4 for a description of the transaction.

        The condensed consolidated results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the full year.

2. Comprehensive income

        Total comprehensive income comprises net income and net unrealized gains and losses on cash flow hedges. Total comprehensive income for the three months ended March 31, 2004 and 2003 was $1,745 and $3,519, respectively.

3. Risk management activities

        The Company uses derivative instruments to manage commodity price and foreign currency exchange risks. Such instruments are not used for trading purposes. As of March 31, 2004, the Company is party to various swap arrangements to hedge the price of a portion of its diesel fuel purchase requirements for work in its backlog to be performed through April 2005. As of March 31, 2004, there were 5.9 million gallons remaining on these contracts. Under these

5

agreements, the Company will pay fixed prices ranging from $0.75 to $0.89 per gallon. At March 31, 2004 and December 31, 2003, the fair value on these contracts was estimated to be $487 and $509, respectively, based on quoted market prices, and is recorded in other current assets. Ineffectiveness related to these fuel hedge arrangements was determined to be immaterial. The remaining gains included in accumulated other comprehensive income at March 31, 2004 will be reclassified into earnings over the next thirteen months, corresponding to the period during which the hedged fuel is expected to be utilized.

        In February 2004, the Company entered into an interest rate swap arrangement to swap a notional amount of $50 million from a fixed rate of 7.75% to a floating LIBOR-based rate in order to manage the interest rate paid with respect to the Company's 7 3/4% senior subordinated debt. The fair value of the swap at March 31, 2004 was $655. The swap is not accounted for as a hedge, so the fair value is recorded directly as a reduction to interest expense.

        The carrying values of other financial instruments included in current assets and current liabilities approximate fair values due to the short-term maturities of these instruments. The carrying value of long-term bank debt is a reasonable estimate of its fair value as interest rates are variable, based on the prevailing market rates. The fair value of the Company's $175,000 of 7 3/4% senior subordinated notes was $176,750 and $180,250 at March 31, 2004 and December 31, 2003, respectively, based on quoted market prices.

4. Sale transaction

        On December 22, 2003, the Company was acquired by Madison Dearborn Capital Partners IV, L.P. (MDP), an affiliate of Chicago-based private equity investment firm Madison Dearborn Partners, LLC. The purchase price totaled $362,111, including fees and expenses, and was financed by new equity contributions of $97,000; term loan and revolver borrowings under a new senior credit facility of approximately $60,300 and $2,000, respectively; the issuance of $175,000 of 7.75% Senior Subordinated Notes due 2013; the rollover of term loan borrowings under a new equipment financing facility of $23,400; the rollover of approximately $1,558 million of capital leases; and cash on hand of $2,853. The purchase price was subject to certain working capital and debt adjustments to be finalized approximately three months subsequent to the transaction, as defined per the merger agreement. The adjustments were finalized in April of 2004, resulting in a decrease to the purchase price of $527.

        The acquisition was accounted for by the purchase method of accounting and, accordingly, the purchase price was allocated to the Company's assets and liabilities based on their fair values at the date of acquisition. The allocation of purchase price to property and equipment and identifiable intangible assets has been prepared on a preliminary basis, using valuation information that was available up to the point of financial statement preparation. This allocation is therefore subject to adjustment.

        At March 31, 2004, the net book value of intangible assets identified with respect to the transaction is as follows:

	Estimated Life	Cost	Accumulated Amortization	Net
Customer contract backlog	13-15 mos.	$4,237	$1,686	$2,551
Demolition customer relationships	7-10 years	1,995	71	1,924
Software and databases	7 years	1,209	35	1,174

		$7,441	$1,792	$5,649

6

        The following pro forma results for the three months ended March 31, 2003 have been prepared as if the acquisition took place at the beginning of the period and include certain adjustments such as additional depreciation and amortization charges resulting from the allocation of purchase price to property and equipment and intangible assets, and reductions to interest expense resulting from the terms of the new debt structure. The pro forma operating results have been prepared for comparative purposes only and are not necessarily indicative of the results of operations that may occur in the future or that would have occurred had this acquisition been consummated at the beginning of the period presented.

	Three Months Ended March 31,
	Actual 2004	Pro forma 2003
Contract revenues	$103,947	$99,693
Operating income	7,484	8,213
Income before income taxes	3,029	3,571
Net income	1,758	1,982

5. Accounts receivable

        Accounts receivable at March 31, 2004 and December 31, 2003 are as follows:

	Successor Basis
	March 31, 2004	December 31, 2003
Completed contracts	$17,626	$15,962
Contracts in progress	33,371	40,737
Retainage	7,685	8,969

	58,682	65,668
Allowance for doubtful accounts	(818)	(799)

	$57,864	$64,869

7

6. Contracts in progress

        The components of contracts in progress at March 31, 2004 and December 31, 2003 are as follows:

	Successor Basis
	March 31, 2004	December 31, 2003
Costs and earnings in excess of billings:
Costs and earnings for contracts in progress	$159,036	$261,013
Amounts billed	(145,084)	(251,034)

Costs and earnings in excess of billings for contracts in progress	13,952	9,979
Costs and earnings in excess of billings for completed contracts	1,844	1,257

	$15,796	$11,236

Prepaid contract costs (included in prepaid expenses and other current assets)	$475	$570

Billings in excess of costs and earnings:
Amounts billed	$(224,399)	$(180,096)
Costs and earnings for contracts in progress	215,408	171,288

	$(8,991)	$(8,808)

7. Accrued expenses

        Accrued expenses at March 31, 2004 and December 31, 2003 are as follows:

	Successor Basis
	March 31, 2004	December 31, 2003
Insurance	$4,920	$4,736
Interest	3,815	339
U.S. income and other taxes	3,075	1,252
Payroll and employee benefits	2,613	6,658
Equipment leases	873	882
Foreign income taxes	578	210
Other	1,148	1,379

	$17,022	$15,456

8. Segment information

        The Company and its subsidiaries operate in two reportable segments: dredging and demolition. The Company's financial reporting systems present various data for management to run the business, including profit and loss statements prepared according to the segments presented. Segment information for the periods presented is as follows:

8

	Three Months Ended March 31,
	Successor Basis	Predecessor Basis
	2004	2003
Dredging
Contract revenues	$96,800	$91,369
Operating income	7,236	10,298
Demolition
Contract revenues	$7,147	$8,324
Operating income	248	799
Total
Contract revenues	$103,947	$99,693
Operating income	7,484	11,097

9. Commitments and contingencies

        At March 31, 2004, the Company is contingently liable, in the normal course of business, for $15,281 in undrawn letters of credit, relating to contract performance guarantees or covering the Company's insurance payment liabilities.

        Amboy Aggregates, a joint venture in which the Company has a 50% equity interest, has a $2,000 revolving credit facility with a bank, which contains certain restrictive covenants, including limitations on the amount of distributions to its joint venture partners. The Company has guaranteed 50% of the outstanding borrowings and accrued interest, which totaled $350 at March 31, 2004.

        The Company finances certain key vessels used in its operations with off-balance sheet lease arrangements with unrelated lessors, requiring annual rentals decreasing from $14 to $9 million over the next five years. These off-balance sheet leases contain default provisions which are triggered by an acceleration of debt maturity under the terms of the Company's Credit Agreement. Additionally, the leases typically contain provisions whereby the Company indemnifies the lessors for the tax treatment attributable to such leases based on the tax rules in place at lease inception. The tax indemnifications do not have a contractual dollar limit. It is impractical to develop an estimate of the maximum potential exposure under these lease indemnification arrangements, since it is entirely dependent on the unique tax circumstances of each lessor. The Company has additional rental commitments for office facilities and dozer leases totaling approximately $1 million to $2 million, annually.

        Borrowings under the Company's Credit Agreement are secured by first lien mortgages on certain operating equipment of the Company with a net book value of $77,845 at December 31, 2003. Additionally, the Company obtains its performance and bid bonds through a bonding agreement with a surety company that has been granted a security interest in a substantial portion of the Company's operating equipment with a net book value of approximately $92,340 at December 31, 2003. The net book value of equipment serving as collateral under these agreements at March 31, 2004 does not materially differ from the values at December 31, 2003. Both the Credit Agreement and bonding agreement contain certain provisions and covenants; the Company is in compliance with such covenants at March 31, 2004. The performance and bid

9

bonds are customarily required for dredging and marine construction projects, as well as some demolition projects. Bid bonds are generally obtained for a percentage of bid value and aggregate amounts outstanding typically range between $5 to $10 million. Performance bonds typically cover 100% of the contract value with no maximum bond amounts. At March 31, 2004, the Company had outstanding performance bonds valued at approximately $410 million; however the revenue value remaining in backlog related to these projects totaled approximately $156 million at March 31, 2004.

        Certain foreign projects performed by the Company have warranty periods, typically spanning no more than three to five years beyond project completion, whereby the Company retains responsibility to maintain the project site to certain specifications during the warranty period. Generally, any potential liability of the Company is mitigated by insurance, shared responsibilities with consortium partners, and/or recourse to owner-provided specifications.

        The Company considers it unlikely that it would have to perform under any of these aforementioned contingent obligations and performance has never been required in any of these circumstances in the past.

        As is customary with negotiated contracts with the federal government, the government has the right to audit the books and records of the Company to ensure compliance with such contracts and applicable federal laws. The government has the ability to seek a price adjustment based on the results of such audit. Any such audits have not had and are not expected to have a material adverse impact on the financial position or operations of the Company.

        In the normal course of business, the Company is a defendant in various legal proceedings. Except as described below, the Company is not currently a party to any material legal proceedings or environmental claims.

        A joint venture in which the Company holds an approximately 36% interest is subject to a counterclaim filed by the Red Sea Ports Authority relating to a contract performed in Egypt between 1999 and 2001. The joint venture instituted arbitration proceedings against the Red Sea Ports Authority for monetary claims arising out of the contract and sought approximately $40 million in damages. The Red Sea Ports Authority counterclaimed for $74 million in damages, alleging environmental damage from the project, including damage to coastline, fisheries and coral reefs, and misuse of the designated disposal site. In July 2003, an arbitration hearing was held in Egypt regarding the joint venture's claim and the Red Sea Ports Authority's counterclaim. A decision is expected to be rendered in the second quarter of 2004. Management believes that the allegations in the counterclaim are baseless and does not believe that it will have a material adverse impact on the Company's business.

10. Supplemental condensed consolidating financial information

        Included in the Company's long-term debt is $175,000 of 7 3/4% senior subordinated notes which will mature on December 15, 2013. The payment obligations of the Company under the senior subordinated notes are guaranteed by the Company's domestic subsidiaries (the "Subsidiary Guarantors"). Such guarantees are full, unconditional and joint and several. Separate financial statements of the Subsidiary Guarantors are not presented because the Company's management has determined that they would not be material to investors. The following supplemental financial information sets forth, on a combined basis, the balance sheets, statements of operations and statements of cash flows for the Subsidiary Guarantors, the Company's non-guarantor subsidiary and for the Company ("GLD Corporation").

10

Condensed Consolidating Balance Sheet at March 31, 2004

Successor Basis

	Guarantor Subsidiaries	Other Subsidiaries	GLD Corporation	Eliminations	Consolidated Totals
ASSETS
Current assets:
Cash and equivalents	$3,656	$8	$—	$—	$3,664
Accounts receivable, net	57,864	—	—	—	57,864
Receivables from affiliates	1,672	2,931	4,540	(9,143)	—
Contract revenues in excess of billings	15,796	—	—	—	15,796
Inventories	14,629	—	—	—	14,629
Prepaid expenses and other current assets	13,939	—	3,400	—	17,339

Total current assets	107,556	2,939	7,940	(9,143)	109,292
Property and equipment, net	249,407	29	15,067	—	264,503
Goodwill	103,917	—	—	—	103,917
Other intangible assets	5,649	—	—	—	5,649
Investments in subsidiaries	2,960	—	286,298	(289,258)	—
Note receivable from affiliate	—	—	26,107	(26,107)	—
Inventories	10,973	—	—	—	10,973
Investments in joint ventures	7,700	—	—	—	7,700
Other assets	1,108	—	11,328	—	12,436

	$489,270	$2,968	$346,740	$(324,508)	$514,470

LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
Accounts payable	$28,551	$—	$—	$6	$28,557
Payables to affiliates	—	—	4,839	(4,839)	—
Accrued expenses	10,282	—	6,740	—	17,022
Billings in excess of contract revenues	8,991	—	—	—	8,991
Current maturities of long-term debt	6,490	—	—	(4,540)	1,950

Total current liabilities	54,314	—	11,579	(9,373)	56,520
Long-term debt	20,963	—	232,800	—	253,763
Note payable to affiliate	26,107	—	—	(26,107)	—
Deferred income taxes	86,964	8	9,060	—	96,032
Other	7,001	—	684	—	7,685

Total liabilities	195,349	8	254,123	(35,480)	414,000
Minority interests	—	—	—	1,725	1,725
Stockholder's equity	293,921	2,960	92,617	(290,753)	98,745

	$489,270	$2,968	$346,740	$(324,508)	$514,470

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Condensed Consolidating Balance Sheet at December 31, 2003

Successor Basis

	Guarantor Subsidiaries	Other Subsidiaries	GLD Corporation	Eliminations	Consolidated Totals
ASSETS
Current assets:
Cash and equivalents	$2,766	$9	$—	$—	$2,775
Accounts receivable, net	64,869	—	—	—	64,869
Receivables from affiliates	7,867	2,941	4,540	(15,348)	—
Contract revenues in excess of billings	11,236	—	—	—	11,236
Inventories	13,603	—	—	—	13,603
Prepaid expenses and other current assets	14,558	—	6,620	—	21,178

Total current assets	114,899	2,950	11,160	(15,348)	113,661
Property and equipment, net	241,594	38	22,500	—	264,132
Goodwill	103,917	—	—	—	103,917
Other intangible assets	7,441	—	—	—	7,441
Investments in subsidiaries	2,976	—	281,967	(284,943)	—
Note receivable from affiliate	—	—	27,242	(27,242)	—
Inventories	10,968	—	—	—	10,968
Investments in joint ventures	7,551	—	—	—	7,551
Other assets	3,605	—	11,669	—	15,274

	$492,951	$2,988	$354,538	$(327,533)	$522,944

LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
Accounts payable	$36,911	$—	$80	$—	$36,991
Payables to affiliates	9	—	10,919	(10,928)	—
Accrued expenses	14,587	—	869	—	15,456
Billings in excess of contract revenues	8,808	—	—	—	8,808
Current maturities of long-term debt	6,490	—	—	(4,540)	1,950

Total current liabilities	66,805	—	11,868	(15,468)	63,205
Long-term debt	21,450	—	235,300	—	256,750
Note payable to affiliate	27,242	—	—	(27,242)	—
Deferred income taxes	86,927	12	9,687	—	96,626
Other	6,949	—	683	—	7,632

Total liabilities	209,373	12	257,538	(42,710)	424,213
Minority interests	—	—	—	1,731	1,731
Stockholder's equity	283,578	2,976	97,000	(286,554)	97,000

	$492,951	$2,988	$354,538	$(327,533)	$522,944

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Condensed Consolidating Statement of Income for the three months ended March 31, 2004

Successor Basis

	Guarantor Subsidiaries	Other Subsidiaries	GLD Corporation	Eliminations	Consolidated Totals
Contract revenues	$103,947	$—	$—	$—	$103,947
Costs of contract revenues	(87,733)	(10)	195	—	(87,548)

Gross profit (loss)	16,214	(10)	195	—	16,399
General and administrative expenses	(7,024)	(15)	(84)	—	(7,123)
Amortization of intangible assets	(1,792)	—	—	—	(1,792)

Operating income (loss)	7,398	(25)	111	—	7,484
Interest expense, net	(1,124)	—	(3,486)	—	(4,610)
Equity in loss of subsidiaries	(16)	—	6,057	(6,041)	—
Equity in earnings of joint venture	149	—	—	—	149
Minority interests	—	—	—	6	6

Income (loss) before income taxes	6,407	(25)	2,682	(6,035)	3,029
Income tax (expense) benefit	(2,538)	9	(1,126)	2,384	(1,271)

Net income (loss)	$3,869	$(16)	$1,556	$(3,651)	$1,758

Condensed Consolidating Statement of Income for the three months ended March 31, 2003

Predecessor Basis

	Guarantor Subsidiaries	Other Subsidiaries	GLD Corporation	Eliminations	Consolidated Totals
Contract revenues	$99,693	$—	$—	$—	$99,693
Costs of contract revenues	(81,173)	(16)	(356)	(110)	(81,655)

Gross profit (loss)	18,520	(16)	(356)	(110)	18,038
General and administrative expenses	(6,902)	(9)	(30)	—	(6,941)

Operating income (loss)	11,618	(25)	(386)	(110)	11,097
Interest expense, net	(683)	—	(4,373)	—	(5,056)
Equity in (loss) earnings of subsidiaries	(23)	—	6,454	(6,431)	—
Equity in earnings of joint venture	67	—	—	—	67
Minority interest	—	—	—	(21)	(21)

Income (loss) before income taxes	10,979	(25)	1,695	(6,562)	6,087
Income tax (expense) benefit	(4,403)	11	1,792	—	(2,600)

Net income (loss)	$6,576	$(14)	$3,487	$(6,562)	$3,487

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Condensed Consolidating Cash Flows for the three months ended March 31, 2004

Successor Basis

	Guarantor Subsidiaries	Other Subsidiaries	GLD Corporation	Eliminations	Consolidated Totals
Operating Activities
Net cash flows from operating activities	$5,893	$(11)	$3,429	$—	$9,311
Investing Activities
Purchases of property and equipment	(5,361)	—	—	—	(5,361)

Net cash flows from investing activities	(5,361)	—	—	—	(5,361)
Financing Activities
Repayments of long-term debt	(487)	—	(2,500)	—	(2,987)
Net change in accounts with affiliates	845	10	(855)	—	—
Financing fees	—	—	(74)	—	(74)

Net cash flows from financing activities	358	10	(3,429)	—	(3,061)

Net change in cash and equivalents	890	(1)	—	—	889
Cash and equivalents at beginning of period	2,766	9	—	—	2,775

Cash and equivalents at end of period	$3,656	$8	$—	$—	$3,664

Condensed Consolidating Statement of Cash Flows for the three months ended March 31, 2003

Predecessor Basis

	Guarantor Subsidiaries	Other Subsidiaries	GLD Corporation	Eliminations	Consolidated Totals
Operating Activities
Net cash flows from operating activities	$4,658	$24	$(6,213)	$—	$(1,531)
Investing Activities
Purchases of property and equipment	(3,371)	—	—	—	(3,371)
Dispositions of property and equipment	3	—	—	—	3
Investment in joint venture	(843)	—	—	—	(843)

Net cash flows from investing activities	(4,211)	—	—	—	(4,211)
Financing Activities
Repayments of long-term debt	—	—	(3,713)	—	(3,713)
Borrowings of revolving loans, net of repayments	—	—	9,000	—	9,000
Net change in accounts with affiliates	(1,337)	8	1,329	—	—
Financing fees	—	—	(403)	—	(403)
Repayment on note receivable from stockholder	19	19

Net cash flows from financing activities	(1,318)	8	6,213	—	4,903

Net change in cash and equivalents	(871)	32	—	—	(839)
Cash and equivalents at beginning of period	1,451	5	—	—	1,456

Cash and equivalents at end of period	$580	$37	$—	$—	$617

14

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Statement Under the Private Securities Litigation Reform Act

        Certain information in this quarterly report on Form 10-Q, including but not limited to the Management's Discussion and Analysis of Financial Condition and Results of Operations, may constitute forward-looking statements as such term is defined in Section 27A of the Securities Exchange Act of 1933 (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934. Certain forward-looking statements can be identified by the use of forward-looking terminology such as, "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates," "anticipates," or "hopeful," or the negative thereof or other comparable terminology, or by discussions of strategy, plans or intentions. Forward-looking statements involve risks and uncertainties, including those described in the Risk Factors section of the Company's Form S-4 Registration Statement (Registration No. 333-114059), which could cause actual results to be materially different than those in the forward-looking statements, which speak only as of the date hereof. The Company assumes no obligation to update such information.

General

        The Company is the largest provider of dredging services in the United States. Dredging generally involves the enhancement or preservation of the navigability of waterways or the protection of shorelines through the removal or replenishment of soil, sand or rock. The U.S. dredging market consists of three primary types of work: Capital, Maintenance and Beach Nourishment, in which the Company experienced an average combined U.S. bid market share of 42% over the last three years. The Company's bid market is defined as the population of projects on which it bid or could have bid if not for capacity constraints ("bid market"). In addition, the Company has continued its role as the only U.S. dredging contractor with significant international operations, which averaged 13% of its contract revenues over the last three years.

        The Company was acquired by Madison Dearborn Capital Partners IV, L.P. in December 2003. In accordance with U.S. generally accepted accounting principles, a new basis of accounting resulted from the acquisition. Therefore, within this report, the three month period ended March 31, 2004 has been identified as the Successor Basis and the three month period ended March 31, 2003 as the Predecessor Basis. The significant differences between periods as a result of the new basis of accounting are discussed in the following Results of Operations section.

        The Company also owns 85% of the capital stock of North American Site Developers, Inc. ("NASDI"), a demolition service provider located in the Boston, Massachusetts area. NASDI's principal services consist of interior and exterior demolition of commercial and industrial buildings, salvage and recycling of related materials, and removal of hazardous substances and materials. One NASDI management stockholder retains a 15% non-voting interest in NASDI.

        The Company's equity in earnings of joint ventures relates to the Company's 50% ownership interest in Amboy Aggregates ("Amboy") which is accounted for using the equity method. Therefore, the minority interest reflects the NASDI management stockholder's 15% interest in NASDI.

15

Results of Operations

        The following table sets forth the components of net income and EBITDA as a percentage of contract revenues for the three months ended March 31, 2004 and 2003:

	Three Months Ended March 31,
	Successor Basis	Predecessor Basis
	2004	2003
Contract revenues	100.0%	100.0%
Costs of contract revenues	(84.2)	(81.9)

Gross profit	15.8	18.1
General and administrative expenses	(6.9)	(7.0)
Amortization of intangible assets	(1.7)	—

Operating income	7.2	11.1
Interest expense, net	(4.4)	(5.0)
Equity in earnings of joint ventures	0.1	—
Minority interest	—	—

Income before income taxes	2.9	6.1
Income tax expense	(1.2)	(2.6)

Net income	1.7%	3.5%

EBITDA	14.2%	15.2%

        "EBITDA," as provided herein, represents earnings from continuing operations before net interest expense, income taxes, depreciation and amortization expense. EBITDA should not be considered an alternative to, or more meaningful than, amounts determined in accordance with GAAP including: (a) operating income as an indicator of operating performance; or (b) cash flows from operations as a measure of liquidity. The Company presents EBITDA as additional information because it is among the bases upon which the Company assesses its financial performance, and certain covenants in its borrowing arrangements are tied to similar measures. The Company believes EBITDA is a useful measure for the users of its financial statements because it provides information that can be used to evaluate the effectiveness of the Company's business from an operational perspective, exclusive of costs to finance its activities, income taxes, depreciation of operating assets and amortization of intangible assets, none of which is directly relevant to the efficiency of its operations. EBITDA is not calculated identically by all companies; therefore, the Company's presentation of EBITDA may not be comparable to similarly titled measures of other companies. The following table reconciles net income to EBITDA for the periods indicated:

16

	Three Months Ended March 31,
	Successor Basis	Predecessor Basis
	2004	2003
Net income	$1,758	$3,487
Adjusted for:
Interest expense, net	4,610	5,056
Income tax expense	1,271	2,600
Depreciation and amortization	7,125	4,067

EBITDA	$14,764	$15,210

        The following table sets forth, by segment and dredging type of work, the Company's contract revenues for the three months ended and backlog as of the periods indicated:

	Three Months Ended March 31,
	Successor Basis	Predecessor Basis
Revenues (in thousands)
	2004	2003
Dredging:
Capital—U.S.	$25,919	$53,813
Capital—foreign	27,766	10,037
Beach	30,358	19,790
Maintenance	12,757	7,729
Demolition	7,147	8,324

	$103,947	$99,693

	March 31,
	Successor Basis
Backlog (in thousands)
	2004	2003
Dredging:
Capital—U.S.	$112,544	$214,790
Capital—foreign	31,145	50,212
Beach	12,914	11,287
Maintenance	32,607	5,483
Demolition	14,696	15,770

	$203,906	$297,542

        Consolidated revenues for the first quarter of 2004 were $103.9 million, which compares to the first quarter 2003 amount of $99.7 million. The increase in 2004 revenues was due to higher levels of foreign capital dredging revenue and domestic beach nourishment revenue. However, gross profit margin declined to 15.8% in the first quarter of 2004 compared to 18.1% for the same period of 2003. The Company had reduced margins on certain of the domestic dredging projects performed along the east coast, as these projects experienced one of the worst winter seasons in recent years, causing weather delays and equipment operating inefficiencies during the period. Fortunately, the foreign dredging projects performed during the 2004 quarter achieved strong margins, which helped to mitigate the reduced margins in the other dredging sectors.

17

        Capital projects include large port deepenings and other infrastructure projects. Domestic capital dredging revenue declined $27.9 million to $25.9 million in the first quarter of 2004, as compared to the same period of 2003. This is primarily a result of a slow-down in domestic bidding activity, as will be further discussed in the sections, Backlog and Market Outlook, which follow. As discussed in previous filings, the capital market includes "Deep Port" projects that have been authorized by the 1986 Water Resource Development Act ("WRDA") and subsequent bills. In 1997, the Army Corps of Engineers ("Corps") announced Deep Port work, authorized by WRDA, to be completed through 2005, with an aggregate value in excess of $2.0 billion, and supplemental authorizations have increased this amount to approximately $4.0 billion, with work to be completed through 2010. Currently, over $2.5 billion of these authorized Deep Port projects have yet to be let for bid. Deep Port work has comprised a substantial portion of recent bid markets, averaging 36% of the bid market over the last three years (2001 to 2003). The Company's bid market share of Deep Port projects averaged 45% over the last three years (2001 to 2003).

        During the first quarter of 2004, the Company's domestic capital revenues included continuing work on Deep Port projects in Kill Van Kull, New York; Wilmington Harbor, North Carolina; Manatee Harbor, Florida; Houston, Texas; and Los Angeles, California. These projects contributed combined revenue to the quarter of $14.0 million. The new work capital project along the Providence River and harbor in the Rhode Island area added another $9.7 million of revenue to the quarter. Foreign capital revenues in the first quarter of 2004 totaled $27.8 million, representing an increase of $17.7 million over the same period of 2003. The foreign revenues were substantially generated by the ongoing project in Bahrain and a joint venture project which entailed dredging a channel and turning basin for an expanded port facility in India.

        Beach nourishment projects include rebuilding of shoreline areas which have been damaged by storm activity or ongoing erosion. First quarter 2004 revenues from beach nourishment projects increased $10.6 million to $30.4 million, as the Company performed on various beach projects bid and won in the latter half of 2003. Unfortunately, performance on certain beach projects executed during the period was negatively impacted by adverse weather along the east coast, contributing to delays and poor operating conditions.

        Maintenance projects include routine dredging of ports, rivers and channels to remove the regular build up of sediment. Maintenance revenues totaled $12.8 million in the first quarter of 2004, representing an increase of $5.0 million over the same period of 2003, but reflecting a typical level for the Company. The majority of first quarter maintenance revenues were derived from Corps' projects to dredge harbors in Kings Bay, Georgia; Charleston, South Carolina; New Haven, Connecticut; and Savannah, Georgia.

        NASDI's demolition revenues for the first quarter of 2004 totaled $7.1 million, a decline of $1.2 million from the same period of 2003. NASDI's first quarter revenues were generated by numerous small projects, with only four projects each adding over $0.5 million to the quarter. Additionally, NASDI received approximately $1.0 million in scrap revenue for steel and metal salvaged from an ongoing power plant take-down, which improved the demolition gross margins for the quarter.

        Net interest expense for the first quarter of 2004 was $4.6 million compared to $5.0 million for the same period of 2003. As a result of the sale transaction in December 2003, the Company's debt level increased to approximately $260 million at December 31, 2003, compared to approximately $173 million at the beginning of 2003. However, despite the increased debt level, interest expense related to the Company's senior and subordinated debt declined due to significantly lower interest rates on the new debt structure.

18

        Net income for the first quarter of 2004 was $1.8 million, which compares to $3.5 million for the same period of 2003 and reflects additional depreciation and amortization expense of approximately $3.0 million resulting from the revaluation of the Company's assets and liabilities in connection with sale of the Company in December of 2003. EBITDA (as defined on page 16) was $14.8 million for the quarter ended March 31, 2004, compared to $15.2 million for the same period of 2003. EBITDA declined slightly in 2004 due primarily to the impact of inclement weather on project performance during the period, as discussed previously.

Backlog

        The Company's contract backlog represents management's current estimate of the revenues which will be realized under the portion of the contracts remaining to be performed. Such estimates are subject to fluctuations based upon the amount of material actually dredged, as well as factors affecting the time required to complete the job. In addition, because a substantial portion of the Company's backlog relates to government contracts, the Company's backlog can be canceled at any time without penalty. However, the Company can generally recover the actual committed costs and profit on work performed up to the date of cancellation. Consequently, backlog is not necessarily indicative of future revenues. The Company's backlog includes only those projects for which the customer has provided an executed contract.

        At March 31, 2004, the Company had dredging backlog of $189.2 million, which compares to dredging backlog of $190.2 million at December 31, 2003 and $281.8 million at March 31, 2003. The dredging backlog has remained at a reduced level relative to the earlier 2003 and 2002 quarters as a result of a stagnant domestic bidding market. The first quarter 2004 awards totaled $108 million, and the full-year bid market for 2003 totaled only $425 million. This compares to a domestic bid market of over $900 million in 2002, and an average over the five preceding years (1998 to 2002) of approximately $650 million. Although the Corps' budgets have remained at similar levels in recent years, management believes the most significant impact to the recent bid market has been the diversion of Corps' personnel and financial resources to the war and reconstruction efforts in Iraq. Thus, although funds are budgeted, there is uncertainty as to when funds will actually be made available to the various domestic Corps' districts, which have responded by delaying project bids and awards and postponing construction activities on current projects. The decline in the current bid market is likely to impact pricing in the short-term, as competition within the industry has increased for the work that is being bid. The Company did win 65% of the work bid and awarded in the first quarter of 2004, including award of the $35 million Port Jersey Deep Port project, which was bid in the fourth quarter of 2003. Additionally, the Company won a $31 million maintenance project in Oakland Harbor, California that was bid by request-for-proposal.

        Over 50% of backlog at March 31, 2004 is comprised of domestic capital dredging projects, which are generally higher margin work. This includes the work remaining on Deep Port capital projects in Kill Van Kull, New York; Los Angeles, California; Houston, Texas; Wilmington, North Carolina; Manatee Harbor, Florida; and Port Jersey Channel, New Jersey. In April, the Company was low bidder on a $66 million Deep Port project in Arthur Kill, New York. Additionally, the Company received a positive court ruling on the $66 million Brunswick, Georgia Deep Port project, requiring the Corps to award this project to the Company. The Company had been low bidder on this project in the fourth quarter of 2002, but over the Corps' estimate. When the Corps' indicated that they would cancel the project and rebid it, the Company contested the Corps' estimate and filed suit in the Federal Court of Claims, which has now settled in the Company's favor. These projects, along with an additional $21 million of low bids pending award and other options pending on projects in backlog, will significantly increase the Company's domestic backlog, once awarded.

19

        Foreign capital project backlog, which comprises $31.1 million or 15% of the March 31, 2004 backlog, relates primarily to the long-term project in Bahrain, as well as work remaining on the channel deepening project for a liquid natural gas plant in Egypt and the joint venture project for an expanded port facility in India.

        Beach backlog at March 31, 2004 declined to $12.9 million, as the Company performed on work in its year-end backlog. Beach work is often bid in the second half of the year, since the work is generally performed between the months of September to March, due to environmental restrictions. During the quarter, only two beach projects were bid and awarded with a value of approximately $13 million, both of which were won by competitors.

        Maintenance backlog at March 31, 2004 was $32.6 million, which includes award of the Oakland Harbor project mentioned previously, as well as remaining work on a few smaller projects.

        The demolition services backlog at March 31, 2004 was $14.7 million, compared to $10.6 million at December 31, 2003 and $15.8 million at March 31, 2003. The March backlog reflects the addition of two new demolition projects valued $4.4 million to be performed in Florida for one of NASDI's existing customers. While the New England demolition market has continued to be competitive due to the slow down in the economy, the demolition bidding activity has increased in recent months and NASDI's management anticipates that a few larger projects will be awarded within the next six months, which will have the potential to improve margins in this segment.

Market Outlook

        The slow down in the domestic dredging bid market that began in 2003 and has continued into the first quarter 2004 has led to increasing uncertainty with respect to funding of all projects in the Corps' program. In February of 2004, the President presented his Civil Works Budget for 2005, announcing lower budget levels, explaining that his budget reflects that of a "country at war". Of concern to the dredging industry is his position on federal funding of beach nourishment programs, whereby the administration proposed to no longer honor any cost-sharing agreements for shoreline protection and to no longer provide funding for investigations, studies or the preparation of plans and specifications for such projects. If the federal input were eliminated, it would be necessary for the local communities and State agencies to fund and administer these projects in the future. The Federal funding of shoreline protection has often been the target of new administrations seeking to control spending, but the resulting congressional lobbies generally have been successful in amending the budget and restoring federal funding. However, given the state of the deficit and the diversion of funds to support the nation's efforts in Iraq, this position causes concern among the industry for the future of the beach program. Although funds have been appropriated for fiscal year 2004, the Company continues to receive indications that projects are on hold pending a decision on funding. If the federal funding is not made available, in management's view, the local agencies are not prepared either financially or administratively to execute their contracts in an expeditious manner. The effects on the industry of this uncertain funding environment are becoming more evident going into the second quarter, as much of the industry's hopper dredging fleet becomes idle with no backlog and no indication of when the environment might change.

        Further, there currently appears to be a shortage of funding within the Corps' districts to cover even their existing obligations on ongoing projects, and their planned projects for authorized capital works, routine maintenance dredging or emergency contracts, based on information provided by various Corps' districts. The Company's ongoing Deep Port projects in Wilmington and Los Angeles have been directly impacted, as the Company was advised to postpone its scheduled dredging works due to the shortage of funds for 2004.

20

        However, despite the uncertainty surrounding the current bid market and funding environment, authorizations for future work continue to move forward. The WRDA legislation, which forms the basis for authorizing the Corps' civil works projects, including the Deep Port projects, is generally enacted every other year. The most recent WRDA bill was passed by Congress in 2000 and the recent Deep Port work that has come out for bid and those projects expected for 2004 bidding have already been authorized by this or prior WRDA legislation. While no WRDA bill was passed in 2002 or 2003, a 2004 WRDA has been introduced and is expected to be passed, as this type of legislation is typically passed in election years when particular projects gain support of their sponsors. Additionally, the 2004 WRDA bill includes a change to the federal cost sharing percentages. Currently, the cost-sharing formula for the Deep Port work provides for the federal share of funds to decrease as the ports go deeper, with the state and local share increasing. The 2004 WRDA legislation revises this cost-sharing formula to increase the current federal share as the ports are brought to greater depths, which should provide some incentive for certain state legislatures to push for its adoption. The Company continues to monitor the progress of the 2004 WRDA legislation, as it is important for future years' bid markets.

        In summary, while the industry is currently impacted by increased uncertainty with respect to project funding and timing, the work continues to be required. At some point in the future, all the work deferred currently will need to be performed. The Deep Port projects underway are not fully functional until all parts of the channels are taken to their final depths, and the projects have been proven to be necessary to accommodate the deeper draft vessels in use throughout the world. Similarly, the maintenance dredging, if not performed currently, will accumulate and grow in volume as channels continue to fill with sedimentation, and beach nourishment work will reach a point of urgency as waterfront assets and recreational communities become jeopardized. Therefore, Company management believes that the current environment represents only a deferral of work, and not any permanent reduction in the industry. In fact, management believes the current deferral is likely to result in strong industry performance in the future, as pricing should improve once the volume of work picks up. However, it is already apparent that the second quarter of 2004 will be impacted by the reduced bid market and slow down in funding. Although the Company has a solid backlog level going into the second quarter and has recently won a couple of major projects to be added to backlog, given the timing of the bidding and awards, and requested deferral of certain projects such as the Wilmington and Los Angeles deepening projects, much of the Company's backlog cannot be performed until future quarters.

Liquidity and Capital Resources

        The Company's principal sources of liquidity are cash flow generated from operations and borrowings under its new senior credit facility. The Company's principal uses of cash are to meet debt service requirements, finance its capital expenditures, provide working capital and meet other general corporate purposes.

        The Company's net cash generated by operating activities for the three months ended March 31, 2004 totaled $9.3 million compared to a use of $1.5 million for the three months ended March 31, 2003. The fluctuation between periods results from the normal timing differences on the recognition and billing of revenues. In the first quarter of 2004 the Company received income tax refunds of approximately $6.0 million in connection with payment of expenses related to the sale in December of 2003, which also increased the cash generated by operations in the 2004 period. Additionally, in February of 2003, the Company utilized cash to pay $8.7 million of its subordinated debt interest. The initial semiannual interest payment under the new subordinated debt issue is payable in June 2004.

        The Company's net cash flows used in investing activities were $5.4 million compared to $4.2 million for three months ended March 31, 2004 and 2003, respectively. The use of cash relates

21

primarily to equipment acquisitions and capital improvements to existing equipment. In the 2003 period, the Company also utilized $0.8 million to purchase 50% of a real estate interest related to its Amboy joint venture.

        The Company's net cash used in financing activities for three months ended March 31, 2004 totaled $3.0 million, compared to a source of cash of $4.9 million for the three months ended March 31, 2003. In the 2004 period, the Company paid down debt, while it borrowed funds in the 2003 period, based on its working capital needs in the respective periods.

        In February 2004, the Company entered into an interest rate swap arrangement to swap a notional amount of $50 million from a fixed rate of 7.75% to a floating LIBOR-based rate in order to manage the interest rate paid with respect to the Company's 7 3/4% senior subordinated debt.

        Given the current uncertainty surrounding the bidding and funding environment discussed previously, management has begun taken steps to reduce discretionary overhead and maintenance costs and capital spending. With these reductions, management believes the anticipated cash flows from operations and available credit under its revolving credit facility will be sufficient to fund the Company's operations and its revised capital expenditures, and meet its current debt service requirements of approximately $20 million for the year. The Company's ability to fund its working capital needs, planned capital expenditures and scheduled debt payments, and to comply with all of the financial covenants under its debt agreements, depends on its future operating performance and cash flow, which in turn, are subject to prevailing economic conditions and to financial, business and other factors, some of which are beyond the Company's control.

Critical Accounting Policies and Estimates

        In preparing its consolidated financial statements, the Company follows accounting principles generally accepted in the United States of America. The application of these principles requires significant judgments or an estimation process that can affect the results of operations, financial position and cash flows of the Company, as well as the related footnote disclosures. The Company continually reviews its accounting policies and financial information disclosures. There have been no material changes in policies or estimates since December 31, 2003.

22

Item 3. Quantitative and Qualitative Disclosures About Market Risk

        The market risk of the Company's financial instruments as of March 31, 2004 has not significantly changed since December 31, 2003. The market risk profile of the Company on December 31, 2003 is disclosed in the Company's 2003 Annual Report on Form 10-K.

Item 4. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures.    The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, have conducted an evaluation of the effectiveness of disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this quarterly report. Based on that evaluation, such officers have concluded that the disclosure controls and procedures are effective in ensuring that all material information required to be filed in this quarterly report has been made known to them in a timely fashion.

(b) Changes in Internal Controls.    There have been no changes in our internal controls over financial reporting during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

23

PART II—Other Information

Item 6. Exhibits and Reports on Form 8-K

(a)
Exhibits

31.1	Certification Pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
31.2	Certification Pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
32.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
32.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

*
Filed or furnished herein.

(b)
Reports on Form 8-K

1.
A Current Report on Form 8-K filed on January 6, 2004 announcing consummation of the acquisition by Madison Dearborn Partners IV, L.P. on December 22, 2003.

2.
A Current Report on Form 8-K filed on February 2, 2004 regarding a press release announcing earnings information for the quarter ended December 31, 2003.

24

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Great Lakes Dredge & Dock Corporation
Date: May 14, 2004	By:	/s/ DEBORAH A. WENSEL Deborah A. Wensel Senior Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer and Duly Authorized Officer)

25

EXHIBIT INDEX

Number	Document Description
31.1	Certification Pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
31.2	Certification Pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
32.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
32.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

*
Filed or furnished herewith.

26

EXHIBIT 31.1

CERTIFICATIONS PURSUANT TO
SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION

I, Douglas B. Mackie, Chief Executive Officer, certify that:

1.
I have reviewed this quarterly report on Form 10-Q of Great Lakes Dredge & Dock Corporation;

2.
Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.
Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.
The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b)
Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this quarterly report based on such an evaluation; and

c)
Disclosed in this quarterly report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5.
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

27

  a)
  All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

  b)
  Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 14, 2004
/s/ DOUGLAS B. MACKIE Douglas B. Mackie Chief Executive Officer

28

EXHIBIT 31.2

CERTIFICATION

I, Deborah A. Wensel, Chief Financial Officer, certify that:

1.
I have reviewed this quarterly report on Form 10-Q of Great Lakes Dredge & Dock Corporation;

2.
Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.
Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.
The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b)
Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this quarterly report based on such an evaluation; and

c)
Disclosed in this quarterly report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5.
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

29

  a)
  All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

  b)
  Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 14, 2004
/s/ DEBORAH A. WENSEL Deborah A. Wensel Chief Financial Officer

30

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Great Lakes Dredge & Dock Corporation (the "Company") on Form 10-Q for the period ending March 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Douglas B. Mackie, Chief Executive Officer of the Company, certify pursuant to 18 U.S.C. § 906 of the Sarbanes-Oxley Act of 2002, that:

  (1)
  The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

  (2)
  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ DOUGLAS B. MACKIE Douglas B. Mackie Chief Executive Officer Date: May 14, 2004

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Great Lakes Dredge & Dock Corporation and will be retained by Great Lakes Dredge & Dock Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

31

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Great Lakes Dredge & Dock Corporation (the "Company") on Form 10-Q for the period ending March 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Deborah A. Wensel, Chief Financial Officer of the Company, certify pursuant to 18 U.S.C. § 906 of the Sarbanes-Oxley Act of 2002, that:

  (1)
  The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

  (2)
  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ DEBORAH A. WENSEL Deborah A. Wensel Chief Financial Officer Date: May 14, 2004

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Great Lakes Dredge & Dock Corporation and will be retained by Great Lakes Dredge & Dock Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

32

PROSPECTUS

GREAT LAKES DREDGE & DOCK CORPORATION

Exchange Offer for
$175,000,000
7 3/4% Senior Subordinated Notes due 2013

We are offering to exchange:
up to $175,000,000 of our new 7 3/4% Senior Subordinated Notes due 2013, Series B
for
a like amount of our outstanding
7 3/4% Senior Subordinated Notes due 2013

Material Terms of the Exchange Offer

  •
  The terms of the exchange notes to be issued in the exchange offer are substantially identical to the outstanding notes, except that the transfer restrictions and registration rights relating to the outstanding notes will not apply to the exchange notes because the exchange notes will be registered under the Securities Act of 1933, as amended.

  •
  There is no existing public market for the outstanding notes or the exchange notes. We do not intend to list the exchange notes on any securities exchange or seek approval for quotation through any automated trading system.

  •
  The exchange notes will not be secured by any collateral. The exchange notes are unconditionally guaranteed on a senior subordinated basis by North American Site Developers, Inc., our 85% owned subsidiary, all of our existing wholly-owned domestic subsidiaries and all of our future material domestic restricted subsidiaries. The exchange notes will rank junior in right of payment to all of our and our guarantors' existing and future senior indebtedness. The exchange notes will rank equal in right of payment to our and the guarantors' existing and future senior subordinated indebtedness. As of December 31, 2003, we had $260.3 million of debt, of which $85.3 was senior debt.

  •
  The exchange offer expires at 5:00 p.m., New York City time, on June 15, 2004, unless extended.

  •
  The exchange of notes will not be a taxable event for U.S. federal income tax purposes.

  •
  The exchange of notes is not subject to any condition other than that the exchange offer not violate applicable law or any applicable interpretation of the Staff of the Securities and Exchange Commission, or the "SEC."

For a discussion of certain factors that you should consider before participating in this exchange offer, see "Risk Factors" beginning on page 13 of this prospectus.

Neither the SEC nor any other domestic or foreign regulatory securities commission or authority has approved or disapproved of the exchange notes to be distributed in the exchange offer or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

May 7, 2004

        We have not authorized anyone to give any information or represent anything to you other than the information contained in this prospectus. You must not rely on any unauthorized information or representations.

        Until June 27, 2004, all dealers that buy, sell or trade the exchange notes, whether or not participating in the exchange offer, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments and subscriptions.

MARKET AND OTHER DATA

        Unless otherwise indicated, the market, ranking and other similar data contained in this prospectus, including statements regarding our being a leading provider in the dredging industry, are based upon our management's knowledge of and experience in the markets in which we operate, and upon information from independent industry publications, including Engineering News Record. None of the independent industry publications was prepared on our or our affiliates' behalf and Engineering News Record has not consented to the inclusion of any data from its reports, nor have we sought their consent. While management believes this data and its estimates and beliefs based on such data to be reasonable, market, ranking and other similar data is subject to change and cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey of market size.

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, and other information that is not historical information. Many of these statements appear, in particular, under the headings "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." When used in this prospectus, the words "believe," "anticipate," "project," "plan," "expect," "intend," "estimate" and variations of such words or similar expressions or the negative thereof are intended to identify forward-looking statements. Forward-looking statements are necessarily based on assumptions and estimates, and are inherently subject to risks and uncertainties, including, in addition to any risks and uncertainties disclosed in the text surrounding such statements or elsewhere in this prospectus, risks and uncertainties relating to the possible invalidity of the underlying assumptions and estimates, and possible changes or developments in social, economic, business, industry, market, legal and regulatory circumstances and conditions and actions taken or omitted to be taken by third parties, including customers, suppliers, business partners and competitors, and legislative, regulatory, judicial and other governmental authorities and officials. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them, but there can be no assurance that our expectations, beliefs and projections will be realized.

        All forward-looking statements included in this prospectus attributable to us or persons acting on our behalf apply only as of the date of this prospectus and are expressly qualified in their entirety by the cautionary statements included in this prospectus. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this prospectus.

ii

PROSPECTUS SUMMARY

        The following summary highlights basic information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that you should consider before deciding to participate in the exchange offer. For a more complete understanding of this exchange offer, we encourage you to read this entire prospectus and the other documents to which we refer you. In this prospectus, unless the context requires otherwise, the terms "Great Lakes," "we," "us," "the Company," "our" and other similar terms refer to the combined businesses of Great Lakes Dredge & Dock Corporation and all of its consolidated subsidiaries. The term "the issuer" refers to Great Lakes Dredge & Dock Corporation exclusive of its consolidated subsidiaries.

Our Company

        We are the leading provider of dredging services in the United States. Dredging generally involves the enhancement or preservation of navigability of waterways or the protection of shorelines through the removal or replenishment of soil, sand or rock. Our dredging services represented approximately 90% of our revenues for the year ended December 31, 2003. In addition to dredging services, we provide demolition services, including exterior and interior demolition, site development and hazardous material removal, which represented approximately 10% of our revenues for the year ended December 31, 2003. For the year ended December 31, 2003, our revenues, EBITDA (as defined on page 12) and net loss were $398.8 million, $49.8 million and $(1.6) million, respectively. As of December 31, 2003, our contract backlog totaled approximately $200.8 million ($260.8 million including outstanding low bids not yet awarded).

Competitive Strengths

        We believe the following competitive strengths have allowed us to develop and maintain our preeminent market position within the dredging industry:

    •
    Leading market position;

    •
    Favorable competitive dynamics;

    •
    Largest and most diverse dredging fleet;

    •
    Specialized capability in capital projects;

    •
    Proprietary and proven project costing methodologies;

    •
    Diversified revenue base; and

    •
    Proven, experienced management team.

Our Business Strategy

        We intend to continue to grow contract revenues and cash flows and strengthen our competitive position worldwide by using the following strategies:

    •
    Build upon our preeminent position in the U.S. market;

    •
    Capitalize on market opportunities;

    •
    Enhance our operating capabilities;

    •
    Maintain our presence in foreign markets; and

    •
    Pursue growth opportunities in the commercial and industrial demolition market.

The Transactions

        On December 22, 2003, GLDD Acquisitions Corp. purchased all of the outstanding capital stock of Great Lakes Dredge & Dock Corporation for approximately $362.1 million in cash, including expenses and fees and subject to certain purchase price adjustments. In connection with the acquisition, the following transactions occurred, which we collectively refer to as the "Transactions":

    •
    Madison Dearborn and certain of its affiliates and co-investors, together with members of management, invested approximately $97.0 million in cash;

    •
    Great Lakes Dredge & Dock Corporation entered into a new senior credit facility consisting of a $60.3 million funded term loan and a revolving credit facility with $60.0 million of availability for borrowings and letters of credit, of which $2.0 million was drawn on the revolver at closing;

    •
    Great Lakes Dredge & Dock Corporation issued $175.0 million of 7 3/4% Senior Subordinated Notes due 2013;

    •
    we paid $146.9 million as merger consideration;

    •
    we repurchased our existing senior subordinated notes in the aggregate principal amount of $155.0 million, plus the related premium and accrued interest thereon;

    •
    we rolled-over approximately $23.4 million in a new Equipment Term Loan, as defined below;

    •
    we rolled-over approximately $1.6 million in capital leases; and

    •
    we paid approximately $16.7 million of fees and expenses related to the Transactions.

        On December 17, 2003, we funded a new $23.4 million equipment financing facility to refinance borrowings incurred under our existing revolving credit facility. We refer to this facility as the "Equipment Term Loan." See "Description of Other Indebtedness and Financing Arrangements—Equipment Term Loan."

Recent Developments

First Quarter Results

        Revenues for the quarter ended March 31, 2004 were $103.9 million compared to $99.7 million for the same period in 2003. The increase in revenues in the 2004 quarter was a result of additional foreign dredging and domestic beach nourishment dredging revenues. The foreign dredging projects performed during the 2004 quarter generated solid margins; however, this was offset by reduced margins on certain domestic dredging projects performed along the east coast, which incurred one of the worst winter seasons in recent years, thereby, causing weather delays and equipment operating inefficiencies during the period.

        Operating income was $7.5 million for the quarter ended March 31, 2004, compared to $11.1 million for the same 2003 period. The 2004 quarter reflects additional depreciation and amortization expense of approximately $3.0 million resulting from the revaluation of our assets and liabilities in connection with the Transactions.

        Net interest expense for the quarter ended March 31, 2004 was $4.6 million, compared to $5.0 million for the same period of 2003. In connection with the Transactions, total debt increased to approximately $260 million, compared to approximately $173 million at the beginning of 2003. Despite the increase in debt, interest expense related to our senior and subordinated debt declined due to significantly lower interest rates on the new debt structure.

        Net income for the first quarter of 2004 was $1.8 million, which compares to $3.5 million for the same period of 2003 and reflects the impact of additional depreciation and amortization expense, as discussed previously.

        At March 31, 2004, we had total debt of $255.7 million, of which $2.0 million was current, total cash and equivalents of $3.7 million and revolver borrowing availability of $44.7 million.

        Dredging backlog at March 31, 2004 was $189.2 million, which compares to $190.2 million at December 31, 2003 and $281.8 million at March 31, 2003. The backlog has remained at a reduced level relative to the earlier 2003 and 2002 quarters as a result of a stagnant domestic bidding market. The first quarter 2004 awards totaled $108 million, and the full-year bid market for 2003 totaled only $425 million. This compares to a domestic bid market of over $900 million in 2002, and an average over the five preceding years (1998 to 2002) of approximately $650 million. Although the Army Corps of Engineers' (the "Corps") budgets have remained at similar levels in recent years, management believes the most significant impact to the recent bid market has been the diversion of the Corps' personnel and financial resources to the war and reconstruction efforts in Iraq. Thus, although funds are budgeted, there is uncertainty as to whether funds will actually be made available to the various domestic Corps' districts, which have responded by delaying project bids and awards and postponing construction activities on current projects. The decline in the current bid market is likely to impact pricing in the short-term, as competition within the industry has increased for the work that is being bid. The demolition services backlog at March 31, 2004 was $14.7 million, compared to $10.6 million at December 31, 2003 and $15.8 million at March 31, 2003.

Corporate Structure

        Great Lakes Dredge & Dock Corporation is a holding company that conducts substantially all of its domestic dredging operations through Great Lakes Dredge & Dock Company, or "GLDD," and its demolition operations through NASDI, which is 85% owned by the issuer. All of the issuer's international operations are conducted through direct and indirect wholly-owned subsidiaries.

        The following chart summarizes our organizational structure and our principal indebtedness as of December 31, 2003.

(1)
The revolving credit facility provides for borrowings and letters of credit of up to $60.0 million. As of December 31, 2003, our availability under the revolving credit facility was $43.1 million, net of outstanding letters of credit.

(2)
The remaining 15% non-voting equity interest is owned by a member of NASDI's management. Therefore, Great Lakes Dredge & Dock Corporation owns 100% of the voting equity of NASDI.

(3)
For the year ended December 31, 2003, our non-guarantor subsidiary had no net sales and, as of December 31, 2003, represented approximately 0.6% of our total assets.

Equity Sponsor

        Madison Dearborn Partners, LLC is a leading private equity investment firm based in Chicago, Illinois. Madison Dearborn, through limited partnerships of which it is the general partner, has in excess of $7.5 billion of capital under management. Madison Dearborn focuses on investments in several specific industry sectors, including basic industries, communications, consumer, financial services and health care. Madison Dearborn's objective is to invest in companies with strong competitive characteristics that it believes have the potential for significant long-term equity appreciation. To achieve this objective, Madison Dearborn seeks to partner with outstanding management teams who have a solid understanding of their businesses and track records of building shareholder value.

        Great Lakes Dredge & Dock Corporation is a Delaware corporation. Our principal executive offices are located at 2122 York Road, Oak Brook, Illinois 60523, and our telephone number is (630) 574-3000.

The Exchange Offer

The Initial Offering of Outstanding Notes	We sold the outstanding notes on December 22, 2003 to Lehman Brothers Inc., Credit Suisse First Boston LLC and Banc of America Securities LLC. We collectively refer to these parties in this prospectus as the "initial purchasers." The initial purchasers subsequently resold the outstanding notes: (i) to qualified institutional buyers pursuant to Rule 144A; or (ii) outside the United States in compliance with Regulation S, each as promulgated under the Securities Act.
Registration Rights Agreement
Simultaneously with the initial sale of the outstanding notes, we entered into a registration rights agreement for the exchange offer. In the registration rights agreement, we agreed, among other things, to use our reasonable best efforts to have this registration statement declared effective by the SEC within 180 days of issuing the outstanding notes and to consummate this exchange offer within 45 days of the effective date of the registration statement. The exchange offer is intended to satisfy your rights under the registration rights agreement. After the exchange offer is complete, you will no longer be entitled to any exchange or registration rights with respect to your outstanding notes.
The Exchange Offer
We are offering to exchange the exchange notes, which have been registered under the Securities Act, for your outstanding notes, which were issued on December 22, 2003 in the initial offering. In order to be exchanged, an outstanding note must be properly tendered and accepted. All outstanding notes that are validly tendered and not validly withdrawn will be exchanged. We will exchange notes promptly after the expiration of the exchange offer.
Resales
We believe that the exchange notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act provided that:
• the exchange notes are being acquired in the ordinary course of your business;
•
you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the exchange notes issued to you in the exchange offer; and
• you are not an affiliate of ours.

If any of these conditions are not satisfied and you transfer any exchange notes issued to you in the exchange offer without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration of your exchange notes from these requirements, you may incur liability under the Securities Act. We will not assume, nor will we indemnify you against, this liability.

Each broker-dealer that is issued exchange notes in the exchange offer for its own account in exchange for outstanding notes that were acquired by that broker-dealer as a result of market-marking or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes. A broker-dealer may use this prospectus for an offer to resell, resale or other retransfer of the exchange notes issued to it in the exchange offer.
Record Date	We mailed this prospectus and the related exchange offer documents to registered holders of outstanding notes on May 17, 2004.
Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, June 15, 2004, unless we decide to extend the expiration date.
Conditions to the Exchange Offer	The exchange offer is not subject to any condition other than that the exchange offer not violate applicable law or any applicable interpretation of the staff of the SEC.
Procedures for Tendering Outstanding Notes	If you wish to tender your notes for exchange in this exchange offer, you must transmit to the exchange agent on or before the expiration date either:
•
an original or a facsimile of a properly completed and duly executed copy of the letter of transmittal, which accompanies this prospectus, together with your outstanding notes and any other documentation required by the letter of transmittal, at the address provided on the cover page of the letter of transmittal; or
•
if the notes you own are held of record by The Depository Trust Company, or "DTC," in book-entry form and you are making delivery by book-entry transfer, a computer-generated message transmitted by means of the Automated Tender Offer Program System of DTC, or "ATOP," in which you acknowledge and agree to be bound by the terms of this prospectus and the letter of transmittal and which, when received by the exchange agent, forms a part of a confirmation of book-entry transfer. As part of the book-entry transfer, DTC will facilitate the exchange of your notes and update your account to reflect the issuance of the exchange notes to you. ATOP allows you to electronically transmit your acceptance of the exchange offer to DTC instead of physically completing and delivering a letter of transmittal to the notes exchange agent.

In addition, you must deliver to the exchange agent on or before the expiration date:
• a timely confirmation of book-entry transfer of your outstanding notes into the account of the notes exchange agent at DTC if you are effecting delivery of book-entry transfer; or
• if necessary, the documents required for compliance with the guaranteed delivery procedures.
Special Procedures for Beneficial Owners
If you are the beneficial owner of book-entry interests and your name does not appear on a security position listing of DTC as the holder of the book-entry interests or if you are a beneficial owner of outstanding notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender the book-entry interest or outstanding notes in the exchange offer, you should contact the person in whose name your book-entry interests or outstanding notes are registered promptly and instruct that person to tender on your behalf.
Withdrawal Rights	You may withdraw the tender of your outstanding notes at any time prior to 5:00 p.m., New York City time on June 15, 2004.
Federal Income Tax Considerations	The exchange of outstanding notes will not be a taxable event for U.S. federal income tax purposes.
Use of Proceeds	We will not receive any proceeds from the issuance of exchange notes pursuant to the exchange offer. We will pay all of our expenses incident to the exchange offer.
Exchange Agent	BNY Midwest Trust Company is serving as the exchange agent in connection with the exchange offer.

The Exchange Notes

        The form and terms of the exchange notes are the same as the form and terms of the outstanding notes, except that the exchange notes will not bear legends restricting their transfer and will not contain the registration rights and liquidated damage provisions contained in the outstanding notes. The exchange notes represent the same debt as the outstanding notes. Both the outstanding notes and the exchange notes are governed by the same indenture.

Issuer	Great Lakes Dredge & Dock Corporation.
Exchange Notes Offered	$175,000,000 in aggregate principal amount of 7 3/4% Senior Subordinated Notes due 2013, Series B.
Maturity Date	December 15, 2013.
Interest Payment Dates	June 15 and December 15, commencing June 15, 2004.
Guarantees
All payments with respect to the exchange notes, including principal and interest, will be fully and unconditionally guaranteed on an unsecured senior subordinated basis by each of our existing domestic subsidiaries and each of our material future domestic restricted subsidiaries.

Rankings	The exchange notes and guarantees will be unsecured and:
	•	subordinate in right of payment to all of the issuer's and the guarantors' existing and future senior indebtedness;
	•	equal in right of payment to the issuer's and the guarantors' existing and future senior subordinated indebtedness;
	•	effectively subordinate to indebtedness and other liabilities of the issuer's non-guarantor subsidiaries; and
	•	senior in right of payment to the issuer's and the guarantors' existing and future subordinated indebtedness.
As of December 31, 2003,
•
we had outstanding senior indebtedness of approximately $85.3 million and an additional $43.1 million available for borrowings and letters of credit under the revolving credit facility, net of outstanding letters of credit; and
	•	we had no other senior subordinated indebtedness outstanding.
Optional Redemption	On or after December 15, 2008, the issuer may redeem some or all of the exchange notes at any time at the redemption prices described under "Description of the Notes—Optional Redemption."

Before December 15, 2006, the issuer may redeem up to 35% of the aggregate principal amount of the exchange notes issued under the indenture with the net proceeds of one or more equity offerings; provided that at least 65% of the exchange notes issued remain outstanding after the redemption.
Mandatory Redemption
If the issuer sells certain assets or experiences specific kinds of changes in control, the issuer must offer to repurchase the exchange notes at the prices described under "Description of the Notes—Repurchase at the Option of Holders."
Covenants
The indenture under which the outstanding notes were issued will govern the exchange notes. The indenture (among other things) will limit the issuer's ability and that of its restricted subsidiaries to:
	•	incur additional indebtedness and issue preferred stock;
	•	pay dividends or make other distributions;
	•	make other restricted payments and investments;
	•	create liens;
	•	incur restrictions on the ability of their subsidiaries to pay dividends or other payments to them;
	•	sell assets;

•	merge or consolidate with other entities; and
•	enter into transactions with affiliates.
Each of the covenants is subject to a number of important exceptions and qualifications. See "Description of the Notes—Certain Covenants."

        For a discussion of risks you should consider in connection with an investment in the exchange notes, see "Risk Factors."

Summary Historical Condensed Consolidated Financial Data

        The following table sets forth our summary historical condensed consolidated financial data for the periods ended and at the dates indicated. We have derived the historical consolidated financial data, except for EBITDA, as of December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003 from our audited financial statements included elsewhere in this prospectus.

        The acquisition of the Company by Madison Dearborn in December 2003 was accounted for as a purchase in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," resulting in a new basis of accounting subsequent to the transaction. Therefore, for presentation herein and throughout the remainder of this prospectus, financial information relating to the Company prior to the sale transaction is denoted as Predecessor Basis, while financial information relating to the Company subsequent to the transaction is denoted as Successor Basis.

	Predecessor Basis
	Year Ended December 31,
	2003	2002	2001
	(dollars in thousands)
Statement of Operations Data:(1)
Contract revenues	$398,800	$362,602	$318,797
Costs of contract revenues	328,196	294,555	260,433

Gross profit	70,604	68,047	58,364
General and administrative expenses	27,867	29,841	25,220
Sale-related expenses	10,635	—	—

Operating income	32,102	38,206	33,144
Interest expense, net	(20,717)	(21,134)	(20,928)
Sale-related financing costs	(13,113)	—	—
Equity in earnings (loss) of joint ventures	1,422	(49)	811
Minority interests	28	400	(984)

Income (loss) before provision for income taxes	(278)	17,423	12,043
Provision for income taxes	1,318	4,423	5,562

Net income (loss)	$(1,596)	$13,000	$6,481

	Predecessor Basis
	2003	2002	2001
Other Financial Data:
EBITDA(2)	$49,846	$54,472	$48,205
EBITDA margin(3)	12.5%	15.0%	15.1%
Cash interest expense	$19,008	$19,836	$19,927
Capital expenditures(4)	37,650	18,345	13,791
Maintenance expense	27,914	25,948	19,296
Depreciation	16,294	15,915	15,234
Backlog (at end of period)(5)	$200,813	$365,652	$239,647
	Successor Basis	Predecessor Basis
	2003	2002	2001
Balance Sheet Data (at end of period):
Cash	$2,775	$1,456	$2,590
Working capital	50,456	14,571	14,119
Total assets	522,944	287,486	282,223
Total debt(6)	258,700	172,769	184,728
Stockholders' (deficit) equity	97,000	(12,406)	(25,994)

(1)
Includes the results of NASDI since its acquisition in April 2001.

(2)
EBITDA represents earnings before net interest expense (including sale-related financing costs), income taxes, and depreciation and amortization expense. EBITDA should not be considered as alternatives to, or more meaningful than, amounts determined in accordance with GAAP including: (a) operating income as an indicator of operating performance; or (b) cash flows from operations as a measure of liquidity. We present EBITDA as additional information because it is among the bases upon which we assess our financial performance, and certain covenants in our borrowing arrangements are tied to similar measures. We believe EBITDA is a useful measure for the users of our financial statements because it provides information that can be used to evaluate the effectiveness of our business from an operational perspective, exclusive of costs to finance our activities, income taxes, depreciation of operating assets and amortization of intangible assets, none of which is directly relevant to the efficiency of our operations. EBITDA is not calculated identically by all companies; therefore, our presentation of EBITDA may not be comparable to similarly titled measures of other companies. The following table reconciles net income (loss) to EBITDA for the periods indicated:

	Predecessor Basis
	Year Ended December 31,
	2003	2002	2001
	(dollars in thousands)
Net income (loss)	$(1,596)	$13,000	$6,481
Adjusted for:
Interest expense, net	20,717	21,134	20,928
Sale-related financing costs	13,113	—	—
Income tax expense	1,318	4,423	5,562
Depreciation	16,294	15,915	15,234

EBITDA	$49,846	$54,472	$48,205

(3)
EBITDA margin represents EBITDA as a percentage of contract revenues.

(4)
Capital expenditures in 2003 includes approximately $15.0 million used to buy out certain dredging equipment previously under operating lease, $3.6 million related to a barge being constructed as part of a like-kind exchange, and a $0.8 million deposit on construction of two new rock barges.

(5)
Our contract backlog represents our estimate of the revenues that will be realized under the portion of the contracts remaining to be performed based upon current estimates. These estimates are subject to fluctuations based upon the amount of material actually dredged as well as factors affecting the time required to complete the job. In addition, because a substantial portion of our backlog relates to government contracts, our backlog can be canceled at any time without penalty; however, we can generally recover the actual committed costs and profit on work performed up to the date of cancellation. Consequently, backlog is not necessarily indicative of future results. Our backlog includes only those projects for which the customer has provided an executed contract.

(6)
Includes long-term debt and current maturities of long-term debt, and excludes capital leases.

RISK FACTORS

        You should carefully consider the following factors, in addition to the other information contained in this prospectus, when deciding whether to participate in the exchange offer.

Risks Relating to the Exchange Offer

Because there is no public market for the exchange notes, you may not be able to resell your exchange notes.

        The exchange notes will be registered under the Securities Act, but will constitute a new issue of securities with no established trading market, and there can be no assurance as to:

  •
  the liquidity of any trading market that may develop;

  •
  the ability of holders to sell their exchange notes; or

  •
  the price at which the holders would be able to sell their exchange notes.

If a trading market were to develop, the exchange notes might trade at higher or lower prices than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar debentures and our financial performance.

        We understand that the initial purchasers presently intend to make a market in the outstanding notes. However, they are not obligated to do so, and any market-making activity with respect to the outstanding notes may be discontinued at any time without notice. In addition, any market-making activity will be subject to the limits imposed by the Securities Act and the Securities Exchange Act of 1934, as amended, or the "Exchange Act," and may be limited during the exchange offer or the pendency of an applicable shelf registration statement. There can be no assurance that an active trading market will exist for the notes or that any trading market that does develop will be liquid.

        In addition, any outstanding note holder who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes may be deemed to have received restricted securities, and if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. For a description of these requirements, see "Exchange Offer."

Your outstanding notes will not be accepted for exchange if you fail to follow the exchange offer procedures and, as a result, your outstanding notes will continue to be subject to existing transfer restrictions and you may not be able to sell your outstanding notes.

        We will not accept your outstanding notes for exchange if you do not follow the exchange offer procedures. We will issue exchange notes as part of this exchange offer only after a timely receipt of your outstanding notes, a properly completed and duly executed letter of transmittal and all other required documents. Therefore, if you want to tender your outstanding notes, please allow sufficient time to ensure timely delivery. If we do not receive your notes, letter of transmittal and other required documents by the expiration date of the exchange offer, we will not accept your notes for exchange. We are under no duty to give notification of defects or irregularities with respect to the tenders of outstanding notes for exchange. If there are defects or irregularities with respect to your tender of notes, we will not accept your notes for exchange. For more information, see "Exchange Offer."

If you do not exchange your outstanding notes, your outstanding notes will continue to be subject to the existing transfer restrictions and you may not be able to sell your outstanding notes.

        We did not register the outstanding notes, nor do we intend to do so following the exchange offer. Outstanding notes that are not tendered will therefore continue to be subject to the existing transfer restrictions and may be transferred only in limited circumstances under the securities laws. If you do not exchange your outstanding notes, you will lose your right to have your outstanding notes registered under the federal securities laws. As a result, if you hold outstanding notes after the exchange offer, you may not be able to sell your outstanding notes.

Risks Relating to the Exchange Notes

Our substantial indebtedness could have a material adverse effect on our financial health and prevent us from fulfilling our obligations under the exchange notes.

        We have a significant amount of indebtedness. As of December 31, 2003, we had outstanding long-term indebtedness of approximately $260.3 million and stockholders' equity of approximately $97.0 million. You should read the discussions under the headings "Capitalization" for further information about our substantial indebtedness. In addition, as a joint venture partner of Amboy Aggregates, we are liable for 50% of Amboy's liabilities (other than non-recourse liabilities). Our portion of these liabilities was approximately $1.4 million as of December 31, 2003, which included approximately $0.5 million of outstanding indebtedness that we have guaranteed.

        Our substantial debt could have important consequences to you. For example, it could:

  •
  make it more difficult for us to satisfy our obligations with respect to the exchange notes obligations under our new senior credit facility;

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  require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

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  limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

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  place us at a competitive disadvantage compared to our less leveraged competitors;

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  increase our vulnerability to both general and industry-specific adverse economic conditions; and

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  limit, among other things, our ability to borrow additional funds.

Our ability to make payments on the exchange notes depends on our ability to generate sufficient cash in the future.

        Our ability to make payments on and to refinance our debt, including the exchange notes, and to fund planned capital expenditures or take advantage of opportunities that may arise will depend on our ability to generate sufficient cash in the future. This, to some extent, is subject to general economic, financial, competitive, legislative, regulatory, business and other factors that are beyond our control.

        Based on our current level of operations, we believe our cash flow from operations, available cash and available borrowings under our new senior credit facility will be adequate to meet our future liquidity needs for at least the next 12 months.

        We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our new senior credit facility or otherwise in an amount sufficient to enable us to pay our debt, including the notes, or to fund our other liquidity needs. If our future cash flow from operations and other capital resources are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to reduce or delay our business activities and capital expenditures, sell assets, obtain additional debt or equity capital, or restructure or refinance all or a portion of our debt, including the notes, on or before maturity. We cannot assure you that we would be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all. In addition, the terms of our existing and future indebtedness, including the exchange notes and our new senior credit facility, may limit our ability to pursue any of these alternatives.

Additional borrowings are available and we and our subsidiaries will be able to incur more debt, which could further exacerbate the risks described above.

        Although the indenture governing the exchange notes will contain restrictions on the incurrence of additional indebtedness, those restrictions will be subject to a number of qualifications and exceptions; the indebtedness incurred in compliance with those such restrictions could be substantial. As of December 31, 2003, we had $43.1 million of availability under our new senior credit facility, net of outstanding letters of credit. Also, those restrictions will not prevent us from incurring contingent obligations under our bonding agreement. We anticipate that in the ordinary course of business, we will continually evaluate transactions that could increase our debt exposure. If any given transaction is strategically attractive, we may make new investments and increase the total indebtedness. For example, from time to time, we evaluate proposals to build new vessels, which would require financing and could therefore increase our total indebtedness. To the extent that we add new debt to our and our subsidiaries' currently anticipated debt levels, the substantial risks associated with our indebtedness described above would increase. See "Capitalization," "Selected Historical Financial Data," "Description of Other Indebtedness and Financing Arrangements" and "Description of the Notes."

Restrictions in our financing arrangements may limit our ability to make payments on the exchange notes or operate our business.

        Our new senior credit facility, the indenture governing the exchange notes and our bonding agreement with Travelers Casualty and Surety Company and Travelers Casualty and Surety Company of America, collectively referred to herein as "Travelers" or the "bonding company," will contain covenants that limit the discretion of our management with respect to certain business matters. For example, these covenants will significantly restrict our ability to:

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  incur additional indebtedness;

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  create liens or other encumbrances;

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  pay dividends or make certain other payments, investments, loans and guarantees; and

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  sell or otherwise dispose of assets and merge or consolidate with another entity.

        In addition, our new senior credit facility and the bonding agreement will require us to meet certain financial ratios and financial condition tests. You should read the discussions under the headings "Description of Other Indebtedness and Financing Arrangements—Bonding Agreement" and "Description of the Notes—Certain Covenants" for further information about these covenants. Events beyond our control can affect our ability to meet these financial ratios and financial condition tests. Our failure to comply with these obligations could cause an event of default under our new senior credit facility, the exchange notes, the bonding agreement and/or other indebtedness. Upon the occurrence of an event of default under our new senior credit facility, the lenders could elect to declare all amounts outstanding under our new senior credit facility to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders could proceed against the collateral granted to them to secure that indebtedness. An acceleration of the maturity on the indebtedness under our senior credit facility would also constitute an event of default under our bonding agreement, entitling the bonding company to proceed against the collateral securing our obligations under that agreement. An acceleration of our senior indebtedness would also constitute an event of default under the indenture. If the lenders under our new senior credit facility accelerate the repayment of borrowings, we may not have sufficient assets to repay our new senior credit facility, our obligations under our bonding agreement and our other indebtedness, including the exchange notes.

The exchange notes are not secured by our assets or those of our subsidiaries, and the lenders under the new senior credit facility and the bonding company under our bonding agreement will be entitled to remedies available to a secured lender, which gives them priority over the note holders to collect amounts due to them.

        In addition to being subordinated to all of our existing and future senior debt, the exchange notes and the guarantees will not be secured by any of our assets. Our obligations under our new senior credit facility will be secured by, among other things:

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  a first priority lien in specified vessels and equipment;

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  a second priority lien in vessels and equipment securing our bonding company;

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  a first priority lien in our intercompany receivables and the intercompany receivables of each of our direct and indirect domestic subsidiaries shared on a pari passu basis with our bonding company; and

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  a second priority lien on our accounts receivable relating to bonded contracts.

        Our obligations under our bonding agreement are secured by:

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  a first priority lien in specified vessels and equipment;

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  a second priority lien in all vessels and equipment securing our new senior credit facility;

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  a first priority lien on our accounts receivable relating to bonded contracts; and

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  a first priority lien in our intercompany receivables and the intercompany receivables of each of our direct and indirect domestic subsidiaries shared on a pari passu basis with the lenders under our new senior credit facility.

        If we become insolvent or are liquidated, or if payment under our new senior credit facility, the obligations under the bonding agreement or under any other secured senior indebtedness is accelerated, the lenders under our new senior credit facility, the bonding agreement or holders of other secured senior indebtedness will be entitled to exercise the remedies available to a secured lender under applicable law (in addition to any available contractual remedies). Upon any default under our new senior credit facility or the bonding agreement (and even without accelerating the indebtedness under our new senior credit facility), the lenders may be able to prohibit the payment of the notes and guarantees under the subordination provisions contained in the indenture governing the notes, or otherwise limit our ability to make payments on the notes. See "Description of Other Indebtedness and Financing Arrangements" and "Description of the Notes—Subordination."

Your right to receive payments on the exchange notes is junior to our and the guarantors' existing senior indebtedness and possibly all of our and their future borrowings. Further, claims of creditors of our non-guarantor subsidiaries will generally have priority with respect to the assets and earnings of these subsidiaries over your claims.

        The exchange notes and the guarantees will be subordinated to the prior payment in full in cash of our, and the guarantors', as the case may be, current and future senior indebtedness to the extent set forth in the indenture. As of December 31, 2003, we had approximately $85.3 million of senior indebtedness, and approximately $43.1 million would have been available for additional borrowing under our senior credit facility, net of outstanding letters of credit. Senior debt will also include our letters of credit, guarantees and bonding obligations in effect from time to time. In addition, pursuant to a charter agreement with Banc of America Leasing & Capital, LLC, under which we are required to make payments in the amount of approximately $12.2 million over the next four years, any unpaid amounts that cannot be satisfied from the proceeds of the sale of the equipment securing payment thereunder will constitute senior debt solely for the purposes of the subordination provision of the indenture. The indenture permits the incurrence of additional indebtedness, including senior debt, by us and our restricted subsidiaries in the future. See "Description of Other Indebtedness and Financing Arrangements—New Senior Credit Facility." Because of the subordination provisions of the notes, in the event of the bankruptcy, liquidation or reorganization of our Company or any subsidiary guarantor, our assets or the assets of the guarantors would be available to pay obligations under the exchange notes only after all payments had been made on our or the guarantors' senior indebtedness. Sufficient assets may not remain after all such payments have been made to make any payments on the notes, including payments of interest when due.

        In addition, all payments on the exchange notes will be prohibited in the event of a payment default on certain of our senior indebtedness (including borrowings under the senior credit facilities) and, may be blocked for up to 179 days each year, upon the occurrence of other defaults under such indebtedness. We conduct a portion of our business through our subsidiaries. With the exception of NASDI, our non-wholly-owned subsidiaries and our foreign subsidiaries are not guaranteeing the notes or the credit facility. Claims of creditors of the non-guarantor subsidiaries, including trade creditors, and claims of preferred stockholders (if any) of the non-guarantor subsidiaries will generally have priority with respect to their assets and earnings over the claims of creditors of the issuer, including holders of the notes, even if the obligations of the subsidiaries do not constitute senior indebtedness, except to the extent that the issuer is itself recognized as a creditor of the subsidiary, in which case the claims of the issuer would still be subordinate to any security in the assets of the subsidiary and any indebtedness of the subsidiary senior to that held by the issuer. As of December 31, 2003, our non-guarantor subsidiary had approximately $12,000 of total liabilities (including trade payables) outstanding. In addition, after payment to creditors, our rights against non-guarantor subsidiaries will effectively rank equally with minority interests in our subsidiaries. As a joint venture partner of Amboy Aggregates, we are liable for 50% of Amboy's liabilities, other than non-recourse liabilities. Our portion of these liabilities aggregated approximately $1.4 million as of December 31, 2003. See "Description of the Notes—Subordination."

We may be unable to purchase the exchange notes upon a change of control.

        Upon the occurrence of a change of control, as described in the "Description of the Notes—Repurchase at the Option of Holders—Change of Control," you may require us to purchase your exchange notes at 101% of their principal amount, plus accrued and unpaid interest and liquidated damages, if any. However, the terms of our new senior credit facility and our bonding agreement limit our ability to purchase your exchange notes in those circumstances. Any of our future debt agreements may contain similar restrictions and provision. Accordingly, we may be unable to satisfy our obligations to purchase your exchange notes unless we are able to refinance or obtain waivers under our new senior credit facility, our bonding agreement and other indebtedness with similar restrictions. We cannot assure you that we will have sufficient funds to purchase your exchange notes, particularly if a change of control triggers a similar repurchase requirement for, or results in the acceleration of, other indebtedness. Our new senior credit facility currently identifies change of control events that will constitute a default and could result in the acceleration of our indebtedness under our new senior credit facility. A default under our new senior credit facility would likely cause a cross default under our bonding agreement, which would trigger remedies detrimental to your interests, in favor of our bonding company. You should read the discussions under the headings "Description of Other Indebtedness and Financing Arrangements—New Senior Credit Facility," "Description of the Notes—Subordination" and "Description of the Notes—Repurchase at the Option of Holders—Change of Control" for further information about these restrictions.

Fraudulent conveyance laws may adversely affect the validity and enforceability of the guarantees of the exchange notes.

        All of our existing and future domestic restricted subsidiaries will guarantee the payment of the exchange notes. Our future foreign subsidiaries and unrestricted subsidiaries, if any, will not guarantee the exchange notes.

        Although laws differ among various jurisdictions, in general, under fraudulent conveyance laws, a court could subordinate or avoid any guarantee if it found that:

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  the guarantee was incurred with actual intent to hinder, delay or defraud creditors; or

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  the guarantor did not receive fair consideration or reasonably equivalent value for the guarantee and the guarantor was any of the following:

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  insolvent or was rendered insolvent because of the guarantee;

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  engaged in a business or transaction for which its remaining assets constituted unreasonably small capital; or

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  intended to incur, or believed that it would incur, debts beyond its ability to pay at maturity.

        The measure of insolvency for purposes of fraudulent transfer laws varies depending on the law applied. Generally, however, a guarantor would be considered insolvent if:

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  the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

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  the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

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  it could not pay its debts as they become due.

        On the basis of historical financial information, recent operating history and other factors, we believe that at the time each existing guarantor issues its guarantee, it will not be insolvent, it will not have unreasonably small capital for the business in which it is engaged and it will not have incurred debts beyond its ability to pay such debts as they mature. However, a court may not agree with our conclusions.

        If a court avoided a guarantee as a result of a fraudulent conveyance, or held it unenforceable for any other reason, you would cease to have any claim in respect of the guarantor and would be creditors solely of us and any guarantor whose guarantee was not voided or held unenforceable.

Risks Relating to our Business

We depend on our ability to continue to obtain federal government dredging contracts, and indirectly, on the amount of government funding for new government dredging projects. The lack of government dredging contracts or the loss of these contracts could materially reduce our revenues.

        For the year ended December 31, 2003, approximately 72% of our dredging revenues were attributable to contracts with federal agencies or with companies operating under contracts with agencies. Government contracts are typically subject to termination at any time, on relatively short notice, at the election of the applicable government agency involved even if we are performing our contractual obligations. Cancellation of significant dredging contracts or our failure to win significant dredging contracts could have a material adverse effect on us. In addition, our dredging operations depend on project funding by various government agencies and may be adversely affected by the level and timing of government funding. Lack of funding, in the past, has substantially delayed scheduled projects.

        Substantially all of our dredging contracts are, and are expected to continue to be, awarded based on competitive bidding. In the United States, most dredging contracts are awarded to the lowest adequately bonded bidder, regardless of a bidder's relationship with the project sponsor, work on past projects, reputation or similar factors. There can be no assurance that our competitors will not bid more aggressively than us for contracts or that we will continue to achieve shares of our "bid market" at the levels that we have achieved historically. We define our "bid market" as the population of projects on which we bid or could have bid were it not for capacity constraints.

        Some government dredging contracts are awarded through a negotiated procurement process in which the service provider submits a proposal and cost and pricing data to the government, and the service provider and the government negotiate the contract price. Under such contracts, the government has the right, after award and/or completion of the contract, to audit the service provider's books and records, including the proposal and data available to the service provider during negotiations, to ensure compliance with the contract and applicable federal legislation, rules and regulations. The government may seek a price adjustment based on the results of its audit.

We depend on our ability to obtain bonding for future projects, and our inability to obtain bonding would limit the amount of dredging contracts that we could perform.

        We, like all dredging service providers, generally are required to post bonds in connection with our dredging contracts to ensure job completion if we should fail to finish a project. We have entered into a bonding agreement with Travelers pursuant to which Travelers acts as surety, issues bid bonds, performance bonds and payment bonds, and obligates itself upon other contracts of guaranty required by us in the day-to-day operations of our dredging and marine construction business. However, Travelers is not obligated under the bonding agreement to issue bonds for us. Therefore, if we were unable to obtain additional bonding, our ability to take on future work would be severely limited.

        If we were to default on a contract, Travelers would be required either to complete the contract or to reimburse the project sponsor for the cost of completion. We would be obligated to reimburse the bonding company for the amount it expended as a result of our default. Pursuant to the bonding agreement between us and the guarantors, our obligations and the guarantors' obligations are secured by a security interest in selected dredging assets. NASDI is also an obligor under our bonding agreement. In the event we or any of the guarantors fail to complete the work under a bonded contract or breach the bonding agreement, the bonding company may proceed against the collateral, cause the performance of the bonded contract by subletting it in our name or in the name of our guarantors and seek reimbursement from us and our guarantors for costs incurred on the subletting or performance of the bonded contract. The bonding agreement contains financial and operating covenants that limit our ability to incur indebtedness, create liens, pay dividends and to take certain other defined corporate actions. The total amount of bonds outstanding varies with the dollar value of contracts in process; however, the face amount of outstanding bonds typically overstates the associated contingent liability to the extent of the portion of the related projects that we have completed. We estimate that as of December 31, 2003, we had bid and performance bonds with a face value of approximately $400 million outstanding. See "Business—Bonding and Foreign Project Guarantees" and "Description of Other Indebtedness and Financing Arrangements."

Our business is subject to significant operating risks and hazards that could result in damage or destruction to persons or property, which could result in losses or liabilities to us.

        The businesses of dredging and demolition are generally subject to a number of risks and hazards, including environmental hazards, industrial accidents, encountering unusual or unexpected geological formations, cave-ins below water levels, collisions with fixed objects, disruption of transportation services and flooding. These risks could result in damage to, or destruction of, dredges, transportation vessels and other buildings, and could also result in personal injury, environmental damage, performance delays, monetary losses and legal liability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." For example, in 1992, an underwater utility tunnel located beneath the Chicago Loop failed adjacent to a construction site completed by us in the fall of 1991. The failure resulted in a flooding of the tunnel and building basements serviced by the tunnel. Numerous suits were filed against us for claims of flood damage and losses due to business interruption resulting in approximately $61 million in damages and related fees and expenses, $50 million of which was covered by insurance. Although all claims relating to the Chicago flood litigation have been settled, similarly unpredictable events could occur in the future and adversely affect our operations.

Although we insure against the risk of liabilities in our business, we cannot be sure that actual liabilities will not exceed our insurance coverage.

        We maintain insurance to cover risks of loss or damage to our equipment, injury to our employees and damage or injury to third parties, subject to policy limitations and deductibles for which we are self-insured. We make estimates and assumptions that affect the reported amount of liability and the disclosure of contingent liabilities. As claims develop, it is possible that the ultimate results of these claims may differ from our estimates. We cannot assure you that the dollar amount of our liabilities will not materially exceed the insurance policy limits.

        In addition, premiums and deductibles for liability insurance could increase to the point that this insurance becomes prohibitively expensive, or unavailable. The failure to obtain adequate insurance could affect our ability to bid on, or execute, significant projects, or obtain adequate bonding or financing.

If we are unable to retain key executives and other personnel, our growth may be hindered.

        Our success is largely dependent on maintaining our staff of qualified professionals. The market for qualified professionals is competitive, and we may not be able to continue to be successful in our efforts to attract and retain these professionals. Our senior executives have considerable industry experience and would be difficult to replace. Our future operations therefore could be harmed if any of our senior executives or other key personnel ceased working for us.

We are subject to risks related to our international operations.

        Approximately 17% of our dredging revenues for the year ended December 31, 2003 were generated by operations conducted abroad. International operations subject us to additional risks, including:

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  import and export license requirements;

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  changes in tariffs and taxes;

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  restrictions on repatriating foreign profits back to the United States;

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  unfamiliarity with foreign laws and regulations;

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  difficulties in staffing and managing international operations;

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  political, cultural and economic uncertainties; and

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  currency fluctuations.

Our operations may be adversely affected by weather conditions and natural disasters.

        The operation of dredging and other vessels on the oceans and other waterways is subject to various risks, including adverse weather and sea conditions, capsizing, grounding, mechanical failure, collision and navigation errors. These risks could endanger the safety of our personnel, vessels and other property, as well as the environment. If any of these events were to occur, we could be held liable for resulting damages. In addition, the affected vessels could be removed from service and would not be available to generate revenues.

The amount of our estimated backlog is subject to change and not necessarily indicative of future sales.

        Our dredging contract backlog represents our estimate of the revenues that we will realize under contracts remaining to be performed based upon estimates relating to, among other things, the time required to mobilize the necessary assets at the project site, the amount of material to be dredged and the time necessary to demobilize the project assets. However, these estimates are necessarily subject to fluctuations based upon the amount of material that actually must be dredged, as well as factors affecting the time required to complete each job. Consequently, backlog is not necessarily indicative of future revenues or profitability. In addition, because a majority of our dredging backlog relates to government contracts, our order backlog can be canceled at any time without penalty, subject to our right, in some cases, to recover our actual committed costs and profit on work performed up to the date of cancellation.

        Our demolition contract backlog represents our estimate of the revenues that we will realize under contracts remaining to be performed based upon estimates of the resources and time necessary to complete the projects. However, these estimates are necessarily subject to fluctuations based upon the actual resources and time required to complete each job. Consequently, backlog is not necessarily indicative of future revenues. Further, the estimated size of any contract is not necessarily indicative of the profitability of that contract.

Our profitability is subject to inherent risks because of the fixed-price nature of most of our contracts.

        Substantially all our contracts with our customers are fixed-price contracts. Under a fixed-price contract, the customer agrees to pay a specified price for our performance of the entire contract. Fixed-price contracts carry inherent risks, including risks of losses from underestimating costs, operational difficulties and other changes that may occur over the contract period. One of the most significant factors affecting the profitability of a dredging project is the weather at the project site. Inclement or hazardous weather conditions can result in substantial delays in dredging and additional contract expenses. Due to these factors, it is possible that we will not be able to perform our obligations under fixed-price contracts without incurring additional expenses. If we were to significantly underestimate the cost of one or more significant contracts, the resulting losses could have a material adverse effect on us.

Our dredging operations may fluctuate due to seasonality and other factors that may adversely affect our cash flow.

        Quarterly and yearly dredging results can fluctuate significantly based upon the number and size of contracts undertaken and the timing of performance of projects under the contracts. Prior to the last several years, we had historically realized lower revenues and earnings in the first and fourth quarters of each year, due to a number of factors including variation in weather conditions and government funding cycles, which affect the timing and execution of projects. In recent years, we have seen the trend of this historical seasonality diminish with the increase in "Deep Port" work, which involves port deepening projects that have been authorized under the 1986 Water Resource Development Act, as amended, or the "WRDA," and the impact of environmental windows, which require that we perform certain work in winter months to protect wildlife habitats. We have been able to respond to these changing market factors because we have the flexibility to move our equipment around as weather conditions and environmental restrictions dictate. In the future, however, seasonality may become more of a factor if our project mix changes and we are not able to be as flexible in utilizing our equipment. Substantial fluctuations in our operations could significantly limit our cash flow and therefore our ability to service our debt, including the notes.

Our business could suffer in the event of a work stoppage by our unionized labor force.

        We are a party to numerous collective bargaining agreements that govern our relationship with our hourly personnel. As of December 31, 2003, approximately 77% of our employees were unionized, approximately 90% of whom were covered by five collective bargaining agreements. The inability to successfully renegotiate contracts with these unions as they expire, any future strikes, employee slowdowns or similar actions by one or more unions could have a material adverse effect on our ability to operate our business.

Environmental matters could force us to incur significant capital and operational costs.

        Our operations and facilities are subject to various environmental laws and regulations relating to, among other things: dredging operations; the disposal of dredged material; protection of wetlands; storm water and waste water discharges; demolition activities; asbestos removal; transportation and disposal of other hazardous substances and materials; and air emissions. We are also subject to laws designed to protect certain marine species and habitats. Compliance with these statutes and regulations can delay appropriation with respect to, and performance of, particular projects and increase related expenses. These delays and increased expenses could have a material adverse effect on our business, financial condition or results of operations.

        Our projects may involve demolition, excavation, transportation, and management and disposal of hazardous waste and other hazardous substances and materials. Various laws strictly regulate the removal, treatment and transportation of hazardous waste and other hazardous substances and materials and impose liability for human health effects and environmental contamination caused by these materials. Our demolition business, for example, requires us to transport and dispose of hazardous substances and materials, such as asbestos. We take steps to limit our potential liability by hiring qualified asbestos abatement subcontractors to remove these materials from our projects, and some project contracts require the client to retain liability for hazardous waste generation. The failure of certain contractual protections, including any indemnification from our clients or subcontractors, to protect us from incurring such liability could have a material adverse effect on our business, financial condition or results of operations.

        Services rendered in connection with hazardous substance and material removal and site development may involve professional judgments by licensed experts about the nature of soil conditions and other physical conditions, including the extent to which toxic and hazardous substances and materials are present, and about the probable effect of procedures to mitigate problems or otherwise affect those conditions. If the judgments and the recommendations based upon those judgments are incorrect, we may be liable for resulting damages that our clients incur, which may be material.

        Our future costs of complying with environmental laws (and liability for known environmental conditions) are difficult to predict due to uncertainty with respect to:

  •
  what environmental legislation or regulations will be enacted in the future;

  •
  how existing or future laws or regulations will be enforced, administered or interpreted; and

  •
  the amount of future expenditures which may be required to comply with these environmental or health and safety laws or regulations or to respond to future cleanup matters or other environmental claims.

Changes in these laws or regulations or their interpretation could have a material impact on our business, financial condition or results of operations. See "Business—Environmental Matters."

If our demolition business is unable to compete effectively, our demolition revenues may decline and we may be unable to sustain our gross profit margins in our demolition business.

        The demolition business is highly competitive. NASDI's ability to compete depends heavily on elements outside its control, such as general economic conditions affecting the construction industry. NASDI's principal competitors include large construction companies that perform in-house demolition services, large national demolition companies, regional demolition companies and smaller independent demolition businesses. Some of NASDI's competitors are more geographically diverse, have greater name recognition than NASDI, have greater financial and other resources available to them and may be substantially less leveraged than NASDI. NASDI may encounter increased competition from existing competitors or new market entrants, such as large construction companies that develop in-house demolition capabilities, that may be significantly larger and have greater financial resources than NASDI. Competitive pressures may result in a decline in our demolition revenues and adversely affect our gross profit margins in our demolition business.

We depend on key customers and large contracts in our demolition activities, and the loss of either could materially reduce our revenues.

        We are dependent on key customer relationships and the ability to obtain large contracts in our demolition business. Contracts are entered into on a project-by-project basis, so we do not have continuing contractual commitments with our customers beyond the terms of the existing contracts. NASDI benefits from key relationships with certain customers in the general contracting and public infrastructure industries. For the year ended December 31, 2003, NASDI earned approximately $19.2 million, or approximately 51%, of its annual revenues from contracts with three private companies. The inability to maintain relationships with these customers and/or obtain similar replacement contracts would have a material adverse effect on NASDI's revenues.

We depend on subcontractors in our demolition business, and an inability to find quality subcontractors could cause disruptions in our demolition business.

        We are dependent on subcontractors in our demolition business. Our business activities include interior and exterior demolition and asbestos and other hazardous substance and material removal. We generally subcontract hazardous substance and material removal and other demolition activities to licensed, insured subcontractors. We could experience a material adverse effect on our demolition business if: (1) we are unable to find qualified subcontractors in the future; (2) subcontractors upon which we rely fail to complete jobs in a timely manner; and/or (3) subcontractors upon which we rely for the removal of asbestos and/or other hazardous substances or materials improperly transport, treat, store or dispose of such substances and materials. In addition, disputes with subcontractors that have failed to complete jobs have resulted, and in the future may result, in litigation. If any of these circumstances were to occur, our demolition business may be disrupted or we may incur significant additional costs, which could materially adversely affect our demolition business.

A limited number of people control our Company and may exercise their control in a manner adverse to your interests.

        Madison Dearborn and its co-investors and affiliates own approximately 85% of GLDD Acquisition Corp.'s outstanding voting capital stock and approximately 95% of its non-voting capital stock. Pursuant to a management equity agreement among us, Madison Dearborn, management investors and other of our stockholders, Madison Dearborn has the right to appoint up to four of GLDD Acquisition Corp.'s five directors.

        Madison Dearborn, by virtue of its stock ownership and board rights, will have the ability to control the outcome of all matters presented for approval to our stockholders. Such concentration of ownership may have the effect of preventing a change in control. Because a limited number of people will control us, transactions could be difficult or impossible to complete without the support of these persons. It is possible that these persons will exercise control over us in a manner that is adverse to your interests. See "Management" and "Principal Stockholders."

EXCHANGE OFFER

Terms of the Exchange Offer

        Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all outstanding notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer. We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding notes accepted in the exchange offer. Any holder may tender some or all of its outstanding notes pursuant to the exchange offer. However, outstanding notes may be tendered only in integral multiples of $1,000.

        The form and terms of the exchange notes are the same as the form and terms of the outstanding notes except that:

  •
  the exchange notes bear a Series B designation and a different CUSIP Number from the outstanding notes;

  •
  the exchange notes have been registered under the Securities Act and hence will not bear legends restricting the transfer thereof; and

  •
  the holders of the exchange notes will not be entitled to certain rights under the registration rights agreement, including the provisions providing for an increase in the interest rate on the outstanding notes in certain circumstances relating to the timing of the exchange offer, all of which rights will terminate when the exchange offer is terminated.

The exchange notes will evidence the same debt as the outstanding notes and will be entitled to the benefits of the indenture relating to the outstanding notes.

        As of the date of this prospectus, $175,000,000 aggregate principal amount of the outstanding notes were outstanding. We have fixed the close of business on May 17, 2004 as the record date for the exchange offer for purposes of determining the persons to whom this prospectus and the letter of transmittal will be mailed initially.

        Holders of outstanding notes do not have any appraisal or dissenters' rights under the General Corporation Law of the State of Delaware or the indenture relating to the outstanding notes in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder.

        We will be deemed to have accepted validly tendered outstanding notes when, as and if we have given oral or written notice thereof to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from us.

        If any tendered outstanding notes are not accepted for exchange because of an invalid tender, the occurrence of specified other events set forth in this prospectus or otherwise, the certificates for any unaccepted outstanding notes will be returned, without expense, to the tendering holder thereof promptly after the expiration date of the exchange offer.

        Holders who tender outstanding notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes pursuant to the exchange offer. We will pay all charges and expenses, other than transfer taxes in certain circumstances, in connection with the exchange offer. See "—Fees and Expenses."

Expiration Date; Extensions; Amendments

        The term "expiration date" will mean 5:00 p.m., New York City time, on June 15, 2004, unless we, in our sole discretion, extend the exchange offer, in which case the term "expiration date" will mean the latest date and time to which the exchange offer is extended.

        In order to extend the exchange offer, we will make a press release or other public announcement, notify the exchange agent of any extension by oral notice, promptly confirmed in writing, and will mail to the registered holders an announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

        We reserve the right, in our sole discretion, (1) to delay accepting any outstanding notes, to extend the exchange offer or to terminate the exchange offer if any of the conditions set forth below under "—Conditions" have not been satisfied, by giving oral notice, promptly confirmed in writing, of any delay, extension or termination to the exchange agent or (2) to amend the terms of the exchange offer in any manner. Such decision will also be communicated in a press release or other public announcement prior to 9:00 a.m., New York City time on the next business day following such decision. Any announcement of delay in acceptance, extension, termination or amendment will be followed promptly by oral notice, promptly confirmed in writing, thereof to the registered holders.

Interest on the Exchange Notes

        The exchange notes will bear interest from their date of issuance. Holders of outstanding notes that are accepted for exchange will receive, in cash, accrued interest thereon to, but not including, the date of issuance of the exchange notes. Such interest will be paid with the first interest payment on the exchange notes on June 15, 2004. Interest on the outstanding notes accepted for exchange will cease to accrue upon issuance of the exchange notes.

        Interest on the exchange notes is payable semi-annually on each June 15 and December 15, commencing on June 15, 2004.

Procedures for Tendering

        Only a holder of outstanding notes may tender outstanding notes in the exchange offer. To tender in the exchange offer, a holder must complete, sign and date the letter of transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the letter of transmittal or transmit an agent's message in connection with a book-entry transfer, and mail or otherwise deliver the letter of transmittal or the facsimile, together with the outstanding notes and any other required documents, to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date. To be tendered effectively, the outstanding notes, letter of transmittal or an agent's message and other required documents must be completed and received by the exchange agent at the address set forth below under "—Exchange Agent" prior to 5:00 p.m., New York City time, on the expiration date. Delivery of the outstanding notes may be made by book-entry transfer in accordance with the procedures described below. Confirmation of the book-entry transfer must be received by the exchange agent prior to the expiration date.

        The term "agent's message" means a message, transmitted by a book-entry transfer facility to, and received by, the exchange agent forming a part of a confirmation of a book-entry transfer of notes into your account at DTC, which states that the book-entry transfer facility has received an express acknowledgment from the participant in the book-entry transfer facility tendering the outstanding notes that the participant has received and agrees: (1) to participate in ATOP; (2) to be bound by the terms of this prospectus and the letter of transmittal; and (3) that we may enforce the agreement against the participant.

        By executing the letter of transmittal, each holder will make to us the representations set forth above in the third paragraph under the heading "—Purpose and Effect of the Exchange Offer."

        The tender by a holder and our acceptance thereof will constitute an agreement between the holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal or agent's message.

        The method of delivery of outstanding notes and the letter of transmittal or agent's message and all other required documents to the exchange agent is at the election and sole risk of the holder. As an alternative to delivery by mail, holders may wish to consider overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the expiration date. No letter of transmittal or old notes should be sent to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect the above transactions for them.

        Any beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner's behalf. See "Instructions to Registered Holder and/or Book-Entry Transfer Facility Participant from Beneficial Owner" included with the letter of transmittal.

        Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member of the Medallion System unless the outstanding notes tendered pursuant to the letter of transmittal are tendered (1) by a registered holder who has not completed the box entitled "Special Registration Instructions" or "Special Delivery Instructions" on the letter of transmittal or (2) for the account of a member firm of the Medallion System. In the event that signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantee must be by a member firm of the Medallion System.

        If the letter of transmittal is signed by a person other than the registered holder of any outstanding notes listed in this prospectus, the outstanding notes must be endorsed or accompanies by a properly completed bond power, signed by the registered holder as the registered holder's name appears on the outstanding notes with the signature thereon guaranteed by a member firm of the Medallion System.

        If the letter of transmittal or any outstanding notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, offices of corporations or others acting in a fiduciary or representative capacity, the person signing should so indicate when signing, and evidence satisfactory to us of its authority to so act must be submitted with the letter of transmittal.

        We understand that the exchange agent will make a request promptly after the date of this prospectus to establish accounts with respect to the outstanding notes at DTC for the purpose of facilitating the exchange offer, and subject to the establishment thereof, any financial institution that is a participant in DTC's system may make book-entry delivery of outstanding notes by causing DTC to transfer the outstanding notes into the exchange agent's account with respect to the outstanding notes in accordance with DTC's procedures for the transfer. Although delivery of the outstanding notes may be effected through book-entry transfer into the exchange agent's account at DTC, unless an agent's message is received by the exchange agent in compliance with ATOP, an appropriate letter of transmittal properly completed and duly executed with any required signature guarantee and all other required documents must in each case be transmitted to and received or confirmed by the exchange agent at its address set forth below on or prior to the expiration date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under the procedures. Delivery of documents to DTC does not constitute delivery to the exchange agent.

        All questions as to the validity, form, eligibility, including time of receipt, acceptance of tendered outstanding notes and withdrawal of tendered outstanding notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all outstanding notes not properly tendered or any outstanding notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right in our sole discretion to waive any defects, irregularities or conditions of tender as to particular outstanding notes. To the extent we waive any defect, irregularity or condition of tender as to particular outstanding notes, we will waive such defect, irregularity or condition as to all outstanding notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured within the time we determine. Although we intend to notify holders of defects or irregularities with respect to tenders of outstanding notes, neither we, the exchange agent nor any other person will incur any liability for failure to give the notification. Tenders of outstanding notes will not be deemed to have been made until the defects or irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, promptly following the expiration date.

Guaranteed Delivery Procedures

        Holders who wish to tender their outstanding notes and (1) whose outstanding notes are not immediately available, (2) who cannot deliver their outstanding notes, the letter of transmittal or any other required documents to the exchange agent or (3) who cannot complete the procedures for book-entry transfer, prior to the expiration date, may effect a tender if:

            (A) the tender is made through a member firm of the Medallion System;

            (B) prior to the expiration date, the exchange agent receives from a member firm of the Medallion System a properly completed and duly executed Notice of Guaranteed Delivery by facsimile transmission, mail or hand delivery setting forth the name and address of the holder, the certificate number(s) of the outstanding notes and the principal amount of outstanding notes tendered, stating that the tender is being made thereby and guaranteeing that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal or facsimile thereof together with the certificate(s) representing the outstanding notes or a confirmation of book-entry transfer of the outstanding notes into the exchange agent's account at DTC, and any other documents required by the letter of transmittal will be deposited by the member firm of the Medallion System with the exchange agent; and

            (C) the properly completed and executed letter of transmittal of facsimile thereof, as well as the certificate(s) representing all tendered outstanding notes in proper form for transfer or a confirmation of book-entry transfer of the outstanding notes into the exchange agent's account at DTC, and all other documents required by the letter of transmittal are received by the exchange agent within three New York Stock Exchange trading days after the expiration date.

        Upon request to the exchange agent, a Notice of Guaranteed Delivery will be sent to holders who wish to tender their outstanding notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

        Except as otherwise provided in this prospectus, tenders of outstanding notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

        To withdraw a tender of outstanding notes in the exchange offer, a letter or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth in this prospectus prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer. Any notice of withdrawal must:

  •
  specify the name of the person having deposited the outstanding notes to be withdrawn;

  •
  identify the outstanding notes to be withdrawn, including the certificate number(s) and principal amount of the outstanding notes, or, in the case of outstanding notes transferred by book-entry transfer, the name and number of the account at DTC to be credited;

  •
  be signed by the holder in the same manner as the original signature on the letter of transmittal by which the outstanding notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee with respect to the outstanding notes register the transfer of the outstanding notes into the name of the person withdrawing the tender; and

  •
  specify the name in which any outstanding notes are to be registered, if different from that of the person depositing the outstanding notes to be withdrawn.

All questions as to the validity, form and eligibility, including time of receipt, of the notices will be determined by us, which determination will be final and binding on all parties. Any outstanding notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no exchange notes will be issued with respect thereto unless the outstanding notes so withdrawn are validly retendered. Any outstanding notes which have been tendered but which are not accepted for exchange will be returned to the holder thereof without cost to the holder promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn outstanding notes may be retendered by following one of the procedures described above under "Procedures for Tendering" at any time prior to the expiration date.

Conditions

        Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or exchange notes for, any outstanding notes, and may, prior to the expiration of the exchange offer, delay accepting any outstanding notes tendered or extend, terminate or amend the exchange offer as provided in this prospectus before the acceptance of the outstanding notes, if:

  •
  any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer which we reasonably believe might materially impair our ability to proceed with the exchange offer or any material adverse development has occurred in any existing action or proceeding with respect to us or any of our subsidiaries; or

  •
  any law, statute, rule, regulation or interpretation by the Staff of the SEC is proposed, adopted or enacted, which we reasonably believe might materially impair our ability to proceed with the exchange offer or materially impair the contemplated benefits of the exchange offer to us; or

  •
  any governmental approval has not been obtained, which approval we reasonably believe to be necessary for the consummation of the exchange offer as contemplated by this prospectus.

        If we determine in our reasonable discretion that any of the conditions are not satisfied, we may (1) refuse to accept any outstanding notes and return all tendered outstanding notes to the tendering holders, (2) extend the exchange offer and retain all outstanding notes tendered prior to the expiration of the exchange offer, subject, however, to the rights of holders to withdraw the outstanding notes (see "—Withdrawal of Tenders") or (3) waive the unsatisfied conditions with respect to the exchange offer and accept all properly tendered outstanding notes which have not been withdrawn.

Exchange Agent

        BNY Midwest Trust Company has been appointed as exchange agent for the exchange offer. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for Notice of Guaranteed Delivery should be directed to the exchange agent addressed as follows:

By Overnight Courier or Registered/Certified Mail Bank of New York Corporate Trust Operations Reorganization Unit 101 Barclay Street — 7E New York, NY 10286 Attn: Ms. Diane Amoroso	By Hand Prior to 4:30 p.m., New York City time: Bank of New York Corporation Trust Services Window Ground Level 101 Barclay Street New York, NY 10286 Attn: Ms. Diane Amoroso Reorganization Unit — 7E
Facsimile Transmission: (212) 298-1915 For Information Telephone: (212) 815-3738

        Delivery to an address other than set forth above will not constitute a valid delivery.

Fees and Expenses

        We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telecopy, telephone or in person by our and our affiliates' officers and regular employees.

        We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses incurred in connection with these services.

        We will pay the cash expenses to be incurred in connection with the exchange offer. Such expenses include fees and expenses of the exchange agent and trustee, accounting and legal fees and printing costs, among others.

Accounting Treatment

        The exchange notes will be recorded at the same carrying value as the outstanding notes, which is face value, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes as a result of the exchange offer. The expenses of the exchange offer will be deferred and charged to expense over the term of the exchange notes.

Consequences of Failure to Exchange

        The outstanding notes that are not exchanged for exchange notes pursuant to the exchange offer will remain restricted securities. Accordingly, the outstanding notes may be resold only:

  •
  to us upon redemption thereof or otherwise;

  •
  so long as the outstanding notes are eligible for resale pursuant to Rule 144A, to a person inside the United States whom the seller reasonably believes is a qualified institutional buyer within the meaning of Rule 144A under the Securities Act in a transaction meeting the requirements of

    Rule 144A, in accordance with Rule 144 under the Securities Act, or pursuant to another exemption from the registration requirements of the Securities Act, which other exemption is based upon an opinion of counsel reasonably acceptable to us;

  •
  outside the United States to a foreign person in a transaction meeting the requirements of Rule 904 under the Securities Act; or

  •
  pursuant to an effective registration statement under the Securities Act, in each caser in accordance with any applicable securities laws of any state of the United States.

Resale of the Exchange Notes

        With respect to resales of exchange notes, based on interpretations by the staff of the SEC set forth in no-action letter issued to third parties, we believe that a holder or other person who receives exchange notes, whether or not the person is the holder, other than a person that is our affiliate within the meaning of Rule 405 under the Securities Act, in exchange for outstanding notes in the ordinary course of business and who is not participating, does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of the exchange notes, will be allowed to resell the exchange notes to the public without further registration under the Securities Act and without delivering to the purchasers of the exchange notes a prospectus that satisfies the requirements of Section 10 of the Securities Act. However, if any holder acquires exchange notes in the exchange offer for the purpose of distributing or participating in a distribution of the exchange notes, the holder cannot rely on the position of the staff of the SEC expressed in the no-action letters or any similar interpretive letters, and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available. Further, each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where the outstanding notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes.

USE OF PROCEEDS

        This exchange offer is intended to satisfy certain of our obligations under the registration rights agreement. We will not receive any cash proceeds from the issuance of the exchange notes. In consideration for issuing the exchange notes contemplated in this prospectus, we will receive outstanding notes in like principal amount, the form and terms of which are the same as the form and terms of the exchange notes, except as otherwise described in this prospectus.

        We used the gross proceeds from the issuance and sale of the outstanding notes, together with the other financings described below, to consummate the Transactions and pay related fees and expenses. The following table summarizes the sources and uses of funds for the Transactions.

Sources of Funds	Amount
(in millions)
New senior credit facility:
Revolving credit facility(1)	$2.0
Term loan	60.3
Existing Equipment Term Loan(2)	23.4
Existing capital leases	1.6
The notes offered hereby	175.0
Cash from equity investors	97.0
Cash on hand	$2.8

Total sources	$362.1

Uses of Funds	Amount
(in millions)
Acquisition consideration(3)	$146.2
Repay existing revolver(4)	5.0
Repay existing term loan(4)	1.8
Repay existing senior subordinated notes(5)	155.0
Premium on existing senior subordinated notes(6)	9.4
Repay other existing debt(7)	3.0
Existing Equipment Term Loan	23.4
Existing capital leases(8)	1.6
Expenses and fees(9)	16.7

Total uses	$362.1

(1)
As part of the Transactions, Great Lakes Dredge & Dock Corporation entered into a new senior credit facility. The revolving credit facility provides for borrowings and issuances of letters of credit of up to $60.0 million. On December 22, 2003, $2.0 million was drawn on the revolver in connection with the Transactions and subsequently repaid by December 31, 2003. As of December 31, 2003, we had $43.1 million of availability under the revolving credit facility.

(2)
On December 17, 2003, Great Lakes Dredge & Dock Corporation entered into the Equipment Term Loan, which was assumed in the Transaction.

(3)
The acquisition consideration includes payments made in respect of the Company's voting and non-voting equity interests, the Company's bonus compensation plan, the Company's transaction expenses, including amounts paid to the Company's advisors and transfer taxes, and other payments triggered by the merger.

(4)
As of December 22, 2003, the weighted average annual interest rate on borrowings under our revolver was 3.8% and the annual interest rate under our term loan was 3.7%. Our existing revolver would have expired in 2006 and our term loan would have matured in December 2003.

(5)
Our existing senior subordinated notes paid interest at 11 1/4% per annum and had a final maturity date of August 15, 2008.

(6)
Represents the total premium paid in connection with the repurchase of the existing senior subordinated notes.

(7)
Other debt consists of seller notes issued in connection with the acquisition of NASDI. These notes paid interest at 6% and accelerated upon a change of control.

(8)
Existing capital leases are reflected on the Company's December 31, 2003 balance sheet under accrued expenses and other long-term liabilities.

(9)
This amount includes commitment and placement fees, the equity investors and the equity investors' financial advisory fee and other transaction expenses, including legal, accounting and other professional fees. See "Certain Relationships and Related Transactions."

CAPITALIZATION

        The following table sets forth our consolidated capitalization as of December 31, 2003. This table should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

As of December 31, 2003
(dollars in millions)
Cash and cash equivalents	$2.8

Long-term debt (including current maturities):
New senior credit facility:
Revolving credit facility	$—
Term loan	60.3
Equipment Term Loan	23.4
Existing capital leases	1.6

Total senior debt	85.3

7 3/4% Senior Subordinated Notes due 2013	175.0

Total debt	260.3
Stockholders' equity	97.0

Total capitalization	$357.3

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

        We derived the following unaudited pro forma condensed consolidated statement of operations by applying pro forma adjustments to our historical consolidated statement of operations for the year ended December 31, 2003 included elsewhere in this prospectus. The unaudited pro forma condensed consolidated statement of operations gives effect to the Transactions, including the offering of the outstanding notes and the application of the proceeds, as if they had been consummated at the beginning of the year. We describe the assumptions underlying the pro forma adjustments in the accompanying notes, which should be read in conjunction with the unaudited pro forma condensed consolidated statement of operations.

        The unaudited pro forma condensed consolidated statement of operations should not be considered indicative of actual results that would have been achieved had the Transactions been consummated for the period indicated and does not purport to indicate results of operations as of any future date or any future period. The unaudited pro forma condensed consolidated statement of operations should be read in conjunction with the information contained in "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and accompanying notes appearing elsewhere in this prospectus.

GREAT LAKES DREDGE & DOCK CORPORATION

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

	Year Ended December 31, 2003
	Historical	Adjustments		Pro Forma
	(dollars in thousands)
Statement of Operations Data:
Contract revenues	$398,800	$		$398,800
Costs of contract revenues	328,196		8,510 (a)	336,706

Gross profit	70,604		(8,510)	62,094
General and administrative expenses	27,867		—	27,867
Sale-related expenses	10,635		—	10,635

Operating income	32,102		(8,510)	23,592
Interest expense, net	(20,717)		1,755 (b)	(18,963)
Sale-related financing costs	(13,113)		—	(13,113)
Equity in loss of joint ventures	1,422		—	1,422
Minority interests	28		—	28

Loss before income taxes	(278)		(6,756)	(7,034)
Income tax benefit (expense)	(1,318)		2,716 (c)	1,398

Net loss	$(1,596)		$(4,040)	$(5,636)

GREAT LAKES DREDGE & DOCK CORPORATION

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

        The unaudited pro forma condensed consolidated statement of operations gives effect to the following adjustments.

(a)
To reflect the additional depreciation and amortization expense included in costs of contract revenues resulting from the $107,865 increase in the basis of property and equipment acquired and the identification of intangible assets.

For purposes of the unaudited pro forma consolidated statement of operations, the property and equipment is being depreciated over average remaining lives of 12 years. Of the total identifiable intangible assets of $7,441, the portion relating to customer contract backlog, $4,237, is being amortized over 13 to 15 months, consistent with the average remaining duration of the underlying contracts. The remaining intangible assets are amortized over estimated lives of seven to 10 years. The Company had no amortization expense prior to the Transactions.

Year Ended
December 31, 2003
(dollars in thousands)
Depreciation, as adjusted	$20,635
Amortization expense on intangible assets	4,169
Depreciation, historical	(16,294)

Additional expense	$8,510

  The purchase price was allocated to the acquired assets and liabilities based on their fair values at December 31, 2003. The fair values were based on management's estimates and third-party appraisals, where practicable; however, the allocation of purchase price to property and equipment and identifiable intangible assets has been prepared on a preliminary basis, using valuation information which was available up to the point of financial statement preparation. This allocation is therefore subject to adjustment.

(b)
To reflect the adjustments to interest expense as a result of (i) the increase in annual interest expense associated with $60.3 million of variable rate debt under the term loan facility portion of our new senior credit facility assuming a LIBOR rate of 1.50%; (ii) the increase in annual interest expense associated with $23.4 million of variable rate debt under the revolving credit facility of our new senior credit facility assuming a LIBOR rate of 1.50%; (iii) the increase in annual interest expense associated with the $175.0 million of notes at an annual interest rate of 7.75%, and (iv) the decrease in annual interest expense associated with the repayment of our existing senior credit facility and our existing senior subordinated notes.

Year Ended
December 31, 2003
(dollars in thousands)
Interest expense on term loan (LIBOR plus 3.00% per annum)	$2,714
Interest expense on revolving credit facility (LIBOR plus 2.75% per annum)	995
Interest expense on the notes	13,563
Amortization of deferred financing costs	1,575
Elimination of interest expense related to repaid debt	(20,602)

Net interest expense adjustments	$(1,755)

(c)
To reflect the tax effect of the pro forma interest and depreciation adjustments, using a combined federal, state and foreign statutory tax rate of 40.2%.

SELECTED HISTORICAL FINANCIAL DATA

        The following table sets forth certain of our historical consolidated financial data. We have derived the selected historical consolidated financial data as of December 31, 2003 and 2002 and for the fiscal years ended December 31, 2003, 2002 and 2001 from our audited financial statements and the related notes included elsewhere in this prospectus. The selected historical consolidated financial data as of December 31, 2001, 2000 and 1999 and for the fiscal years ended December 31, 2000 and 1999 have been derived from our audited consolidated financial statements for such years, which are not included in this prospectus. The selected historical financial data set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with the discussion under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the historical consolidated financial statements and accompanying notes included elsewhere in this prospectus.

	Predecessor Basis
	Fiscal Year Ended December 31,
	2003	2002	2001	2000	1999
	(dollars in thousands)
Statement of Operations Data:(1)
Contract revenues	$398,800	$362,602	$318,797	$339,054	$302,289
Costs of contract revenues	328,196	294,555	260,433	281,624	244,825

Gross profit	70,604	68,047	58,364	57,430	57,464
General and administrative expenses	27,867	29,841	25,220	22,292	21,867
Sale-related expenses	10,635	—	—	—	—

Operating income	32,102	38,206	33,144	35,138	35,597
Interest expense, net	(20,717)	(21,134)	(20,928)	(18,663)	(18,094)
Sale-related financing costs	(13,113)	—	—	—	—
Equity in earnings (loss) of joint ventures	1,422	(49)	811	(791)	183
Minority interests	28	400	(984)	(999)	491

Income (loss) before provision for income taxes	(278)	17,423	12,043	14,685	18,177
Provision for income taxes	1,318	4,423	5,562	7,434	8,454

Net income (loss)	$(1,596)	$13,000	$6,481	$7,251	$9,723

	Successor Basis	Predecessor Basis
		Fiscal Year Ended December 31,
	December 31, 2003
		2003	2002	2001	2000	1999
		(dollars in thousands)
Other Financial Data:
EBITDA(2)		$49,846	$54,472	$48,205	$46,014	$48,257
Net cash provided by (used in):
Operating activities	$(6,458)	$23,006	$28,420	$20,091	$17,483	$25,315
Investing activities	(149,136)	(31,732)	(17,247)	(42,857)	(13,700)	(12,796)
Financing activities	150,797	14,842	(12,307)	24,219	(4,179)	(11,744)
Capital expenditures(3)		37,650	18,345	13,791	14,128	14,958
Depreciation		16,294	15,915	15,234	12,666	11,986
Ratio of earnings to fixed charges(4)		1.0x	1.4x	1.3x	1.5x	1.6x

	Sucessor Basis	Predecessor Basis
	2003	2002	2001	2000	1999
	(dollars in thousands)
Balance Sheet Data (at end of period):
Cash	$2,775	$1,456	$2,590	$1,137	$1,533
Working capital	50,456	14,571	14,119	11,845	13,210
Total assets	522,944	287,486	282,223	248,735	241,394
Total debt(5)	258,700	172,769	184,728	155,000	159,200
Stockholders' (deficit) equity	97,000	(12,406)	(25,994)	(32,283)	(39,555)

(1)
Includes the results of NASDI since its acquisition in April 2001.

(2)
EBITDA represents earnings before net interest expense (including sale-related financing costs), income taxes, and depreciation and amortization expense. EBITDA should not be considered as an alternative to, or more meaningful than, amounts determined in accordance with GAAP including: (a) operating income as an indicator of operating performance; or (b) cash flows from operations as a measure of liquidity. We present EBITDA as additional information because it is among the bases upon which we assess our financial performance, and certain covenants in our borrowing arrangements are tied to a similar measure. We believe EBITDA is a useful measures for the users of our financial statements because it provides information that can be used to evaluate the effectiveness of our business from an operational perspective, exclusive of costs to finance our activities, income taxes, depreciation of operating assets and amortization of intangible assets, none of which is directly relevant to the efficiency of our operations. EBITDA is not calculated identically by all companies; therefore, our presentation of EBITDA may not be comparable to similarly titled measures of other companies. The following table reconciles net income (loss) to EBITDA for the periods indicated:

	Predecessor Basis
	Fiscal Year Ended December 31,
	2003	2002	2001(1)	2000	1999
	(dollars in thousands)
Net income (loss)	$(1,596)	$13,000	$6,481	$7,251	$9,723
Adjusted for:
Interest expense, net	20,717	21,134	20,928	18,663	18,094
Sale-related financing costs	13,113	—	—	—	—
Income tax expense	1,318	4,423	5,562	7,434	8,454
Depreciation	16,294	15,915	15,234	12,666	11,986

EBITDA	$49,846	$54,472	$48,205	$46,014	$48,257

(3)
Capital expenditures in 2003 includes approximately $15.0 million used to buy out certain dredging equipment previously under operating lease, $3.6 million related to a barge being constructed as part of a like-kind exchange, and a $0.8 million deposit on construction of two new rock barges.

(4)
In calculating the ratio of earnings to fixed charges, earnings consist of pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees plus fixed charges and distributed income of equity investees. Fixed charges consist of interest expense, amortization of deferred financing costs, pre-tax earnings required to pay dividends on outstanding preferred stock and the portion of rental expense that is representative of the interest factor in these rentals.

(5)
Includes long-term debt and current maturities of long-term debt, and excludes capital leases.

BUSINESS

General

        We are the leading provider of dredging services in the United States, operating in all regional domestic markets. We provide dredging services to U.S. and foreign governments and private enterprises, and demolition services to commercial and industrial customers. We have a strong and proven history which spans over a century, and our business and reputation for quality and customer service have grown throughout our 113 years of operation.

        We were founded in 1890 as Lydon & Drews Partnership and contracted our first major project in Chicago, Illinois, constructing a tunnel that extended the water intake offshore at Chicago Avenue to a new water intake crib farther out in Lake Michigan. We changed our name to Great Lakes Dredge & Dock Company in 1905 and we experienced strong growth throughout the first half of the 1900s. By 1950, we were generating nearly $11 million in annual revenues and were involved in such projects as Sabin Lock at Sault Ste. Marie, for which we were awarded the coveted navy E-Flag and the landfills in Chicago where the Adler Planetarium, Soldier's Field, Meigs Field and the Field Museum of Natural History stand today, as well as the landfill for Lincoln Park.

        We were listed on the NYSE in 1971 with revenues of more than $47 million. From 1976 to 1986, we completed many large projects overseas and built our hopper dredge fleet, including five split-hulled hoppers. Profitable work in the Middle East, South America and Africa kept the fleet busy. In addition, we added beach nourishment work to our project resume while continuing with other traditional work. In November 1985, ITEL purchased the Company through a friendly stock tender offer. WRDA improved the U.S. dredging market by authorizing a series of new deepening projects in major U.S. ports. This improvement allowed us to focus on the domestic market and enjoy strong revenues and earnings during the late 1980s.

        In October 1991, Blackstone Dredging Partners LP, an affiliate of Blackstone Capital Partners, purchased the Company. We experienced additional growth throughout the 1990s as our increased focus on foreign markets as well as increased domestic demand for beach nourishment projects and funding of overdue maintenance projects helped drive performance. In 1998, Blackstone sold the Company to Vectura Holding Company, LLC, a portfolio company of Citigroup Venture Capital, Ltd.

        On April 24, 2001, we purchased 80% of the capital stock of NASDI, a provider of commercial and industrial demolition services, located in the Boston, Massachusetts area to diversify our operations and exploit operating and administrative synergies between the businesses. The purchase consideration for the acquisition included $35.0 million in cash payable to the stockholders of NASDI and two senior subordinated notes totaling $3.0 million from NASDI payable to the NASDI management stockholders. In 2003, we increased our ownership in NASDI to 85%. One NASDI management stockholder retains a 15% non-voting interest in NASDI. With the acquisition of NASDI, we began operating in two reportable segments: dredging and demolition.

        Today, we are the largest provider of dredging services in the United States. We are positioned to: capitalize on significant levels of anticipated expenditures to improve the navigability of waterways and ports; restore and develop U.S. beaches; leverage our expertise in the foreign dredging market; and build on our demolition services platform.

Operations

Dredging Operations

        Dredging generally involves the enhancement or preservation of navigability of waterways or the protection of shorelines through the removal or replenishment of soil, sand or rock. The U.S. dredging market consists of three primary types of work: capital, beach nourishment and maintenance. Our bid market is defined as the population of projects on which we bid or could have bid if not for capacity constraints. Over the last three fiscal years, we have achieved a 42% average share of the U.S. dredging bid market. In addition, we are the only U.S. dredging service provider with significant international operations, which represented an average of 15% of our dredging revenues over the past three years. Our fleet of 24 dredges, 27 material transportation barges, two drillboats and numerous other specialized support vessels is the largest and most diverse fleet in the United States. We believe our fleet has a replacement value of approximately $1.0 billion in the current market.

        Capital Dredging.    Capital dredging projects are primarily port expansion projects, which involve the deepening of channels to allow access by larger, deeper draft ships and land reclamation for building additional port facilities. Capital dredging projects also include other land reclamations, trench digging for pipes, tunnels and cables, and other dredging related to the construction of breakwaters, jetties, canals and other marine structures. Although capital revenue can be impacted by budgetary constraints and economic conditions, these projects typically generate an immediate economic benefit to the ports and surrounding communities. By enabling ports to expand facilities and enhance capabilities, capital dredging projects help generate higher port revenues while lowering operating costs.

        U.S. capital dredging activity includes Deep Port projects authorized under the 1986 Water Resource Development Act ("WRDA") as amended and supplemented, most recently in December 2000. The average controlling depth of the 10 largest U.S. ports is approximately 10 feet less than the average controlling depth of the 10 largest non-U.S. ports. Without significant deepening efforts, most major U.S. ports risk losing their competitive position as a result of being unable to accommodate larger cargo vessels. In 1997, the Corps announced Deep Port work to be completed through 2005, with an aggregate value in excess of approximately $2.0 billion, and supplemental authorizations have increased this amount to approximately $4.0 billion, with work to be completed through 2010. Since the 1997 announcement, numerous projects with a combined revenue value of over $1.3 billion have been let for bid and were awarded through 2003. We have been the low bidder on projects with a total value in excess of $600 million, representing 46% of the total let for bid and awarded. Deep Port work has comprised a substantial portion of recent bid markets, averaging 36% of the total domestic bid market over the last three years.

        Other capital projects, although not part of the Deep Port program, make consistent contributions to our revenues. A number of these capital projects have been identified, including work in Texas City and Bayport, Texas, and Long Beach, California, which will require similar technical expertise and equipment capabilities. Additionally, there are significant capital dredging opportunities related to projects to contain the erosion of wetlands and coastal marshes (particularly in Louisiana), provide land reclamation for the San Francisco airport expansion and clean-up contaminated inland waterways such as the Hudson River in New York and the Fox River in Wisconsin. These long-term projects have the potential to add substantial revenue to the dredging market, beginning as soon as 2005 and continuing for approximately eight to 10 years thereafter.

        Our experience, technical expertise and extensive and diverse equipment fleet make us the dominant dredging service provider with a significant market share of all capital projects, averaging 46% over the last three fiscal years. Capital dredging involves a higher level of complexity than beach nourishment or maintenance projects. These requirements limit the number of competitors qualified to perform this type of work.

        Beach Nourishment.    Beach nourishment projects, which generally involve moving sand from the ocean floor to shoreline locations, typically arise when erosion has progressed to a stage that threatens substantial shoreline assets. Beach nourishment is viewed as a better response to erosion than trapping sand through the use of sea walls and jetties, or relocating buildings and other assets from the shoreline. Beach nourishment also facilitates shoreline real estate development and recreational activities. Generally beach nourishment projects take place during the fall and winter months to minimize interference with bird and marine life migration and breeding patterns.

        Beach nourishment projects represent a steady source of work within the dredging industry, averaging over $100 million in revenues over the last three fiscal years. The increased development of U.S. shorelines, combined with their continual erosion, has created potential replenishment opportunities that is typically not deferrable on hundreds of miles of coastline, particularly on the East Coast. Beach erosion is a continuous problem and there is acknowledgment among state and local governments as to the importance of beachfront assets to the multi-billion-dollar tourism industry. In addition, borrow areas, from which replacement sand is dredged, are moving farther from shore and thereby increasingly limiting the ability to directly pump the material. This limitation requires additional unique equipment and expertise to perform the work. Our expansive and flexible fleet provides us with an advantage over our competitors as our equipment is suited to work in the offshore conditions where borrow sites are increasingly located. We expect beach nourishment to remain a solid component of the domestic dredging market in the future. Our market share of the domestic beach nourishment bid market has averaged 61% during the last three fiscal years.

        Primary customers for beach nourishment jobs are federal, state and local agencies and municipalities. Beach projects are generally funded by both federal and state and local monies based on a cost-sharing formula. In recent years, a significant amount of funding has been allocated by local governments to restore and preserve eroding beachfront. The recent economic downturn and, in certain cases, permitting issues, have had an impact on state and local beach nourishment funding in 2002 and 2003, causing delays in the bidding of certain beach projects although the bid markets still approached $100 million, representing solid years. Management believes that current bid schedules provided by project owners indicate that a number of significant projects valued in excess of $150 million should be forthcoming in 2004, to maintain recent market levels.

        Maintenance.    Maintenance work consists of redredging previously deepened waterways and harbors to remove silt, sand and other accumulated sediments. Channels are typically dredged to depths established prior to recent sedimentation. Due to natural sedimentation, active channels generally require maintenance dredging every one to three years, thus creating a recurring source of dredging work. The frequency of maintenance dredging requirements is often accelerated by snowfall or heavy rainfall in the Midwest, which causes additional silt accumulation in the Mississippi River and its tributaries. The combination of our flexible hopper fleet and operating expertise provides an advantage for us in this type of maintenance work.

        Maintenance dredging has historically represented 25 to 30% of the Corps' annual operations and maintenance budget, with volume averaging approximately $500 million annually, including maintenance work outside of our bid market as well as work performed by the Corps itself. In bidding for projects, we give precedence to capital and beach work, which generally command higher margins. Maintenance work is bid selectively to fill in gaps when equipment capacity is available or when margins are attractive. Our market share of the domestic maintenance bid market has averaged 27% over the last three fiscal years.

        Foreign Dredging Operations.    Beginning in the early 1990s, consolidation among foreign competitors, along with an increase in foreign governments' investments in infrastructure, created new overseas dredging opportunities for us. At a point in time when most European dredging companies, the major competitors in the world dredging market, were focusing on the mega projects in the Far East, we were able to target the remaining opportunities where competition had been reduced and which were better suited to our equipment. During this period, with anticipation of a decrease in the domestic market, we made a strong effort to re-enter the international markets. In 1993, we won a large project in the Middle East and other projects in Canada and South America. Since then, we have worked in Europe, the Middle East, Africa, India, Mexico and South America. Currently, the Middle

East region presents the most attractive prospects. We are currently working in Bahrain and Egypt and have targeted several other opportunities in the region.

Demolition Operations

        NASDI, founded in 1976, is a major U.S. provider of commercial and industrial demolition services. NASDI's core business is exterior and interior demolition, generally performed in the New England area. Exterior demolition involves the complete dismantling and demolition of structures and foundations. Interior demolition involves removing specific structures within a building. Other business activities include site development and asbestos and other hazardous material removal. NASDI generally contracts hazardous material removal to insured subcontractors and does not take possession of hazardous materials, which remain the property of the site owner. NASDI is one of a few providers in New England with the required licenses, operating expertise, equipment fleet and access to bonding to execute larger, complex industrial demolition projects. For example, in recent years, NASDI has performed three demolition projects involving the dismantling and disposal of aging power generation plants. NASDI continues to pursue additional opportunities in the developing market for the demolition of aging industrial facilities, often to allow for the construction of new and more efficient replacements on the same site.

Customers

Dredging Operations

        The dredging industry's customers include federal, state, and local governments, foreign governments, and both domestic and foreign private concerns such as utilities and oil companies. Most dredging projects are competitively bid, with the award going to the lowest qualified bidder. There are generally few economical substitutes that customers can use for dredging services. The Corps is the largest dredging customer in the United States and has responsibility for federally funded projects related to navigation and flood control. In addition, the U.S. Coast Guard and the U.S. Navy are responsible for awarding federal contracts with respect to their own facilities. During the year ended December 31, 2003, we earned approximately 72% of our dredging revenues from contracts with federal government agencies or companies operating under contracts with federal government agencies.

        Foreign governments are the primary dredging customers in international markets, generally for capital projects relating to infrastructure development. During the year ended December 31, 2003, 17% of our dredging revenues came from contracts with foreign governments or companies operating under contracts with foreign governments.

Demolition Operations

        NASDI's customers include general contractors who subcontract demolition services, corporations that commission projects, non-profit institutions such as universities and hospitals, and local government and municipal agencies. NASDI benefits from key relationships with certain customers in the general contracting and public infrastructure industries. NASDI negotiates the majority of its demolition contracts as fixed-price contracts with other projects negotiated on a time-and-materials basis. NASDI frequently receives revenues from change orders on existing contracts. The majority of our demolition services are currently concentrated in New England. During the year ended December 31, 2003, approximately 51% of NASDI's annual revenues came from contracts with three private customers.

Competitive Strengths

        We believe the following competitive strengths have allowed us to develop and maintain our preeminent market position within the dredging industry:

    •
    Leading market position. We are the preeminent provider of dredging services in the United States and are a world class competitor outside the United States. Over the past three fiscal years, we have achieved an average bid market share of 42% in the U.S. dredging market compared to an 18% share for our nearest competitor over the same period. We believe that our leading position is due to our ability to be the low cost or most qualified bidder. Based on 2002 revenues, Engineering News Record ranked us as the largest contractor on its list of marine port and facilities contractors.

    •
    Favorable competitive dynamics. We benefit from significant advantages over existing and potential competitors, including: (1) the requirements of the Dredging Act and the Jones Act, which effectively prohibit foreign dredges and foreign-owned dredging companies from competing in the United States; (2) the relatively long lead time and high capital cost associated with the construction of a new dredge, which we estimate to be two years and between $20 to $60 million, depending on the type of dredge; and (3) our reputation for quality and customer service built up over our 113-year operating history, during which time we have never failed to complete a project.

    •
    Largest and most diverse dredging fleet. We maintain the largest and most diverse dredging fleet in the United States with over 200 pieces of equipment, including the largest hopper fleet and the largest hydraulic dredges in the United States. Vast differences in waterways throughout the United States require dredges of different capabilities that can perform in different locations and situations. We believe the size and breadth of our fleet provide us with a significant advantage over our smaller competitors who do not have our flexibility in scheduling equipment to perform multiple projects at the same time. To maintain the value and effectiveness of our fleet, we emphasize preventative maintenance to minimize downtime, increase profitability, extend vessel life and reduce replacement capital expenditure requirements.

    •
    Specialized capability in capital projects. We believe we are the leader in U.S. capital dredging projects, which represents our largest market opportunity. Capital work requires specialized engineering expertise, specific combinations of equipment and experience in executing complex projects. We believe our extensive experience performing complex projects significantly enhances our ability to bid for and complete these contracts profitably. Additionally, we believe we have a significant advantage over our competitors in RFP projects. For further information regarding the request for proposal process, see "—Bidding Process" below. We have won six of the eight projects recently bid as RFPs, with a total revenue value of $196 million.

    •
    Proprietary and proven project costing methodologies. Over the course of our 113-year operating history, we have developed an extensive proprietary database of dredging records from our own and our competitors' activities and past bidding results. We believe that this extensive proprietary database combined with our accumulated estimating and bidding expertise is a significant competitive advantage in bidding for new dredging contracts. Our expertise in accurately estimating project costs has contributed to our strong and consistent profitability. Over the last three fiscal years, we have generated average EBITDA margins of approximately 14%.

    •
    Diversified revenue base. We benefit from a dredging revenue base that is broadly diversified across three dredging sectors, which have different demand drivers. Capital projects primarily consist of port expansion work, which is driven by growth in U.S. trade and commerce. Beach nourishment and maintenance projects are more heavily influenced by weather, natural sedimentation and erosion. Revenue within each of our dredging sectors comes from a portfolio of separate contracts, which helps to mitigate project-specific risk. For the year ended December 31, 2003, our revenues were derived from over 50 separate dredging contracts, and no contract represented more than 15% of our revenues. Our foreign dredging operations and demolition operations further diversify our revenue and customer base.

    •
    Proven, experienced management team. Our top 13 senior managers have an average of 20 years of experience in the dredging industry. The current management team has proven experience operating a leveraged company, having completed three leveraged buyouts during its tenure. The financial discipline that comes from operating in a leveraged environment has driven our consistent financial results and strong operational performance.

Business Strategy

        We intend to continue to grow contract revenues and cash flows and strengthen our competitive position worldwide by using the following strategies:

    •
    Maintain our preeminent position in the U.S. market. We expect to maintain our domestic leadership position by leveraging: (1) the size, diversity and technical capabilities of our fleet; (2) our industry-leading operating experience; (3) our engineering expertise; and (4) our efficient and safe project management practices.

    •
    Capitalize on market opportunities. Using our strong technical capabilities and operating experience, we believe that we will be able to capitalize on the over $2.5 billion of authorized Deep Port projects that have yet to be let for bid, beach nourishment opportunities of approximately $100 million per year and an annual maintenance market of approximately $200 million. Additionally, we have identified other long range capital projects, such as the Louisiana coastal restoration project among others, that have the potential to add substantial revenues to the industry over the next eight to 10 years. Numerous foreign projects provide attractive opportunities to employ our foreign-based assets.

    •
    Enhance operating capabilities. During the last few years, we have acquired or constructed several key pieces of equipment. This new equipment has enhanced our dredging capabilities by providing additional tools for capital projects and strengthened our ability to perform maintenance and beach nourishment projects efficiently and promptly. For example, in 2000 we made improvements to our dredge "Texas" to increase its cutting power, making the Texas the most powerful hydraulic cutter dredge in the United States, capable of handling the rock work required in many port deepening projects. We plan to continue to enhance our operating capabilities and to utilize our state-of-the-art resources to win additional upcoming Deep Port projects.

    •
    Maintain our presence in foreign markets. Foreign governments' port infrastructure investments continue to present us with new international dredging opportunities. We intend to pursue international opportunities that offer us the potential to maximize the utilization of our asset base. Our past international projects include the mechanical dredging work on the Øresund Fixed Link Project, which is the road/rail tunnel between Denmark and Sweden and is one of the largest infrastructure investments in Scandinavian history. Most recently, we completed the initial dredging phase of the Umm Qasr port reconstruction project in Iraq.

    •
    Pursue growth opportunities in commercial and industrial demolition market. We believe that our bidding and project management and our significant administrative infrastructure will be particularly valuable in helping NASDI to bid for and win large demolition projects. NASDI's experience, strong reputation, quality equipment and key client relationships in the demolition market, combined with our core competencies, offer the opportunity to increase the volume and profitability of our demolition work. We believe there are approximately $75 to $90 million in near-term opportunities for NASDI based on its existing customer relationships.

Bidding Process

Dredging Operations

        We obtain most of our dredging contracts through competitive bidding on terms specified by the party inviting the bid. The nature of the specified services dictates the types of equipment, material and labor involved, all of which affect the cost of performing the contract and the price that dredging service providers will bid.

        For contracts under its jurisdiction, the Corps typically prepares a cost estimate based on the specifications of the project. To be successful, the Corps must determine that the winning bidder is a "responsible" bidder (i.e., a bidder that generally has the necessary equipment and experience to successfully complete the project), that has submitted the lowest responsive bid that does not exceed 125% of the Corps' cost estimate. Contracts for projects that are not administered by the Corps are generally awarded to the lowest qualified bidder, provided the bid is no greater than the amount of funds that are available for the project.

        Substantially all of our dredging contracts are competitively bid. However, some government contracts are awarded by a sole source procurement process through negotiation between the service provider and the government, while other projects have been recently bid by the Corps through a request for proposal, or "RFP," process. The RFP process allows the project award to be based on the technical capability of the service provider's equipment and methodology, as well as price, and has, therefore, been advantageous for us since we have the technical engineering expertise and equipment versatility to comply with the project specifications.

        We have operated for over 113 years and maintain an extensive historical database of dredging production records from our own and our competitors' activities and past bidding results. Prior production records help us predict sediment composition and optimum equipment requirements. We believe that our extensive database and our accumulated estimating and bidding expertise allow us to be more accurate than our competitors in predicting dredging costs and therefore, avoid underpricing our bids.

Demolition Operations

        NASDI has established a network of local contacts with developers and prime contractors that act as referral sources, frequently enabling NASDI to procure demolition jobs on a sole-source basis. When NASDI bids on a project, it evaluates the contract specifications and develops a cost estimate to which it adds profit for the final bid price. While there are numerous competitors in the demolition services market, NASDI is one of the few firms in its region of operation with the capability to execute large projects, which often limits its competition. For these reasons, if it is not the lowest bidder on a contract, NASDI may still be awarded a project based on its qualifications.

Bonding and Foreign Project Guarantees

Dredging Operations

        For most domestic projects and some foreign projects, dredging service providers must provide three types of bonds, which they typically obtain from large insurance companies. A bid bond is required to serve as a guarantee that if a service provider's bid is chosen, the service provider will sign the contract. The amount of the bond is typically 20% of the service provider's bid, up to a maximum bond of $3.0 million. After a contract is signed, the bid bond is replaced by a performance bond, the purpose of which is to guarantee that the job will be completed. A performance bond typically covers 100% of the contract value with no maximum bond amounts. If the service provider fails to complete a job, the bonding company assumes the service provider's obligation and pays to complete the job, generally by using the equipment of the defaulting company. A company's ability to obtain performance bonds with respect to a particular contract depends upon the size of the contract, as well as the size of the service provider and its financial position. A payment bond is also required to protect the service provider's suppliers and subcontractors in the event that the service provider cannot make timely payments. Payment bonds are generally written at 100% of the contract value.

        Our projects are currently bonded by Travelers. We have never defaulted on a project nor have we ever experienced difficulty in obtaining bonding for any of our projects. If we were to default on a project, the bonding company would complete the defaulted contract and would be entitled to be paid the contract price directly by the customer. Additionally, Travelers would be entitled to be paid by us for any costs incurred in excess of the contract price. Travelers has been granted a security interest in a substantial portion of our operating equipment as collateral for its surety.

        For most foreign dredging projects, letters of credit or bank guarantees issued by foreign banks, which will be secured by letters of credit issued under our new senior credit facility, are required as security for the bid, performance and, if applicable, advance payment. Foreign bid guarantees are usually 2% to 5% of the service provider's bid. Foreign performance and advance payment guarantees are each typically 5% to 10% of the contract value.

Demolition Operations

        NASDI's contracts are primarily with private, non-government customers, that do not require it to secure bonding. When NASDI does have bonding requirements, the bonds are also provided by Travelers.

Competitive Environment

Dredging Operations

        The U.S. dredging industry is highly fragmented but has experienced significant consolidation in recent years. Approximately 180 entities in the United States presently operate more than 600 dredges, most of which are small and service the inland, as opposed to coastal, waterways, and therefore do not generally compete with us. Competition in our market is determined primarily on the basis of price, and competition is often limited by the size of the job, equipment requirements, bonding requirements, certification requirements or government regulations. Great Lakes and four other key competitors perform the majority of the work within Great Lakes' domestic dredging bid market, with smaller dredging companies obtaining a 16% share, on average, of our bid market over the last three fiscal years. Since Deep Port projects are typically of significant value and there is a large volume of projects remaining in the program, some of these smaller dredging companies have made equipment investments in order to participate in this market. While these smaller competitors have recently won some major Deep Port projects, they have generally not performed well on these projects so it is unclear whether they will pose the same degree of competition in the future.

Demolition Operations

        The U.S. demolition and related services industry is highly fragmented, consisting principally of small regional companies, many of which are not able to perform some of the large, complex infrastructure projects NASDI targets. Unlike many of its competitors, NASDI is able to perform both small and large projects and competes in the demolition and related services industry primarily on the basis of its experience, reputation, equipment, key client relationships and price.

Property and Equipment

Dredging Operations

        Our fleet of dredges, material barges and other specialized equipment is the largest and most diverse in the United States. There are three principal types of dredging equipment: hopper dredges, hydraulic dredges and mechanical dredges:

    •
    Hopper Dredges. Hopper dredges are typically self-propelled and have the general appearance of an ocean-going vessel. The dredge has hollow hulls into which material is suctioned hydraulically through drag-arms and deposited. Once the hollow hulls or "hoppers" are filled, the dredge will sail to the designated disposal site and either (1) bottom dump the material or (2) pump the material from the hoppers through a pipeline to the designated site. Hopper dredges can operate in rough waters, are less likely than other types of dredges to interfere with ship traffic and can move quickly from one project to another. We operate the largest hopper fleet in the United States, affording us flexibility to quickly respond to time-sensitive projects.

    •
    Hydraulic Dredges. Hydraulic dredges remove material using a revolving cutterhead, which cuts and churns the sediment on the ocean floor and hydraulically pumps the material by pipe to the disposal location. These dredges are very powerful and can dredge some types of rock. Certain materials can be directly pumped as far as seven miles with the aid of a booster pump. Hydraulic dredges work with an assortment of support equipment, which help with the positioning and movement of the dredge, handling of the pipelines and the placement of the dredged material. We operate the only two large electric hydraulic dredges in the United States, which makes us particularly competitive in markets with stringent emissions standards, such as California.

    •
    Mechanical Dredges. There are two basic types of mechanical dredges operating in the United States: clamshell and backhoe. In all cases, the dredge uses a bucket to excavate material from the ocean floor. The dredged material is placed by the bucket into material barges or "scows" for transport to the designated disposal area. The scows are emptied by bottom-dumping, direct pump-out or removal by a crane with a bucket. Mechanical dredges are capable of removing hardpacked sediments and debris and can work in tight areas such as along docks or terminals. Clamshell dredges with specialized buckets are ideally suited to handle material requiring controlled disposal. We have the largest fleet of material barges in the industry, which provides cost advantages when dredged material is required to be disposed far offshore or when material requires controlled disposal.

        Our fleet consists of over 200 pieces of equipment, including the largest hopper fleet and most of the large hydraulic dredges in the United States. The following table provides a listing of our current fleet of equipment, including equipment used under long-term operating leases.

Type of Equipment	Quantity
Hydraulic Dredges	11
Hopper Dredges	8
Mechanical Dredges	5
Unloaders	2
Drill Boats	2
Material Barges	27
Deck Barges	34
Other Barges	29
Booster Pumps	7
Tugs	7
Launches	28
Derricks	8
Cranes	14
Loaders/Dozers	12
Survey Boats	23

Total	217

        We typically position our domestic dredging fleet on the East and Gulf Coasts with a smaller number of vessels on the West Coast and in inland rivers. The mobility of our fleet enables us to move equipment in response to changes in demand. Our fleet includes assets currently positioned internationally in the Middle East, Africa and Central America.

        We continually assess our need to upgrade and expand our dredging fleet to take advantage of improving technology and to address the changing needs of the dredging market. We have recently made some significant additions to our dredging capacity that we believe will enhance our ability to compete for and execute future Deep Port projects and strengthen our ability to perform beach and maintenance projects.

        We are committed to preventive maintenance, which we believe is reflected in the long lives of most of our equipment and our low level of unscheduled downtime on jobs. We spent $27.9 million on maintenance during the year ended December 31, 2003, in addition to $37.7 million on capital expenditures (which included approximately $15.0 million used to buy out certain dredging equipment previously under operating lease, $3.6 million related to a barge being constructed as part of a like-kind exchange, and a $0.8 million deposit on construction of two new rock barges).

        A significant portion of our operating equipment is subject to liens by our senior lenders and the bonding company.

        We lease approximately 40,000 square feet of office facilities in Oak Brook, Illinois, which serves as our principal administrative facility. The primary lease for this property will expire in 2008. We also lease waterfront properties in Baltimore, Maryland, and Green Cove Springs, Florida. These locations serve as mooring sites for idle equipment and inventory storage.

Demolition Operations

        NASDI owns and operates specialized demolition equipment, including a fleet of excavators equipped with shears, pulverizers, processors, grapples and hydraulic hammers that provide high-capacity processing of construction and demolition debris for recycling and reclamation. NASDI also owns and maintains a large number of skid-steer loaders, heavy-duty large-capacity loaders, cranes, recycling crushers, off-highway hauling units and a fleet of tractor-trailers for transporting equipment and materials to and from job sites. NASDI rents additional equipment on a project-by-project basis, which allows NASDI flexibility to adjust costs to the level of project activity. We obtain certain pieces of equipment under capital lease arrangements.

        NASDI rents its primary office facility in Allston, Massachusetts, and a garage and maintenance facility in Everett, Massachusetts.

Equipment Certification

        Certification of equipment by the U.S. Coast Guard and establishment of the permissible loading capacity by the America Bureau of Shipping, or "A.B.S.," are important factors in our dredging business. Many projects, such as beach nourishment projects with offshore sand requirements, dredging projects in exposed entrance channels, and dredging projects with offshore disposal areas, are restricted by federal regulations to be performed only by dredges or scows that have U.S. Coast Guard certification and a load line established by the A.B.S. These certifications indicate that the dredge is structurally capable of operating in open waters. We have more certified vessels than any domestic competitor and make substantial investments to maintain these certifications. As a result, we are uniquely positioned to take advantage of the trend towards using offshore disposal sites and offshore borrow sites for beach nourishment work.

Seasonality

        Prior to the last several years, we had historically realized lower revenues and earnings in the first and fourth quarters of each year. This trend was due to a number of factors including variation in weather conditions and government funding cycles, which affected the timing and execution of projects. In recent years, seasonality has not had a significant impact on our dredging operations, with the increased volume of Deep Port work in the market and the impact of environmental windows, which require that certain work be performed in winter months to protect wildlife habitats. We have been able to respond to these market factors since we have the flexibility to move our equipment around as weather conditions and environmental restrictions dictate. However, in the future, seasonality may become more of a factor if our project mix changes and we are not able to be as flexible in utilizing our equipment. Our demolition operations are not affected significantly by seasonality.

Backlog

        Our contract backlog represents our estimate of the revenues we will realize under the portion of the contracts remaining to be performed. These estimates are subject to fluctuations based upon the amount of material actually dredged or scope of demolition services to be provided, as well as factors affecting the time required to complete the job. In addition, because a substantial portion of our backlog relates to government contracts, our backlog can be canceled at any time without penalty; however, we can generally recover actual committed costs and profit on work performed up to the date of cancellation. Consequently, backlog is not necessarily indicative of future results. Our backlog includes only those projects for which the customer has provided an executed contract.

Employees

        Dredging.    At December 31, 2003, we employed approximately 300 full-time salaried personnel, with additional hourly personnel, most of whom are unionized and hired on a project-by-project basis. During 2003, we employed an average of approximately 500 hourly personnel to meet project requirements. Crews are generally available for hire on relatively short notice.

        We are a party to numerous collective bargaining agreements that govern our relationships with our unionized hourly personnel. However, five primary agreements collectively apply to approximately 90% of such employees. We have not experienced any major labor disputes in the past five years and believe we have good relationships with its significant unions; however, there can be no assurances that we will not experience labor strikes or disturbances in the future.

        Demolition.    At December 31, 2003, NASDI employed approximately 20 full-time salaried administrative employees, in addition to approximately 120 unionized employees who are party to four union agreements. The unionized employees are hired on a project-by-project basis and are generally available for hire on relatively short notice.

Joint Ventures

Amboy Aggregates

        We and a New Jersey aggregates company each own 50% of Amboy Aggregates. Amboy was formed in December 1984 to mine sand from the entrance channel to the New York Harbor and to provide sand and aggregate for use in road and building construction. Our dredging expertise and our partner's knowledge of the aggregate market formed the basis for the joint venture. Our investment in Amboy is accounted for using the equity method.

        Amboy is the only East Coast aggregate producer to mine sand from the ocean floor. Amboy has a specially designed dredge for sand mining, de-watering and dry delivery. No other vessel of this type operates in the United States. Amboy's ocean-based supply of sand provides a long-term competitive advantage in the Northeast as land-based sand deposits are depleted or rendered less cost competitive by escalating land values.

        Mining operations are performed pursuant to permits granted to Amboy by the federal government and the states of New York and New Jersey. After much delay, in 2002, Amboy was successful in obtaining approval for a new permit allowing it to mine deeper in its sand borrow areas. This new sand source is expected to be of better quality, thereby requiring less blending with other materials, which should enable Amboy to reduce the cost of its final product and improve margins. See also "Management's Discussion and Analysis—Off-Balance Sheet Commitments and Contingencies."

Government Regulations

        We are subject to government regulations pursuant to the Foreign Dredging Act of 1906, as amended (the "Dredging Act") and Section 27 of the Merchant Marine Act of 1920, as amended (the "Jones Act"), which prohibit foreign-built, chartered or operated vessels (absent special legislative action) from competing in the U.S. dredging market and from owning more than 25% of a U.S. dredging company. The owners and charterers of dredges operating in the navigable waters of the United States must meet the coastwise trade requirements of the Jones Act and the Shipping Act of 1916, as amended. Such dredges must be registered under U.S. law and have coastwise endorsements pursuant to the Vessel Documentation Act. These acts prohibit dredges owned, chartered or controlled by entities that are less than 75% owned and controlled by U.S. citizens from transporting dredged material between points in the United States.

        In 1992, Congress amended the Dredging Act to bring it into conformity with the U.S. citizenship requirements of the rest of the nation's cabotage laws. In so doing, Congress included grandfather clauses to protect certain existing dredge operators affected by the change in law. The language of the grandfather clauses exempted the dredge STUYVESANT from the 75% ownership and control requirement. The STUYVESANT is chartered to Stuyvesant Dredging Company, Inc., a foreign corporation and wholly-owned by Royal Boskalis Westminster, NV, a Dutch company, the largest dredging service provider in the world. In early 1999, Stuyvesant Dredging exploited a loophole in the

STUYVESANT grandfather clause, thus allowing it to expand its control of additional dredging vessels. As of September 30, 2003, Stuyvesant Dredging controlled 21 dredging vessels operating in the United States, including seven dredges and 14 ancillary vessels. A coalition of U.S.-citizen dredging companies, labor unions, U.S. maritime operating companies and U.S. shipbuilders have joined together in an attempt to close the STUYVESANT grandfather clause loophole. Although the attention of Congress has recently been diverted to other matters, the coalition continues to actively pursue this issue. However, one of the industry's domestic dredging companies recently protested a bid award by the Corps in favor of Bean Stuyvesant, LLC, a company 50% owned by Stuyvesant Dredging. The basis for the protest was that the Corps could not award the bid to Bean Stuyvesant, which was proposed in the bid as the charterer of the dredge in question, because Bean Stuyvesant was neither a U.S. citizen for the purpose of operating vessels in the coastwise trade nor eligible for inclusion within the Dredging Act's grandfather provision. The U.S. Court of Federal Claims agreed and issued an injunction in favor of the domestic dredging company. Bean Stuyvesant is appealing this decision, and it is expected there will be a hearing on the appeal in the second quarter of 2004. The Company remains hopeful that this decision could lead to more equitable treatment amongst the participants within the U.S. dredging industry.

Environmental Matters

        Our operations and facilities are subject to various environmental laws and regulations related to, among other things: dredging operations; the disposal of dredged material; protection of wetlands; storm water and waste water discharges; demolition activities; asbestos removal; transportation and disposal of other hazardous substances and materials; and air emissions. We are also subject to laws designed to protect certain marine species and habitats. Compliance with these statutes and regulations can delay appropriation with respect to, and performance of, particular projects and increase related expenses. These delays and increased expenses could have a material adverse effect on our business, financial condition or results of operations.

        Our projects may involve demolition, excavation, transportation, management and disposal of hazardous waste and other hazardous substances and materials. Various laws strictly regulate the removal, treatment and transportation of hazardous water and other hazardous substances and materials and impose liability for human health effects and environmental contamination caused by these materials. Our demolition business, for example, requires us to transport and dispose of hazardous substances and materials, such as asbestos. We take steps to limit our potential liability by hiring qualified asbestos abatement subcontractors to remove such materials from our projects, and some project contracts require the client to retain liability for hazardous waste generation. The failure of certain contractual protections, including any indemnification from our clients or subcontractors, to protect us from incurring such liability could have a material adverse effect on our business, financial condition or results of operations.

        Services rendered in connection with hazardous substance and material removal and site development may involve professional judgments by licensed experts about the nature of soil conditions and other physical conditions, including the extent to which hazardous substances and materials are present, and about the probable effect of procedures to mitigate problems or otherwise affect those conditions. If the judgments and the recommendations based upon those judgments are incorrect, we may be liable for resulting damages that our clients incur, which may be material.

        Based on our experience, our management believes that the future cost of compliance with existing environmental laws and regulations (and liability for known environmental conditions) will not have a material adverse effect on our business, financial condition or results of operations. However, we cannot predict what environmental legislation or regulations will be enacted in the future; how existing or future laws or regulations will be enforced, administered or interpreted; or the amount of future expenditures that may be required to comply with these environmental or health and safety laws or regulations or to respond to future cleanup matters or other environmental claims.

Legal Proceedings

        Although we are subject to various claims and legal actions that arise in the ordinary course of business, except as described below, we are not currently a party to any material legal proceedings or environmental claims.

        We or our former subsidiary, NATCO Limited Partnership, are named as defendants in approximately 260 lawsuits, the majority of which were filed between 1989 and 2000, and seven of which were filed in the last three years. In these lawsuits, the plaintiffs allege personal injury, primarily fibrosis or asbestosis, from exposure to asbestos on our vessels. The vast majority of these lawsuits have been filed in the Northern District of Ohio and a few in the Eastern District of Michigan. These cases have been transferred to the asbestos multi-district litigation pending in the Eastern District of Pennsylvania. We cannot determine our potential liability in these cases because the claims generally do not specify the amount of damages sought. No discovery has been sought by plaintiffs in any of these cases and none of these cases has been litigated to date as to us. We do not believe that these cases will have a material adverse impact on our business.

        A joint venture in which we hold an approximately 36% interest is subject to a counterclaim filed by the Red Sea Ports Authority relating to a contract performed in Egypt between 1999 and 2001. The joint venture instituted arbitration proceedings against the Red Sea Ports Authority for monetary claims arising out of the contract and sought approximately $40 million in damages. The Red Sea Ports Authority counterclaimed for $74 million in damages, alleging environmental damage from the project, including damage to coastline, fisheries and coral reefs, and misuse of the designated disposal site. In July 2003, an arbitration hearing was held in Egypt regarding the joint venture's claim and the Red Sea Ports Authority's counterclaim. We expect a decision to be rendered in the second quarter of 2004. We believe that the allegations in the counterclaim are baseless and do not believe that it will have a material adverse impact on our business.

        On February 10, 2004, we were served with a subpoena to produce documents in connection with a federal grand jury convened in the United States District Court for the District of South Carolina. We believe the grand jury has been convened to investigate the United States dredging industry. We intend to fully comply with the investigation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Overview

        We are the leading provider of dredging services in the United States. Dredging generally involves the enhancement or preservation of navigability of waterways or the protection of shorelines through the removal or replenishment of soil, sand or rock. The U.S. dredging market consists of three primary types of work: capital, beach nourishment and maintenance. Over the last three fiscal years, we have achieved a 42% average share of the U.S. dredging bid market. Our largest domestic dredging customer is the U.S. Army Corps of Engineers, which has responsibility for federally funded projects related to navigation and flood control. In 2003, approximately 72% of our dredging revenues were earned from contracts with federal government agencies, including the Corps as well as other federal entities such as the U.S. Coast Guard and U.S. Navy. Given this dependence on federal revenues, our operations can be influenced by the federal budget and the amount appropriated for dredging in any given year. Therefore, we track the annual appropriation process to the extent that information is available, to assist us in planning for and managing our operations. We have also continued our role as the only U.S. dredging contractor with significant international operations, which represented an average of 15% of our dredging contract revenues over the past three years. The international operations provide additional customer diversification, which can be particularly beneficial if there is a downturn in the domestic economy.

        We also own 85% of the capital stock of NASDI, a demolition service provider located in the Boston, Massachusetts area, which we acquired in April 2001. NASDI's principal services consist of interior and exterior demolition of commercial and industrial buildings, salvage and recycling of related materials, and removal of hazardous substances and materials. One NASDI management stockholder retains a 15% non-voting interest in NASDI. Since the acquisition of NASDI in 2001, we have operated in two reportable segments: dredging and demolition.

        Our equity in earnings of joint ventures relates to our 50% ownership interest in Amboy Aggregates, which we account for using the equity method. Through November 2002, we conducted certain dredging activities, primarily maintenance and beach nourishment projects, through the operations of NATCO Limited Partnership and North American Trading Company. On November 25, 2002, we purchased our foreign minority partner's interests in NATCO and North American for $4.5 million. These subsidiary entities were dissolved at the end of 2002, and all dredging activities are now being conducted by GLDD, our wholly-owned dredging subsidiary. Therefore, minority interest solely reflects the NASDI management stockholder's 15% interest in NASDI.

Revenues

        We obtain most of our dredging contracts through competitive bidding on terms specified by the party inviting the bid. The nature of the specified services dictates the types of equipment, material and labor involved, all of which affect the cost of performing the contract and the price that dredging service providers will bid. Substantially all of our contracts for dredging services are fixed-price contracts, which provide for remeasurement based on actual quantities dredged. The majority of our demolition contracts are also fixed-priced contracts, with others managed as time-and-materials or rental projects.

        We recognize revenues under the percentage-of-completion method, based on our engineering estimates of the physical percentage completed for dredging projects and using a cost-to-cost approach for demolition projects. For dredging projects, we adjust costs of contract revenues to reflect the gross profit percentage that we expect to achieve upon ultimate completion of each dredging project. For demolition projects, we adjust revenues to reflect the estimated gross profit percentage. We make provisions for estimated losses on contracts in progress in the period in which such losses are determined and we do not recognize claims for additional compensation due to us in revenues until such claims are settled. We generally submit billings on contracts after verification with the customers of physical progress, and therefore, contract billing may not match the timing of revenue recognition. We reflect the difference between amounts billed and recognized as revenue in the balance sheet as either revenues in excess of billings or billings in excess of revenues. Change orders are often negotiated when a change in conditions from the original contract specifications is encountered, necessitating a change in project performance methodology and/or material disposal. Thus, the resulting change order is considered a change in the scope of the original project to which it relates. We defer significant expenditures incurred incidental to major contracts and recognize such expenditures as contract costs based on contract performance over the duration of the related project. We report these expenditures as prepaid expenses.

Costs and Expenses

        The components of costs of contract revenues include labor, equipment (including depreciation, insurance, fuel, maintenance and supplies), subcontracts, rentals, lease expense and project overhead. We generally hire hourly labor on a project basis and lay off such employees upon the completion of the project. Costs of contract revenues vary significantly depending on the type and location of work performed and assets utilized. Generally, capital projects have the highest margins due to the complexity of the projects, while beach nourishment projects have the most volatile margins because they are most often exposed to weather conditions.

        Our cost structure includes significant fixed costs, averaging approximately 22% to 25% of total costs of revenues. We can have significant fluctuations in equipment utilization throughout the year. Accordingly, for interim reporting, we prepay or accrue fixed equipment costs and amortize the expenses in proportion to revenues recognized over the year to better match revenues and expenses. Costs of revenues also include the net gain or loss on dispositions of property and equipment.

Results of Operations

        The following table sets forth the components of net income as a percentage of revenues for the years ended December 31, 2003, 2002 and 2001:

	Year Ended December 31,
	2003	2002	2001
Contract revenues	100.0%	100.0%	100.0%
Costs of contract revenues	(82.3)	(81.2)	(81.7)

Gross profit	17.7	18.8	18.3
General and administrative expenses	(7.0)	(8.2)	(7.9)
Sale-related expenses	(2.7)	—	—

Operating income	8.0	10.6	10.4
Interest expense, net	(5.2)	(5.9)	(6.6)
Sale-related financing costs	(3.3)	—	—
Minority interests	—	0.1	(0.3)
Equity in earnings of joint ventures	0.4	—	0.2

Income (loss) before income taxes	(0.1)	4.8	3.7
Provision for income taxes	(0.3)	(1.2)	(1.7)

Net income (loss)	(0.4)%	3.6%	2.0%

        The following table sets forth, by segment and type of work, our revenues for the years ended and backlog as of December 31, 2003, 2002 and 2001 (dollars in thousands):

	Predecessor Basis
	2003	2002	2001
Revenues
Dredging:
Capital—U.S.	$203,699	$122,158	$129,286
Capital—Foreign	60,922	52,294	29,359
Beach nourishment	47,858	87,372	78,113
Maintenance	48,351	51,274	58,200
Demolition(1)	37,970	49,504	23,839

Total revenues	$398,800	$362,602	$318,797

	Successor Basis	Predecessor Basis
	2003	2002	2001
Backlog
Dredging:
Capital—U.S.	$101,128	$262,681	$51,835
Capital—Foreign	30,259	55,168	102,680
Beach nourishment	40,396	25,239	49,047
Maintenance	18,412	7,366	4,982
Demolition	10,618	15,198	31,103

Total backlog	$200,813	$365,652	$239,647

(1)
Demolition includes the results of NASDI since its acquisition in April 2001.

Comparison of Years Ended December 31, 2003 and December 31, 2002

        Our revenues for 2003 were $398.8 million, which compares to $362.6 million in 2002. In 2003, domestic capital dredging revenues increased $81.5 million and represented 56.5% of our dredging revenues in 2003, as compared to 39.0% in 2002. This increase was anticipated since domestic capital dredging revenues comprised the majority of our 2002 year-end backlog.

        Our 2003 gross profit margin was 17.7%, which declined from the 2002 level of 18.8%. Although domestic capital dredging work is typically performed at higher margins than foreign or other domestic dredging types of work, certain of the domestic capital dredging projects performed in 2003 had margins that were estimated at lower than historical levels for capital work, due to the specific characteristics of these projects. For instance, both the Houston and Manatee Harbor port deepening projects include a subcontract component that does not reflect the same level of margins achieved on the dredging work, such that the overall project margin is diluted and appears lower than average. Additionally, due to continued competition in the demolition industry, NASDI continued to experience lower margins on certain of is demolition projects in 2003, which also contributed to the decline in the margin percentage on a consolidated basis. The impact on 2003 margins by the capital dredging and demolition revenues was mitigated by stronger performance on certain beach and maintenance dredging projects executed in the 2003 period as compared to those performed in the 2002 period, which were more negatively impacted by weather conditions and mechanical delays.

        Capital dredging projects include large port deepening and other infrastructure projects. As mentioned previously, domestic capital dredging project revenues increased $81.5 million or 66.8%,

from $122.2 million in 2002 to $203.7 million in 2003. This increase was anticipated since over 70% of our 2002 year-end backlog was comprised of domestic capital dredging revenues. In 2003, contract revenues from capital dredging projects were generated primarily by large Deep Port projects in New York, New York; Wilmington, North Carolina; Jacksonville, Florida; Houston, Texas; and Los Angeles, California, which contributed combined revenue in excess of $156.0 million. In addition, two other capital projects (which are not part of the Deep Port program) in Boston, Massachusetts and along the Providence River and harbor in the Rhode Island area contributed combined revenue of $28.4 million in 2003.

        We also completed another small capital project in 2003 to assist in planning for the Louisiana Coastal Restoration Plan, which may provide significant dredging opportunities over the next five to 10 years. This was a $3.0 million sediment diversion project commissioned by the Corps in order to accumulate information on how quickly major diversions can rebuild the coastal marshes.

        In 2003, revenues from beach nourishment projects decreased $39.5 million or 45.2% compared to 2002, as our dredging assets were highly utilized on capital dredging projects during the year. Although the level of beach revenue declined relative to 2002, the margin achieved by the beach nourishment projects performed in 2003 generally exceeded the margins of projects performed in 2002, since a number of the projects performed in 2002 were negatively impacted by weather conditions and mechanical delays. The 2003 beach nourishment revenues included $23.7 million generated by five projects performed in the New York/New Jersey area, with another $16.7 million attributed to four beach projects performed along the Florida coastline. In 2003, we also completed a $5.8 million emergency dredging project that was negotiated with the Corps to repair a breach caused by Hurricane Isabel along the outer banks at Cape Hatteras, North Carolina.

        Revenues from maintenance projects for the year ended December 31, 2003 decreased $2.9 million or 5.7% over 2002 but were consistent with typical maintenance dredging volume, which varies depending on levels of Midwest precipitation experienced during the winter months as well as our available equipment capacity. Significant maintenance revenues in 2003 included $16.9 million from six river maintenance projects that were performed on a daily rental-rate basis. The remainder of the maintenance revenues was generated by numerous smaller projects performed along the Gulf and East Coasts, as well as a couple projects in the Pacific Northwest and Alaska.

        Revenues from foreign dredging operations in 2003 increased $8.6 million or 16.5% compared to 2002. The key foreign projects contributing $34.3 million to 2003 revenues included our long-term project in Ghana, West Africa, which began in the first quarter of 2000 and was substantially complete by the end of 2003, and a terminal project in Bahrain, which began late in 2001 and is expected to be completed in 2004. In 2003, as part of the reconstruction efforts following the war in Iraq, we also successfully completed a $15.9 million dredging assignment in the port of Umm Qasr, the purpose of which was to enable aid ships to enter the port area to offload.

        NASDI's 2003 demolition revenues declined $11.5 million or 23.3% compared to 2002. The decline in 2003 revenues is due to increased competition in the New England demolition market. Management believes that certain demolition projects have been deferred due to the slow down in the economy over the past couple of years. In 2003, the Quarry Street project in Quincy generated $6.5 million in revenue. This project entails site preparation and utility-placement and has a significant time and materials rental component. The remainder of the years' revenue was generated by numerous other projects, including, among others, continuing work on a large industrial plant demolition and interior demolitions of an office building, federal building and courthouse.

        For the year ended December 31, 2003, our general and administrative expenses, excluding sale-related expenses, totaled $27.9 million, which decreased $1.9 million from the 2002 level of $29.8 million. The 2002 expenses included $1.3 million in discretionary bonuses paid to certain members of management for their efforts relating to the ongoing Chicago flood insurance litigation, which was conclusively settled in the second quarter of 2002. In December of 2003, we incurred additional nonrecurring sale-related operating expenses of $10.6 million for advisory fees and discretionary bonuses paid to certain members of management in connection with the sale.

        In connection with the Transactions in December, all of our former debt was paid off, including our $155 million of 11 1/4% senior subordinated notes due 2008. As a result, in 2003 we incurred additional financing costs of $13.1 million related to the early extinguishment of our former debt, including call and tender premiums to retire the old notes and the write-off of deferred financing costs related to the former debt.

        In 2003, as a result of the significant tax deductions for the sale-related expenses, we had a loss for federal tax purposes, but incurred a tax expense of $1.3 million related primarily to state and foreign taxes.

        For the year ended December 31, 2003, we incurred a net loss of $1.6 million compared to net income of $13.0 million for the year ended December 31, 2002. The 2003 net loss was a result of the nonrecurring sale-related expenses discussed above.

Comparison of Years Ended December 31, 2002 and December 31, 2001

        Our 2002 revenues totaled $362.6 million compared to $318.8 million in 2001. The 2002 period reflected increased revenues from domestic beach dredging, foreign dredging and demolition services activities partially offset by decreases in revenues from domestic capital dredging and maintenance projects, as discussed in greater detail below. Our gross profit margin was 18.8% for 2002, which improved slightly over the 2001 margin of 18.3%. Our gross profit margins improved in the second half of 2002 with an increasing level of higher margin domestic capital dredging revenues, which offset the lower margins obtained on certain of our beach nourishment dredging projects, which were negatively impacted by adverse weather and operating conditions. The impact on 2002 margins from foreign dredging projects, which are typically performed at lower margins, was offset by the strong margins obtained on the demolition services revenues during the year.

        Domestic capital dredging project revenues decreased $7.1 million, or 5.5%, from $129.3 million in 2001 to $122.2 million in 2002. There were lower levels of capital work in the first half of 2002, but capital activity picked up in the second half as we performed on certain Deep Port projects bid and won in 2002. In 2002, revenues from capital projects included $89.1 million generated from Deep Port projects in Wilmington, North Carolina; New York, New York; and Jacksonville, Florida. In addition, two other new work capital projects in St. Lucie, Florida and Boston, Massachusetts contributed combined revenue of $20.0 million in 2002.

        In 2002, revenues from beach nourishment projects increased $9.3 million, or 11.9%, compared to 2001, as we performed on numerous beach projects won in 2001 and 2002. The majority of the 2002 beach nourishment revenues, $43.9 million, was generated by seven projects performed on Florida beaches, while another $35.5 million was attributed to a number of beach projects performed in the New York/New Jersey area.

        Revenues from maintenance projects for the year ended December 31, 2002 decreased $7.0 million, or 12.1%, from 2001 but were consistent with typical maintenance dredging volume, which varies depending on levels of Midwest precipitation experienced during the winter months as well as our available equipment capacity. Significant maintenance revenues in 2002 included $19.1 million from six river maintenance projects that were performed on an equipment rental basis, and $5.9 million and $5.0 million from projects in Oregon Inlet, North Carolina and on the Columbia River/Coos Bay in Oregon, respectively.

        Revenues from foreign dredging operations in 2002 increased $22.9 million, or 78.1%, compared to 2001. The key foreign projects contributing to 2002 revenues included our long-term project in Ghana,

West Africa, which began in the first quarter of 2000 and is expected to be completed in 2003, and a port terminal project in Bahrain, which began late in 2001 and is expected to be completed in 2004.

        NASDI's 2002 demolition revenues totaled $49.5 million compared to 2001 revenues of $23.8 million achieved subsequent to our acquisition in April 2001. In 2002, NASDI performed on a number of large projects, including a large industrial plant demolition, interior demolitions of an office building and courthouse, and demolition of a terminal at Logan Airport.

        General and administrative expenses increased $4.6 million, from $25.2 million in 2001 to $29.8 million in 2002. The 2002 increase was due to the inclusion of NASDI for the full year, additional incentive compensation and profit sharing costs resulting from the higher level of earnings, as well as higher legal fees relating to arbitration matters in the normal course of business. In addition, 2002 included $1.3 million in bonuses paid to certain members of management for their efforts relating to the ongoing Chicago flood insurance litigation, which was conclusively settled in the second quarter of 2002.

        Interest expense increased $0.2 million in 2002, as a result of an entire year's interest on the additional $40.0 million of subordinated notes issued in April 2001 to fund the NASDI acquisition. This increase was offset by improved variable interest rates on our senior bank debt, the outstanding balance of which we reduced throughout 2002.

        Our effective tax rate was 24.3% in 2002 compared to 42.7% in 2001. The improvement in 2002 is primarily the result of a tax deduction taken in the second quarter for the write-off of the tax basis of an insurance claim receivable of $11.0 million related to litigation settlement payments made in 1997. For book purposes, the insurance reimbursement had been assigned to our former owner as part of our recapitalization in 1998, and therefore, had no book basis.

        Net income was $13.0 million in 2002 compared to $6.5 million in 2001. Net income increased in 2002 due to higher earnings as well as the favorable impact of the significant tax deduction just discussed.

Comparison of Years Ended December 31, 2001 and December 31, 2000

        Our 2001 revenues totaled $318.8 million compared to $339.1 million in 2000. The decline in 2001 revenues was due primarily to a $42.4 million reduction in foreign dredging revenues, offset by the addition of demolition revenues from NASDI, included since its acquisition in April 2001. Our gross profit margin was 18.3% for 2001, which compares favorably to 16.9% in 2000. The margin was positively impacted by the mix of projects, with 2001 benefiting from good margins obtained on the increased level of beach nourishment and maintenance projects while revenues from lower margin foreign dredging projects declined.

        Domestic capital dredging project revenues decreased $32.0 million, or 19.9%, from $161.3 million in 2000 to $129.3 million in 2001. As a result of the decline in capital work, we utilized our dredging assets to perform an increased amount of beach nourishment work. In 2001, revenues from capital projects included $48.2 million, $15.8 million, $10.3 million and $6.2 million from Deep Port projects in Wilmington, North Carolina; San Juan, Puerto Rico; Charleston, South Carolina; and New York, New York, respectively. In addition, a new work capital project in Baltimore, Maryland, which was not part of the Deep Port program, contributed $22.0 million to 2001 revenues.

        In 2001, revenues from beach nourishment projects increased $44.9 million, or 135.0%, compared to 2000, as we performed on numerous beach projects won in the latter half of 2000 and throughout 2001. Several projects contributed to 2001's beach revenues, including beach nourishment projects in Sunny Isles, Florida; San Diego, California; Brevard County, Florida; and Fire Island, New York, which contributed revenues of $16.8 million, $12.3 million, $11.2 million, and $5.8 million, respectively.

        Revenues from maintenance projects for the year ended December 31, 2001 decreased $14.4 million, or 19.9%, from 2000. The maintenance market overall had a solid year in 2001 and contributed good margins. The upcoming market in 2002 is dependent on precipitation levels experienced during the winter months. Significant maintenance revenues in 2001 included $14.9 million from four Mississippi River rental projects, and $7.9 million and $5.4 million from projects on the Mississippi River Gulf Outlet and Calcasieu River, respectively.

        Revenues from foreign dredging operations in 2001 decreased $42.4 million, or 59.1%, compared to 2000. Key foreign projects that contributed to 2001 revenues included our long-term project in Ghana, West Africa and a project in Dabhol, India, which began in the third quarter of 1999 for which the dredging component was completed in early 2001. These projects contributed revenue of $15.4 million and $9.5 million, respectively, during 2001.

        NASDI's 2001 demolition revenues, since its acquisition by us in April 2001, totaled $23.7 million. NASDI's 2001 revenues fell short of budget expectations because of owner delays in the start-up of two significant projects in NASDI's backlog. Some of the key projects contributing to NASDI's 2001 revenues included a large power plant project, a parking garage demolition, and the demolition of residential buildings and site preparation for the building of a new hotel, all in the Boston area.

        General and administrative expenses increased $2.9 million, from $22.3 million in 2000 to $25.2 million in 2001. The main components of this increase were $1.5 million of amortization of goodwill arising from the NASDI acquisition, as well as additional expenses of $1.5 million attributable to NASDI's operations.

        Non-operating expenses increased in 2001 as a result of interest expense on the additional $40.0 million subordinated debt issuance used to fund the NASDI acquisition, partially offset by a decline in the variable interest rates on our senior bank debt. Our equity in earnings of joint ventures increased $1.6 million, from a loss of $0.8 million in 2000 to earnings of $0.8 million in 2001, due to Amboy's improved operations in 2001 and the absence of certain legal and permitting charges incurred by Amboy in 2000.

        Our effective tax rate was 42.7% in 2001 compared to 47.6% in 2000. In 2001, we did not have a significant foreign component in our tax provision as we had in prior years, which resulted in the improvement in the 2001 effective tax rate.

        Net income was $6.5 million in 2001 compared to $7.3 million in 2000. Net income in 2001 declined due to the impact of goodwill amortization and additional interest and financing costs resulting from the NASDI acquisition.

Market Outlook and Backlog

        Our contract backlog represents management's estimate of the revenues we will realize under the portion of the contracts remaining to be performed. Such estimates are subject to fluctuations based upon the amount of material actually dredged as well as factors affecting the time required to complete the job. In addition, because a substantial portion of our backlog relates to government contracts, our backlog can be canceled at any time without penalty; however, we can generally recover the actual committed costs and profit on work performed up to the date of cancellation. Consequently, backlog is not necessarily indicative of future results. Our backlog includes only those projects for which the customer has provided an executed contract.

Dredging Operations

        The 2003 domestic dredging bid market totaled only $425 million, compared to over $900 million in 2002 and an average over the last five previous years of approximately $650 million. Although the Corps' 2003 fiscal year budget (which runs from October 1, 2002 to September 30, 2003) was at a similar level to recent years, we attribute the decline in the 2003 bidding market to three overriding factors: (1) the Corps' 2003 fiscal year budget, along with the rest of the federal government's budgets, was not passed until February 2003. The budgets are typically passed in September or October, so this late passage may have delayed certain project bids; (2) the war in Iraq and subsequent reconstruction efforts diverted both personnel and financial resources from the Corps, who have established a division in Iraq to assist with the reconstruction; and (3) the significant bid market in 2002 included a number of large multi-year projects requiring funding from the 2003 and subsequent year budgets such that fewer 2003 bids were required to utilize the Corps' budgeted funds.

        For the year ended December 31, 2003, we were the successful bidder on projects valued at approximately $130 million, representing 31% of the domestic bid market. While lower than our historical bid market share, which averaged 42% over the preceding three years, we still won more of the 2003 work than any other individual competitor, as a result of two second-tier competitors each winning a significant project in the first part of 2003, which more greatly dispersed the results.

        As a result of the reduced 2003 bid market and our continued performance on several of the large multi-year projects in our backlog, our dredging backlog at December 31, 2003 declined to $190.2 million, which compares to $218.3 million at September 30, 2003 and $350.5 million at December 31, 2002.

        Currently, over half of our dredging backlog, or $101.1 million, remains represented by Deep Port or other capital dredging work, which will be substantially performed in 2004 with some carryover into 2005. Only three Deep Port projects were bid and awarded in 2003, with a total value of $46.7 million. These projects were won by competitors. A fourth project, another phase of the Port Jersey deepening, was bid in December and we were low bidder at $35.1 million; however the project was not awarded until February of 2004, so it was not reflected in our backlog at December 31, 2003. In relation to recent years, 2003 concluded as a slow year for Deep Port bidding due to the reasons discussed above.

        The WRDA legislation, which provides authorization for the start or continuation of various projects in the Corps' Deep Port program, is generally enacted every other year. The 2002 biannual update was not passed by Congress in 2002, nor was a subsequent WRDA bill introduced in 2003. Since the recent Deep Port work that has come out for bid and those projects expected for 2004 bidding have already been authorized under previous WRDA legislation, the lack of a 2002 or 2003 WRDA bill is not expected to impact the Deep Port market in the next two to three years. A 2004 WRDA bill is being introduced and is expected to be passed, as this type of legislation is typically passed in election years when particular projects gain support of their sponsors. Additionally, the 2004 WRDA bill includes a change to the federal cost-sharing percentages. Currently, the cost-sharing formula for the Deep Port work provides for the federal share of funds to decrease as the ports go deeper, with the state and local share increasing. The 2004 WRDA legislation revises this cost-sharing formula to increase the federal share as the ports are brought to greater depths, which should provide some incentive for certain state legislatures to push for its adoption. We continue to follow the progress of the 2004 WRDA legislation as it is important for future years' bid markets.

        Foreign capital backlog declined $24.9 million as we continued to work on the projects in Ghana and Bahrain through 2003. At December 31, 2003, our foreign backlog relates primarily to work remaining on the Bahrain project, which will be completed in 2004, and a project in Alexandria, Egypt. The Egypt project, which was awarded in the first quarter of 2003, is a sub-contract for channel deepening as part of a larger liquid natural gas plant project. The project was originally awarded at $4.8 million but has increased to $9.5 million and will also be completed in 2004. We continue to target a number of attractive foreign opportunities, particularly in the Middle East.

        The 2003 beach nourishment bid market totaled $96.0 million, which is in line with the beach bid market over the last five years of $110 million. We won $67 million, or 70%, of this work, increasing beach backlog to $40.4 million at the end of 2003. We continue to follow a number of additional beach nourishment projects with combined values in excess of $150 million that are expected to be bid over the next 12 months. This includes a number of projects in Florida, Delaware, South Carolina and Louisiana that are likely to be let for bid throughout the next year, based on schedules provided by project owners.

        At December 31, 2003, we were the low bidder on additional domestic work valued at $60.0 million. This included the $35.1 million Port Jersey channel deepening project which was bid in the fourth quarter of 2003 and awarded to us in the first quarter of 2004, and other option work awaiting award relating to projects currently in our backlog. The revenue value of low bids and options pending award is reflected in our backlog upon execution of signed agreements for the work.

Demolition Operations

        Our demolition backlog at December 31, 2003 totaled $10.6 million, which level was fairly consistent throughout the year, and compares with $15.2 million at December 31, 2002. While NASDI continues to encounter additional competition given the slow-down in the economy, the demolition bidding activity has increased in recent months and we anticipate that a few larger projects will be awarded in the next three to six months, which should provide opportunities for improved margins in this segment.

Changes in Financial Condition

        As discussed in the notes to the financial statements, we accounted for the recent acquisition by Madison Dearborn as a purchase, in accordance with SFAS No. 141, "Business Combinations." This resulted in a new basis of accounting, effective December 31, 2003, at which point we reflected our assets and liabilities at fair value. The excess of purchase price paid over the net assets acquired was allocated primarily to property and equipment and other intangible assets, and deferred taxes related thereto, with the remaining excess recorded as goodwill.

Liquidity and Capital Resources

Historical

        Prior to the Transactions, our primary sources of liquidity were cash flows from operations and borrowings under our revolving line of credit provided by the Credit Agreement (see Note 11, "Long-term Debt" in the Notes to the Consolidated Financial Statements). Our primary uses of cash were to fund working capital, capital expenditures and debt service.

        Our Predecessor Basis net cash flows provided by operating activities for the years ended December 31, 2003, 2002 and 2001 totaled $23.0 million, $28.4 million and $20.1 million, respectively. The fluctuation in the operating operating cash flows is primarily due to the normal fluctuations in working capital requirements inherent in our business. We continue to require working capital due to longer payment terms on our Bahrain foreign project, as well as certain large Corps' projects, which become billable only as sections of the projects are taken down to final grade. For example, in the case of the New York Deep Port project, it was most efficient for us to drill and blast the project sections first, but we cannot bill for this work until the dredge subsequently removals all the blasted material, bringing the section to depth. Thus, we tend to build working capital as we perform on projects of this nature, which comprised a substantial portion of our 2003 revenues.

        Our Predecessor Basis net cash flows used in investing activities for the years ended December 31, 2003, 2002 and 2001 were $31.7 million, $17.2 million and $42.9 million, respectively. The use of cash relates primarily to equipment acquisitions, offset by proceeds on the sale of equipment, which in 2003 included approximately $5.2 million related to the sale of two tugboats. In 2003, we spent approximately $20.0 more on capital expenditures than in a typical year. This included $15.0 million used to purchase two dredging vessels and certain ancillary equipment that were previously under an operating lease, as well as $3.6 million spent on construction of a barge, which was expedited to obtain favorable like-kind exchange tax treatment in connection with the sale of the tugboats. In 2003, we also utilized $1.0 million to purchase 50% of a real estate interest related to our Amboy joint venture and received $1.2 million related to the sale of our investment in Riovia S.A., a joint venture formed to perform a dredging project in Argentina. In 2002, we used $4.5 million to purchase the minority partner's interests in NATCO and North American, as discussed previously under "—Overview." In 2001, we used $30.5 million to purchase the capital stock of NASDI.

        Our Predecessor Basis net cash flows from financing activities totaled $14.8 million for the year ended December 31, 2003. In December, we borrowed $23.4 million under the Equipment Term Loan, which was used to refinance borrowings incurred under our former revolving credit facility, including $15.0 million in borrowings that were used to purchase certain dredging equipment which had previously been under operating lease, as mentioned above. Our net cash flows from financing activities for the years ended December 31, 2002 and 2001 were a use of $12.3 million and a source of $24.2 million, respectively. The uses of cash in 2002 and 2001 related to the scheduled payments of our term senior debt, offset by net borrowings on our revolver. However, in 2001, we also received net proceeds of $39.7 million from our senior subordinated notes issued to fund the NASDI acquisition, which were offset by related financing fees.

        For the year ended December 31, 2003, our Successor Basis net cash flows used in operations totaled $6.5 million for the payment of accrued interest in connection with the sale in December 2003. Successor Basis net cash flows used in investing activities were $149.1 million, reflecting the consideration paid to our former equity holders and related expenses in connection with the sale. Successor Basis net cash flows from financing activities totaled $150.8 million which represented payments to extinguish our former debt, offset by proceeds from the issuance of new equity and new senior subordinated notes and bank debt also in connection with the sale.

After the Transactions

        As a result of the Transactions, we will incur significant debt service payments, including interest, in future years. In 2004, total annual interest payments related to our new senior credit facility and the exchange notes will be in excess of $18.0 million. The new revolving credit facility expires in 2008. The new term loan requires no amortization and matures in 2010.

        The new senior credit facility contains various restrictive covenants. It prohibits us from prepaying other indebtedness, including the exchange notes, and it requires us to satisfy financial condition tests and to maintain specified financial ratios, such as a maximum total leverage ratio, maximum senior leverage ratio, minimum interest coverage ratio and maximum capital expenditures. In addition, the new senior credit facility prohibits us from declaring or paying any dividends and prohibits us from making any payments with respect to the exchange notes if we fail to perform our obligations under, or fail to meet the conditions of, the new senior credit facility or if payment creates a default under the new senior credit facility. Our bonding agreement likewise contains restrictive covenants and financial condition tests.

        The indenture governing the notes, among other things: (1) restricts our ability and the ability of our subsidiaries to incur additional indebtedness, issue shares of preferred stock, incur liens, pay dividends or make certain other restricted payments and enter into certain transactions with affiliates; (2) prohibits certain restrictions on the ability of certain of our subsidiaries to pay dividends or make certain payments to us; and (3) places restrictions on our ability and the ability of our subsidiaries to merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets. The indenture related to the notes and the senior credit facility also contain various covenants that limit our discretion in the operation of our businesses. For more information, see "Description of Other Indebtedness and Financing Arrangements—New Senior Credit Facility," "Description of Other Indebtedness and Financing Arrangements—Bonding Agreement," "Description of the Notes" and "Risk Factors—Risks Relating to the Exchange Notes—Restrictions in our financing arrangements may limit our ability to make payments on the exchange notes or operate our business."

        On December 17, 2003, we funded the Equipment Term Loan, which provides for a ten-year term loan in the aggregate amount of $23.4 million. We used these borrowings to refinance borrowings incurred under our revolving credit facility, including $15.0 million in borrowings that we used to purchase two dredging vessels and certain ancillary equipment that were previously under an operating lease.

        We have entered into operating lease agreements for certain dredging assets and office space, which require annual operating lease payments of approximately $13 million to $16 million in each of the next four years. See Note 14, "Lease Commitments" in the Notes to the Consolidated Financial Statements. Additionally, we expect to incur annual maintenance expenses of approximately $26 million to $28 million. Amounts expended for operating leases and maintenance expenses are charged to operations on an annual basis. Planned capital expenditures, which primarily include support equipment and equipment upgrades, are expected to require spending of approximately $14 million to $18 million annually for the foreseeable future.

        In February 2004, we entered into an interest rate swap arrangement to swap a notional amount of $50 million from a fixed rate of 7.75% to a floating LIBOR-based rate in order to manage the interest rate paid with respect to our 7 3/4% senior subordinated debt. The fair value of the swap at inception was zero, and we do not expect to obtain hedge accounting treatment for this transaction.

        After the Transactions, our principal sources of liquidity will be cash flow generated from operations and borrowings under our new senior credit facility. Our principal uses of cash will be to meet debt service requirements, finance our capital expenditures, provide working capital and other general corporate purposes. Although we expect that cash available from operations combined with the availability under the $60.0 million revolving line of credit will be sufficient to fund our operations, debt service and capital expenditures for at least the next 12 months, our debt service obligations could have important consequences for you as a holder of the notes.

        Our ability to make payments on and to refinance our debt, including the exchange notes, and to fund planned capital expenditures will depend on our ability to generate sufficient cash in the future. This, to some extent, is subject to general economic, financial, competitive and other factors that are beyond our control. We believe that, based upon current levels of operations, we will be able to meet our debt service obligations when due. Significant assumptions underlie this belief, including, among other things, that we will continue to be successful in implementing our business strategy and that there will be no material adverse developments in our business, liquidity or capital requirements. If our future cash flow from operations and other capital resources are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to reduce or delay our business activities and capital expenditures, sell assets, obtain additional debt or equity capital or restructure or refinance all or a portion of our debt, including the notes, on or before maturity. We cannot assure you that we would be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all. In addition, the terms of our existing and future indebtedness, including the notes and our new senior credit facility, may limit our ability to pursue any of these alternatives. See "Risk Factors—Risks Relating to the Exchange Notes."

Contractual Obligations

        The following table summarizes our contractual cash obligations as of December 31, 2003. Additional information related to these obligations can be found in the notes to the Consolidated Financial Statements (dollars in millions):

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions)
Long term bank debt	$60.3	$—	$—	$—	$60.3
Equipment term debt	23.4	2.0	3.9	3.9	13.6
Senior subordinated notes	175.0	—	—	—	175.0
Operating lease commitments	129.0	16.0	30.5	23.5	59.0
Purchase obligations(1)	7.9	7.9	—	—	—

Total	$395.6	$25.9	$34.4	$27.4	$307.9

(1)
At December 31, 2003, we had an outstanding obligation of $7.9 million related to a contract to build two new dump barges for a total value of $8.8 million. Excluding construction of new assets, which we undertake from time to time, we typically do not have purchase obligations in excess of $1.0 million outstanding at any point in time.

Other Off-Balance Sheet and Contingent Obligations

        We have guaranteed 50% of the outstanding principal and interest of Amboy's bank loan, which totaled $0.5 million at December 31, 2003. Additionally, our outstanding letters of credit, the majority relating primarily to contract performance guarantees and one covering insurance payment liabilities, totaled $16.9 million at December 31, 2003. All outstanding letters of credit were undrawn at year-end.

        Our new senior credit agreement contains provisions that require us to maintain a minimum net worth and certain other financial ratios, limit payment of dividends and restrict certain other transactions. Additionally, annual prepayments of principal may be required to the extent that we have excess cash, as defined. Under our new senior credit facility, we have granted liens on certain of our operating equipment, which had net book values at December 31, 2003 of $77.8 million as security for borrowings.

        As previously described, we finance certain key vessels used in our operations with off-balance sheet lease arrangements with unrelated lessors, requiring annual rentals of $13 million to $16 million over the next four years. These off-balance sheet leases contain default provisions, which would be triggered by an acceleration of debt maturity under the terms of our new senior credit agreement. Additionally, the leases typically contain provisions whereby we indemnify the lessors for the tax treatment attributable to such leases based on the tax rules in place at lease inception. The tax indemnifications do not have a contractual dollar limit. Thus, it is impractical to develop an estimate of the maximum potential exposure under these lease indemnification arrangements, since it is entirely dependent on the unique tax circumstances of each lessor.

        Performance and bid bonds are customarily required for dredging and marine construction projects, as well as some demolition projects. We obtain our performance and bid bonds through a bonding agreement with a surety company. Following the Transactions, the bonding company had a security interest in operating equipment that as of December 31, 2003 had a net book value of approximately $92.3 million. The bonding agreement contains financial and operating covenants that limit our ability to incur indebtedness, create liens and take certain other actions. Bid bonds are generally obtained for a percentage of bid value and amounts outstanding typically range between $5 to $10 million. At December 31, 2003, we had outstanding performance bonds valued at approximately $392 million; however, the revenue value remaining in backlog related to these projects totaled approximately $156 million.

        Certain foreign projects performed have warranty periods, typically spanning no more than three to five years beyond project completion, whereby we retain responsibility to maintain the project site to certain specifications during the warranty period. Generally, any potential liability is mitigated by insurance, shared responsibilities with consortium partners, and/or recourse to owner-provided specifications.

        We consider it unlikely that we would have to perform under any of these aforementioned contingent obligations and performance has never been required in any of these circumstances in the past.

Critical Accounting Policies and Estimates

        Our significant accounting policies are discussed in the notes to the financial statements included elsewhere in this prospectus. The application of certain of these policies requires significant judgments or estimation processes that can affect the results of our operations, financial position and cash flows, as well as the related footnote disclosures. We base our estimates on historical experience and other assumptions that we believe are reasonable. If actual amounts are ultimately different from previous estimates, the revisions are included in our results of operations for the period in which the actual amounts become known. The following accounting policies comprise those that we believe are the most critical to aid in fully understanding and evaluating our reported financial results.

        Percentage-of-completion method of revenue recognition.    Our revenues are recognized under the percentage-of-completion method, which by its nature, is based on an estimation process. For dredging projects, we use engineering estimates of the physical percentage of completion. For demolition projects, we use estimates of the remaining costs to complete to determine percentage of completion. In preparing our estimates, we draw on our extensive experience in the dredging and demolition business and our database of historical information to assure that our estimates are as accurate as possible, given current circumstances. Provisions for estimated losses on contracts in progress are made in the period in which such losses are determined. Claims for additional compensation are not recognized in revenues until such claims are settled. It is reasonably possible that cost and profit estimates may be revised in the near-term to reflect changes in project performance.

        Impairment of goodwill.    Goodwill is assessed for impairment annually or more frequently if impairment indicators are identified. The assessment requires various assumptions regarding estimated future cash flows to determine the fair value of the reporting units to which the goodwill relates. If these estimates or their related assumptions change the fair value of the reporting units in the future, the Company may be required to record an impairment to goodwill.

        Impairment of long-lived assets.    In assessing the recoverability of the Company's long-lived assets, primarily operating equipment and intangible assets other than goodwill, the Company makes assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. As it relates to its operating equipment, the Company may estimate cash flows and make assumptions regarding useful lives based on internal historical operating data. If these estimates or their related assumptions change the fair value of these assets in the future, the Company may be required to record impairment charges.

        Self-insurance accruals.    We self-insure estimated costs associated with workers' compensation claims, hull and equipment liability and general business liabilities, up to certain limits. Insurance reserves are established for estimates of the loss that we will ultimately incur on reported claims, as well as estimates of claims that have been incurred but not yet reported. In determining our estimates, we incorporate historical loss experience and judgments about the present and expected levels of cost per claim. Trends in actual experience are a significant factor in determination of such reserves.

Effect of Recently Issued Accounting Standards

        In May 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," which requires certain financial instruments that were previously presented on the consolidated balance sheets as equity to be presented as liabilities. Such instruments include mandatorily redeemable financial instruments and certain options and warrants. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective for us beginning the quarter ended June 30, 2003. Adoption of this standard had no impact on our financial position, results of operations or cash flows.

        In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of the Indebtedness of Others." The interpretation expands the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees and requires the guarantor to recognize a liability for the fair value of an obligation assumed under guarantee, with certain exceptions. The disclosure requirements of FIN No. 45 are effective for us as of December 31, 2002 and the recognition requirements are to be applied prospectively for guarantees issued or modified after December 31, 2002. Adoption of this standard had no material impact on our financial position, results of operations or cash flows.

        In December 2003, the FASB issued a revised FIN No. 46, "Consolidation of Variable Interest Entities, and interpretation of Accounting Research Bulletin No. 51," ("FIN No. 46R"). FIN No. 46R requires the consolidation of entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity (variable interest entities, or VIEs). Currently entities are generally consolidated by an enterprise when it has a controlling financial interest through ownership of a majority voting interest in the entity. FIN No. 46R is applicable for financial statements of public entities that have interests in VIEs or potential VIEs referred to as special-purpose entities for periods ending after December 15, 2003. Application by public entities for all other types of entities is required in financial statements for periods ending after March 15, 2004. Adoption of this standard is not expected to have a material impact on our financial position, results of operations or cash flows.

Quantitative and Qualitative Disclosures about Market Risk

        A portion of our current dredging operations are conducted outside of the United States. For the year ended December 31, 2003, 17% of dredging revenues were attributable to overseas operations. It is our policy to hedge foreign currency exchange risk on contracts denominated in currencies other than the U.S. dollar, if available. Forward currency exchange contracts, typically with durations of less than one year, are used to minimize the impact of foreign currency fluctuations on operations. We do not purchase forward exchange contracts for trading purposes and had no foreign currency forward contracts outstanding at December 31, 2003.

        Our obligations under our new senior credit agreement and Equipment Term Loan will expose earnings to changes in short-term interest rates since interest rates on such debt are variable. As of December 31, 2003, our total debt was $258.7 million, of which $83.7 million was variable rate debt and $175.0 million of which was fixed rate debt. Our total annual interest expense for the year ended December 31, 2003 was approximately $20.7 million. A 10% increase in variable interest rates would have increased our total annual interest expense by $0.1 million. Assuming a 10% decrease in the fixed interest rates on the subordinated notes from the rates at December 31, 2003, the fair value of this fixed rate debt would have increased by $9.5 million.

        A significant operating cost for us is diesel fuel. During both 2003 and 2002, fuel expenditures represented 6.7%, of costs of contract revenues. We use fuel commodity forward contracts, typically with durations of less than two years, to reduce the impacts of changing fuel prices on operations. We do not purchase fuel hedges for trading purposes. Based on our 2004 projected fuel consumption, a one cent change in the average price per gallon of fuel would impact our net income by approximately $0.1 million, after the effect of fuel commodity contracts in place as of December 31, 2003. If the fuel forward rates underlying the outstanding fuel contracts increased by 10%, the fair value of these contracts would increase by $0.4 million. At December 31, 2003 and 2002, we had outstanding arrangements to hedge the price of a portion of our fuel purchases related to work in backlog, representing approximately 31% and 46% of our projected fuel requirements for 2004 and 2003, respectively.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth certain information with respect to Great Lakes Dredge & Dock Corporation's directors and executive officers as of December 31, 2003:

Name	Age	Position
Douglas B. Mackie	51	President, Chief Executive Officer and Director
Richard M. Lowry	48	Executive Vice President and Chief Operating Officer
Deborah A. Wensel	42	Senior Vice President and Chief Financial Officer
William F. Pagendarm	53	Vice President-Division Manager
Steven F. O'Hara	48	Vice President-Division Manager
Bradley T. J. Hansen	51	Vice President-Division Manager
J. Christopher Gillespie	42	Vice President-International Operations
Kyle D. Johnson	42	Vice President-Special Projects & Production Engineering
David E. Simonelli	47	Vice President-Manager of Technical Operations
John F. Karas	42	Vice President-Chief Estimator
Steven W. Becker	42	Plant Equipment Manager and Chief Mechanical Engineer
Leslie A. Braun	36	Financial Reporting Manager and Secretary
Donald J. Luce	41	Controller and Assistant Secretary
Samuel M. Mencoff	47	Non-executive Director
Thomas S. Souleles	35	Non-executive Director
Douglas C. Grissom	37	Non-executive Director

Douglas B. Mackie, President and Chief Executive Officer

        Mr. Mackie has been President, Chief Executive Officer and a director of the Company since 1995. He joined the Company in 1978 as Corporate Counsel. In 1987 he was named Senior Vice President. Mr. Mackie earned a MBA from the University of Chicago and a JD from Northern Illinois University. He is a former President of the Dredging Contractors of America.

Richard M. Lowry, Executive Vice President and Chief Operating Officer

        Mr. Lowry has been the Executive Vice President and Chief Operating Officer of the Company since 1995. He joined the Company in 1978 as a Project Engineer and has since held positions of increasing responsibility in the engineering and operations areas of the Company. In 1990 he was named Senior Vice President and Chief Engineer. He is a member of the Society of American Military Engineers. Mr. Lowry received a Bachelors Degree (Honors) in Civil Engineering from Brighton Polytechnic in England.

Deborah A. Wensel, Senior Vice President and Chief Financial Officer

        Ms. Wensel has been the Chief Financial Officer and Treasurer of the Company since April 1999 and was named Senior Vice President in 2002. Ms. Wensel joined the Company in 1987 as Accounting and Financial Reporting Supervisor. In 1989, she was named Controller and Chief Accounting Officer. She is the current Treasurer of the Dredging Contractors of America. Ms. Wensel is a Certified Public Accountant and also has a MBA from the University of Chicago.

William F. Pagendarm, Vice President & Division Manager—Hopper

        Mr. Pagendarm has been a Vice President and Division Manager of the Company since 1985. He joined the Company in 1979 as Project Superintendent. Mr. Pagendarm is a former President and Chairman of the Western Dredging Association. He is also a former President of the World Dredging

Association. Mr. Pagendarm holds a Bachelors degree in Civil Engineering from University of Notre Dame and a MBA from the University of Chicago.

Steven F. O'Hara, Vice President & Division Manager—Clamshell

        Mr. O'Hara has been a Vice President and Division Manager of the Company since 1988. He joined the Company in 1978 as Cost Accountant. He is a member of the Society of American Military Engineers. Mr. O'Hara received a BS from the University of Illinois.

Bradley T. J. Hansen, Vice President & Division Manager—Hydraulic

        Mr. Hansen has been a Vice President and Division Manager of the Company since 1994. He joined the Company in 1977 as an Area Engineer. He was named Vice President & General Superintendent of the Company in 1991. Mr. Hansen earned a BS in Civil Engineering from Louisiana State University. He is a member of the American Society of Civil Engineers.

J. Christopher Gillespie, Vice President—Special Projects Manager

        Mr. Gillespie was named Vice President and Special Projects Manager in 1997. He joined the Company in 1987 as a Project Engineer and previously served as a Commissioned Officer in the U.S. Army Corps of Engineers. Mr. Gillespie earned a BS in Civil Engineering from the U.S. Military Academy at West Point and a graduate degree in Environmental Engineering from the University of Tulane. He is a member of the Society of American Military Engineers.

Kyle D. Johnson, Vice President—Production Engineering/Special Projects

        Mr. Johnson has been Vice President and Production Engineering/Special Projects Manager since 1997. Prior to joining the Company in 1983, he was a Project Manager with Healy Tibbits Builders. Mr. Johnson earned a BSE in Ocean Engineering from Purdue University and a graduate degree in Construction Engineering & Management from Stanford University. He is a member of the American Society of Civil Engineers.

David E. Simonelli, Vice President—Special Projects Manager

        Mr. Simonelli was named Vice President and Special Projects Manager in 1996. He joined the Company in 1984 as a Project Manager. Mr. Simonelli earned a BS in Civil and Environmental Engineering from University of Rhode Island. He is a member of the Hydrographic Society and the American Society of Civil Engineers.

John F. Karas, Vice President—Chief Estimator

        Mr. Karas has been Vice President and Chief Estimator since 1992. He joined the Company in 1983 as Project Engineer in the Hopper Division. Mr. Karas earned a Bachelors degree in Finance from University of Notre Dame. He is a member of the Western Dredging Association.

Steven W. Becker, Plant Equipment Manager and Chief Mechanical Engineer

        Mr. Becker has managed the Equipment Maintenance and Mechanical Engineering Departments since 1995. He joined the Company in 1984 as a Field Engineer and holds a Bachelors Degree in Mechanical Engineering from the University of Illinois.

Leslie A. Braun, Financial Reporting Manager and Secretary

        Ms. Braun joined the Company in 1999 as Financial Reporting Manager and was appointed Secretary in 2000. Ms. Braun is a Certified Public Accountant and holds a BS degree in Accounting from University of Virginia and a MBA from Virginia Commonwealth University.

Donald J. Luce, Controller and Assistant Secretary

        Mr. Luce has been Controller and Assistant Secretary with the Company since 1999. He joined the Company in 1984 as an Assistant Administrative Engineer and was named Cost Accounting Manager in 1990. Mr. Luce is a Certified Public Accountant and has a MBA from Dominican University and a Masters of Liberal Arts degree from University of Chicago.

Samuel M. Mencoff, Director

        Mr. Mencoff became a director of the Company upon completion of the acquisition by MDP in December 2003. Mr. Mencoff has been employed principally by Madison Dearborn since 1993 and currently serves as Co-President. From 1987 until 1993, Mr. Mencoff served as Vice President of First Chicago Venture Capital. Mr. Mencoff is a member of the board of directors of Bay State Paper Holding Company, Packaging Corporation of America, Jefferson Smurfit Group Limited and Buckeye Technologies, Inc.

Thomas S. Souleles, Director

        Mr. Souleles became a director of the Company upon completion of the acquisition by MDP in December 2003. Mr. Souleles has been employed principally by Madison Dearborn since 1995 and currently serves as a Managing Director. Mr. Souleles is a member of the board of directors of Bay State Paper Holding Company, Packaging Corporation of America and Jefferson Smurfit Group Limited.

Douglas C. Grissom, Director

        Mr. Grissom became a director of the Company upon completion of the acquisition by MDP in December 2003. Mr. Grissom has been employed principally by Madison Dearborn since 1999 and currently serves as a Director. Prior to 1999, Mr. Grissom was employed by Bain Capital, Inc. Mr. Grissom is a member of the board of directors of @stake, Inc. and Cbeyond Communications, LLC.

        All of our stock is owned by GLDD Acquisitions Corp. The board of directors of Great Lakes is the same as the board of directors of GLDD Acquisitions Corp. Pursuant to a management equity agreement, entered into among members of Great Lakes' senior management who acquired securities of GLDD Acquisitions Corp. in connection with the sale of the Company (the "management investors") and Madison Dearborn and certain of its affiliates and co-investors (the "MDP investors"), the management investors and the MDP investors have agreed to vote any voting securities of GLDD Acquisitions Corp. over which they have voting control to elect and continue in office, boards of directors of GLDD Acquisitions Corp. consisting of five members composed of up to four persons designated by the MDP investors and Douglas B. Mackie, as long as he serves as GLDD Acquisitions Corp.'s chief executive officer. There are no family relationships between any of our executive officers or directors.

        Great Lakes Dredge & Dock Corporation's board of directors has the power to appoint officers. Each officer will hold office for the term determined by Great Lakes Dredge & Dock Corporation's board of directors and until such person's successor is chosen and qualified or until such person's death, resignation or removal.

Audit Committee

        Great Lakes is not required to have a separately-designated standing Audit Committee composed of independent directors, as its securities are not listed on a national securities exchange. During the year ended December 31, 2003, Great Lakes did not have a formal Audit Committee. Our board of directors, in its entirety, fulfilled this role. On February 17, 2004, we established a separately-designated standing Audit Committee, with Messrs. Mencoff, Souleles and Grissom serving as committee members. The board of directors has determined that each of Messrs. Mencoff, Souleles and Grissom is an audit committee financial expert, as such term is defined in the Securities Exchange Act of 1934, as amended. Each of Messrs. Mencoff, Souleles and Grissom is employed by Madison Dearborn, the Company's controlling stockholder, and is therefore not independent.

Compensation Committee

        During the year ended December 31, 2003, our board of directors did not have a compensation committee. All three members of our board of directors (in place prior to the sale) participated in the deliberations concerning compensation of the Company's executive officers. During the year ended December 31, 2003, no executive officer of the Company served as a member of the compensation committee or board of directors of another entity in which one of the executive officers of such entity served as a member of our board of directors. We established a compensation committee on February 17, 2004, consisting of Messrs. Mencoff, Souleles and Grissom. The principal function of the compensation committee shall be to review and recommend to the Board, policies, practices and procedures relating to the compensation of managerial employees and the establishment and administration of employee benefit plans.

Compensation of Executive Officers

Summary Compensation Table

        The following table summarizes compensation awarded or paid by us during 2001, 2002 and 2003 to our five most highly compensated executive officers.

		Annual Compensation
Name and Principal Position						All Other Compensation(2)
	Year	Salary		Bonus(1)
Douglas B. Mackie President and Chief Executive Officer	2003 2002 2001	$ $	378,000 366,000 350,000	$ $	357,233 416,325 321,700	$ $	154,335 646,552 143,423	(3)
Richard M. Lowry Executive Vice President and Chief Operating Officer	2003 2002 2001	$ $	331,000 320,000 306,000	$ $	312,820 364,000 281,300	$ $	130,469 556,182 120,092	(3)
Deborah A. Wensel Senior Vice President, Chief Financial Officer and Treasurer	2003 2002 2001	$ $	192,000 172,000 164,000	$ $	116,649 125,775 118,500	$ $	431,549 170,994 71,464	(4) (3)
William F. Pagendarm Vice President and Division Manager	2003 2002 2001	$ $	166,000 161,000 157,000	$ $	50,000 60,000 40,000	$ $	39,075 103,027 36,867	(3)
Bradley T.J. Hansen Vice President and Division Manager	2003 2002 2001	$ $	160,000 155,000 150,000	$ $	50,000 60,000 50,000	$ $	37,599 103,060 36,228	(3)

(1)
Attributable to the reported year, but paid in the subsequent year.

(2)
Includes employer matching contributions and profit sharing contributions under our 401(k) plan and payment of lost 401(k) benefit due to IRS limitations.

(3)
Includes discretionary bonus related to successful resolution of the Chicago flood insurance litigation, which was conclusively settled in 2002, in the following amounts: Mr. Mackie, $495,000; Mr. Lowry, $429,000; Ms. Wensel, $99,000; Mr. Pagendarm, $66,000; and Mr. Hansen, $66,000.

(4)
Includes a bonus of $374,926 paid pursuant to the terms of the bonus compensation plan adopted with respect to the sale of the Company in 2003.

Executive Employment Agreements

        We have entered into an employment agreement, dated as of January 1, 1992, with Douglas B. Mackie. The employment agreement provides for an initial term of three years with automatic renewal for successive one-year terms, unless sooner terminated by either party giving 90 days written notice prior to the end of the then current term. In addition, either party may terminate the employment agreement at any time, with or without cause, by giving the other party 30 days prior written notice.

        Mr. Mackie's 2003 base salary under his employment agreement was $378,000, which is subject to annual increase as determined by the board of directors, and benefits as provided from time to time by the Company to its senior executives. In the event Mr. Mackie resigns for good reason (defined to include, among other things, a material breach of the employment agreement by the Company) or the employment agreement is otherwise terminated by the Company for any reason other than cause, death or permanent disability, Mr. Mackie will be entitled to receive severance compensation in the amount equal to the sum of (a) Mr. Mackie's current annual base salary and (b) a bonus calculated by multiplying current base salary by the average percentage of Mr. Mackie's base salary represented by the bonuses Mr. Mackie received during the term of the employment agreement.

        During the term of the employment agreement and for one year thereafter, Mr. Mackie is prohibited from directly or indirectly carrying on, engaging or having a financial interest in any business which is in material competition with the business of the Company.

        We have also entered into an employment agreement with Richard M. Lowry that contains terms substantially similar to Mr. Mackie's employment agreement, other than the amount of base salary and the office held. Mr. Lowry's 2003 base salary under his employment agreement was $331,000.

Compensation of Directors

        To the extent any future directors are neither employees of the Company nor our equity investors, such directors may receive fees.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Following the Transactions

        In connection with the Transactions, we entered into a management equity agreement, a subscription agreement and a registration rights agreement, as further described below.

Management Equity Agreement

        In connection with the Transactions, the management investors entered into a management equity agreement pursuant to which they acquired certain shares of GLDD Acquisitions Corp.'s common stock and Series B preferred stock, which we collectively refer to as the "GLDD shares."

        Vesting of incentive shares.    Shares of common stock owned by the management investors and all other securities received on account of the ownership of such shares, which we refer to as the "incentive shares," are subject to vesting as follows: 20% in December 2004; 20% in December 2005; 20% in December 2006; 20% in December 2007; and 20% in December 2008. Subject to certain conditions, vesting on the incentive shares is subject to acceleration in the event of a sale of GLDD Acquisitions Corp.

        Repurchase option.    In the event that any management investor ceases to be employed by GLDD Acquisitions Corp., GLDD Acquisitions Corp. may repurchase the incentive shares (whether held by the management investor or one more of his or her transferees). If for any reason GLDD Acquisitions Corp. does not elect to purchase all of such incentive shares the "MDP investors" will be entitled to do so.

        Participation rights.    Pursuant to the management equity agreement, the management investors are granted certain "tag-along" rights, which entitle them to participate in certain sales by any MDP investors of their GLDD shares.

        Transfer restrictions; Rights of first refusal.    Subject to certain exceptions, transfers by management require the prior consent of GLDD Acquisitions Corp.'s board of directors. GLDD Acquisitions Corp. is granted certain rights of first refusal in connection with certain sales of GLDD shares by any of the management investors or their permitted assigns.

        Preemptive rights.    If GLDD Acquisitions Corp. proposes to issue any additional shares of its common stock or any securities containing options or rights to acquire any shares of common stock or any securities convertible or exchangeable into shares of common stock to the MDP investors, GLDD Acquisitions Corp. will offer to each of the management investors a portion of the number or amount of such securities proposed to be sold in any such transaction.

        Sale of GLDD Acquisitions Corp.    Subject to certain exceptions, if GLDD Acquisitions Corp.'s board of directors and the MDP investors approve a sale of GLDD Acquisitions Corp., which we refer to as an "approved sale," each of the management investors will vote for and consent to the approved sale and will take all necessary or desirable actions in connection with the consummation of the approved sale as required by the board of directors, in each case subject to certain conditions.

        Voting.    The MDP investors and the management investors will vote any voting securities of GLDD Acquisitions Corp. over which they have voting control and will take all other necessary or desirable actions within their control to elect and continue in office, boards of directors of GLDD Acquisitions Corp. consisting of five members composed of up to four persons designated by the MDP investors and Douglas Mackie, as long as he serves as GLDD Acquisitions Corp.'s chief executive officer. The management investors also agree to certain other voting arrangements in favor of actions taken by the MDP investors.

        Non-competition.    The management equity agreement also prohibits each of the management investors from directly or indirectly competing in lines of business similar to the business of GLDD Acquisitions Corp. anywhere in the world for a period of one year after termination of such management investor's employment with GLDD Acquisitions Corp. or its subsidiaries.

Subscription Agreement

        Under the subscription agreement that was entered into in connection with the Transactions, the MDP investors acquired shares of GLDD Acquisitions Corp.'s common stock and Series A preferred stock for an aggregate purchase price of $97.0 million (less the amount of the equity purchased by the management investors).

        Restrictions on Transfer.    Subject to certain exceptions, the subscription agreement prohibits any party from transferring any of its shares without the prior written consent of Madison Dearborn.

        Sale of GLDD Acquisitions Corp.    If GLDD Acquisitions Corp.'s board of directors and Madison Dearborn approve an approved sale, each party will consent to and vote for the approved sale and will take all necessary or desirable actions in connection with the consummation of the approved sale as required by the board of directors, in each case subject to certain conditions.

        Covenants.    Under the terms of the subscription agreement, unless otherwise agreed to by the holders of a majority of the common stock of GLDD Acquisitions Corp., GLDD Acquisitions Corp. will be required to comply with certain covenants including, but not limited to, providing various financial statements and other information to the parties, and will be subject to certain restrictions including, but not limited to, the payment of dividends, the incurrence of debt and certain fundamental corporate transactions.

        Voting.    The parties agree to vote any voting securities of GLDD Acquisitions Corp. over which they have voting control in the manner in which Madison Dearborn directs in connection with approval of any amendment to GLDD Acquisitions Corp.'s certificate of incorporation or bylaws; any merger, combination or consolidation of GLDD Acquisitions Corp.; the sale, lease or exchange of all or substantially all of GLDD Acquisitions Corp.'s assets; or the reorganization, recapitalization, liquidation or winding-up of any of GLDD Acquisitions Corp. or its subsidiaries.

Registration Rights Agreement

        In connection with the Transactions, the management investors and the MDCP investors entered into a registration rights agreement with GLDD Acquisitions Corp.

        Demand Registrations.    Under the registration rights agreement, the holders of at least a majority of the registrable securities held by the MDCP investors have the right at any time, subject to certain conditions, to require GLDD Acquisitions Corp. to register any or all of its securities under the Securities Act on Form S-1, Form S-2 or Form S-3 at GLDD Acquisitions Corp.'s expense. We refer to each of these types of registrations as "demand registrations."

        GLDD Acquisitions Corp. is not required, however, to effect any registration within 180 days after the effective date of a previous demand registration or a previous registration in which the holders of registrable securities were given piggyback rights pursuant to the registration rights agreement and in which there was no reduction in the number of registrable securities requested to be included. In addition, GLDD Acquisitions Corp. may postpone for up to 180 days the filing or the effectives of a registration statement for a demand registration if GLDD Acquisitions Corp.'s board of directors determines that the demand registration would reasonably be expected to have a material adverse effect on any proposal or plan by GLDD Acquisitions Corp. or any of its subsidiaries to engage in any acquisition of assets or any material merger, tender offer, reorganization or similar transaction.

        Piggyback Registrations.    All holders of registrable securities are entitled to request the inclusion of their securities in any registration statement at GLDD Acquisitions Corp.'s expense whenever GLDD Acquisitions Corp. proposes to register any offering of its equity securities (other than pursuant to a demand registration). The registration form to be used may be used for the registration of such registrable securities.

Transaction Fees

        Madison Dearborn received a fee of $3.57 million at the closing of the Transactions. Madison Dearborn may be paid additional fees from time to time in the future for providing management, consulting or advisory services and will be reimbursed for all future expenses incurred in connection with its investment in GLDD Acquisitions Corp.

Prior to the Transactions

        In July 1999, we issued 120 shares of preferred stock and 24,000 shares of common stock to Deborah Wensel, our Chief Financial Officer, for $0.1 million. At December 31, 2002, less than $0.1 million remains receivable from Ms. Wensel for these shares.

        In November 2001, we issued 182 shares of preferred stock and 18,182 shares of common stock to Treetops, LLC, an entity controlled by David Wagstaff III, who was then one of our directors, for $0.2 million. At such time, Treetops, LLC owned approximately 50% of the voting interests in Vectura Holding Company LLC, our controlling stockholder prior to the Transactions.

        During 2001, Court Square Capital Limited, an affiliate of 399 Venture Partners, Inc., provided advisory services to us. At the time, 399 Venture Partner, Inc. owned approximately 50% of the voting interests in Vectura Holding Company. Pursuant to the terms of the advisory agreement, Court Square was paid approximately $0.1 million upon the issuance of $40.0 million of our existing senior subordinated notes in April 2001. Additionally, an investment fund administered by an affiliate of 399 Venture Partners, Inc. acquired an aggregate principal amount of $5.0 million of those notes.

PRINCIPAL STOCKHOLDERS

        Great Lakes Dredge & Dock Corporation is a wholly-owned subsidiary of GLDD Acquisitions Corp. GLDD Acquisitions Corp. was capitalized in connection with the transactions with $97.0 million of equity capital in the form of common and preferred stock. The total amount of authorized capital stock of GLDD Acquisitions Corp. consists of 1,500,000 shares of common stock, 90,000 shares of Series A Preferred Stock and 10,000 shares of Series B Preferred Stock. As of December 31, 2003, GLDD Acquisitions Corp. had the following number of shares outstanding: 1,000,000 shares of common stock, 84,625 shares of Series A Preferred Stock and 2,375 shares of Series B Preferred Stock. As compared to the common stock, the shares of Series A Preferred Stock and Series B Preferred Stock have a preference on distributions, entitling them to the payment of any accrued preferred yield (which accrues daily at a rate of 8% per year) plus all accumulated and unpaid dividends thereon, and the return of the original capital contribution made for the shares of Series A Preferred Stock and Series B Preferred Stock before distributions, other than tax distributions, may be made with regard to the common stock. The common stock is the only class of equity capital entitled to vote on matters submitted to a vote of the members.

        The following table sets forth certain information with respect to the beneficial ownership of GLDD Acquisitions Corp.'s common stock as of December 31, 2003, by (1) each person whom we know to own beneficially more than five percent of the outstanding shares of GLDD Acquisitions Corp.'s common stock; (2) each of GLDD Acquisitions Corp.'s directors and named executive officers; and (3) all of GLDD Acquisitions Corp.'s directors and executive officers as a group. Unless otherwise stated, each of the persons in the table has sole voting and investment power with respect to the securities beneficially owned. We have calculated beneficial ownership in accordance with the applicable rules and regulations under the Securities Exchange Act of 1934, as amended, or the "Exchange Act."

	Beneficially Owned
	Number of Shares of Common Stock	Percentage of Common Stock
Madison Dearborn(1)(2)	847,262	84.7%
Douglas B. Mackie(3)(4)	31,900	3.2%
Richard M. Lowry(3)	31,900	3.2%
Deborah A. Wensel(3)	17,000	1.7%
William F. Pagendarm(3)	6,000	0.6%
Bradley T.J. Hansen(3)	6,000	0.6%
Samuel M. Mencoff(1)(5)	—	—
Thomas S. Souleles(1)(5)	—	—
Douglas C. Grissom(1)(5)	—	—
All directors and executive officers as a group (16 persons)	124,400	12.4%

**
Less than one percent.

(1)
The address for each of Madison Dearborn and Messrs. Mencoff, Souleles and Grissom is c/o Madison Dearborn Capital Partners, 70 West Madison Street, Suite 3800, Chicago, Illinois 60602.

(2)
Includes: 843,045 shares beneficially owned by Madison Dearborn Capital Partners IV, L.P. and 4,217 shares beneficially owned by Madison Dearborn Capital Partners Special Co-Invest I.

(3)
The address for each of Messrs. Mackie, Lowry, Pagendarm and Hansen and Ms. Wensel is c/o Great Lakes Dredge & Dock Corporation, 2122 York Road, Oak Brook, Illinois 60523.

(4)
Includes certain shares held by family trusts established for the benefit of the children of Mr. Mackie.

(5)
Each of Messrs. Mencoff, Souleles and Grissom disclaims beneficial ownership of the shares held of record by Madison Dearborn, except to the extent of any pecuniary interest therein.

DESCRIPTION OF OTHER INDEBTEDNESS AND FINANCING ARRANGEMENTS

New Senior Credit Facility

        In connection with the Transactions, we entered into a new senior credit facility with Bank of America, N.A., as administrative agent, Lehman Brothers Inc. and Credit Suisse First Boston, acting through its Cayman Islands Branch, as joint advisors, joint lead arrangers and joint book-running managers, and a syndicate of banks, financial institutions and other institutional lenders. Set forth below is a summary of the material terms of the new senior credit facility. In connection with the syndication of the new senior credit facility, however, the pricing and structure of the new senior credit facility may be changed by the administrative agent, in consultation with us, subject to certain limitations.

        The new senior credit facility provides for aggregate borrowings by us of up to $120.3 million. The new senior credit facility provides for:

    •
    a five-year revolving credit facility of up to $60.0 million in revolving credit loans and letters of credit, and

    •
    a seven-year term loan B facility in an aggregate principal amount equal to $60.3 million.

        We used the $60.3 million of borrowings under the term loan B facility, together with the proceeds of the issuance of the outstanding notes and the other sources of funds contemplated as part of the Transactions, to finance the acquisition, refinance existing indebtedness and to pay related fees and expenses. The revolving credit facility will be used for general corporate purposes.

Collateral and Guarantees

        The loans and other obligations under the new senior credit facility are guaranteed by GLDD Acquisitions Corp. and each of our direct and indirect subsidiaries (other than our foreign subsidiary).

        Our obligations under the new senior credit facility and the guarantees are secured by:

    •
    a perfected first priority lien on certain equipment of our direct and indirect domestic subsidiaries, limited to $70.0 million of orderly liquidation value of such equipment;

    •
    a perfected second priority lien on certain other equipment of our direct and indirect domestic subsidiaries having an orderly liquidation value of $80.0 million (exclusive of all liens and security interests other than those in favor of the bonding company, and certain permitted liens);

    •
    a perfected first priority lien on our intercompany receivables and the intercompany receivables of each of our direct and indirect domestic subsidiaries shared on a pari passu basis with our bonding company; and

    •
    a perfected second priority lien on our accounts receivables and the accounts receivables of each of our direct and indirect subsidiaries that relate to bonded projects.

        In addition, the new senior credit facility requires us to grant a perfected first priority lien on certain equipment to be determined by us, limited to $10.0 million of orderly liquidation value of such equipment, in the event that we fail to maintain the maximum total leverage ratio required under the new senior credit facility.

Interest and Fees

        Our borrowings under the new senior credit facility bear interest at a rate per annum which, at our option, can be either:

    •
    a base rate, defined as the higher of: (1) the rate of interest publicly announced from time to time by Bank of America, N.A. (or its successor) in San Francisco, California as its "reference rate"; and (2) the federal funds effective rate from time to time, plus one half percent (0.50%), plus the applicable margin (as defined below); or

    •
    the eurodollar rate, defined as the rate (adjusted for statutory reserve requirements for eurocurrency liabilities) at which deposits in U.S. Dollars for one, two, three or six months (or, if available to each of the applicable lenders under the new senior credit facility, nine or twelve months), as selected by us, are offered in the interbank eurodollar market, plus the applicable margin.

        The applicable margin means: (1) in the case of loans under the revolving credit facility, (i) 2.00%, in the case of loans bearing interest at the base rate, or "base rate loans," and (ii) 3.00%, in the case of loans bearing interest at the eurodollar rate, or "eurodollar loans," subject to adjustment based upon our total leverage ratio in accordance with a pricing grid; and (2) in the case of loans under the term loan B facility, (i) 2.25%, in the case of base rate loans and (ii) 3.25%, in the case of eurodollar loans.

        Base rate loans are subject to quarterly interest payments. Eurodollar loans are subject to interest payments on the last day of each relevant interest period and, in the case of any interest period longer than three months, on each successive date three months after the first day of such interest period.

        We are also required to pay a commitment fee calculated at the rate of one half percent (0.50%) per annum, on the average daily unused portion of the revolving credit facility, payable quarterly in arrears, subject to adjustment based upon our total leverage ratio in accordance with a pricing grid.

Repayments; Prepayments

        The term loan B facility is not subject to amortization and is payable in a single payment in 2010.

        Voluntary prepayments of principal outstanding under the new senior credit facility are permitted at any time without premium or penalty, upon the giving of proper notice. In addition, we are required to prepay amounts outstanding under the new senior credit facility in an amount equal to:

    •
    100% of the net proceeds from any sale or issuance of equity by GLDD Acquisitions Corp. or any of its direct or indirect subsidiaries, subject to certain monetary baskets and adjustments;

    •
    100% of the net proceeds from any incurrence of additional indebtedness (excluding certain permitted debt) by GLDD Acquisitions Corp. or any of its direct or indirect subsidiaries; and

    •
    100% of the net proceeds from any sale or other disposition by GLDD Acquisitions Corp. or any of its direct or indirect subsidiaries of any assets (excluding sales from inventory in the ordinary course of business and subject to certain materiality qualifiers and monetary baskets) and certain other dispositions and reinvestments of proceeds of dispositions.

Certain Covenants

        The new senior credit facility requires us to meet certain financial tests, including a maximum total leverage ratio, a maximum senior leverage ratio, a minimum interest coverage ratio and maximum capital expenditures. In addition, the new senior credit facility contains certain covenants which, among other things, limit the incurrence of additional indebtedness and guarantee obligations; investments, loans and advances; dividends and other payments in respect of capital stock; transactions with affiliates; asset sales; acquisitions, mergers, consolidations, liquidations and dissolutions; prepayments of other indebtedness; sales and leasebacks; changes in fiscal year; restrictions on subsidiary distributions; changes in lines of business; liens and encumbrances; and other matters customarily restricted in such agreements.

Events of Default

        The new senior credit facility contains customary events of default, including, without limitation, payment defaults; breaches of representations and warranties; covenant defaults; cross-defaults to certain other material agreements or indebtedness in excess of specified amounts; certain events of bankruptcy and insolvency; certain ERISA events; judgment defaults in excess of specified amounts; failure of any guaranty or security document supporting the new senior credit facility to be in full force and effect; failure of certain material contracts to be in full force and effect; and change in control.

Bonding Agreement

        We and certain of our subsidiaries are parties to an amended and restated underwriting and continuing indemnity agreement with Travelers, or the "bonding agreement," pursuant to which Travelers acts as surety, issues bid bonds, performance bonds and payment bonds and obligates itself upon other contracts of guaranty required by us and our subsidiaries in the day-to-day operations of our dredging business. Travelers' obligations under the bonding agreement are discretionary. Therefore, Travelers is not obligated under the bonding agreement to issue bonds on our behalf or on behalf of any of the subsidiaries.

        The bonding agreement contains various covenants that restrict us from various actions and that require us to achieve and maintain defined financial covenants. The bonding agreement includes a current ratio and a minimum net worth test, and limitations on, among other things, indebtedness and contingent obligations; dividends and distributions; liens; business combinations; investments; business activities; sale of assets; issuances of equity and affiliate transactions.

        The bonding agreement includes events of default, consisting of, among other things:

    •
    the failure to pay any obligation owing to Travelers;

    •
    the breach of covenants, representation or warranties contained in the bonding agreement;

    •
    events of bankruptcy or insolvency;

    •
    the default of any provision under a bonded contract;

    •
    the failure to pay other indebtedness when due, or defaults that permit the acceleration of such indebtedness or contingent obligation, if the result of such defaults is (A) in the case of the new senior credit facility, either to accelerate the maturity of such indebtedness or to cause a payment blockage notice to be delivered to the trustee under the indenture for the notes, (B) in the case of the indenture for the notes, to accelerate or permit the acceleration of the maturity of the notes, and (C) in the case of other indebtedness or contingent obligations, to accelerate the maturity of such indebtedness or contingent obligations; and

    •
    specified judgments that are not fully covered by insurance or bonded or discharged.

        Our obligations and our subsidiaries' obligations under the bonding agreement are secured by:

  •
  a perfected first priority lien on certain equipment of our direct and indirect domestic subsidiaries, limited to $80.0 million of orderly liquidation value of such equipment;

  •
  a perfected second priority lien on certain other equipment of our directed and indirect domestic subsidiaries having an orderly liquidation value of $70.0 million (exclusive of all liens and security interests other than those in favor of the bonding company, and certain permitted liens);

  •
  a perfected first priority lien on our intercompany receivables and the intercompany receivables of each of our direct and indirect domestic subsidiaries shared on a pari passu basis with the lenders under our new senior credit facility; and

  •
  a perfected first priority lien on our accounts receivables and the accounts receivables of each of our direct and indirect subsidiaries that relate to bonded projects.

In addition, the intercreditor agreement requires us to grant a perfected second priority lien on certain equipment to be determined by us, limited to $10.0 million of orderly liquidation value of such equipment, in the event that we fail to comply with the maximum total leverage ratio required under the new senior credit facility and are required to grant a perfected first priority lien on such equipment to secure the new senior credit facility. In the event that we or any of our subsidiaries fail or are unable to complete the work under a bonded contract or breaches the bonding agreement, Travelers may proceed against their collateral, cause the performance of the bonded contract by subletting it in our name and seek reimbursement from us for costs incurred in the subletting or performance of the bonded contract.

Intercreditor Agreement

        In connection with the execution of the new senior credit facility and the bonding agreement, the senior credit facility agent and Travelers entered into an intercreditor agreement which sets forth, among other things, the lien priorities of shared collateral, the substitution of vessels under ship mortgages, the exercise of rights under ship mortgages and other shared collateral agreements, the application of proceeds of various classes of shared collateral, the exercise of remedies under the new senior credit facility and the bonding agreement, the release of specified liens, the taking of additional collateral and other relevant intercreditor provisions. In addition, the intercreditor agreement provides that Travelers has the right to use all encumbered vessels and other equipment to perform any outstanding bonded contracts.

Equipment Term Loan

        GLDD entered into a $23.4 million Equipment Term Loan on December 17, 2003. This facility is evidenced by a senior secured ten-year credit agreement. The credit agreement contains various covenants and restrictions including (i) limitations on capital expenditures, and (ii) maintenance of certain financial covenants. The obligations under the credit agreement are guaranteed by Great Lakes Dredge & Dock Corporation and secured by a perfected first priority lien on certain vessels of GLDD, other equipment and insurances belonging or related to such vessels and an assignment by GLDD of certain vessel charters entered into with respect to the use, operation and employment of such vessels. The credit agreement requires the prepayment of the term loan from the proceeds of sales of the equipment securing the facility and insurance proceeds with respect to such equipment and the payment of a premium in connection with prepayments.

Certain Lease Arrangements

        We lease certain operating equipment under long-term operating leases expiring at various dates through 2019. The equipment leases contain renewal or purchase options that specify prices at the then fair market value upon expiration of the lease term. Additionally, the leases typically contain provisions whereby we indemnify the lessors for the tax treatment attributable to such leases based on the tax rules in place at the inception of the lease. These operating leases contain default provisions that are triggered by an acceleration of debt maturity under our senior credit facility.

        Pursuant to our lease agreement with Banc of America Leasing & Capital, LLC, under which we are required to make payments in the amount of $12.2 million over the next four years, any unpaid amounts that cannot be satisfied from the proceeds of the sale of the equipment securing payment thereunder will constitute senior debt under the indenture related to the exchange notes. We believe that the fair market value of the equipment securing such lease payments will exceed amounts owed thereunder.

DESCRIPTION OF THE NOTES

General

        Great Lakes Dredge & Dock Corporation issued the outstanding notes under the indenture dated as of December 22, 2003, among itself, the Subsidiary Guarantors and BNY Midwest Trust Company, as trustee. The terms of the outstanding notes include those expressly set forth in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended, or the "Trust Indenture Act." The indenture is unlimited in aggregate principal amount, although the issuance of the outstanding notes was limited to $175.0 million. We may issue an unlimited principal amount of additional notes having identical terms and conditions as the notes. We will only be permitted to issue additional notes if at the time of such issuance, we were in compliance with the covenants contained in the indenture. Any additional notes will be part of the same issue as the notes that we are currently offering and will vote on all matters with the holders of the notes.

        You can find the definitions of certain terms used in this description under "—Certain Definitions." In this description, the words "we" and "Great Lakes" refer only to Great Lakes Dredge & Dock Corporation and not to any of its Subsidiaries. Unless the context requires otherwise, references in this description to the "notes" includes the notes issued to the initial purchasers in a private transaction that was not subject to the registration requirements of the Securities Act and the exchange notes, which have been registered under the Securities Act.

        The following description is a summary of the provisions of the notes and the indenture that we consider to be material. It does not restate the indenture in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as a holder of the notes. Copies of the indenture are available as set forth below under "—Additional Information." Defined terms used in this description but not defined under "—Certain Definitions" have the meanings assigned to them in the indenture.

        The registered holder of a note will be treated as its owner of it for all purposes. Only registered holders will have rights under the indenture.

        Any notes that remain outstanding after completion of the exchange offer, together with the exchange notes (as defined in the indenture) issued in the exchange offer, will be treated as a single class of securities under the indenture.

Brief Description of the Notes and the Subsidiary Guarantees

The Notes

        The notes are:

  •
  general unsecured obligations of Great Lakes;

  •
  senior in right of payment to all existing and future subordinated obligations of Great Lakes;

  •
  subordinated in right of payment to all existing and future Senior Debt, including Indebtedness pursuant to the New Credit Facility, the Bonding Agreement, the Equipment Financing Facility and the Lease Deficiency Claim;

  •
  pari passu in right of payment with any senior subordinated Indebtedness of Great Lakes; and

  •
  fully and unconditionally guaranteed by all of the Subsidiary Guarantors.

The Subsidiary Guarantees

        Each Subsidiary Guarantee of the notes is:

  •
  a general unsecured obligation of each Subsidiary Guarantor;

  •
  senior in right of payment to all existing and future subordinated obligations of that Subsidiary Guarantor;

  •
  subordinated in right of payment to all existing and future Senior Debt of that Subsidiary Guarantor; and

  •
  pari passu in right of payment with all senior subordinated Indebtedness of that Subsidiary Guarantor.

        As of December 31, 2003, the notes were subordinated to $85.3 million of Senior Debt, excluding contingent obligations, such as the Bonding Agreement and the Lease Deficiency Claim, of Great Lakes and the Subsidiary Guarantors and effectively subordinated to $12,000 of liabilities of Great Lakes' subsidiary that is not a Subsidiary Guarantor. As of December 31, 2003, we had $43.1 million available under the revolving credit facility, net of outstanding letters of credit. The indenture will permit the incurrence of additional Senior Debt in the future. See "Risk Factors—Your right to receive payments on the exchange notes is junior to our and the guarantors' existing senior indebtedness and possibly all of our future borrowings and their future borrowings. Further claims of creditors of non-guarantor subsidiaries will generally have priority with respect to the assets and earnings of these subsidiaries over your claims."

        The operations of Great Lakes are conducted primarily through its Subsidiaries and, therefore, Great Lakes is dependent upon the cash flow of these Subsidiaries to meet its obligations, including its obligations under the notes. In addition to NASDI, all of the existing domestic Wholly Owned Restricted Subsidiaries of Great Lakes are, and all future domestic Restricted Subsidiaries are expected to be, Subsidiary Guarantors. As of the date of the indenture, all of Great Lakes' Subsidiaries were Restricted Subsidiaries. However, under specified circumstances, Great Lakes will be able to designate current or future Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to many of the restrictive covenants set forth in the indenture. Unrestricted subsidiaries do not guarantee the notes. In addition, in the event of bankruptcy, liquidation or reorganization of any of Great Lakes foreign Subsidiaries or Subsidiaries that are not Wholly Owned Restricted Subsidiaries (other than NASDI), such subsidiaries will pay the holders of their trade creditors before they will be able to distribute any of their assets to Great Lakes. As of December 31, 2003, the aggregate amount of liabilities (including trade payables) of Great Lakes' foreign Subsidiary that is not a Subsidiary Guarantor was $12,000. In addition, as a joint venture partner in Amboy Aggregates, we are liable for 50% of Amboy's liabilities, other than non-recourse liabilities. Our portion of Amboy's recourse liabilities was approximately $1.4 million at December 31, 2003. For the year ended December 31, 2003, the foreign Subsidiary generated no revenues, and held approximately 0.6% of Great Lakes' consolidated assets as of December 31, 2003.

Principal, Maturity and Interest

        The issuer issued $175.0 million aggregate principal amount of notes in the initial offering. The notes were issued in denominations of $1,000 and integral multiples of $1,000. Interest on the notes accrues at the rate of 7 3/4% per annum and is payable semi-annually in arrears on June 15 and December 15 of each year, commencing June 15, 2004 to holders of record on the immediately preceding June 1 and December 1. The notes will mature on December 15, 2013. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

        Additional notes may be issued from time to time, subject to the provisions of the indenture described below under the caption "—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock." The notes and any additional notes subsequently issued would be treated as a single class for all purposes under the indenture, including without limitations, waivers, amendments, redemptions and offers to purchase.

Subordination

        The payment of principal, interest and premium and Liquidated Damages, if any, and interest on the notes will be subordinated in right of payment to the prior payment in full of all Senior Debt, whether outstanding on the date of the indenture or thereafter incurred. In addition, the indenture provides that, solely for the purposes of the subordination provisions, the Lease Deficiency Claim will be treated as Senior Debt. The notes will rank pari passu in right of payment with all other senior subordinated Indebtedness of Great Lakes and senior in right of payment to all subordinated Indebtedness.

        The holders of Senior Debt will be entitled to receive payment in full in cash of all Obligations due on or in respect of the Senior Debt before the holders of notes will be entitled to receive any payment with respect to the notes. In the event of any distribution to the creditors of Great Lakes:

         (1)  in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to Great Lakes or to its creditors, as such, or to its assets;

         (2)  in a liquidation, dissolution or other winding-up of Great Lakes;

         (3)  in an assignment for the benefit of creditors; or

         (4)  in any marshalling of assets or liabilities of Great Lakes, all of the preceding referred to herein individually as a "Bankruptcy Proceeding" and collectively as "Bankruptcy Proceedings."

        Until all Obligations with respect to the Senior Debt are paid in full in cash, any distribution to which the holders of notes would be entitled shall be made to the holders of Senior Debt (except that holders of notes may receive and retain Permitted Junior Securities and payments made from the trust described under "—Legal Defeasance and Covenant Defeasance"). As a result of such subordination, in the event of any Bankruptcy Proceeding, holders may recover less ratably than creditors who are holders of Senior Indebtedness.

        Great Lakes also may not make any payment upon or in respect of the notes (except in Permitted Junior Securities or from the trust described under "—Legal Defeasance and Covenant Defeasance") if:

         (1)  a default in the payment of the principal of, premium, if any, or interest on Designated Senior Debt occurs and is continuing beyond any applicable period of grace; or

         (2)  any other default occurs and is continuing with respect to Designated Senior Debt that permits holders of such Designated Senior Debt to accelerate its maturity and the trustee receives a notice of this default (a "Payment Blockage Notice") from Great Lakes or the representatives of the holders of such Designated Senior Debt.

        Upon a payment default, payments on the notes shall resume when the payment default is cured or waived in writing.

        Upon a nonpayment default, payment on the notes shall resume on the earlier of the date on which the nonpayment default is cured or waived in writing, or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Designated Senior Debt has been accelerated. No new period of payment blockage may be commenced unless and until 360 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice and all schedules payments on the notes that have come due during the payment blockage period have been paid in full in cash. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless the default has been waived for a period of not less than 90 days.

        Great Lakes must promptly notify holders of Senior Debt if payment of the notes is accelerated because of an Event of Default.

        As a result of the subordination provisions described above, in the event of a liquidation or insolvency, holders of notes may recover less ratably than creditors of Great Lakes who are holders of Senior Debt. As of December 31, 2003, the principal amount of Senior Debt outstanding was approximately $85.3 million, excluding contingent obligations, such as the Lease Deficiency Claim and the Bonding Agreement. The indenture will limit the amount of additional Indebtedness, including Senior Debt, that Great Lakes and its subsidiaries can incur. See "—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock" and "Risk Factors—Your right to receive payments on these exchange notes is junior to our and the guarantors' existing senior indebtedness and possibly all of our and their future borrowings. Further, claims of creditors of non-guarantor subsidiaries will generally have priority with respect to the assets and earnings of these subsidiaries over your claims."

Subsidiary Guarantees

        Great Lakes' payment obligations under the notes is fully and unconditionally guaranteed on a joint and several basis (the "Subsidiary Guarantees") by the Subsidiary Guarantors. The Subsidiary Guarantee of each Subsidiary Guarantor is subordinated to the prior payment in full in cash of all Senior Debt of each Subsidiary Guarantor. As of December 31, 2003, the Subsidiary Guarantors had an aggregate of approximately $85.3 million of Senior Debt outstanding, excluding contingent obligations, such as the Lease Deficiency Claim and the Bonding Agreement. The indenture permits the Subsidiary Guarantors to incur additional Senior Debt, subject to certain specified limitations. The obligations of each Subsidiary Guarantor under its Subsidiary Guarantee are limited so as not to constitute a fraudulent conveyance under applicable law. See, however, "Risk Factors—Fraudulent conveyance laws may adversely affect the validly and enforceability of guarantees of the exchange notes."

        The obligations of each Subsidiary Guarantor are limited to the maximum amount as will, after giving effect to all of its contingent and fixed liabilities (including, without limitation, any Guarantees of Senior Debt) and any collections from or payments made by or on behalf of any other Subsidiary Guarantor in respect of the obligations of such other Subsidiary Guarantor under its Subsidiary Guarantee or pursuant to its contribution obligations under the indenture, result in the obligations of such Subsidiary Guarantor under the Subsidiary Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. Each Subsidiary Guarantor that makes a payment or distribution under a Subsidiary Guarantee shall be entitled to a contribution from each other Subsidiary Guarantor.

        A Subsidiary Guarantor shall be released from all of its obligations under its Subsidiary Guarantee if all or substantially all of its assets are sold or all of its capital stock is sold, in each case in a transaction as described under "Repurchase at Option Holders—Asset Sales," or the Subsidiary Guarantor merges with or into or consolidates with, or transfers all or substantially all of its assets to, Great Lakes or another Subsidiary Guarantor in a transaction in compliance with "—Limitation on Mergers, Consolidations or Sales of Assets." In addition, the indenture provides that, in the event Great Lakes properly designates a Restricted Subsidiary as an Unrestricted Subsidiary in accordance with the indenture, then the Restricted Subsidiary shall, in accordance with the indenture, be released from its obligations under its Subsidiary Guarantee upon the effectiveness of the designation.

Optional Redemption

        Except as described below, the notes are not redeemable before December 15, 2006. At any time, at our option, we may redeem the notes, in whole or in part upon not less than 30 nor more than 60 days' notice, in cash at the following redemption prices (expressed as a percentage of principal amount) if redeemed during the twelve-month period beginning on December 15 of the years indicated below:

Year	Percentage
2008	103.875%
2009	102.583
2010	101.292
2011 and thereafter	100.000

        In addition, we must pay all accrued an unpaid interest, and Liquidated Damages, if any, on the notes redeemed.

        On one or more occasions before December 15, 2006, we may use the net cash proceeds of one or more Equity Offerings to redeem up to 35% of the original principal amount of the notes at a redemption price of 107.750% of their principal amount plus accrued and unpaid interest and Liquidated Damages, if any, thereon; provided that:

         (1)  at least 65% of the original principal amount of the notes remain outstanding immediately after the occurrence of any such redemption (excluding notes held by Great Lakes and its Subsidiaries); and

         (2)  any such redemption occurs not more than 180 days following the closing of such Equity offering.

        Notwithstanding the preceding, Great Lakes may, from time to time, acquire the notes in the open market or by undertaking a tender offer for the notes at any time, subject to the terms of the indenture and applicable securities laws.

Selection and Notice

        In the event we choose to redeem less than all of the notes at any time, selection of notes for redemption or repurchase will be made by the trustee (1) in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed, (2) on a pro rata basis, by lot or (3) by an alternative method as the trustee shall deem fair and appropriate. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address. Notices of redemption may not be conditional. If any note is to be redeemed in part only, the notice of redemption that relates to the note shall state the portion of the principal amount to be redeemed. A new note in principal amount equal to the unredeemed portion will be issued in the name of the holder upon cancellation of the original note. No notes of $1,000 principal amount or less shall be redeemed in part. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest and Liquidated Damages cease to accrue on notes or portions of them called for redemption or repurchase, unless we fail to redeem any such note.

Mandatory Redemption

        Except as set forth below under "—Repurchase at the Option of Holders," Great Lakes is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders

Change of Control

        Upon the occurrence of a Change of Control, each holder of the notes will have the right to require Great Lakes to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of the holder's notes pursuant to the offer described below (the "Change of Control Offer") at an offer price in cash equal to 101% of the aggregate principal amount plus accrued and unpaid interest and Liquidated Damages thereon, if any, to the date of purchase (the "Change of Control Payment"). Within 30 days following any Change of Control, Great Lakes will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the date specified in the notice, which date shall be no earlier than 30 days and no later than 60 days from the date the notice is mailed (the "Change of Control Payment Date"), pursuant to the procedures required by the indenture and described in the notice. Great Lakes will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent these laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations directly conflict with the provisions of the indenture relating to the Change of Control Offer, Great Lakes will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the indenture by virtue of this compliance.

        On the Change of Control Payment Date, Great Lakes will, to the extent lawful,

        (1)   accept for payment all notes or portions of the notes properly tendered pursuant to the Change of Control Offer;

        (2)   deposit with the Paying Agent (as defined in the indenture) an amount equal to the Change of Control Payment in respect of all notes or portions of the notes so tendered; and

        (3)   deliver or cause to be delivered to the trustee the notes so accepted together with an Officers' Certificate stating the aggregate principal amount of notes or portions of the notes being purchased by Great Lakes.

        The Paying Agent will promptly mail to each holder of notes so tendered the Change of Control Payment for the notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of $1,000 or an integral multiple of $1,000. Prior to complying with the provisions of this covenant, but in any event within 90 days following a Change of Control, Great Lakes will either repay all outstanding Senior Debt or obtain the requisite consents, if any, under the agreement governing outstanding Senior Debt to permit the repurchase of notes required by this covenant. Great Lakes will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

        The Change of Control provisions described above will be applicable whether or not any other provisions of the indenture are applicable (and will not affect the subordination provisions). Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that Great Lakes repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction. The New Credit Facility and the Equipment Financing Loan prohibit Great Lakes from repurchasing any notes and also provide that change of control events with respect to Great Lakes would constitute a default thereunder. Any future credit agreements or other agreements relating to Senior Debt to which Great Lakes becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when Great Lakes is prohibited from purchasing notes, Great Lakes could seek the consent of its lenders to the purchase of notes or could attempt to refinance the borrowings that contain the prohibition. If Great Lakes does not obtain the required consent or repay the borrowings, Great Lakes will remain prohibited from purchasing notes. In that case, Great Lakes' failure to purchase tendered notes would constitute an Event of Default under the indenture, which would, in turn, constitute a default under the New Credit Facility or other future Senior Debt, including the Bonding Agreement and the Equipment Financing Facility. In these circumstances, the subordination provisions in the indenture would likely restrict payments to the holders of notes. In addition, the exercise by holders of the notes of their right to require Great Lakes to repurchase the notes could cause a default under the Senior Debt, even if the Change of Control itself does not, due to the financial effect of the repurchases on Great Lakes. Finally, Great Lakes' ability to pay cash to the holders of notes upon a repurchase may be limited by Great Lakes' then existing financial resources.

        Great Lakes will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by Great Lakes and purchases all notes validly tendered and not withdrawn under its Change of Control Offer or (2) notice of redemption has been given pursuant to the indenture as described herein under the caption "—Optional Redemption," unless and until there has been a default in payment of the applicable redemption price. A Change of Control Offer may be made in advance of a Change of Control, conditional upon the Change of Control, if a definitive agreement is a place for the Change of Control at the time of making of the Change of Control Offer.

Asset Sales

        Great Lakes will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

         (1)  Great Lakes (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of;

         (2)  in the event of an Asset Sale involving assets or consideration in excess of $5.0 million, such fair market value is determined by Great Lake's Chief Financial Officer (or by its Board of Directors, as evidenced by a resolution of the Board of Directors, if such fair market value exceeds $10.0 million) and evidenced by an Officers' Certificate delivered to the trustee; and

         (3)  at least 75% of the consideration therefor received by Great Lakes or the Restricted Subsidiary is in the form of Qualified Proceeds.

        For the purposes of this provision, each of the following shall be deemed cash:

  •
  any liabilities (as shown on Great Lakes' or the Restricted Subsidiary's most recent balance sheet), of Great Lakes or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any guarantee of the notes) that are assumed by the transferee of any assets pursuant to a customary novation agreement or by operation of law that releases Great Lakes or the Restricted Subsidiary from further liability;

  •
  any securities, notes or other obligations received by Great Lakes or the Restricted Subsidiary from a transferee that are converted by Great Lakes or the Restricted Subsidiary into cash (to the extent of the cash received) within 180 days following the closing of the Asset Sale; and

  •
  any Designated Noncash Consideration received by Great Lakes or any of its Restricted Subsidiaries in such Asset Sale having an aggregate fair market value (determined as provided in clause (ii) of the first paragraph above), taken together with all other Designated Noncash Consideration received pursuant to this clause then outstanding, not to exceed the greater of

    (x) $10 million and (y) 5% of Total Tangible Assets at the time of receipt of such Designated Noncash Consideration with the fair market value of each item of Designated Noncash Consideration being measured at the time received and without giving effect to subsequent changes in value.

        Within 360 days after the receipt of any Net Proceeds from an Asset Sale, Great Lakes or any Restricted Subsidiary may apply the Net Proceeds, at its option:

        (1)   to prepay, repay or purchase Senior Debt;

        (2)   to the acquisition of a majority of the assets of, or a majority of the Voting Stock of, another Permitted Business, to making a capital expenditure for the construction, repair, improvement or acquisition of assets that are used or useful in a Permitted Business or (commitment to do any of the foregoing provided that this commitment or its reasonable replacement is consummated substantially in accordance with the terms); or

        (3)   for a combination of uses described in clauses (1) and (2).

        Pending the final application of any Net Proceeds, Great Lakes and its Restricted Subsidiaries may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture. Any Net Proceeds from Asset Sales that are not applied or invested as provided in the immediately preceding paragraph will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $10.0 million, Great Lakes will be required to make an offer to all holders of notes (an "Asset Sale Offer") to purchase the maximum principal amount of notes and, if Great Lakes is required to do so under the terms of any other Indebtedness that is pari passu with the notes, such other Indebtedness on a pro rata basis with the notes, that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount of the notes plus accrued and unpaid interest and Liquidated Damages thereon, if any, to the date of repurchase, in accordance with the procedures set forth in the indenture. To the extent that any Excess Proceeds remain after consummation of an Asset Sale Offer, Great Lakes may use the Excess Proceeds for any general corporate purpose. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

Certain Covenants

        The indenture contains, among others, the following covenants.

Limitation on Restricted Payments

        Great Lakes will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly make any Restricted Payment, unless:

  (1)
  at the time of and after giving effect to the Restricted Payment, no Default or Event of Default shall have occurred and is continuing or would occur as a consequence of the Restricted Payment;

  (2)
  Great Lakes would, at the time of the Restricted Payment and after giving it pro forma effect as if the Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock"; and

  (3)
  the Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Great Lakes and its Restricted Subsidiaries after the date of the indenture (excluding Restricted Payments permitted by clauses (2), (3), (4), (7), (8), (10), (11), (12), (14) and (15) of the next succeeding paragraph), is less than the sum, without duplication, of:

  (A)
  50% of the Consolidated Net Income of Great Lakes for the period (taken as one accounting period) from October 1, 2003 to the end of Great Lakes' most recently ended fiscal quarter for which internal financial statements are available at the time of the Restricted Payment (or, if Consolidated Net Income for the period is a deficit, less 100% of the deficit); provided, however, that if, after giving effect to the proposed Restricted Payment (and the financing thereof), the Consolidated Leverage Ratio would be less than 3.0 to 1.0, then for purposes of calculating the availability of amounts hereunder for such Restricted Payment only, the reference to 50% in this clause (3)(A) shall be deemed to be 75%, plus

  (B)
  100% of the aggregate fair market value of Qualified Proceeds received by Great Lakes since the date of the indenture as a contribution to its equity capital or from the issue or sale of Equity Interests of Great Lakes (other than Disqualified Stock) or from the issue or sale of Disqualified Stock or debt securities of Great Lakes that have been converted into Equity Interests (other than Equity Interests (or Disqualified Stock or convertible debt securities) sold to a Subsidiary of Great Lakes), plus

  (C)
  to the extent that any Restricted Investment that was made after the date of the indenture is sold for cash or otherwise liquidated or repaid for cash, the cash return of capital received with respect to the Restricted Investment (less the cost of disposition, if any), plus

  (D)
  50% of any dividends received by Great Lakes or a Wholly Owned Restricted Subsidiary after the date of the indenture from an Unrestricted Subsidiary of Great Lakes, to the extent that the dividends were not otherwise included in Consolidated Net Income of Great Lakes for the period, plus

  (E)
  to the extent that any Unrestricted Subsidiary is redesignated as a Restricted Subsidiary, or upon a merger or consolidation of any Unrestricted Subsidiary into Great Lakes or any of its Restricted Subsidiaries, in each case after the date of the indenture, the lesser of (A) the fair market value of Great Lakes' Investment in the Subsidiary as of the date of the redesignation or merger or consolidation and (B) the fair market value as of the date on which the Subsidiary was originally designated as an Unrestricted Subsidiary.

The provisions of this covenant will not prohibit:

         (1)  the payment of any dividend or other distribution within 60 days after the date of declaration, if at said date of declaration payment would have complied with the provisions of the indenture;

         (2)  the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the sale within 30 days of the making of such Restricted Payment (other than to a Subsidiary of Great Lakes) of, other Equity Interests of Great Lakes (other than any Disqualified Stock) or the net cash proceeds of a common equity capital contribution to Great Lakes; provided that the amount of any net cash proceeds that are utilized for any Restricted Payment pursuant to this clause (2) shall be excluded from clause (3)(B) of the preceding paragraph;

         (3)  the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

         (4)  the payment of any dividend or making of any distribution by a Subsidiary of Great Lakes to the holders of its Equity Interests on a pro rata basis;

         (5)  so long as no Default or Event of Default shall have occurred and is continuing or would occur as a result of the making of such Restricted Payment, the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Great Lakes or any direct or indirect parent of Great Lakes held by any present, future or former member of Great Lakes' (or any of their Subsidiaries') Board of Directors or any present, future or former officer, employee or director of Great Lakes, any of its Restricted Subsidiaries or any direct or indirect parent of Great Lakes pursuant to any equity subscription agreement, stockholder agreement, stock option agreement, employment agreement or other similar agreements or employee benefit plan; provided that

  (A)
  the aggregate price paid for all the repurchased, redeemed, acquired or retired Equity Interests shall not exceed $3.0 million in any calendar year (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum (without giving effect to clause (B)) of $6.0 million), plus

  (B)
  in the case of a repurchase, redemption or other acquisition or retirement of Equity Interests of Great Lakes or of any direct or indirect parent of Great Lakes, the aggregate cash proceeds received by Great Lakes, or its direct or indirect parent to the extent such cash proceeds are contributed to the common equity capital of Great Lakes, during that calendar year from any reissuance of Equity Interests by Great Lakes or any direct or indirect parent of Great Lakes to employees, officers and directors of Great Lakes and its Restricted Subsidiaries plus the cash proceeds of any "key man" life insurance policy received by Great Lakes, and any cash proceeds paid to Great Lakes in connection with the issuance or exercise of, any management or employee Equity Interests so acquired;

         (6)  so long as no Default or Event of Default has occurred and is continuing or would occur as a result of the making of such Restricted Payment, the declaration and payment of regularly scheduled dividends to holders of any class or series of Disqualified Stock of Great Lakes, or any class or series of Disqualified Stock or preferred stock of any Restricted Subsidiary that was issued after the date of the indenture (other than to Great Lakes or another Wholly Owned Restricted Subsidiary of Great Lakes) in compliance with the covenant described below under the caption "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock";

         (7)  repurchase of Equity Interests deemed to occur upon exercise of stock options and warrants if those Equity Interests represent a portion of the exercise price of the options or warrants;

         (8)  loans to employees of Great Lakes or any Restricted Subsidiary in the ordinary course of business not to exceed $2.0 million at any one time outstanding;

         (9)  so long as no Default or Event of Default shall have occurred and is continuing or would occur as a result of the making of such Restricted Payment, Restricted Payments not to exceed $10.0 million since the date of the indenture;

       (10)  any payments made by Great Lakes or a Restricted Subsidiary in connection with the Transactions and described in this prospectus under the caption "Use of Proceeds" (including any post-closing purchase price adjustments);

       (11)  payments, advances, loans or expense reimbursements made to any direct or indirect parent corporation of Great Lakes to permit the payment by such entity of reasonable general operating expenses, accounting, legal, corporate reporting and administrative expenses incurred in the ordinary course of its business in an amount not to exceed $1.0 million per annum (or $2.0 million per annum after the consummation of an Initial Pubic Offering by Great Lakes or any direct or indirect parent of Great Lakes);

       (12)  (A) for so long as Great Lakes is a member of a group filing a consolidated or combined tax return with a parent corporation, payments to the parent in respect of an allocable portion of the tax liabilities of such group that is attributable to Great Lakes and its Subsidiaries ("Tax Payments"); provided, that the Tax Payments shall not exceed the lesser of (i) the amount of the relevant tax (including any penalties and interest) that Great Lakes would owe if Great Lakes were filing (and had always filed) a separate tax return (or a separate consolidated or combined return with its Subsidiaries that are members of the consolidated or combined group), taking into account any carryovers and carrybacks of tax attributes (such as net operating losses) of Great Lakes and such Subsidiaries from other taxable years and (ii) the proportionate share of Great Lakes and its Subsidiaries of the net amount of the relevant tax that the parent actually owes to the appropriate taxing authority or (B) in the event that and for so long as Great Lakes is organized as a limited liability company or partnership, the payment of Permitted Tax Distributions;

       (13)  the repurchase, redemption or other acquisition or retirement for value of Indebtedness that is subordinated to the notes with Excess Proceeds to the extent such Excess Proceeds are permitted to be used for general corporate purposes under the covenant entitled "—Repurchase at the Option of Holders—Asset Sales;"

       (14)  the repurchase, redemption or other acquisition for value of Capital Stock of Great Lakes or any direct or indirect parent of Great Lakes representing fractional shares of such Capital Stock in connection with a merger, consolidation, amalgamation or other combination involving Great Lakes or any direct or indirect parent of Great Lakes;

       (15)  Investments that are made with Excluded Contributions;

       (16)  so long as no Default or Event of Default shall have occurred and is continuing or would occur as the result of making such Restricted Payment, upon the occurrence of a Change of Control and within 60 days after completion of the offer to repurchase notes pursuant to the covenant described above under the caption "—Repurchase at the Option of Holders—Change of Control" (including the purchase of all notes tendered), any purchase or redemption of Indebtedness of Great Lakes subordinated to the notes that is required to be repurchased or redeemed pursuant to the terms thereof as a result of such Change of Control, at a purchase price not greater than 101% of the outstanding principal amount (or accreted amount, in the case of any debt issued at a discount from its principal amount at maturity) thereof, plus accrued and unpaid interest, if any; and

       (17)  so long as no Default or Event of Default has occurred and is continuing or would occur as the result of the making of such Restricted Payment, the declaration and payment of dividends to holders of any class or series of preferred stock of Great Lakes if Great Lakes would have been entitled to incur or assume Indebtedness under the covenant described below under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock," in an aggregate principal amount equal to the aggregate liquidation value of the preferred stock at the time of issuance of such preferred stock (provided that the cash proceeds from the issuance of such preferred stock shall be excluded from clause (3)(B) of the preceding paragraph).

        The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. For purposes of making this determination, all outstanding Investments by Great Lakes and its Restricted Subsidiaries (except to the extent repaid in cash) in the Subsidiary so designated will be deemed to be Restricted Payments at the time of the designation and will reduce the amount available for Restricted Payments under the first paragraph of this covenant. All outstanding Investments will be deemed to constitute Investments in an amount equal to the fair market value of the Investments at the time of the designation. Such designation will only be permitted if a Restricted Payment in that amount would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

        For purposes of determining compliance with this covenant, in the event that a Restricted Payment meets the criteria of more than one of the exceptions described in (1) through (17) above or is entitled to be made pursuant to the first paragraph of this covenant, Great Lakes shall, in its sole discretion, classify the Restricted Payment in any manner that complies with the covenant. The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by Great Lakes or the Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any non-cash Restricted Payment or return of capital on any Restricted Subsidiary shall be determined by the Board of Directors whose resolution regarding the fair market value shall be delivered to the trustee, the determination to be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the fair market value exceeds $10.0 million. Not later than the 30 days after the date of making any Restricted Payment, Great Lakes shall deliver to the trustee an Officers' Certificate stating that the Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant described below under "—Limitation on Restricted Payments" were computed, together with a copy of any fairness opinion or appraisal required by the indenture.

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock

        Great Lakes will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Debt) and that Great Lakes will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that Great Lakes may incur Indebtedness (including Acquired Debt) or issue shares of Disqualified Stock and Great Lakes' Subsidiaries may incur Indebtedness or issue shares of preferred stock if the Fixed Charge Coverage Ratio for Great Lakes' most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which the additional Indebtedness is incurred or the Disqualified Stock or preferred stock is issued would have been at least 2.0 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock or preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.

        The provisions of the first paragraph of this covenant will not apply to the incurrence of any of the following items of Indebtedness (collectively, "Permitted Debt"):

         (1)  the incurrence by Great Lakes or any Restricted Subsidiary of Indebtedness and reimbursement obligations under letters of credit under the Credit Facilities (including any guarantee of the Indebtedness by any Restricted Subsidiary); provided that the aggregate principal amount of all Indebtedness outstanding under all Credit Facilities after giving effect to the incurrence does not exceed an amount equal to $120.3 million (with letters of credit being deemed to have a principal amount equal to the maximum face amount thereunder) plus (in the case of any refinancing) the aggregate amount of fees, underwriting discounts, premiums and other costs and expenses incurred in connection with the refinancing, less the aggregate amount of all Net Proceeds of Asset Sales applied by Great Lakes or any Restricted Subsidiary to repay any term Indebtedness under Credit Facilities pursuant to the covenant "—Repurchase at the Option of Holders—Asset Sales";

         (2)  the incurrence by Great Lakes and its Restricted Subsidiaries of the Existing Indebtedness (including, but not limited to, Indebtedness outstanding under the Equipment Financing Loan);

         (3)  the incurrence by Great Lakes and the Subsidiary Guarantors of Indebtedness evidenced by the notes and related Subsidiary Guarantees issued in this offering, and any Exchange Notes and related Subsidiary Guarantees issued in respect of notes outstanding under the indenture;

         (4)  the incurrence by Great Lakes or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage or construction financings or purchase money obligations or similar financings or refinancings thereof, in each case incurred for the purpose of financing or refinancing all or any part of the purchase price or cost of design, installation, construction, repair or improvement of property (real or personal), plant or equipment used in the business of Great Lakes or any Restricted Subsidiary (whether through the direct acquisition, construction, repair or improvement of such assets or the acquisition of Equity Interests of any Person acquiring, constructing, repairing, improving or otherwise owning such assets), in an aggregate principal amount (which amount may, but need not, be incurred in whole or in part under the Credit Facilities) not to exceed the greater of: (A) $30.0 million or (B) 10% of Total Tangible Assets (measured at the time of each incurrence of any such Indebtedness), in either case outstanding at any time;

         (5)  the incurrence by Great Lakes or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph hereof or clauses (2), (3), (5) and (15) of this paragraph;

         (6)  the incurrence by Great Lakes or any of its Restricted Subsidiaries of intercompany Indebtedness between or among Great Lakes and any of its Restricted Subsidiaries; provided, however, that (A) if Great Lakes is the obligor on this Indebtedness, the Indebtedness is expressly subordinated to the prior payment in full in cash of all Obligations with respect to the notes and (B)(i) any subsequent issuance or transfer of Equity Interests that results in any Indebtedness being held by a Person other than Great Lakes or a Restricted Subsidiary and (ii) any sale or other transfer of any Indebtedness to a Person that is not either Great Lakes or a Restricted Subsidiary shall be deemed, in each case, to constitute an incurrence of Indebtedness by Great Lakes or the Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

         (7)  the incurrence by Great Lakes or any of its Restricted Subsidiaries of Hedging Obligations (other than for speculative purposes);

         (8)  the incurrence by Great Lakes or any of its Restricted Subsidiaries of Indebtedness (in addition to Indebtedness permitted by other clauses of this paragraph) in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (8), not to exceed $25.0 million;

         (9)  the incurrence by Great Lakes' Unrestricted Subsidiaries of Non-Recourse Debt, provided, however, that if any of this Indebtedness ceases to be Non-Recourse Debt of an Unrestricted Subsidiary, that event shall be deemed to constitute an incurrence of Indebtedness by a Restricted Subsidiary of Great Lakes that was not permitted by this clause (9);

       (10)  the guarantee by Great Lakes or any Restricted Subsidiary of Indebtedness of Great Lakes or a Restricted Subsidiary, which Indebtedness was permitted to be incurred by another provision of this covenant; provided that in the case of a guarantee by any Restricted Subsidiary that is not a Subsidiary Guarantor, such Restricted Subsidiary complies with the covenant described below under "—Limitation on Issuance of Guarantees of Indebtedness";

       (11)  Indebtedness of Great Lakes or a Restricted Subsidiary owed to (including obligations in respect of letters of credit for the benefit of) any Person in connection with worker's compensation, health, disability or other employee benefits or property, casualty or liability insurance provided by such Person to Great Lakes or the Restricted Subsidiary, pursuant to reimbursement or indemnification obligations to such Person, in each case incurred in the ordinary course of business and consistent with past practices;

       (12)  the incurrence of Permitted Bonding Obligations;

       (13)  the incurrence of Indebtedness arising from agreements of Great Lakes or any Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the acquisition or disposition of any business, assets or Capital Stock of a Restricted Subsidiary; provided that with respect to any such disposition, the maximum aggregate liability of this Indebtedness shall at no time exceed the gross proceeds actually received by Great Lakes and its Restricted Subsidiaries in connection with any such disposition;

       (14)  the issuance by any of Great Lakes' Restricted Subsidiaries to Great Lakes or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that:

  •
  any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than Great Lakes or a Restricted Subsidiary of Great Lakes; and

  •
  any sale or other transfer of any such preferred stock to a Person that is not either Great Lakes or a Restricted Subsidiary of Great Lakes;

will be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (14);

       (15)  the incurrence by Great Lakes or any of its Restricted Subsidiaries of Indebtedness (in addition to Indebtedness permitted by other clauses of this paragraph) to finance the repurchase of the Designated Vessels, which are presently utilized by Great Lakes or a Restricted Subsidiary under operating leases, in each case on terms not materially less favorable on the whole than those set forth in the repurchase provisions contained in such operating leases as in effect as of the date of the indenture; and

       (16)  the guarantee by Great Lakes or a Restricted Subsidiary of Indebtedness of Amboy Aggregates provided that the maximum liability of Great Lakes or a Restricted Subsidiary thereunder does not exceed $5.0 million at any time.

        For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (16) above or is entitled to be incurred pursuant to the first paragraph of this covenant, Great Lakes shall, in its sole discretion, classify (or later reclassify in whole or in part, in its sole discretion) that item of Indebtedness in any manner that complies with this covenant. Accrual of interest, accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, that in each case, that the amount is included in Fixed Charges of Great Lakes as accrued. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that Great Lakes or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values. The principal amount of any Indebtedness supported by a letter of credit issued under a Credit Facility in accordance with clause (1) above shall not be deemed a separate incurrence of Indebtedness for purposes of this covenant, but only to the extent of the stated amount of such letter of credit.

        The amount of any Indebtedness outstanding as of any date will be:

        (1)   the accreted valued of the Indebtedness in the case of any Indebtedness issued with original issue discount;

        (2)   the maximum fixed redemption liability with respect to any Disqualified Stock or preferred stock of a Restricted Subsidiary;

        (3)   the principal amount of the Indebtedness, in the case of any other Indebtedness; and

        (4)   in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

  •
  the Fair Market Value of such asset at the date of determination, and

  •
  the amount of the Indebtedness of the other Person.

Limitation on Senior Subordinated Debt

        Great Lakes will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Indebtedness and senior in any respect in right of payment to the notes. No Subsidiary Guarantor will incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Indebtedness of the Subsidiary Guarantor and senior in any respect in right of payment to the Subsidiary Guarantee of the Subsidiary Guarantor. This does not apply to distinctions between categories of Indebtedness that exist by reasons of any Liens or Guarantees securing or in favor of some but not all of such Indebtedness or securing such Indebtedness with greater or lesser priority or with different collateral.

Limitation on Liens

        Great Lakes will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien securing Indebtedness or trade payables on any asset now owned or hereafter acquired, including any income or profits therefrom, except

  •
  Permitted Liens;

  •
  in the case of Liens securing Indebtedness that is expressly subordinate or junior in right of payment to the notes, the notes are secured by a Lien on property, assets or proceeds that is senior in priority to the Liens (with the same relative priority as the subordinate or junior Indebtedness shall have with respect to the notes and the Subsidiary Guarantees); and

  •
  in the case of Liens securing Indebtedness that is pari passu with the notes, then the notes are secured by the Lien on an equal and ratable basis.

Limitation on Dividends and Other Payment Restrictions Affecting Subsidiaries

        Great Lakes will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to:

         (1)  pay dividends or make any other distributions to Great Lakes or any of its Restricted Subsidiaries on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to Great Lakes or any of its Restricted Subsidiaries;

         (2)  make loans or advances to Great Lakes or any of its Restricted Subsidiaries; or

         (3)  transfer any of its properties or assets to Great Lakes or any of its Restricted Subsidiaries.

        However, this covenant will not apply to encumbrances or restrictions existing under or by reason of:

        (1)   Existing Indebtedness as in effect on the date of the indenture;

        (2)   the New Credit Facility, the Equipment Financing Loan and Permitted Bonding Obligations as in effect as of the date of the indenture, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings, provided that any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are not materially more restrictive, taken as a whole, with respect to dividend and other payment restrictions than those contained in the New Credit Facility, the Equipment Financing Loan or in agreements with respect to Permitted Bonding Obligations, as applicable, as in effect on the date of the indenture;

        (3)   the indenture, the notes (including the Exchange Notes) and the Subsidiary Guarantees (including the Subsidiary Guarantees of the Exchange Notes);

        (4)   applicable law, rule, regulation or order;

        (5)   any instrument governing Indebtedness or Capital Stock of a Person acquired by Great Lakes or any of its Restricted Subsidiaries as in effect at the time of acquisition (except to the extent the Indebtedness was incurred in connection with or in contemplation of the acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, the Indebtedness was permitted by the terms of the indenture to be incurred;

        (6)   customary non-assignment provisions in leases, licenses, charters or other similar agreements entered into in the ordinary course of business;

        (7)   purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (3) above on the property so acquired;

        (8)   any agreement for the sale of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale;

        (9)   Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

        (10) secured Indebtedness otherwise permitted to be incurred pursuant to the provisions of the covenant described above under the caption "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock" and "—Limitation on Liens" that limits the right of the debtor to dispose of the assets (including any insurance, leases and charters relating to such assets, and any proceeds thereof) securing the Indebtedness;

        (11) provisions with respect to the disposition or distribution of assets or property in joint venture agreements and other similar agreements entered into in the ordinary course of business;

        (12) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

        (13) mortgage, construction, purchase money or similar financings that imposes restrictions on the transfer of the property acquired, constructed repaired or improved;

        (14) encumbrances or restrictions imposed by amendments to the contracts, agreements or obligations referred to in the foregoing clauses (1), (3), (5), (6), (7), (8), (10), (11) and (13), provided that the amendments are not materially more restrictive than the agreement so amended;

        (15) any other agreement, instrument or document relating to Senior Debt hereafter in effect, provided, that the terms and conditions of such encumbrances or restrictions are not materially more restrictive taken as a whole than those encumbrances or restrictions imposed in connection with the New Credit Facility as in effect on the date of the indenture (which may result in encumbrances or restrictions upon a Restricted Subsidiary so long as such encumbrances or restrictions are not materially more restrictive taken as a whole than the comparable restriction that is applicable to Great Lakes); or

        (16) encumbrances or restrictions contained in any Indebtedness incurred by a Foreign Restricted Subsidiary that apply only to such Foreign Restricted Subsidiary.

Limitation on Mergers, Consolidations or Sales of Assets

        Great Lakes will not consolidate or merge with or into (whether or not Great Lakes is the surviving corporation), or sell, assign, transfer, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another Person unless:

         (1)  Great Lakes is the surviving corporation or the entity or the Person formed by or surviving the consolidation or merger (if other than Great Lakes) or to which the sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation, limited liability company or partnership organized or existing under the laws of the United States, any individual state or the District of Columbia; provided, however, that if such Person is a limited liability company or partnership, a corporate Wholly-Owned Restricted Subsidiary of such Person becomes a co-issuer of the notes in connection therewith;

         (2)  the entity or Person formed by or surviving any consolidation or merger (if other than Great Lakes) or the entity or Person to which the sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the then existing obligations of Great Lakes under the Registration Rights Agreement (as defined), the notes and the indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the trustee;

         (3)  immediately after the transaction no Default or Event of Default exists; and

         (4)  except in the case of a merger or consolidation of Great Lakes with or into a Wholly Owned Subsidiary of Great Lakes, Great Lakes or the Person formed by or surviving the consolidation or merger (if other than Great Lakes), or to which the sale, assignment, transfer, lease, conveyance or other disposition shall have been made will, at the time of the transaction and after giving pro forma effect to it as if the transaction had occurred at the beginning of the applicable four-quarter period, (A) be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock" or (B) have a Fixed Charge Coverage Ratio that is better than the Fixed Charge Coverage Ratio of Great Lakes without giving effect to the transaction.

        Great Lakes will not, directly or indirectly, lease all or substantially all of its properties or assets to any Person. This "Merger, Consolidation or Sale of Assets" covenant will not apply to (i) the Merger in connection with the Transactions or (ii) any sale, assignment, transfer, conveyance or other disposition of assets (including by way of merger or consolidation) between or among Great Lakes and any of its Wholly Owned Restricted Subsidiaries that are Subsidiary Guarantors.

        Upon any consolidation or merger, or any sale, assignment, transfer, conveyance or other disposition by Great Lakes (other than by lease) of all or substantially all of the properties and assets of Great Lakes, in accordance with this covenant, the successor Person formed by such consolidation or into which Great Lakes is merged or to which such transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, Great Lakes under the indenture and the notes. In the event of any such transfer (other than a transfer of less than all of the properties and assets of Great Lakes), the predecessor Company shall be released and discharged from all liabilities and obligations in respect of the notes and the indenture, and the predecessor Company may be dissolved, wound up or liquidated at any time thereafter.

Limitation on Transactions with Affiliates

        Great Lakes will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate, each, an "Affiliate Transaction," unless:

         (1)  the Affiliate Transaction is on terms that are no less favorable to Great Lakes or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by Great Lakes or Restricted Subsidiary with an unrelated Person, and

         (2)  Great Lakes delivers to the trustee:

  •
  with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $2.0 million, a resolution of the Board of Directors of Great Lakes set forth in an Officers' Certificate certifying that the Affiliate Transaction complies with clause (i) above and that the Affiliate Transaction has been approved by a majority of the members of the Board of Directors of Great Lakes (and, if there are disinterested directors, a majority thereof) and

  •
  with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, an opinion as to the fairness to Great Lakes or such Restricted Subsidiary of the Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

        Notwithstanding the preceding provisions of this covenant, the following items shall not be deemed to be Affiliate Transactions:

         (1)  any employment agreement, compensation, employee benefit arrangements and incentive arrangements or indemnification agreement or arrangement with any officer, director, member or employee entered into by Great Lakes or any of its Restricted Subsidiaries in the ordinary course of business of Great Lakes or the Restricted Subsidiary;

         (2)  transactions between or among Great Lakes and/or its Restricted Subsidiaries;

         (3)  payment of reasonable directors fees and customary indemnification agreements with directors and officers of Great Lakes and its Restricted Subsidiaries or any direct or indirect parent of Great Lakes;

         (4)  Restricted Payments that are permitted by the provisions of the indenture described above under the caption "—Restricted Payments";

         (5)  loans and advances to officers, directors and employees of Great Lakes or any Restricted Subsidiary for travel, entertainment, moving and other relocation expenses, in each case made in the ordinary course of business;

         (6)  transactions pursuant to the Merger Agreement, including the payment of all fees and expenses described in this offering memorandum under "Certain Relationships and Related Transactions," in each case, as in effect on the date of the indenture;

         (7)  transactions with a Person (other than an Unrestricted Subsidiary of Great Lakes) that is an Affiliate of Great Lakes solely because Great Lakes owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

         (8)  the issuance of Equity Interests (other than Disqualified Stock) of Great Lakes to any direct or indirect parent of Great Lakes or any Principal;

         (9)  transactions with customers, clients, suppliers or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the indenture that are on terms no less favorable than those that would have been obtained in a comparable transaction with an unrelated party or on terms that are approved by the Board of Directors of Great Lakes, including a majority of the disinterested directors, if any;

       (10)  transactions pursuant to any contract or agreement described under the caption "—Certain Relationships and Related Transactions", as in effect on the date of the indenture, in each case as amended, modified or replaced from time to time so long as the amended, modified or new agreements, taken as a whole, are no less favorable to Great Lakes and its Restricted Subsidiaries than those in effect on the date of the indenture;

       (11)  so long as no Default or Event of Default that has occurred and is continuing, the payment of customary annual fees and related expenses to Madison Dearborn Partners and its Affiliates; provided that such fees shall not, in the aggregate, exceed $1.0 million (plus out-of-pocket expenses) in any twelve-month period commencing after the date of the indenture;

       (12)  so long as no Default or Event of Default has occurred and is continuing, the payment of customary transaction, management, consulting and advisory fees and related expenses to Madison Dearborn Partners and its Affiliates made pursuant to financial advisory, financing, underwriting or replacement agreements or in respect of other investment banking entities, including, without limitation, in connection with acquisitions or divestitures, in each case, which payments are reasonably related to the services performed and approved by a majority of the members of the Board of Directors not affiliated with Madison Dearborn Partners; and

       (13)  any payments or other transactions pursuant to any tax-sharing agreement between Great Lakes and any other Person with which Great Lakes files a consolidated tax return or with which Great Lakes is part of a consolidated group for tax purposes.

Limitation on Business Activities

        Great Lakes will not, and will not permit any Restricted Subsidiary to, engage in any business other than Permitted Businesses, except to the extent as would not be material to Great Lakes and its Restricted Subsidiaries taken as a whole.

Limitation on Payments for Consent

        Neither Great Lakes nor any of its Restricted Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless the consideration is offered to be paid or is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to the consent, waiver or agreement.

Limitation on Additional Subsidiary Guarantees

        If Great Lakes or any of its Restricted Subsidiaries acquires or creates another domestic Subsidiary after the date of the indenture that at any time is or becomes a Material Subsidiary, then, unless that Subsidiary is properly designated as an Unrestricted Subsidiary, the newly acquired or created Subsidiary shall become a Subsidiary Guarantor and execute a supplemental indenture and deliver an opinion of counsel, in accordance with the terms of the indenture within 20 business days of the first date after which it was acquired or created and constitutes a Material Subsidiary.

Limitations on Issuances of Guarantees of Indebtedness

        Each Restricted Subsidiary may Guarantee the Obligations under the New Credit Facility and any other Indebtedness of Great Lakes or a Subsidiary Guarantor provided that, if the Restricted Subsidiary is not a Subsidiary Guarantor, the Restricted Subsidiary will be obligated to execute and deliver a supplemental indenture to the indenture providing for the Guarantee of the payment of the notes by the Restricted Subsidiary, which Guarantee shall be senior to or pari passu with the

Subsidiary's Guarantee of the other Indebtedness, unless the other Indebtedness is Senior Debt, in which case the Guarantee of the notes may be subordinated to the Guarantee of the Senior Debt to the same extent as the notes are subordinated to the Senior Debt. Any such Subsidiary Guarantee shall provide by its terms that it shall be automatically and unconditionally released and discharged as described above under "—Limitation on Subsidiary Guarantees."

Reports

        Whether or not required by the rules and regulations of the Commission, so long as any notes are outstanding, Great Lakes will furnish to the holders of notes:

         (1)  all quarterly and annual financial and other information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if Great Lakes was required to file these Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" that describes the financial condition and results of operations of Great Lakes and its consolidated Subsidiaries (showing in reasonable detail, either on the face of the financial statements or in the footnotes, the financial condition and results of operations of Great Lakes and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of Great Lakes) and, with respect to the annual information only, a report thereon by Great Lakes' certified independent accountants; and

         (2)  all current reports that would be required to be filed with the Commission on Form 8-K if Great Lakes were required to file these reports, in each case within the time periods specified in the Commission's rules and regulations;

provided, however, that Great Lakes will not be required to furnish such information to the trustee or the registered holders of the notes to the extent such information is electronically filed with the Commission and is electronically available to the public free of cost. Notwithstanding the foregoing, such requirements shall be deemed satisfied prior to the commencement of the exchange offer or the effectiveness of the shelf registration statement by the filing with the Commission of the exchange offer registration statement and/or shelf registration statement, and any amendments thereto, with such financial information that satisfies Regulation S-X of the Securities Act.

        In addition, following the consummation of the Exchange Offer, whether or not required by the rules and regulations of the Commission, Great Lakes will file a copy of all such information and reports with the Commission for public availability within the time periods specified in the Commission's rules and regulations (unless the Commission will not accept the filing) and make such information available to securities analysts and prospective investors upon request.

        In addition, (1) at all times the Commission does not accept the filings provided for in the preceding sentence or (2) the filings provided for in the preceding sentence do not contain the information required to be delivered upon request pursuant to Rule 144A(d)(4) under the Securities Act, then, in each case, Great Lakes has agreed that, for so long as any notes remain outstanding, it will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

        The indenture provides that each of the following constitutes an Event of Default:

         (1)  default for 30 days in the payment when due of interest on, or Liquidated Damages with respect to, the notes (whether or not permitted by the subordination provisions of the indenture);

         (2)  default in payment when due of the principal of or premium, if any, on the notes (whether or not permitted by the subordination provisions of the indenture);

         (3)  failure by Great Lakes or any of its Restricted Subsidiaries to comply with the provisions described under the caption "—Repurchase at the Option of Holders—Change of Control";

         (4)  failure by Great Lakes or any of its Restricted Subsidiaries for 60 days after notice by the trustee or by the holders of at least 25% in principal amount of notes then outstanding to comply with any of its other agreements in the indenture or the notes;

         (5)  default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Great Lakes or any of its Restricted Subsidiaries (or the payment of which is guaranteed by Great Lakes or any of its Restricted Subsidiaries) whether the Indebtedness or guarantee now exists, or is created after the date of the indenture, which default

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  is caused by a failure to pay principal on such Indebtedness at final stated maturity prior to the expiration of the grace period provided in the Indebtedness on the date of the default (a "Payment Default") or

  •
  results in the acceleration of the Indebtedness prior to its stated maturity and, in each case, the principal amount of any Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated (after giving effect to any applicable grace period), aggregates $10.0 million or more;

         (6)  failure by Great Lakes or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $10.0 million (net of any amount with respect to which a reputable insurance company with assets over $100.0 million has acknowledged liability in writing), which judgments are not paid, discharged or stayed for a period of 60 days after their entry;

         (7)  certain events of bankruptcy or insolvency with respect to Great Lakes or any of its Significant Subsidiaries; and

         (8)  except as permitted by the indenture, any Subsidiary Guarantee of any Significant Subsidiary (or group of Subsidiary Guarantors that, collectively, would be a Significant Subsidiary) shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Subsidiary Guarantor that is a Significant Subsidiary (or group of Subsidiary Guarantors that, collectively, would be a Significant Subsidiary), or any Person acting on behalf of any Subsidiary Guarantor (or group of Subsidiary Guarantors) that is a Significant Subsidiary, shall deny or disaffirm its obligations under its Subsidiary Guarantee.

        If any Event of Default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to Great Lakes, any Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable without further action or notice. Holders of the notes may not enforce the indenture or the notes except as provided in the indenture.

        Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. However, the trustee may refuse to follow any direction that conflicts with law or the indenture, that may involve the trustee in personal liability, or that the trustee determines in good faith may be unduly prejudicial to the rights of holders of notes not joining in the giving of such direction, and may take any other action it deems proper that is not inconsistent with any such direction received from holders of notes. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default (except a Default or

Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

        Upon a declaration of acceleration, such principal and interest will become due and payable upon the earlier to occur of (x) the 5th day after notice thereof has been given to holders of Designated Senior Debt and (y) the date on which all of the Designated Senior Debt has been accelerated. In the event of a declaration of acceleration of the notes because an Event of Default has occurred and is continuing as a result of the acceleration of any Indebtedness described in clause (v) of the preceding paragraph (excluding any resulting payment default under the indenture or the notes), the declaration of acceleration of the notes shall be automatically annulled if the holders of all Indebtedness described in clause (v) have rescinded the declaration of acceleration in respect of such Indebtedness within 20 days of the date of such declaration, and if the annulment of the acceleration of the notes would not conflict with any judgment or decree of a court of competent jurisdiction, and all existing Events of Default, except non-payment of principal or interest on the notes that became due solely because of the acceleration of the notes, have been cured or waived.

        The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may on behalf of the holders of all of the notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, premium or Liquidated Damages, if any, on the notes. The holders of a majority in principal amount of the outstanding notes by written notice to Great Lakes and to the trustee may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if:

        (1)   all existing Events of Default, other than the nonpayment of the principal of, premium, or Liquidated Damages if any, and interest on the notes that have become due solely by the declaration of acceleration, have been cured or waived; and

        (2)   the rescission would not conflict with any judgment or decree of a court of competent jurisdiction.

        A holder may not institute any proceeding, judicial or otherwise, with respect to the indenture or the notes, or for the appointment of a receiver or trustee, or for any other remedy under the indenture or the notes, unless:

        (1)   the holder has previously given to the trustee written notice of a continuing Event of Default;

        (2)   holders of at least 25% in aggregate principal amount of outstanding notes have made written request to the trustee to institute proceedings in respect of the Event of Default in its own name as trustee under the indenture;

        (3)   holders have offered to the trustee indemnity reasonably satisfactory to the trustee against any costs, liabilities or expenses to be incurred in compliance with such request;

        (4)   the trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

        (5)   during such 60-day period, the holders of a majority in aggregate principal amount of the outstanding notes have not given the trustee a direction that is inconsistent with such written request.

        Notwithstanding anything to the contrary, the right of a holder of a note to receive payment of principal of or interest on its note on or after the Stated Maturities thereof, or to bring suit for the enforcement of any such payment on or after such dates, may not be impaired or affected without the consent of that holder.

        Great Lakes is required to deliver to the trustee annually a statement regarding compliance with the indenture, and Great Lakes is required upon becoming aware of any Default or Event of Default, to deliver to the trustee a statement specifying the Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

        No director, officer, employee, incorporator or stockholder of Great Lakes shall have any liability for any obligations of Great Lakes under the notes, the indenture or the Subsidiary Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that this type of waiver is against public policy.

Legal Defeasance and Covenant Defeasance

        Great Lakes may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Subsidiary Guarantees ("Legal Defeasance") except for:

          (1)   the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest or premium and Liquidated Damages, if any, on such notes when such payments are due from the trust referred to below;

          (2)   Great Lakes' obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

          (3)   the rights, powers, trusts, duties and immunities of the trustee, and Great Lakes' and the Guarantors' obligations in connection therewith; and

          (4)   the Legal Defeasance provisions of the indenture.

        In addition, Great Lakes may, at its option and at any time, elect to have the obligations of Great Lakes and the Guarantors released with respect to certain covenants that are described in the indenture ("Covenant Defeasance") and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default and Remedies" will no longer constitute an Event of Default with respect to the notes.

        In order to exercise either Legal Defeasance or Covenant Defeasance:

          (1)   Great Lakes must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, and interest and premium and Liquidated Damages, if any, on, the outstanding notes on the stated maturity or on the applicable redemption date, as the case may be, and Great Lakes must specify whether the notes are being defeased to maturity or to a particular redemption date;

          (2)   in the case of Legal Defeasance, Great Lakes has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) Great Lakes has received from the Internal Revenue Service a ruling directed to it or (b) since the date of the indenture, there has been a change in the applicable federal income tax law (including by reason of a published ruling from the Internal Revenue Service), in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

          (3)   in the case of Covenant Defeasance, Great Lakes has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

          (4)   no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

          (5)   such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the indenture) to which Great Lakes or any of its Subsidiaries is a party or by which Great Lakes or any of its Subsidiaries is bound;

          (6)   Great Lakes must deliver to the trustee an officers' certificate stating that the deposit was not made by Great Lakes with the intent of preferring the holders of notes over the other creditors of Great Lakes with the intent of defeating, hindering, delaying or defrauding creditors of Great Lakes or others; and

          (7)   Great Lakes must deliver to the trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

        Except as provided in the next two succeeding paragraphs, the indenture, the Subsidiary Guarantees or the notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing Default or compliance with any provision of the indenture, the notes or the Subsidiary Guarantees may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

        Without the consent of each holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting holder):

         (1)  reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

         (2)  reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption or repurchase of the notes (other than provisions relating to the covenants described above under the caption "—Repurchase at the Option of Holders");

         (3)  reduce the rate of or change the time for payment of interest on any note;

         (4)  waive a Default or Event of Default in the payment of principal of or premium or Liquidated Damages, if any, or interest on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from the acceleration);

         (5)  make any note payable in money other than that stated in the notes;

         (6)  make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of or premium, if any, or interest on the notes;

         (7)  waive a redemption or repurchase payment with respect to any note (other than a payment required by one of the covenants described above under the caption "—Repurchase at the Option of Holders");

         (8)  release any Subsidiary Guarantor from any of its obligations under its Subsidiary Guarantee or the indenture, except in accordance with the terms of the indenture; or

         (9)  make any change in the foregoing amendment and waiver provisions.

        In addition, any amendment to the provisions of the indenture relating to subordination will require the consent of the holders of at least 75% in aggregate principal amount of the notes then outstanding if that amendment would adversely affect the rights of holders of the notes.

        Notwithstanding the foregoing, without the consent of any holder of notes, the Subsidiary Guarantors, Great Lakes and the trustee may amend or supplement the indenture, the Subsidiary Guarantees or the notes:

        (1)   to cure any ambiguity, defect or inconsistency;

        (2)   to provide for uncertificated notes in addition to or in place of certificated notes;

        (3)   to provide for the assumption of Great Lakes' or a Subsidiary Guarantor's obligations to holders of notes in the case of a merger or consolidation or sale of all or substantially all of Great Lakes' assets;

        (4)   to provide for the issuance of additional notes in accordance with the provisions set forth in the indenture on the date of the indenture;

        (5)   to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any holder;

        (6)   to comply with requirements of the Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

        (7)   to allow any Subsidiary Guarantor to guarantee the notes; or

        (8)   to conform any provision of the indenture to this "Description of the Notes."

Satisfaction and Discharge

        The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

        (1)   either:

          (a)   all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to Great Lakes, have been delivered to the trustee for cancellation; or

          (b)   all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year, and Great Lakes has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the notes not delivered to the trustee for cancellation for principal, premium and Liquidated Damages, if any, and accrued interest to the date of maturity or redemption;

        (2)   no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which Great Lakes or any Guarantor is a party or by which Great Lakes or any Guarantor is bound;

        (3)   Great Lakes has paid or caused to be paid all sums payable by it under the indenture; and

        (4)   Great Lakes has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be.

        In addition, Great Lakes must deliver an officers' certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

        The indenture contains limitations on the rights of the trustee, should it become a creditor of Great Lakes, to obtain payment of claims in certain cases, or to realize on property received in respect of any claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate the conflict within 90 days, apply to the Commission for permission to continue or resign.

        The holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to exceptions defined in the indenture. The indenture will provide that in case an Event of Default shall occur (which shall not be cured), the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to these provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless the holder shall have offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Methods of Receiving Payments on the Notes

        Great Lakes will make all principal, premium and Liquidated Damages, if any, and interest on the notes will be payable at the office or agency of Great Lakes maintained for this purpose within the City and State of New York or, at the option of Great Lakes, payment of principal, premium, interest and Liquidated Damages, if any, may be made by check mailed to the holders of the notes at their respective addresses set forth in the register of holders of notes; provided that all payments of principal, premium, interest and Liquidated Damages, if any, with respect to notes the holders of which have given wire transfer instructions to Great Lakes will be required to be made by wire transfer of immediately available funds to the accounts specified by the holders of the notes. Until otherwise designated by Great Lakes, Great Lakes' office or agency in New York will be the office of the trustee maintained for this purpose. Under the indenture, Great Lakes and the trustee will treat the Persons in whose name the notes are registered as a holder. Consequently, owners of a beneficial interest in a global note will not be considered a holder under the indenture. See "—Depositary Procedures."

Paying Agent and Registrar for the Notes

        The trustee under the Indenture is the paying agent and registrar with regard to the notes. Great Lakes may change the paying agent or registrar without prior notice to the holders of the notes, and Great Lakes or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

        A holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a holder to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. Great Lakes is not required to transfer or exchange any note selected for redemption. Also, Great Lakes is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Additional Information

        Anyone who receives this prospectus may obtain a copy of the indenture without charge by writing to Great Lakes at 2122 York Road, Oak Brook, Illinois 60523, Attention: Chief Financial Officer.

Certain Definitions

        Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for the definition of other capitalized terms used in this document for which no definition is provided below.

        "Acquired Debt" means, with respect to any specified Person:

  •
  Indebtedness of any other Person existing at the time the other Person is merged with or into or became a Subsidiary of the specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, the other Person merging with or into or becoming a Subsidiary of the specified Person, and

  •
  Indebtedness secured by a Lien encumbering any asset acquired by the specified Person.

        "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with the specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control.

        "Asset Sale" means

         (1)  the sale, lease, conveyance or other disposition of any assets or rights (including, without limitation, by way of a sale and leaseback) other than sales of inventory in the ordinary course of business consistent with past practices (provided that the sale, conveyance or other disposition of all or substantially all of the assets of Great Lakes and its Subsidiaries, taken as a whole, will be governed by the provisions of the indenture described above under the caption "—Repurchase at the Option of Holders—Change of Control" and/or the provisions described above under the caption "—Merger, Consolidation or Sale of Assets" and not by the provisions of the "—Repurchase at the Option of Holders—Asset Sales" covenant), and

         (2)  the issue or sale by any Restricted Subsidiary of Equity Interests of any of Great Lakes' Subsidiaries,

        in the case of either clause (1) or (2), whether in a single transaction or a series of related transactions (A) that involve assets or Equity Interests that have a fair market value in excess of $2.0 million or (B) for net proceeds in excess of $2.0 million.

        Notwithstanding the foregoing, the following items shall not be deemed to be Asset Sales:

         (1)  a transfer of assets by Great Lakes to a Restricted Subsidiary or by a Restricted Subsidiary to Great Lakes or to another Restricted Subsidiary;

         (2)  an issuance, sale, transfer or other disposition of Equity Interests by a Restricted Subsidiary to Great Lakes or to another Restricted Subsidiary;

         (3)  a Restricted Payment that is permitted by the covenant described above under the caption "—Restricted Payments," or a Permitted Investment;

         (4)  the sale and leaseback of any assets within 180 days of the date of acquisition or completion of construction of such assets;

         (5)  the sale or other disposition of assets that have become worn out, obsolete or damaged or no longer used or useful in the business of Great Lakes or any Restricted Subsidiary, as the case may be, in the ordinary course of business;

         (6)  bare-boat charters, leases or licenses entered into in the ordinary course of business for a term not to exceed 12 months;

         (7)  the sale or other disposition of cash or Cash Equivalents;

         (8)  the sale or lease of products or services or the licensing of intellectual property, in each case in the ordinary course of business; and

         (9)  the sale for fair market value (as determined by Great Lake's chief financial officer, as set forth in an officer's certificate to the trustee if such fair market value exceeds $2.0 million) of accounts receivables that are generated from operations conducted outside the United States by Great Lakes or any Restricted Subsidiary.

        "Bonding Agreement" means the Third Amended and Restated Underwriting and Continuing Indemnity Agreement by and among Great Lakes, certain of its Subsidiaries and Travelers Casualty and Surety Company and Travelers Casualty and Surety Company of America, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

        "Capital Lease Obligation" means, at the time any determination of a capital lease obligation is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

        "Capital Stock" means

         (1)  in the case of a corporation, corporate stock,

         (2)  in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock,

         (3)  in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

         (4)  any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

        "Cash Equivalents" means

         (1)  United States dollars or money in other currencies received in the ordinary course of business;

         (2)  obligations issued or guaranteed by the United States government or any agency of the United States (provided that the full faith and credit of the United States is pledged in support) having maturities of not more than one year from the date of acquisition;

         (3)  certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers' acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank having capital and surplus in excess of $500 million;

         (4)  repurchase obligations with a term of not more than thirty days for underlying securities of the types described in clauses (2) and (3) above entered into with any institution meeting the qualifications specified in clause (3) above;

         (5)  obligations issued by any state of the United States of America or any political subdivision of any such state maturing within one year from the date of acquisition and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor's Corporation ("S&P") or Moody's Investors Service, Inc. ("Moody's");

         (6)  commercial paper having one of the two highest rating obtainable from Moody's or S&P and in each case maturing within one year after the date of acquisition;

         (7)  money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (6) of this definition;

         (8)  short-term asset management accounts offered by any lender under Credit Facilities for the purpose of investing in notes issued by a corporation (other than Great Lakes or any Affiliate of Great Lakes) organized under the laws of any state of the United States or of the District of Columbia and rated A-2 or higher by S&P, or P-2 or higher by Moody's;

         (9)  securities with maturities of one year or less from the date of acquisition issued or fully and unconditionally guaranteed by any state, commonwealth or territory of the United States of America or the federal government of Canada, or by any political subdivision or taxing authority thereof, and having one of the two highest ratings obtainable from S&P or Moody's;

       (10)  time or demand deposits with any bank or trust company;

       (11)  participation in loans made to a borrower (other than an Affiliate of Great Lakes) with a debt rating of A-2 or higher from S&P, or P-2 or higher from Moody's; provided, however, that such loans must mature within one year from the date such participation is purchased;

       (12)  bonds issued by a municipality or governmental agency and rated not lower than BBB by S&P, or Baa2 by Moody's and purchased by Great Lakes or any of its Subsidiaries in the ordinary course of its business in connection with retainage under contracts with its customers; and

       (13)  in the case of foreign Subsidiaries, short term investments comparable to the foregoing.

        "Change of Control" means the occurrence of any of the following:

  (1)
  the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of Great Lakes and its Subsidiaries (determined on a consolidated basis), in each case, to any "person" (as that term is used in Section 13(d)(3) of the Exchange Act) other than Great

    Lakes or a Wholly Owned Restricted Subsidiary or any Principal or a Related Party of a Principal (as defined below);

  (2)
  the adoption of a plan relating to the liquidation or dissolution of Great Lakes (other than in a transaction which complies with the provisions described under "—Merger, Consolidation or Sale of Assets");

  (3)
  the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" (as defined above), other than one or more Principals or their Related Parties, becomes the "beneficial owner" (as that term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that a person shall be deemed to have "beneficial ownership" of all securities that person has the right to acquire, whether the right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition), directly or indirectly, of more than 50% of the Voting Stock of Great Lakes (measured by voting power rather than number of shares); or

  (4)
  the first day on which a majority of the members of the Board of Directors of Great Lakes are not Continuing Directors.

        The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance, or other disposition of "all or substantially all" of the assets of Great Lakes and its Subsidiaries (determined on a consolidated basis). Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under New York law, which is the law governing the indenture. Accordingly, the ability of a holder of notes to require Great Lakes to repurchase notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Great Lakes and its Subsidiaries taken as a whole to another Person or group may be uncertain.

        "Commission" means the Securities and Exchange Commission, as from time to time constituted, created under the Securities Exchange Act of 1934, as amended, or if at any time after the execution and delivery of the indenture such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties on such date

        "Consolidated Cash Flow" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus

         (1)  an amount equal to any extraordinary or nonrecurring loss (including any loss on extinguishment or conversion of Indebtedness) plus any net loss realized in connection with an Asset Sale (without giving effect to the $2.0 million threshold provided in the definition thereof), to the extent those losses were deducted in computing the Consolidated Net Income, plus

         (2)  provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing the Consolidated Net Income, plus

         (3)  consolidated Fixed Charges to the extent that any such Fixed Charges were deducted in computing the Consolidated Net Income, plus

         (4)  depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash items (excluding any non-cash item to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash items were deducted in computing the Consolidated Net Income, plus

         (5)  the amount of any minority interest expense attributable to the 15% equity interest of NASDI not owned by Great Lakes to the extent deducted in computing Consolidated Net Income for so long as the intercompany note between Great Lakes and NASDI shall be in effect, minus

         (6)  non-cash items increasing the Consolidated Net Income for such period other than (A) accrual of revenue in the ordinary course of business and (B) reversals of prior accruals or reserves for cash items previously excluded from Consolidated Cash Flow pursuant to clause (4) of this definition, in each case, on a consolidated basis and determined in accordance with GAAP.

        "Consolidated Leverage Ratio" as of any date of determination means, the ratio of (x) consolidated Indebtedness of Great Lakes and its Restricted Subsidiaries as of the end of the most recent fiscal quarter for which internal financial statements are available to (y) the aggregate amount of Consolidated Cash Flow of Great Lakes and its Restricted Subsidiaries for the period of the most recent four consecutive quarters for which internal financial statements are available, in each case with such pro forma adjustments to consolidated Indebtedness and Consolidated Cash Flow as are appropriate and consistent with the pro forma provisions set forth in the definition of Fixed Charge Coverage Ratio.

        "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that

         (1)  the Net Income of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or its Restricted Subsidiary;

         (2)  the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

         (3)  the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded;

         (4)  the cumulative effect of a change in accounting principles shall be excluded,

         (5)  the Net Income of any Unrestricted Subsidiary shall be excluded, whether or not distributed to Great Lakes or one of its Subsidiaries,

         (6)  any non-cash goodwill or other intangible asset impairment charges incurred subsequent to the date of the indenture resulting from the application of SFAS No. 142 shall be excluded;

         (7)  any non-cash compensation charges, including any such charges arising from stock options, restricted stock grants or other equity-incentive programs shall be excluded;

         (8)  the charge related to the impairment of the land use rights pertaining to Great Lake's disposal sites in New Jersey shall be excluded; and

         (9)  any increase in amortization or depreciation expense or any one-time non-cash charges resulting from purchase accounting or any non-recurring costs and expenses incurred in connection with the Transactions or any acquisition that is consummated after the date of the indenture shall be excluded.

        "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of Great Lakes who (1) was a member of the Board of Directors on the date of the indenture and after giving effect to the acquisition of Great Lakes pursuant to the Merger Agreement or (2) was nominated for election or elected to the Board of Directors with the approval of a majority of the Continuing Directors who were members of the Board at the time of the nomination or election or was otherwise designated by a Principal or a Related Party of a Principal.

        "Credit Facilities" means, with respect to Great Lakes or its Restricted Subsidiaries, one or more debt facilities (including, without limitation, the New Credit Facility) or commercial paper facilities or indentures with banks or other institutional lenders or a trustee providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit or issuance of debt securities to institutional investors, in each case, as increased as permitted by the terms of the indenture, and amended, restated, modified, renewed, refunded, replaced, restated, substituted or refinanced in whole or in part from time to time.

        "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

        "Designated Noncash Consideration" means any non-cash consideration received by Great Lakes or one of its Restricted Subsidiaries in connection with an Asset Sale that is designated as Designated Noncash Consideration pursuant to an Officers' Certificate executed by the Chief Financial Officer of Great Lakes. Such Officers' Certificate shall state the basis of such valuation. A particular item of Designated Noncash Consideration shall no longer be considered to be outstanding to the extent it has been sold or liquidated for cash (but only to the extent of the cash received).

        "Designated Senior Debt" means

  •
  any Obligations outstanding under the New Credit Facility (including letters of credit);

  •
  any Permitted Bonding Obligation; and

  •
  any other Senior Debt permitted under the indenture the principal amount of which is $25.0 million or more and that has been designated by Great Lakes as "Designated Senior Debt." Notwithstanding the foregoing, Indebtedness under the New Credit Facility shall be deemed outstanding for purposes of this definition at all times when the lenders thereunder have an effective commitment to extend credit thereunder, regardless of whether any such Indebtedness is actually outstanding at that time.

        "Designated Vessels" means the dredge "New York," the dredge "Victoria Island," the "BTS-401 and BTS-402 Scows," the "Bottom-Dump Barges G.L.61, G.L.62 and G.L.65," the dredge "Texas" and the dredge "Pontchartrain" and ancillary equipment related thereto.

        "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, at the option of the holder), or upon the happening of any event (other than optional redemption by Great Lakes thereof), matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature; provided, however, that any Capital Stock that would constitute Disqualified Stock solely because the holders have the right to require Great Lakes to repurchase the Capital Stock upon the occurrence of a Change of Control or an Asset Sale shall not constitute Disqualified Stock if the terms of the Capital Stock provide that Great Lakes may not repurchase or redeem any such Capital Stock pursuant to such provisions unless the repurchase or redemption complies with the covenant described above under the caption "—Certain Covenants—Restricted Payments."

        "Domestic Subsidiary" means any Restricted Subsidiary of Great Lakes that was formed under the laws of the United States or any state of the United States or the District of Columbia.

        "Equipment Financing Facility" means that credit agreement by and between GLDD and General Electric Capital Corporation, providing for up to $23.4 million of term borrowings.

        "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

        "Equity Offering" means a public or private offering or sale of Equity Interests (other than Disqualified Stock) of Great Lakes or a direct or indirect parent of Great Lakes (so long as the net proceeds thereof are contributed to the common equity capital of Great Lakes).

        "Exchange Notes" means new notes of Great Lakes issued in the Exchange Offer, provided that such new notes have terms substantially identical in all material respects to the notes (except that Exchange Notes will not contain terms with respect to transfer restrictions) for which such offer is being made.

        "Exchange Offer" means the registration by Great Lakes under the Securities Act of the Exchange Notes pursuant to a Registration Statement pursuant to which Great Lakes offers the holders of all outstanding Transfer Restricted Securities the opportunity to exchange all such outstanding Transfer Restricted Securities held by such holders for Exchange Notes in an aggregate principal amount equal to the aggregate principal amount of the Transfer Restricted Securities validly tendered in such exchange offer by such holders.

        "Excluded Contribution" means the net cash proceeds received by Great Lakes after the date of the indenture from (a) contributions to its common equity capital and (b) the sale (other than to a Subsidiary or pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of Great Lakes or any of its Subsidiaries) of Capital Stock (other than Disqualified Stock) of Great Lakes, in each case designated within 60 days of the receipt of such net cash proceeds as Excluded Contributions pursuant to an Officers' Certificate, the cash proceeds of which are excluded from the calculation set forth in the second clause (3) of the first paragraph of the covenant described above under the "—Certain Covenants—Restricted Payments."

        "Existing Indebtedness" means Indebtedness (including Guarantees) of Great Lakes and its Subsidiaries (other than Indebtedness under the New Credit Facility) in existence on the date of the indenture, until permanently repaid.

        "Fixed Charges" means, with respect to any Person for any period, the sum, without duplication, of

         (1)  the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to interest rate Hedging Obligations (but excluding the amortization or write-off of financing fees in connection with the Transactions), net of interest income of such Person and its Restricted Subsidiaries for such period; and

         (2)  the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; and

         (3)  any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries (whether or not the Guarantee or Lien is called upon); and

         (4)  the product of (a) all cash dividend payments and non-cash dividend payments on any series of preferred stock and any series of Disqualified Stock, in each case, of such Person or any of its Restricted Subsidiaries, other than dividend payments (x) on Equity Interests payable solely in Equity Interests of Great Lakes (other than Disqualified Stock) or (y) to Great Lakes or a Subsidiary Guarantor, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

        "Fixed Charge Coverage Ratio" means with respect to any Person for any period, the ratio of the Consolidated Cash Flow to the Fixed Charges of such Person for such period. In the event that the referent Person or any of its Restricted Subsidiaries incurs, assumes, Guarantees, repays or redeems any Indebtedness (other than repayment of revolving credit borrowings that are not accompanied by a permanent reduction in the commitment amount) or issues or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee or redemption of Indebtedness, or such issuance or redemption of preferred stock, as if the same had occurred at the beginning of the applicable four-quarter reference period. In addition, for purposes of making the computation referred to above,

         (1)  acquisitions and dispositions that have been made by Great Lakes or any of its Restricted Subsidiaries, including through mergers (including the acquisition described in this offering memorandum) or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be given pro forma effect as if they occurred on the first day of the four-quarter reference period in accordance with Regulation S-X under the Securities Act and Consolidated Cash Flow for such reference period shall be calculated without giving effect to clause (iii) of the proviso set forth in the definition of Consolidated Net Income and, in connection with any acquisition (including the acquisition described in this offering memorandum), shall be calculated giving pro forma effect to Pro Forma Cost Savings;

         (2)  the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded in accordance with clause (i) above;

         (3)  the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded in accordance with clause (i) above, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the referent Person or any of its Restricted Subsidiaries following the Calculation Date;

         (4)  Consolidated Cash Flow shall be calculated giving pro forma effect to the creation, designation or redesignation of Restricted and Unrestricted Subsidiaries, as if such creation, designation or redesignation occurred on the first day of the four-quarter reference period; and

         (5)  if any Indebtedness being incurred bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Calculation Date in excess of 12 months).

        "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public

Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the indenture.

        "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements), of all or any part of any Indebtedness.

        "Hedging Obligations" means, with respect to any Person, the obligations of such Person under

  •
  interest rate or currency swap agreements, interest rate cap agreements and interest rate collar agreements,

  •
  other agreements or arrangements designed for the purpose of fixing, hedging or swapping interest rate risk or currency exchange rate risk, and

  •
  commodities purchase and sale agreements and other similar agreements designed for the purpose of fixing, hedging or swapping the price risk related to raw materials or other commodities (including fuel) used by Great Lakes and its Restricted Subsidiaries in the ordinary course of business.

        "Indebtedness" means, with respect to any Person, any indebtedness of such Person, whether or not contingent, in respect of:

         (1)  borrowed money;

         (2)  evidenced by bonds, notes, debentures or similar instruments or letters of credit (or related reimbursement agreements);

         (3)  banker's acceptances;

         (4)  representing Capital Lease Obligations;

         (5)  the balance deferred and unpaid of the purchase price of any property except any such balance that constitutes an accrued expense or trade payable; or

         (6)  representing the net amount owning under any Hedging Obligations relating to interest rate risk,

if and to the extent any of the foregoing (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, as well as all Indebtedness of others secured by a Lien on any asset of such Person (whether or not such Indebtedness is assumed by such Person) and, to the extent not otherwise included, the Guarantee by such Person of any Indebtedness of any other Person.

        "Initial Public Offerings" means the issuance and sale of common equity securities of Great Lakes, or any direct or indirect parent of Great Lakes (but only if the proceeds thereof are contributed to the common equity capital of Great Lakes), pursuant to a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act.

        "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees of Indebtedness or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided that an acquisition of Equity Interests or other securities by Great Lakes or any of its Restricted Subsidiaries for

consideration consisting solely of Equity Interests (other than Disqualified Stock) of Great Lakes shall not be deemed to be an Investment. If Great Lakes or any Restricted Subsidiary of Great Lakes sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of Great Lakes such that, after giving effect to the sale or disposition, such Person is no longer a Restricted Subsidiary of Great Lakes, Great Lakes shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of the Restricted Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption "—Limitation on Restricted Payments."

        "Lease Deficiency Claim" means all obligations and claims arising under the Bareboat Charter Agreement dated as of October 9, 1998 (as amended, restated, supplemented or otherwise modified, the "Charter Agreement") by and between GLDD and Banc of America Leasing & Capital, LLC and the other documents executed in connection therewith (the "Transaction Documents") which remain outstanding after giving effect to (1) the termination of Great Lakes Dredge & Dock Company's obligation to pay basic hire for the dredge which is chartered under the Charter Agreement (the "Dredge"), (2) the sale of the Dredge at public or private sale and (3) the application of the proceeds from such sale to the payment of any outstanding obligations under the Charter Agreement and other Transaction Documents pursuant to the terms thereof.

        "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature of a conditional sale or title retention agreement, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

        "Madison Dearborn Partners" means Madison Dearborn Partners, LLC.

        "Management Investor" means those executive officers of Great Lakes or its Subsidiaries acquiring Equity Interests in any direct or indirect parent company of Great Lakes in connection with the Transactions.

        "Material Subsidiary" means any Domestic Subsidiary that at any time has Total Assets of $500,000 or more.

        "Merger Agreement" means the Agreement and Plan of Merger among GLDD Acquisitions Corp., GLDD Merger Sub, Inc. and Great Lakes, dated as of November 12, 2003, in connection with the sale of all of the outstanding common stock of Great Lakes to GLDD Acquisitions Corp. and the merger of GLDD Merger Sub, Inc. with and into Great Lakes.

        "Net Income" means, with respect to any Person for any period, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of dividends on preferred interests, excluding, however,

  •
  any gain or loss, together with any related provision for taxes on the gain or loss, realized in connection with (1) any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions) (without giving effect to the $2.0 million threshold provided for in the definition thereof) or (2) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries and

  •
  any extraordinary or nonrecurring gain or loss, together with any related provision for taxes on the extraordinary or nonrecurring gain or loss.

        "Net Proceeds" means the aggregate cash proceeds received by Great Lakes or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale (including Designated Noncash Consideration)), net of

         (1)  the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any related relocation expenses;

         (2)  any taxes paid or payable as a result of the asset sale (after taking into account any available tax credits or deductions, any tax sharing arrangements);

         (3)  any reserve for adjustment in respect of the sale price of the asset or assets established in accordance with GAAP;

         (4)  payments made to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale that either (A) is secured by a Lien on the property or assets sold or (B) is required to be paid as a result of such sale;

         (5)  all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Sale; and

         (6)  appropriate amounts to be provided by Great Lakes or any Restricted Subsidiary as a reserve against any liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with Asset Sale, all as determined in conformity with GAAP.

        "New Credit Facility" means that Credit Agreement, dated as of the date of the indenture, by and among Great Lakes, Lehman Brothers Inc. and Credit Suisse First Boston, acting through its Cayman Islands Branch, as joint advisors, joint lead arrangers and joint book runners, Bank of America, N.A., as administrative agent, and the other lenders that are party to the Credit Agreement, initially providing for up to $60.0 million of revolving credit borrowings or letters of credit and $60.3 million of term borrowings, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as increased as permitted by the terms of the indenture, and amended, modified, renewed, restated, refunded, replaced or refinanced from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring (including adding Subsidiaries of Great Lakes as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders or through the issuance of debt securities.

        "Non-Recourse Debt" means Indebtedness

         (1)  as to which neither Great Lakes nor any of its Restricted Subsidiaries

  •
  provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness),

  •
  is directly or indirectly liable (as a guarantor or otherwise), or

  •
  constitutes the lender; and

         (2)  no default with respect to which (including any rights that any holders may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness (other than the notes being offered hereby) of Great Lakes or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause its payment to be accelerated or payable prior to its stated maturity; and

         (3)  as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of Great Lakes or any of its Restricted Subsidiaries.

        "Obligations" means any principal, interest, penalties, fees, indemnifications, costs, expenses, reimbursement obligations, damages and other liabilities and obligations which may arise under or in connection with the New Credit Facility or the bonding agreement or under or in connection with the documentation governing any Indebtedness, and in all cases whether direct or indirect, absolute or contingent, now outstanding or hereafter created, assumed or incurred and including, without limitation, interest accruing subsequent to the filing of a petition in bankruptcy or the commencement of any insolvency, reorganization or similar proceedings at the rate provided in the relevant document, whether or not an allowed claim, and any obligation to redeem or defease any of the foregoing.

        "Permitted Bonding Obligations" means (1) obligations incurred by Great Lakes or any of its Subsidiaries (including Guarantees) with respect to letters of credit, banker acceptances, bid, payment, performance, surety, appeal or similar bonds and completion guarantees in the ordinary course of business and (2) obligations incurred by Great Lakes or any of its Subsidiaries (including Guarantees) under the Bonding Agreement.

        "Permitted Business" means any of the businesses engaged in by Great Lakes and its Restricted Subsidiaries on the date of the indenture and any other reasonably related, complementary or ancillary business or other business that is a reasonable extension or expansion of such businesses.

        "Permitted Investments" means

        (1)   any Investment in Great Lakes or in a Restricted Subsidiary of Great Lakes;

        (2)   any Investment in Cash Equivalents;

        (3)   any Investment by Great Lakes or any Restricted Subsidiary of Great Lakes in a Person, if as a result of such Investment (i) such Person becomes a Restricted Subsidiary of Great Lakes or (ii) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Great Lakes or a Restricted Subsidiary of Great Lakes;

        (4)   any Investment made as a result of the receipt of assets not constituting Cash Equivalents from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "—Repurchase at the Option of Holders—Asset Sales;"

        (5)   any acquisition of assets solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of Great Lakes;

        (6)   other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (6) that are at the time outstanding, not to exceed $20.0 million, provided, however, that if an Investment pursuant to this clause (6) is made in any Person that is not a Restricted Subsidiary of Great Lakes at the date of the making of the Investment and such person becomes a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above, and shall cease to have been made pursuant to this clause (6);

        (7)   Investments received in settlement, compromise or resolution of: (a) obligations of trade creditors, suppliers or customers that were incurred in the ordinary course of business of the Great Lakes or any of its Subsidiaries including pursuant to a plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors, suppliers or customers or (b) litigation, arbitration or other disputes with Persons;

        (8)   Investments existing on the date of the indenture;

        (9)   loans and advances to officers, directors, members and employees for business-related travel expenses, moving expenses and other similar expenses, in each case, incurred in the ordinary course of business not to exceed $2.0 million in the aggregate at any time;

        (10) any Hedging Obligation;

        (11) Investments consisting of intercompany loans from Great Lakes and its Restricted Subsidiaries to Restricted Subsidiaries, including Restricted Subsidiaries that are not Subsidiary Guarantors;

        (12) Investments in joint ventures formed in the ordinary course of business for the purpose of bidding and completing specific projects within a Permitted Business in an aggregate amount at any one time outstanding not to exceed $7.5 million;

        (13) Guarantees otherwise permitted by the terms of the indenture; and

        (14) Investments resulting from the acquisition of a Person that at the time of such acquisition held instruments constituting Investments that were not acquired in contemplation of the acquisition of such Person.

        "Permitted Junior Securities" means Equity Interests in Great Lakes or debt securities that are subordinated to all Senior Debt (and any debt securities issued in exchange for Senior Debt) to substantially the same extent as, or to a greater extent than, the notes are subordinated to Senior Debt pursuant to the indenture; provided that no such Equity Interests or debt securities may be issued if the rights of the holders of the Senior Debt are impaired by the issuance in connection with a reorganization, including, without limitation, by reason of such rights being impaired within the meaning of Section 1124 of Title 11 of the United States Code.

        "Permitted Liens" means

         (1)  Liens on assets of Great Lakes and any Restricted Subsidiary securing Senior Debt provided, in each case, that such Indebtedness was permitted by the terms of the indenture to be incurred;

         (2)  Liens in favor of Great Lakes or a Restricted Subsidiary;

         (3)  Liens on property or assets of, or any equity interest in or secured debt of, a Person existing at the time that Person is merged with or into or consolidated with Great Lakes or any Restricted Subsidiary of Great Lakes; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with Great Lakes;

         (4)  Liens on property (including Capital Stock) existing at the time the property was acquired by Great Lakes or any Restricted Subsidiary of Great Lakes, provided that such Liens were in existence prior to the contemplation of the acquisition of property;

         (5)  Liens to secure the performance of statutory obligations, surety or appeal bonds, bid bonds, payment bonds, performance and lien bonds or other obligations of a like nature incurred in the ordinary course of business;

         (6)  Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) or (8) of the second paragraph of the covenant entitled "Incurrence of Indebtedness and Issuance of Disqualified Stock" covering, in the case of such clause (iv), only the assets (including any insurance, leases and charters relating to such assets, and any proceeds thereof) acquired, constructed, repaired or improved with such Indebtedness;

         (7)  Liens existing on the date of the indenture and any renewals or extensions thereof on terms no more restrictive and secured by the same collateral as existing on the date of the indenture;

         (8)  Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

         (9)  Liens on assets of Unrestricted Subsidiaries that secure Non-Recourse Debt of Unrestricted Subsidiaries;

       (10)  Liens incurred in the ordinary course of business of Great Lakes or any Restricted Subsidiary of Great Lakes with respect to obligations that do not exceed $7.5 million at any one time outstanding and that (A) are not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credit in the ordinary course of business) and (B) do not in the aggregate materially detract from the value of the property or materially impair the use of the property in the operation of business by Great Lakes or the Restricted Subsidiary;

       (11)  statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens (including maritime Liens) imposed by law incurred in the ordinary course of business;

       (12)  Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security or similar obligations, or to secure the performance of tenders, statutory or regulatory obligations, surety and appeal bonds, bids, leases, government contracts, payment and performance and return-of-money bonds, bankers' acceptances, and other similar obligations (exclusive of obligations for the payment of borrowed money);

       (13)  judgment or attachment Liens not giving rise to an Event of Default;

       (14)  easements, rights-of-way, municipal and zoning restrictions and other similar charges, title defects, encumbrances or irregularities in respect of real property not interfering in any material respect with the ordinary course of the business of Great Lakes or any of its Restricted Subsidiaries;

       (15)  any interest or title of a lessor under any lease, whether or not characterized as capital or operating; provided that such Liens do not extend to any property or assets which is not leased property subject to such lease;

       (16)  Liens securing Hedging Obligations;

       (17)  Liens securing reimbursement obligations with respect to letters of credit and products and proceeds thereof;

       (18)  Liens securing Permitted Refinancing Indebtedness which is incurred to refinance any Indebtedness which has been secured by a Lien permitted under the indenture and which has been incurred in accordance with the provisions of the indenture;

       (19)  Liens in favor of Great Lakes or any of its Restricted Subsidiaries securing Indebtedness of any Restricted Subsidiary that is not a Subsidiary Guarantor;

       (20)  Liens with respect to current wages of the master and crew and for wages of a stevedore when employed directly by Great Lakes or any Subsidiary of Great Lakes, or by the charterer, operator, master or agent of any of the vessels owned or operated by Great Lakes or any Subsidiary of Great Lakes; and

       (21)  Liens for salvage (including contract salvage); and

       (22)  Liens to secure Indebtedness of any Foreign Restricted Subsidiary permitted to be incurred under the covenant entitled "—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Preferred Stock" covering only the assets of such Foreign Restricted Subsidiary.

        "Permitted Refinancing Indebtedness" means any Indebtedness of Great Lakes or any of its Restricted Subsidiaries issued in exchange for, to extend, refinance, renew, replace, defease or refund other Indebtedness of Great Lakes or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

         (1)  the principal amount (or accreted value, if applicable) of the Permitted Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus accrued interest on, the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses, premiums, penalties, fees and interest incurred in connection therewith);

         (2)  if the final maturity date of the Indebtedness being refinanced is earlier than the final maturity of the notes, the Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded or (b) if the final maturity of the Indebtedness being refinanced is later than the final maturity of the notes, the Permitted Refinancing Indebtedness has a final maturity at least 91 days later than the notes;

         (3)  if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes, the Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

         (4)  such Indebtedness is incurred either (a) by Great Lakes or any Subsidiary Guarantor or (b) by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

        "Principals" means (1) Madison Dearborn Partners, (2) the Management Investors and (3) any Related Party of a Person referred to in clauses (1) and (2).

        "Pro Forma Cost Savings" means, with respect to any period, the reduction in costs that were (1) directly attributable to as asset acquisition and calculated on a basis that is consistent with Regulation S-X under the Securities Act in effect and as applied as of the date of the indenture, or (2) were actually implemented by the business that was the subject of any such asset acquisition within six months of the date of the asset acquisition and that are supportable and quantifiable by the underlying accounting records of such business, in case as if such reductions in cost had been effected as of the beginning of the applicable period and, in the case of each of (1) and (2), are described, as provided below, in an officer's certificate, as if all such reductions in costs had been effected as of the beginning of such period. Pro Forma Cost Savings described above shall be accompanied by a certificate delivered to the trustee from the issuer's chief financial officer that outlines the specific actions taken or to be taken, the net cost savings achieved or to be achieved from each such action.

        "Permitted Tax Distributions" means the payment of any distributions to permit direct or indirect beneficial owners of shares of Capital Stock of Great Lakes to pay federal, state or local income tax liabilities arising from income to Great Lakes and attributable to them solely as a result of Great Lakes' and any intermediate entity through which the holder owns such shares being a limited liability company, partnership or similar entity for federal income tax purposes.

        "Qualified Proceeds" means any of the following or any combination of the following:

  (1)
  cash,

  (2)
  Cash Equivalents,

  (3)
  assets that are used or useful in a Permitted Business and

  (4)
  the Capital Stock of any Person engaged in a Permitted Business if, in connection with the receipt by Great Lakes or any Restricted Subsidiary of Great Lakes of such Capital Stock, (a) such Person becomes a Restricted Subsidiary of Great Lakes or any Restricted Subsidiary of Great Lakes or (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Great Lakes or any Restricted Subsidiary of Great Lakes.

        "Related Party" means

  (1)
  with respect to Madison Dearborn Partners,

  (a)
  any investment fund controlled by or under common control with, Madison Dearborn Partners, and any officer, director or employee of Madison Dearborn Partners or any entity controlled by, or under common control with, Madison Dearborn Partners;

  (b)
  any spouse or lineal descendant (including by adoption and stepchildren) of the officers, directors and employees referred to in clause (a)(ii) above;

  (c)
  any trust, corporation or partnership or other entity, of which 80% in interest is held by beneficiaries, stockholders, partners or owners who are one or more of the persons described in clause (1)(a) or (b) above; and

  (2)
  with respect to any officer or employee of Great Lakes or a Subsidiary of Great Lakes (a) any spouse or lineal descendant (including by adoption and stepchildren) of the officer or employee and (b) any trust, corporation, partnership or other entity, of which 80% in interest is held by beneficiaries, stockholders, partners or owners who are the officer or employee, any of the persons described in clause (2)(a) above or any combination of these identified relationships.

        "Restricted Investment" means an Investment other than a Permitted Investment.

        "Restricted Payments" means

         (1)  declare or pay any dividend or make any other payment or distribution on account of Great Lakes' or any of its Restricted Subsidiaries' Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving Great Lakes or any of its Restricted Subsidiaries) or to the direct or indirect holders of Great Lakes' or any of its Restricted Subsidiaries' Equity Interests in their capacity as such (other than, in each case, dividends or distributions payable in Equity Interests (other than Disqualified Stock) of Great Lakes or dividends or distributions payable to Great Lakes or a Restricted Subsidiary of Great Lakes);

         (2)  purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving Great Lakes) any Equity Interests of Great Lakes (other than Equity Interests owned by Great Lakes or any Restricted Subsidiary of Great Lakes) or any direct or indirect parent of Great Lakes;

         (3)  make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of Great Lakes that is contractually subordinated to the notes or to the Subsidiary Guarantees (other than any subordinated indebtedness held by Great Lakes or any Restricted Subsidiary), except a payment of interest or principal at Stated Maturity; or

         (4)  make any Restricted Investment.

        "Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

        "Senior Debt" means

         (1)  all Obligations of Great Lakes or a Restricted Subsidiary outstanding under the New Credit Facility, including any Guarantee and all related Hedging Obligations and all accrued interest and fees following the commencement of a proceeding under bankruptcy law, whether or not considered an allowed claim in such proceeding;

         (2)  all Permitted Bonding Obligations from time to time outstanding;

         (3)  any other Indebtedness of Great Lakes or a Restricted Subsidiary permitted to be incurred under the terms of the indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the notes;

         (4)  all Obligations with respect to the foregoing; and

         (5)  the Lease Deficiency Claim.

        Notwithstanding anything to the contrary in the foregoing, Senior Debt will not include:

         (1)  any liability for federal, state, local or other taxes owed or owing;

         (2)  any Indebtedness of Great Lakes or any Restricted Subsidiary to any Subsidiary of Great Lakes;

         (3)  any trade payables;

         (4)  any Indebtedness which is expressly contractually subordinated to any other Indebtedness of Great Lakes or any of its Subsidiary Guarantors; or

         (5)  any Indebtedness (other than pursuant to clause (i) above) that is incurred in violation of the indenture.

        "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Act, as that Regulation is in effect on the date hereof.

        "Stated Maturity" means, with respect to any installment of interest or principal (including any sinking fund payment) on any series of Indebtedness, the date on which payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for their payment.

        "Subsidiary" means, with respect to any Person, (1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (2) any partnership (A) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (B) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

        "Subsidiary Guarantors" means each of (i) the wholly-owned domestic Restricted Subsidiaries of Great Lakes on the date of the indenture and (ii) any other subsidiary that executes a Subsidiary Guarantee in accordance with the provisions of the indenture, and their respective successors and assigns.

        "Total Assets" means, with respect to any Person, the aggregate of all assets of such Person and its Subsidiaries as would be shown on the most recently prepared consolidated balance sheet of such Person in accordance with GAAP.

        "Total Tangible Assets" means, with respect to any Person, the aggregate of all assets of such Person and its Subsidiaries as would be shown on the consolidated balance sheet of such Person in accordance with GAAP, less goodwill and intangibles.

        "Transactions" means the transactions contemplated by the Merger Agreement and the related financing transactions, including those under the New Credit Facility and the indenture, in each case as in effect on the date of the indenture.

        "Unrestricted Subsidiary" means (i) any Subsidiary of Great Lakes or any successor to any of them) that is designated by the Board of Directors of Great Lakes as an Unrestricted Subsidiary pursuant to a board resolution; but only to the extent that such Subsidiary:

          (1)   has no Indebtedness other than Non-Recourse Debt;

          (2)   is not party to any agreement, contract, arrangement or understanding with Great Lakes or any Restricted Subsidiary of Great Lakes unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to Great Lakes or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Great Lakes;

          (3)   is a Person with respect to which neither Great Lakes nor any of its Restricted Subsidiaries has any direct or indirect obligation (A) to subscribe for additional Equity Interests or (B) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results;

          (4)   has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Great Lakes or any of its Restricted Subsidiaries; and

          (5)   has at least one director on its board of directors that is not a director or executive officer of Great Lakes or any of its Restricted Subsidiaries and has at least one executive officer that is not a director or executive officer of Great Lakes or any of its Restricted Subsidiaries.

        Any designation by the Board of Directors of an Unrestricted Subsidiary shall be evidenced to the trustee by filing with the trustee a certified copy of the Board Resolution giving effect to the designation and an Officers' Certificate certifying that the designation complied with the foregoing conditions and was permitted by the covenant described above under the caption "Certain Covenants—Limitation on Restricted Payments." If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of Great Lakes as of such date (and, if such Indebtedness is not permitted to be incurred under the covenant described under the caption "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock," Great Lakes shall be in default of the covenant). The Board of Directors of Great Lakes may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Great Lakes of any outstanding Indebtedness of such Unrestricted Subsidiary and the designation shall only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock," calculated on a pro forma basis as if the designation had occurred at the beginning of the four-quarter reference period, and (2) no Default or Event of Default would be in existence following the designation.

        "Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

        "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (1) the sum of the products obtained by multiplying (A) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, by (B) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (2) the then outstanding principal amount of such Indebtedness.

        "Wholly Owned Restricted Subsidiary" of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

Book-Entry, Delivery and Form

        The exchange notes will be represented by one or more notes in registered, global form without interest coupons, collectively, the "global notes." The global notes will be deposited upon issuance with the trustee as custodian for DTC, in New York, New York, and registered in the name of DTC or its nominee in each case for credit to an account of a direct or indirect participant in DTC as described below.

        Except as set forth below, the global notes may be transferred, in whole and not in part, only by DTC to another nominee of DTC, by a nominee of DTC to DTC or another nominee, or by DTC or this nominee to a successor of DTC or a nominee of this successor. Beneficial interests in the global notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See "—Exchange of Global Notes for Certificated Notes." Except in the limited circumstances described below, owners of beneficial interests in the global notes will not be entitled to receive physical delivery of notes in certificated form.

Depositary Procedures

        The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. Great Lakes takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

        DTC has advised Great Lakes that DTC is a limited-purpose trust company created to hold securities for its participants and to facilitate the clearance and settlement of transactions in those securities between these participants through electronic book-entry changes in accounts of its participants. The participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to indirect participants, which include other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by or on behalf of DTC only through the participants or the indirect participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the participants and indirect participants.

        DTC has also advised Great Lakes that, pursuant to procedures established by it:

          (1)   upon deposit of the global notes, DTC will credit the accounts of participants designated by the initial purchasers with portions of the principal amount of the global notes; and

          (2)   ownership of these interests in the global notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the participants) or by the participants and the indirect participants (with respect to other owners of beneficial interest in the global notes).

        Investors in the global notes who are participants in DTC's system may hold their interests in the global notes directly through DTC. Investors in the global notes who are not participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) that are participants in such system. Euroclear and Clearstream will hold interests in the global notes on behalf of their participants through customers' securities accounts in their respective names on the books of their respective depositories, which are Morgan Guaranty Trust Company of New York, Brussels office, as operator of Euroclear, and Citibank, N.A. and The Chase Manhattan Bank N.A., as operator of Clearstream. All interests in a global note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a global note to such Persons will be limited to that extent. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants, the ability of a Person having beneficial interests in a global note to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

        Except as described below, owners of interests in the global notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or "holders" thereof under the indenture for any purpose.

        Payments in respect of the principal of, and interest and premium and special interest, if any, on a global note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, Great Lakes and the trustee will treat the Persons in whose names the notes, including the global notes, are registered as the owners for the purpose of receiving payments and for all other purposes. Consequently, none of Great Lakes, the trustee or any agent of Great Lakes or the trustee has or will have any responsibility or liability for:

          (1)   any aspect of DTC's records or any participant's or indirect participant's records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any of DTC's records or any participant's or indirect participant's records relating to the beneficial ownership interests in the global notes; or

          (2)   any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

        DTC has advised Great Lakes that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant participants with the payment on the payment date in accordance with instructions provided to DTC. Each relevant participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the participants and the indirect participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the participants or the indirect participants and will not be the responsibility of DTC, the trustee or Great Lakes. Neither Great Lakes nor the trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the notes, and Great Lakes and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

        Transfers between participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

        Subject to compliance with the transfer restrictions applicable to the notes described herein, cross-market transfers between the participants in DTC, on the one hand, and Euroclear and Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of each of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

        DTC has advised Great Lakes that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account DTC has credited the interests in the global notes and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the global notes for legended notes in certificated form, and to distribute such notes to its participants.

        Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the global notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. None of Great Lakes or the trustee or any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

        A global note is exchangeable for definitive notes in registered certificated form, which we refer to as "certificated notes," if:

          (1)   DTC notifies Great Lakes that it (a) is unwilling or unable to continue as depositary for the global notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, Great Lakes fails to appoint a successor depositary within 120 days after the date of such notice;

          (2)   Great Lakes, at its option, notifies the trustee in writing that it elects to cause the issuance of the certificated notes; or

          (3)   there shall have occurred and be continuing a Default or Event of Default with respect to the notes.

        In addition, beneficial interests in a global note may be exchanged for certificated notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, certificated notes delivered in exchange for any global note or beneficial interests in global notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Same Day Settlement and Payment

        Great Lakes will make payments in respect of the notes represented by the global notes (including principal, premium, if any, interest and Liquidated Damages, if any) by wire transfer of immediately available funds to the accounts specified by the global note holder. Great Lakes will make all payments of principal, interest and premium and Liquidated Damages, if any, with respect to certificated notes by wire transfer of immediately available funds to the accounts specified by the holders of certificated notes or, if no such account is specified, by mailing a check to each such holder's registered address. The notes represented by the global notes are expected to be eligible to trade in the PORTAL market and to trade in DTC's Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. Great Lakes expects that secondary trading in any certificated notes will also be settled in immediately available funds.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of the material United States tax consequences relating to the exchange offer and ownership and disposition of the exchange notes. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor, including tax considerations that arise from rules of general application or that are generally assumed to be known to investors.

        This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), the United States Treasury Regulations promulgated thereunder, and rulings and judicial interpretations thereof, as in effect on the date of this offering memorandum, which are subject to change (perhaps retroactively). It is for general information purposes only and should not be considered tax advice. This summary does not represent a detailed description of the federal income tax consequences to you in light of your particular circumstances. It does not address any tax consequences arising under the tax laws of any U.S. political subdivision or of any foreign or other taxing jurisdiction and does not address, except to a limited extent as set forth under the caption "—Consequences to Non-U.S. Holders," any possible applicability of U.S. estate or gift tax laws. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (for example, as a dealer in securities or currencies, a financial institution, an insurance company, a tax exempt organization, a person holding the notes as part of a hedging, integrated or conversion transaction, constructive sale or straddle, a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings, an expatriate or former long-term resident of the United States, a person subject to the alternative minimum tax, a partnership or other pass-through entity, an investor in a partnership or pass-through entity that holds the notes, or a U.S. person whose "functional currency" is not the U.S. dollar). This summary deals only with holders that purchased the outstanding notes upon their original issuance pursuant to the offering memorandum dated December 12, 2003 at the notes' initial offering price and that will hold the exchange notes as capital assets as defined under the Code.

        You should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the ownership of the exchange notes, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Consequences to U.S. Holders

        For purposes of this discussion, a "U.S. Holder" means a person who is any of the following:

  •
  a citizen or resident of the United States;

  •
  a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust (x) that is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

        Payment of Interest.    The outstanding notes were issued with original issue discount. In this case, a U.S. Holder is taxed on the interest on the note at ordinary income rates at the time at which such interest accrues or is received in accordance with the method of accounting that the U.S. Holder uses for tax purposes.

        Change of Control Repurchase.    We have the option of redeeming at a premium a portion of the exchange notes at any time before a certain date and all or a portion of the exchange notes on or after a certain date prior to the maturity date. Under applicable Treasury Regulations, we will be deemed to have exercised that option if such exercise would lower the yield of the exchange notes. We believe that we will not be treated under these Treasury Regulations as having exercised that option.

        Disposition of Notes.    Unless a nonrecognition provision applies, upon the sale, exchange, retirement, or other taxable disposition of an exchange note, including a redemption or repurchase (for example, in the event of a change in control), a U.S. Holder generally will recognize taxable gain or loss equal to the difference between (1) the sum of cash plus the fair market value of all other property received on such disposition (less any portion of such cash or property attributable to accrued but unpaid interest, which is treated as interest as described above and, to the extent not previously included in such U.S. Holder's income, will be taxable at ordinary income rates) and (2) such Holder's adjusted tax basis in a note. A U.S. Holder's adjusted tax basis in a note generally will equal the cost of the exchange note to such Holder.

        A U.S. Holder's gain or loss realized on selling, exchanging or retiring an exchange note will generally be long-term capital gain or loss if, at the time of the sale, exchange or retirement of a note, the U.S. Holder has held the note for more than one year. In the case of a non-corporate U.S. Holder, if the exchange note being sold, exchanged or retired is a capital asset held for more than one year, the U.S. Holder may be eligible for reduced rates of taxation on any capital gain recognized. The ability to deduct capital losses is subject to limitations.

        Exchange Offer in Connection with Registration of the Notes.    The exchange of outstanding notes for exchange notes (with substantially identical terms) pursuant to this exchange offer is not a taxable event for U.S. federal income tax purposes, and a U.S. Holder will have the same adjusted tax basis and holding period in such exchange notes as the U.S. Holder had in the outstanding notes immediately prior to the exchange.

        Discharge.    Were we to obtain a discharge of the notes then outstanding, as described above under "Description of the Notes—Satisfaction and Discharge," such discharge would generally be deemed to constitute a taxable exchange of the notes outstanding for the property or rights to the property deposited with the Trustee. In such case, a U.S. Holder would generally be required to recognize capital gain or loss in connection with such deemed exchange in a manner comparable to that discussed above under "—Consequences to U.S. Holders—Disposition of Notes." In addition, after such deemed exchange, a U.S. Holder may also be required to recognize income from the property deemed to have been received in such exchange over the remaining life of the transaction in a manner or amount that is different than had the discharge not occurred. U.S. Holders should consult their tax advisors as to the specific consequences arising from a discharge in their particular situations.

        Information Reporting and Backup Withholding.    In general, unless a U.S. Holder is an exempt recipient such as a corporation, information reporting will apply to principal and interest payments that we make to you and to the proceeds from the sale of a note. Additionally, if a U.S. Holder fails to provide such U.S. Holder's taxpayer identification number, or "TIN," provides an incorrect TIN, or in the case of interest payments, fails either to report in full dividend and interest income or to make certain certifications, the U.S. Holder will be subject to backup withholding, at a rate of 28% in 2003, 29% in 2004-2005, and 28% in 2006 and years thereafter.

        Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. Holder's U.S. federal income tax liability, provided the U.S. Holder furnishes the required information to the IRS.

Consequences to Non-U.S. Holders

        General.    The following is a summary of certain United States federal income tax consequences that will apply to Non-U.S. Holders of notes. For purposes of this discussion, a "Non-U.S. Holder"

means a beneficial owner of a note that is not a U.S. Holder and not, by reason of being either a U.S. expatriate or a former long-term resident, taxable under section 877 of the Code.

        U.S. federal withholding tax will not apply to any payment of principal, interest (including any liquidated damages for failure to timely register the notes) or premium on notes held by Non-U.S. Holder provided that:

  •
  the Non-U.S. Holder does not directly or indirectly, actually or constructively, own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and United States Treasury Regulations;

  •
  the Non-U.S. Holder is not a controlled foreign corporation that is related to us through stock ownership;

  •
  the Non-U.S. Holder is not a bank whose receipt of interest on the notes is described in section 881(c)(3)(A) of the Code; and

  •
  either (a) the Non-U.S. Holder provides us with its name and address on an IRS Form W-8BEN (or successor form), and certifies, under penalty of perjury, that the Non-U.S. Holder is not a "United States person" within the meaning of the Code, (b) a financial institution holding the notes on behalf of the Non-U.S. Holder certifies, under penalty of perjury, that it has received an IRS Form W-8BEN (or successor form) from the Non-U.S. Holder as the beneficial owner and provides us with a copy or (c) the Non-U.S. Holder holds its notes directly through a "qualified intermediary" and certain conditions are satisfied.

        If a Non-U.S. Holder cannot satisfy the requirements described above, payments of interest will be subject to the 30% United States federal withholding tax, unless the Non-U.S. Holder provides us with a properly executed:

  •
  IRS Form W-8BEN (or successor form) claiming an exemption from, or reduction in, withholding under the benefit of a tax treaty; or

  •
  IRS Form W-8ECI (or successor form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with the conduct of a trade or business in the United States.

        "U.S. trade or business income" includes interest (including liquidated damages, if any) and any gain on the sale or exchange of a note, including a redemption or repurchase (for example, in the event of a change in control), if such income or gain is:

  •
  effectively connected with a Non-U.S. Holder's conduct of a U.S. trade or business; or

  •
  in the case of a treaty resident, effectively connected with the Non-U.S. Holder's conduct of a trade or business and attributable to a U.S. permanent establishment (or, in the case of an individual, a fixed base) maintained by the Non-U.S. Holder in the United States.

        If a Non-U.S. Holder of a debenture is engaged in a trade or business in the United States, and if payments on a note or gain on the disposition of a note are effectively connected with the conduct of that trade or business, the Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder (see "Consequences to U.S. Holders" above). Non-U.S. Holders should consult their own tax advisers with respect to other tax consequences of the ownership of the debentures, including, for Non- U.S. Holders that are corporations, the possible imposition of a branch profits tax at a rate of 30% (subject to reduction by an applicable income tax treaty) on their effectively connected income.

        Sale or Exchange of the Notes.    A Non-U.S. Holder will generally not be subject to United States federal income tax on the disposition of a note, unless:

  •
  the gain is U.S. trade or business income; or

  •
  the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

        Federal Estate Tax.    Any notes held (or treated as held) by an individual who is a Non-U.S. Holder at the time of his or her death will not be subject to U.S. federal estate tax, provided that the individual does not actually or constructively own 10% or more of the total voting power of all of our classes of stock entitled to vote and provided that income in respect of the notes was not U.S. trade or business income.

        Discharge.    As described above under "—Consequences to U.S. Holders—Discharge," a Non-U.S. Holder also may be required to recognize income with respect to the property or rights to the property deemed to have been received in such taxable exchange over the remaining life of the transaction in a manner or amount that is different than had the discharge not occurred, and such income may be subject to U.S. income and/or withholding taxes. Non-U.S. Holders should consult their tax advisors as to the specific consequences arising from a discharge in their particular situations.

        Information Reporting and Backup Withholding.    In general, backup withholding will not be required with respect to payments made by us or any paying agent to Non-U.S. Holders if the statement described above under "—Consequences to Non-U.S. Holders" has been received (and the payor does not have actual knowledge that the beneficial owner is a U.S. person). Information reporting may apply with respect to interest whether or not such statement is received.

        In addition, backup withholding and information reporting will not apply to the proceeds of the sale of a note within the United States or conducted through certain U.S. related financial intermediaries if either the payor receives the statement described above under "—Consequences to Non-U.S. Holders" and does not have actual knowledge that the payee is a United States person or the Non-U.S. Holder otherwise establishes an exemption.

        Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a Non-U.S. Holder's U.S. federal income tax liability, if any, provided the Non-U.S. Holder furnishes the required information to the IRS.

CERTAIN ERISA CONSIDERATIONS

        The following is a summary of certain considerations associated with the purchase of the notes and exchange notes by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions or ERISA or the Code (collectively, "similar laws"), and entities whose underlying assets are considered to include "plan assets" (within the meaning of ERISA or of any similar laws) of such plans, accounts and arrangements (each, a "plan").

General fiduciary matters

        ERISA and the Code impose certain duties on persons who are fiduciaries of a plan subject to Title I of ERISA or Section 4975 of the Code (an "ERISA plan") and prohibit certain transactions involving the assets of an ERISA plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA plan or the management or disposition of the assets of such an ERISA plan, or who renders investment advice for a fee or other compensation to such an ERISA plan, is generally considered to be a fiduciary of the ERISA plan.

        In considering an investment in the notes and exchange notes of a portion of the assets of any plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the plan and the applicable provisions of ERISA, the Code or any similar laws relating to a fiduciary's duties to the plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable similar laws.

Prohibited transaction issues

        Section 406 of ERISA and Section 4975 of the Code prohibit ERISA plans from engaging in specified transactions involving plan assets with persons or entities who are "parties in interest," within the meaning of ERISA, or "disqualified persons," within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of notes by an ERISA plan with respect to which we or the initial purchasers are considered a party in interest or disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions ("PTCEs") that may apply to the acquisition and holding of the notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1, respecting insurance company pooled separate accounts, PTCE 91-38, respecting bank collective investment funds, PTCE 95-60, respecting life insurance company general accounts and PTCE 96-23, separate accounts, PTCE 91-38, respecting bank collective investment funds and PTCE 96-23, respecting transactions determined by in-house asset managers, although there can be no assurance that all of the conditions of any such exemptions will be satisfied.

        Because of the foregoing, the notes and exchange notes should not be purchased or held by any person investing "plan assets" of any plan, unless such purchase and holding (and the exchange of notes for exchange notes) will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable similar laws.

Representation

        Accordingly, by acceptance of a note or an exchange note, each purchaser and subsequent transferee will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire and hold the notes constitutes assets of any plan or (ii) the purchase and holding of the notes (and the exchange of notes for exchange notes) by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or similar violation under any applicable similar laws.

        The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes (and holding the notes or exchange notes) on behalf of, or with the assets of, any plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any similar laws to such transactions and whether an exemption would be applicable.

PLAN OF DISTRIBUTION

        Each participating broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a participating broker-dealer in connection with resales of exchange notes received by it in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that for a period of 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any participating broker-dealer for use in connection with any such resale.

        We will not receive any proceeds from any sales of the exchange notes by participating broker-dealers. Exchange notes received by participating broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such participating broker-dealer and/or the purchasers of any such exchange notes. Any participating broker-dealer that resells the exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an "underwriter' within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a participating broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        For a period of 180 days after the expiration date we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any participating broker-dealer that requests such documents in the letter of transmittal.

        Prior to the exchange offer, there has not been any public market for the outstanding notes. The outstanding notes have not been registered under the Securities Act and will be subject to restrictions on transferability to the extent that they are not exchanged for exchange notes by holders who are entitled to participate in this exchange offer. The holders of outstanding notes, other than any holder that is our affiliate within the meaning of Rule 405 under the Securities Act, who are not eligible to participate in the exchange offer are entitled to certain registration rights, and we may be required to file a shelf registration statement with respect to the outstanding notes. The exchange notes will constitute a new issue of securities with no established trading market. We do not intend to list the exchange notes on any national securities exchange or to seek the admission thereof to trading in the National Association of Securities Dealers Automated Quotation System. In addition, such market making activity will be subject to the limits imposed by the Securities Act and the Exchange Act and may be limited during the exchange offer and the pendency of any shelf registration statements. Accordingly, no assurance can be given that an active public or other market will develop for the exchange notes or as to the liquidity of the trading market for the exchange notes. If a trading market does not develop or is not maintained, holders of the exchange notes may experience difficulty in reselling the exchange notes or may be unable to sell them at all. If a market for the exchange notes develops, any such market may be discontinued at any time.

LEGAL MATTERS

        The validity and enforceability of the exchange notes and the guarantees and other legal matters, including the tax free nature of the Exchange, will be passed upon for us by Kirkland & Ellis LLP, Chicago, Illinois (a limited liability partnership which includes professional corporations). Certain partners of Kirkland & Ellis LLP are partners in a partnership that own 2,282 shares of GLDD Acquisitions Corp.'s common stock and 227 shares of GLDD Acquisitions Corp.'s preferred stock.

WHERE YOU CAN FIND OTHER INFORMATION

        We file annual, quarterly and current reports and other information with the SEC. You may access and read our SEC filings through the SEC's Internet site at www.sec.gov. This site contains reports and other information that we file electronically with the SEC. You may also read and copy any document we file at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

        We will provide you without charge a copy of the exchange notes and the indenture. You may request copies of these documents by contacting us at the address below. While any notes remain outstanding, we will make available, upon request, to any holder and any prospective purchaser of notes the information required pursuant to Rule 144A(d)(4) under the Securities Act during any period in which we are not subject to Section 13 or 15(d) of the Exchange Act. Any such request should be directed to Great Lakes Dredge & Dock Corporation, c/o the Chief Financial Officer, 2122 York Road, Oak Brook, Illinois 60523 (630) 574-3000.

INDEPENDENT AUDITORS

        The consolidated financial statements of Great Lakes Dredge & Dock Corporation at December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, which report insofar as it relates to the amounts included for Amboy Aggregates, is based solely on the report of other auditors.

        The financial statements of Amboy Aggregates, not presented separately herein, have been audited by JH Cohn, LLP, independent public accountants as stated in their report included herein.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Great Lakes Dredge & Dock Corporation

        We have audited the accompanying consolidated balance sheet of Great Lakes Dredge & Dock Corporation and Subsidiaries (the Company) as of December 31, 2003 (successor basis) and the related successor basis statements of stockholder's equity and cash flows for December 31, 2003. We have also audited the accompanying consolidated balance sheet of the Company as of December 31, 2002 (predecessor basis) and the related predecessor statements of operations, stockholders' deficit and cash flows of the Company for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Amboy Aggregates (Amboy) joint venture for the years ended December 31, 2003, 2002 and 2001, the Company's investment in which is accounted for using the equity method. The Company's equity of $6.5 million and $5.6 million in Amboy's net assets at December 31, 2003 and 2002, respectively, and $1.0 million, $(0.4) million and $0.8 million in Amboy's net income (loss) for each of the three years in the period ended December 31, 2003 are included in the accompanying financial statements. The financial statements of Amboy were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such joint venture, is based solely on the report of such other auditors.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

        In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003 (successor basis) and 2002 (predecessor basis), and the results of operations and cash flows for each of the three years in the period ended December 31, 2003 (predecessor basis) and for December 31, 2003 (successor basis) in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 1 to the financial statements, the capital stock of the Company was acquired by GLDD Acquisitions Corp. in a business combination accounted for as a purchase. The financial statements reflect the revaluation of the net assets of the Company at the date of acquisition. Therefore, the amounts reported on the successor basis are not comparable to the amounts shown on the predecessor basis.

/s/  DELOITTE & TOUCHE LLP

Chicago, Illinois
March 19, 2004

GREAT LAKES DREDGE & DOCK CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2003 and 2002
(in thousands, except share and per share amounts)

	Successor Basis	Predecessor Basis
	2003	2002
ASSETS
Current assets:
Cash and equivalents	$2,775	$1,456
Accounts receivable, net	64,869	52,125
Contract revenues in excess of billings	11,236	13,052
Inventories	13,603	13,282
Prepaid expenses	4,756	7,769
Other current assets	16,422	10,514

Total current assets	113,661	98,198
Property and equipment, net	264,132	139,419
Goodwill	103,917	29,405
Other intangible assets	7,441	—
Inventories	10,968	9,828
Investments in joint ventures	7,551	5,552
Other	15,274	5,084

Total assets	$522,944	$287,486

LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$36,991	$31,598
Accrued expenses	15,456	30,114
Billings in excess of contract revenues	8,808	10,915
Current maturities of long-term debt	1,950	11,000

Total current liabilities	63,205	83,627
Long-term debt	256,750	161,769
Deferred income taxes	96,626	46,363
Other	7,632	5,787

Total liabilities	424,213	297,546
Minority interests	1,731	2,346
Commitments and contingencies
Stockholder's equity (deficit):
Preferred stock	—	1
Common stock, $.01 par value; 1,000 shares issued and outstanding in 2003; 5,000,000 and 4,980,882 shares issued and outstanding, respectively, in 2002	—	50
Additional paid-in capital	97,000	50,457
Retained earnings (accumulated deficit)	—	(62,787)
Accumulated other comprehensive income	—	103
Treasury stock, at cost; 2002: 143 preferred shares, 19,118 preferred shares and common shares	—	(162)
Note receivable from stockholder	—	(68)

Total stockholder's equity (deficit)	97,000	(12,406)

Total liabilities and stockholder's equity (deficit)	$522,944	$287,486

See notes to consolidated financial statements.

GREAT LAKES DREDGE & DOCK CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 2003, 2002 and 2001
(in thousands)

	Predecessor Basis
	2003	2002	2001
Contract revenues	$398,800	$362,602	$318,797
Costs of contract revenues	328,196	294,555	260,433

Gross profit	70,604	68,047	58,364
General and administrative expenses	27,867	29,841	25,220
Sale-related expenses	10,635	—	—

Operating income	32,102	38,206	33,144
Other income (expense):
Interest income	48	121	179
Interest expense	(20,765)	(21,255)	(21,107)
Sale-related financing costs	(13,113)	—	—
Equity in earnings (loss) of joint ventures	1,422	(49)	811
Minority interests	28	400	(984)

Income (loss) before income taxes	(278)	17,423	12,043
Provision for income taxes	(1,318)	(4,423)	(5,562)

Net income (loss)	$(1,596)	$13,000	$6,481

See notes to consolidated financial statements.

GREAT LAKES DREDGE & DOCK CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

Years ended December 31, 2003, 2002 and 2001

(in thousands, except share amounts)

	# of Shares
							Accumulated Other Comprehensive Income (Loss)		Note Receivable From Stockholder
Predecessor Basis	Preferred Stock	Common Stock	Preferred Stock	Common Stock	Additional Paid-in Capital	Accumulated Deficit		Treasury Stock		Total
Balance at January 1, 2001	45,000	5,000,000	$1	$50	$50,457	$(82,268)	$—	$(422)	$(101)	$(32,283)
Issuance of treasury stock								200		200
Repayment on note receivable from stockholder									15	15
Comprehensive income:
Net income						6,481				6,481
Cumulative effect of adopting SFAS 133							(745)			(745)
Reclassification of derivative losses to earnings (net of tax of $726)							1,125			1,125
Change in fair value of derivatives (net of tax of $510)							(787)			(787)

Total comprehensive income	—	—	—	—	—	—	—	—	—	6,074

Balance at December 31, 2001	45,000	5,000,000	1	50	50,457	(75,787)	(407)	(222)	(86)	(25,994)
Issuance of treasury stock								60		60
Repayment on note receivable from stockholder									18	18
Comprehensive income:
Net income						13,000				13,000
Reclassification of derivative gains to earnings (net of tax of $326)							(512)			(512)
Change in fair value of derivatives (net of tax of $652)							1,022			1,022

Total comprehensive income	—	—	—	—	—	—	—	—	—	13,510

Balance at December 31, 2002	45,000	5,000,000	1	50	50,457	(62,787)	103	(162)	(68)	(12,406)
Repayment on note receivable from stockholder									68	68
Reverse stock split (1 for 100)		(5,000,000)								—
		50,000								—
Comprehensive income:
Net loss						(1,596)				(1,596)
Reclassification of derivative gains to earnings (net of tax of $625)							(970)			(970)
Change in fair value of derivatives (net of tax of $759)							1,176			1,176

Total comprehensive income										(1,390)
Effect of Transaction on Predecessor Basis	(45,000)	(50,000)	(1)	(50)	(50,457)	64,383	(309)	162	—	13,728

Balance at December 31, 2003	—	—	$—	$—	$—	$—	$—	$—	$—	$—

Successor Basis
Issuance of new shares to GLDD Acquisitions Corp.	—	1,000	$—	$—	$97,000	$—	$—	$—	$—	$97,000

Balance at December 31, 2003	—	1,000	$—	$—	$97,000	$—	$—	$—	$—	$97,000

See notes to consolidated financial statements.

GREAT LAKES DREDGE & DOCK CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Periods ended December 31, 2003, 2002 and 2001

(in thousands)

	Successor Basis	Predecessor Basis
	December 31, 2003	Jan 1 - Dec 31 2003	December 31, 2002	December 31, 2001
OPERATING ACTIVITIES
Net income (loss)	$—	$(1,596)	$13,000	$6,481
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Depreciation and amortization	—	16,294	15,915	15,234
Loss (earnings) of joint ventures	—	(1,422)	49	(811)
Minority interests	—	(28)	(400)	984
Deferred income taxes	—	3,906	(101)	850
Gain on dispositions of property and equipment	—	(2,506)	(448)	(292)
Other, net	—	6,438	(36)	2,619
Changes in assets and liabilities (2001 shown net of effect of NASDI acquisition):
Accounts receivable	—	(12,744)	(21,718)	17,623
Contract revenues in excess of billings	—	1,816	10,163	(2,711)
Inventories	—	(1,461)	410	(2,090)
Prepaid expenses and other current assets	—	(771)	2,572	427
Accounts payable and accrued expenses	(6,458)	17,187	2,972	(13,941)
Billings in excess of contract revenues	—	(2,107)	6,042	(4,282)

Net cash flows from operating activities	(6,458)	23,006	28,420	20,091
INVESTING ACTIVITIES
Purchases of property and equipment	—	(37,650)	(18,345)	(13,791)
Dispositions of property and equipment	—	5,840	5,598	608
Disposition of interest in Riovia investment	—	1,200	—	—
Acquisition of Predecessor common and preferred shares	(129,142)	—	—	—
Payment of sale-related expenses	(19,994)	—	—	—
Equity investment in land	—	(1,047)	—	—
Purchase portion of minority interests' share in NASDI	—	(75)	—	—
Purchase of minority partner's share in NATCO Limited Partnership and North American Trailing Company	—	—	(4,500)	—
Purchase of NASDI stock, net of cash acquired of $5,000	—	—	—	(30,548)
Distributions from joint ventures	—	—	—	874

Net cash flows from investing activities	(149,136)	(31,732)	(17,247)	(42,857)
FINANCING ACTIVITIES
Repayments of long-term debt	(1,762)	(9,238)	(11,000)	(9,000)
Borrowings under (repayments of) revolving loans, net	(5,000)	1,000	(1,000)	(4,000)
Repayment of NASDI stockholder notes	(3,000)	—	—	—
Proceeds from issuance of new long-term debt	60,300	23,400	—	—
Proceeds from issuance of 7 3/4% senior subordinated notes	175,000	—	—	—
(Redemption of) proceeds from 11 1/4% senior subordinated notes	(155,000)	—	—	39,700
Proceeds from issuance of Successor common shares	94,309	—	—	—
Financing fees	(14,050)	(388)	(325)	(2,696)
Other	—	68	18	215

Net cash flows from financing activities	150,797	14,842	(12,307)	24,219

Net change in cash and equivalents	(4,797)	6,116	(1,134)	1,453
Cash and equivalents at beginning of period	7,572	1,456	2,590	1,137

Cash and equivalents at end of period	$2,775	$7,572	$1,456	$2,590

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest	$6,458	$19,286	$19,677	$18,516

Cash paid for taxes	$—	$6,286	$6,677	$5,775

See notes to consolidated financial statements.

GREAT LAKES DREDGE & DOCK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

1.     Summary of significant accounting policies

Organization and recapitalization

        Great Lakes Dredge & Dock Corporation and its subsidiaries (the Company or Great Lakes) are in the business of marine construction, primarily dredging, and commercial and industrial demolition services. The Company's primary dredging customers are domestic and foreign government agencies, and its primary demolition customers are general contractors, corporations that commission projects, non-profit institutions such as universities and hospitals, and local government and municipal agencies.

        On December 22, 2003, Madison Dearborn Capital Partners IV, L.P. (MDP), an affiliate of Chicago-based private equity investment firm Madison Dearborn Partners, LLC, acquired control of Great Lakes from its former owner, Vectura Holding Company LLC (Vectura), for approximately $362.1 million, including fees and expenses, in a transaction accounted for as a purchase (the Transaction). The acquisition was effected by a new company established for this purpose, GLDD Acquisitions Corp., which now owns 100% of the equity securities of Great Lakes Dredge & Dock Corporation. Certain members of Great Lakes' management own approximately 15% of the outstanding common stock of GLDD Acquisitions Corp. and MDP and certain of its co-investors own the remaining 85%. See Note 2 for a description of the transaction.

Principles of consolidation and basis of presentation

        The consolidated financial statements include the accounts of Great Lakes Dredge & Dock Corporation and its majority-owned subsidiaries, including North American Site Developers, Inc. since its acquisition in April 2001 (see Note 3). All significant intercompany accounts and transactions are eliminated. The equity method of accounting is used for investments in unconsolidated investees in which the Company has significant influence. Other investments, if any, are carried at cost.

        The acquisition of the Company by MDP was accounted for as a purchase in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," resulting in a new basis of accounting subsequent to the Transaction. For presentation herein, the financial statements up to the date of the sale are denoted as Predecessor Basis, while the financial statements prepared subsequent to the Transaction are denoted as Successor Basis. The sale was accounted for as if it had occurred on December 31, 2003. Management determined that results of operations were not significant and no material transactions occurred during the period from December 23 to December 31, 2003.

Use of estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue and cost recognition on contracts

        Substantially all of the Company's contracts for dredging services are fixed-price contracts, which provide for remeasurement based on actual quantities dredged. The majority of the Company's demolition contracts are also fixed-price contracts, with others managed as time-and-materials or rental projects. Contract revenues are recognized under the percentage-of-completion method, based on the

Company's engineering estimates of the physical percentage completed for dredging projects and using a cost-to-cost approach for demolition projects. For dredging projects, costs of contract revenues are adjusted to reflect the gross profit percentage expected to be achieved upon ultimate completion of each dredging project. For demolition contracts, contract revenues are adjusted to reflect the estimated gross profit percentage. Provisions for estimated losses on contracts in progress are made in the period in which such losses are determined. Claims for additional compensation due the Company are not recognized in contract revenues until such claims are settled. Billings on contracts are generally submitted after verification with the customers of physical progress and may not match the timing of revenue recognition. The difference between amounts billed and recognized as revenue is reflected in the balance sheet as either contract revenues in excess of billings or billings in excess of contract revenues. Change orders are negotiated when a change in conditions from the original contract specifications is encountered, necessitating a change in project performance methodology and/or material disposal. Thus, the resulting change order is considered a change in the scope of the original project to which it relates. Significant expenditures incurred incidental to major contracts are deferred and recognized as contract costs based on contract performance over the duration of the related project. These expenditures are reported as prepaid expenses.

Classification of current assets and liabilities

        The Company includes in current assets and liabilities amounts realizable and payable in the normal course of contract completion unless completion of such contracts extends significantly beyond one year.

Cash equivalents

        The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Inventories

        Inventories consist mainly of pipe, purchased spare parts and supplies used in the Company's dredging operations. Inventories are stated at the lower of cost or market, using an average cost methodology.

Property and equipment

        Capital additions, improvements and major renewals are classified as property and equipment and are carried at cost. Maintenance and repairs are charged to earnings as incurred. Depreciation is provided over the estimated useful lives of property and equipment using the straight-line method. The estimated useful lives by class of assets are 10 years for buildings and improvements, 5 to 10 years for furniture and fixtures, 3 to 10 years for vehicles, dozers and other light operating equipment and systems, and 10 to 30 years for heavy operating equipment, such as barges and dredges. Leasehold improvements are amortized over the shorter of their remaining useful lives or the lives of the leases.

Goodwill and other intangibles

        Goodwill represents the excess of the purchase price of net tangible and intangible assets acquired in business combinations over their estimated fair value. Other intangibles mainly represent developed technology and databases, customer relationships, and customer contracts acquired in business combinations. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002, the Company discontinued amortization of goodwill. On a pro forma basis, if the provisions of SFAS No. 142 had been implemented at the beginning of 2001, the Company's 2001 net income would have been higher by $1,455, due to the exclusion of goodwill amortization. Goodwill resulting from the Transaction will be tested annually for impairment as of July 1 of each year.

        The other intangible assets identified with respect to the 2003 sale transaction will be amortized over a 7 to 10 year period commencing in 2004, except for the intangible assets related to customer contracts, which will be amortized over approximately 13 to 15 months, consistent with the average remaining duration of the underlying contracts.

Long-lived assets

        Long-lived assets are comprised of property and equipment and intangible assets subject to amortization. Pursuant to the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," long-lived assets to be held and used are reviewed for possible impairment whenever events indicate that the carrying amount of such assets may not be recoverable by comparing the undiscounted cash flows associated with the assets to their carrying amounts. If such a review indicates an impairment, the carrying amount would be reduced to fair value. If long-lived assets are to be disposed, depreciation is discontinued, if applicable, and the assets are reclassified as held for sale at the lower of their carrying amounts or fair values less costs to sell.

Income taxes

        The Company records income taxes based upon SFAS No. 109, "Accounting for Income Taxes," which requires the use of the liability method of accounting for deferred income taxes. The provision for income taxes includes federal, foreign and state income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities.

Fair value of financial instruments

        The carrying value of financial instruments included in current assets and current liabilities approximates fair values due to the short-term maturities of these instruments. The carrying value of long-term bank debt is a reasonable estimate of its fair value as interest rates are variable, based on the prevailing market rates. At December 31, 2003 and 2002, the Company had long-term subordinated notes outstanding with recorded book values of $175,000 and $154,769, respectively. The fair value of these notes was $180,250 and $161,386 at December 31, 2003 and 2002, respectively, based on quoted market prices. The Company is contingently liable under letters of credit and other financial guarantees (see Note 18). It is not practicable to estimate the fair value of these financial instruments; however, the Company does not expect any material losses to result from these financial instruments since performance is not likely to be required. The estimated fair values of the Company's risk management instruments have been determined using available market information and valuation methodologies (see Note 12).

Capital stock

        As a result of the sale of the Company (see Note 2), the Company currently has only one class of common stock with a par value of $.01 per share. 500,000 shares are authorized and 1,000 shares are issued and outstanding at December 31, 2003. Prior to the Transaction, the Company had class A voting and class B non-voting common stock and one class of preferred stock. At December 31, 2002, the Company had authorized and issued 250,000 shares and 45,000 shares, respectively, of preferred stock. The preferred stock had a stated value of $1,000 per share and was entitled to annual dividends, if declared. Such dividends were cumulative, whether or not declared, and accrued at the rate of 12%, compounding annually. The preferred stock could be redeemed at any time at the option of the Company at its stated value plus cumulative dividends accrued and unpaid thereon. At the time of the Transaction, dividends in arrears on the preferred stock were $37,231. At December 31, 2002, the Company had authorized and issued 25,000,000 and 1,636,100 shares, respectively, of class A voting common stock, and 25,000,000 and 3,363,900 shares, respectively, of class B nonvoting common stock, with a par value of $.01 per share. On April 29, 2003, the Company effected a 100-for-1 reverse stock split of its common stock, such that the number of authorized shares was reduced to 500,000, in total, and the number of issued and outstanding shares reduced accordingly.

Recent accounting pronouncements

        In May 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," which requires certain financial instruments that were previously presented on the consolidated balance sheets as equity to be presented as liabilities. Such instruments include mandatorily redeemable financial instruments and certain options and warrants. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective for the Company beginning the quarter ended June 30, 2003. Adoption of this standard had no impact on the Company's financial position, results of operations or cash flows.

        In November 2002, the FASB issued FASB Interpretation (FIN) No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of the Indebtedness of Others." The interpretation expands the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees and requires the guarantor to recognize a liability for the fair value of an obligation assumed under guarantee, with certain exceptions. The disclosure requirements of FIN No. 45 are effective for the Company as of December 31, 2002 and the recognition requirements are to be applied prospectively for guarantees issued or modified after December 31, 2002. Adoption of this standard had no material impact on the Company's financial position, results of operations or cash flows.

        In December 2003, the FASB issued a revised FIN No. 46, "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51" (FIN No. 46R). FIN No. 46R requires the consolidation of entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity (variable interest entities, or VIEs). Currently entities are generally consolidated by an enterprise when it has a controlling financial interest through ownership of a majority voting interest in the entity. FIN No. 46R is applicable for financial statements of public entities that have interests in VIEs or potential VIEs referred to as special-purpose entities for periods ending after December 15, 2003. Application by public entities for all other types of entities is required in financial statements for periods ending after March 15, 2004. Adoption of this standard is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Reclassifications

        Certain amounts in the 2001 financial statements have been reclassified to conform to the 2002 and 2003 presentation.

2.     Sale transaction

        On December 22, 2003, MDP acquired control of the Company for $362,111, including fees and expenses. The acquisition was financed by new equity contributions of $97,000; term loan and revolver borrowings under a new senior credit facility of approximately $60,300 and $2,000, respectively; the issuance of $175,000 of 7.75% Senior Subordinated Notes due 2013; the rollover of term loan borrowings under a new equipment financing facility of $23,400; the rollover of approximately $1,558 million of capital leases; and cash on hand of $2,853. As mentioned previously, the sale was accounted for as if it had occurred on December 31, 2003, as management determined that results of operations were not significant and no material transactions occurred during the period from December 23 to December 31, 2003.

        Following is a summary of the estimated fair values of the assets acquired and liabilities assumed as of the date of the acquisition:

Current assets	$116,584
Property and equipment	264,132
Other intangible assets	7,441
Goodwill	103,917
Other assets	31,391

Total assets acquired	523,465

Current liabilities	56,043
Other liabilities	105,311

Total liabilities assumed	161,354

Total purchase price	$362,111

        The purchase price was allocated to the acquired assets and liabilities based on their fair values at December 31, 2003. The fair values were based on management's estimates and third-party appraisals, where practicable; however, the allocation of purchase price to property and equipment and identifiable intangible assets has been prepared on a preliminary basis, using valuation information which was available up to the point of financial statement preparation. This allocation is therefore subject to adjustment. Goodwill of $80,475 and $23,442 was assigned to the dredging and demolition reporting units, respectively. The purchase price is subject to certain working capital and debt adjustments to be finalized approximately three months subsequent to the Transaction, as defined per the merger agreement.

        The Company identified intangible assets with respect to the Transaction, as follows:

	Value	Life
Customer contract backlog	$4,237	13 to 15 months
Demolition customer relationships	1,995	7 years
Software and databases	1,209	7 to 10 years

	$7,441

        Amortization expense related to these intangible assets is estimated to be as follows for each of the next five years: $4,169 in 2004, $922 in 2005, and $427 in 2006, 2007 and 2008.

        In connection with the sale, the Company incurred transaction expenses of approximately $23,748, which have been reflected in the Company's 2003 Predecessor Basis statement of operations. These transaction expenses include sale-related operating expenses of $10,635 for advisory fees and discretionary bonuses paid to management and sale-related financing costs of $13,113 related to the early extinguishment of the Company's 11 1/4% senior subordinated notes and write-off of deferred financing costs related to the Company's prior debt structure. In addition, the Company incurred other acquisition-related costs of approximately $2,691, which have been capitalized as direct costs of the Transaction.

        The following unaudited pro forma financial information presents results as if the Transaction had occurred at the beginning of the respective periods:

	2003	2002
Contract revenues	$398,800	$362,602
Operating income	23,592	29,116
Income (loss) before income taxes	(7,034)	10,541
Net income (loss)	(5,636)	8,884

        The pro forma results have been provided for comparative purposes only and include certain adjustments such as additional depreciation and amortization charges resulting from the allocation of purchase price to property and equipment and intangible assets, and reductions to interest expense resulting from the terms of the new debt structure. Included as amortization expense for pro forma purposes is approximately $3,700 for amortization of intangibles related to customer contract backlog, which will be amortized over 13 to 15 months, based on the remaining duration of the contracts within backlog at the time of the Transaction; therefore, this amount of amortization will not recur after the related backlog has been performed. The pro forma financial information should be read in conjunction with the related historical information and is not necessarily indicative of the results that would have been obtained had the Transaction actually taken place at the beginning of the periods presented.

3.     Acquisitions

Purchase of minority partner's interests in subsidiaries

        In November 2002, the Company purchased its foreign minority partner's interests in NATCO Limited Partnership and North American Trailing Company, the subsidiary entities through which the Company conducted the majority of its hopper dredging operations. The Company paid $4,500 to acquire these interests, which had a combined book value of $2,950 at the time of acquisition. The $1,550 excess purchase price paid over book value of the assets acquired, net of a deferred tax asset of $370, was allocated to the operating equipment and is being depreciated on a straight-line basis over the remaining useful lives of the equipment. At the end of 2002, these subsidiary entities were dissolved and all subsequent hopper dredging operations are being conducted by Great Lakes Dredge & Dock Company, a wholly-owned dredging subsidiary of the Company.

North American Site Developers, Inc.

        In April 2001, the Company purchased 80% of the capital stock of North American Site Developers, Inc. (NASDI), a demolition service provider located in the Boston, Massachusetts area, for a total purchase price of $38,548. The Company issued $40,000 of its then 11 1/4% senior subordinated notes due 2008 to fund the cash portion of the acquisition price and pay related fees and expenses.

        The acquisition was accounted for by the purchase method of accounting and, accordingly, the results of operations of NASDI are included in the Company's consolidated statement of operations from the date of the acquisition. Goodwill in the amount of $30,860 was recognized for the amount of the excess of the purchase price paid over the fair market value of the net assets acquired and was amortized for the remainder of 2001 on a straight-line basis over 15 years. The Company discontinued amortizing goodwill effective January 1, 2002 under the provisions of SFAS No. 142.

        In conjunction with the NASDI acquisition, liabilities were assumed as follows:

Fair value of assets acquired	$46,535
Cash paid for the capital stock	(35,548)
Issuance of NASDI stockholder notes	(3,000)

Liabilities assumed	$7,987

        On September 30, 2003, the Company paid $75 to purchase all the shares of one of the management stockholders of NASDI, in connection with his voluntary termination from NASDI. The purchase price was determined in accordance with the terms of the NASDI Stock Purchase Agreement, and not reflective of fair market value. The Company applied purchase accounting, which resulted in a reduction of goodwill in the amount of $512. As discussed in Note 2, the assets and liabilities of NASDI (the demolition reporting unit) were revalued as of December 31, 2003 in connection with the Transaction. At December 31, 2003, the Company owned 85% of the capital stock of NASDI, and the one remaining NASDI management stockholder retained a 15% non-voting interest in NASDI.

4.     Accounts receivable

        Accounts receivable are as follows:

	Successor Basis	Predecessor Basis
	2003	2002
Completed contracts	$15,962	$15,134
Contracts in progress	40,737	31,466
Retainage	8,969	6,511

	65,668	53,111
Allowance for doubtful accounts	(799)	(986)

	$64,869	$52,125

5.     Contracts in progress

        The components of contracts in progress are as follows:

	Successor Basis	Predecessor Basis
	2003	2002
Costs and earnings in excess of billings:
Costs and earnings for contracts in progress	$261,013	$190,837
Amounts billed	(251,034)	(179,468)

Costs and earnings in excess of billings for contracts in progress	9,979	11,369
Costs and earnings in excess of billings for completed contracts	1,257	1,683

	$11,236	$13,052

Prepaid contract costs	$570	$3,218

Billings in excess of costs and earnings:
Amounts billed	$(180,096)	$(69,909)
Costs and earnings for contracts in progress	171,288	58,994

	$(8,808)	$(10,915)

6.     Property and equipment

        Property and equipment are as follows:

	Successor Basis	Predecessor Basis
	2003	2002
Land	$2,712	$2,712
Buildings and improvements	—	1,849
Furniture and fixtures	1,097	5,123
Operating equipment	260,323	266,172

	264,132	275,856
Accumulated depreciation	—	(136,437)

	$264,132	$139,419

        In October 2003, the Company purchased for $14,991 two dredging vessels and certain ancillary equipment that were previously under an operating lease. The Company initially financed the purchase with its existing revolving credit facility, which was subsequently refinanced with a new equipment term loan, as discussed in Note 11 below.

7.     Investments in joint ventures

        At December 31, 2003 and 2002, the Company had a 50% ownership interest in Amboy Aggregates (Amboy), whose primary business is the dredge mining and sale of fine aggregate. Additionally, at December 31, 2002, the Company had a 20% ownership interest in Riovia S.A. (Riovia), a venture whose sole business is the performance of a dredging contract in Argentina and Uruguay. In the third quarter of 2002, the Company reclassified its investment in Riovia, which totaled $730, to assets held for sale, a component of other current assets, based on an offer by a venture partner to acquire the Company's remaining interest in the venture. In May 2003, the Company concluded the sale of its interest in Riovia and realized a gain of $470, which is reflected in equity from earnings of joint ventures in the statement of operations.

        The Company accounts for its investment in Amboy using the equity method. The following table includes Amboy's summarized financial information for the periods presented.

	2003	2002	2001
Current assets	$6,414	$5,731	$6,909
Non-current assets	9,367	9,485	10,477

Total assets	15,781	15,216	17,386
Current liabilities	(2,625)	(3,872)	(3,855)
Non-current liabilities	(147)	(239)	(1,694)

Equity	$13,009	$11,105	$11,837

Revenue	$19,316	$16,170	$18,937
Costs and expenses	(17,412)	(16,902)	(17,316)

Net income (loss)	$1,904	$(732)	$1,621

        Amboy has a loan with a bank, which contains certain restrictive covenants, including limitations on the amount of distributions to its joint venture partners. The term portion of the loan matured in October 2003, and the $2,000 revolving credit facility expires in August 2005. The Company has guaranteed 50% of the outstanding borrowings and accrued interest, which at December 31, 2003 totaled $450.

        In 2003, the Company and its Amboy joint venture partner each purchased a 50% interest in land, which is adjacent to the Amboy property and may be used in connection with the Amboy operations. The Company's share of the purchase price totaled $1,047 and is reflected in investments in joint ventures.

8.     Impairment of land disposal rights

        In 1997, the Company purchased rights to dispose of a certain quantity of dredged material in upland disposal sites in New Jersey at an original cost of $3,150 (land rights). In 2002, the Company entered into an agreement with the owner of the site setting forth amended terms and conditions that addressed the quantity and use of the land rights, among other matters. During 2003, the site owner utilized the remaining availability of the initial disposal site, and in November, informed Company management that it did not intend to make future disposal sites available for the Company to utilize its remaining disposal rights. The Company is currently pursuing action against the owner of the site, but based on the uncertainty of these circumstances, management determined that recovery of the land rights at their recorded amount was unlikely. Therefore, in November 2003, the Company recorded an impairment loss of $2,276, representing the remaining recorded value of the unused portion of the land rights.

9.     Other non-current assets

        At December 31, 2003, other non-current assets includes $2,451 of cash held in escrow to fund the remaining construction costs on a long-term operating asset. The costs were funded and the equipment was delivered in the first quarter of 2004.

10.   Accrued expenses

        Accrued expenses are as follows:

	Successor Basis	Predecessor Basis
	2003	2002
Payroll and employee benefits	$6,658	$8,615
Insurance	4,736	6,477
U.S. income and other taxes	1,252	4,721
Equipment leases	882	831
Interest	339	6,880
Foreign income taxes	210	783
Other	1,379	1,807

	$15,456	$30,114

11.   Long-term debt

        Long-term debt is as follows:

	Successor Basis	Predecessor Basis
	2003	2002
Senior bank debt:
New equipment term loan	$23,400	$—
New term loan B	60,300	—
New revolving loan	—	—
Term loan (former credit agreement)	—	11,000
Revolving loan (former credit agreement)	—	4,000
7 3/4% senior subordinated notes	175,000	—
11 1/4% senior subordinated notes	—	154,769
Subordinated promissory notes	—	3,000

	258,700	172,769
Current maturities of long-term debt	(1,950)	(11,000)

	$256,750	$161,769

        In December 2003, the Company entered into a $23,400 long-term loan with an equipment financing company (Equipment Term Loan) to refinance borrowings incurred under its revolving credit facility to acquire certain operating equipment that was previously under an operating lease (see Note 6). Principal payments under the Equipment Term Loan total $1,950 annually for each of the next ten years and are paid quarterly. Interest is calculated quarterly based on LIBOR plus 4.40% (5.57% at December 31, 2003). The Equipment Term Loan agreement also contains provisions that require the Company to maintain certain financial ratios. Borrowings under the Equipment Term Loan are secured by first lien mortgages on certain operating equipment with a net book value of $23,400 at December 31, 2003.

        In connection with the sale, in December 2003, the Company also entered into a new bank credit agreement (Credit Agreement) with a group of banks, consisting of a $60,300 Tranche B Term Loan facility, which matures in 2010, and a $60,000 aggregate revolving credit facility which may be used for borrowings or for letters of credit, which expires in 2008. The terms of the Credit Agreement provide for interest rate spreads based on the Company's debt level compared to earnings, as defined, and allow for various interest rate options for loan amounts and periods that are selected at the discretion of the Company. At December 31, 2003 and 2002, the weighted average borrowing rate was 6.0% (reflecting initial borrowings of the term loan at prime, which borrowings were subsequently converted to LIBOR rate loans) and 3.8%, respectively, excluding amortization of financing fees, which adds 6.6% and 5.5% to the weighted average borrowing rate, respectively. The Company also pays an annual commitment fee of up to 0.5% on the average daily unused capacity available under the revolving credit facility. At December 31, 2003, the Company had $16,915 in undrawn letters of credit, the majority relating primarily to contract performance guarantees and one covering insurance payment liabilities. Therefore, remaining availability under the aggregate revolving credit facility was $43,085.

        Borrowings under the Credit Agreement are secured by first lien mortgages on certain operating equipment of the Company with a net book value of $77,845 at December 31, 2003 and are guaranteed by all domestic subsidiaries of the Company. The Credit Agreement also contains provisions that require the Company to maintain a minimum net worth and certain other financial ratios, limit payment of dividends and restrict certain other transactions. The Company is in compliance with its various covenants under the Credit Agreement.

        The Company is required to pay all unpaid principal amounts of its term loan B facility in full at maturity. Annual prepayments of principal may be required to the extent the Company reduces collateral and voluntary prepayments are allowed.

        On December 22, 2003, the Company issued $175,000 of 7 3/4% senior subordinated notes (Notes) which will mature on December 15, 2013. The Notes are general unsecured obligations of the Company, subordinated in right of payment to all existing and future senior debt, including borrowings under the Equipment Term Loan and the Credit Agreement. The Company's obligations under the Notes are guaranteed on a senior subordinated basis by all of the Company's domestic subsidiaries.

        The Company used the proceeds from its new debt, along with equity contribution from its new owners, to provide consideration to its former owners, as well as repay its former debt, including its issuance of 11 1/4% senior subordinated notes due August 15, 2008. In connection with the extinguishment of these notes, the Company paid tender and call premiums totaling $9,359, which are reflected as sale-related financing costs in the consolidated statement of operations. Additionally, in connection with the extinguishment of its old debt structure, the Company wrote off deferred financing costs totaling $3,754, which is also reflected as sale-related financing costs in the consolidated statement of operations.

        New financing fees totaling $14,050 related to the new Credit Agreement and the Notes and $388 related to the Equipment Term Loan are deferred and will be amortized over the respective terms of the borrowings.

        In connection with the acquisition of NASDI in 2001, the Company issued two junior subordinated promissory notes totaling $3,000 payable to the NASDI management stockholders. Interest on these notes was calculated at the rate of 6.0%, payable annually. These notes were repaid in connection with the Transaction in December 2003, according to change of control provisions.

12.   Risk management activities

        The Company uses derivative instruments to manage commodity price and foreign currency exchange risks. Such instruments are not used for trading purposes. As of December 31, 2003, the Company is party to various swap arrangements to hedge the price of a portion of its diesel fuel purchase requirements for work in its backlog to be performed through December 2004. As of December 31, 2003, there were 7.4 million gallons remaining on these contracts. Under these agreements, the Company will pay fixed prices ranging from $0.75 to $0.80 per gallon. At December 31, 2003 and 2002, the fair value of these contracts was estimated to be $509 and $169, respectively, based on quoted market prices. The fair value at December 31, 2003 and 2002 is recorded in other current assets on the balance sheet. The Company had no foreign currency hedge contracts outstanding at December 31, 2003 or 2002.

        The Company has designated its fuel hedge arrangements as cash flow hedges, resulting in the following activity in accumulated other comprehensive income (loss) (net of income taxes):

	Predecessor Basis
	2003	2002
Accumulated other comprehensive income (loss) as of January 1	$103	$(407)
Net gains reclassified into costs of contract revenues from accumulated other comprehensive income (loss), net of tax	(970)	(512)
Change in fair value of derivatives, net of tax	1,176	1,022

Accumulated other comprehensive income as of December 31	$309	$103

        Ineffectiveness related to these fuel hedge arrangements was determined to be immaterial. In connection with the sale transaction in December 2003, the balance in accumulated other comprehensive income was eliminated in purchase accounting, and the outstanding hedge arrangements were redesignated as cash flow hedges. Subsequent changes in the fair value of these fuel hedges outstanding at December 31, 2003 will be reflected in other comprehensive income.

13.   Income taxes

        The provision for income taxes is as follows:

	Predecessor Basis
	2003	2002	2001
Federal:
Current	$(3,521)	$2,579	$3,855
Current foreign	372	1,000	—
Deferred	3,553	(135)	799
State:
Current	561	945	857
Deferred	353	34	51

	$1,318	$4,423	$5,562

        The Company's income tax provision reconciles to the provision at the statutory U.S. federal income tax rate as follows:

	Predecessor Basis
	2003	2002	2001
Tax (benefit) provision at statutory U.S. federal income tax rate	$(67)	$6,198	$4,559
Write-off of insurance claim receivable	—	(3,740)	—
State income tax, net of federal income tax benefit	723	646	590
Foreign taxes deducted, net of federal income tax benefit	246	660	—
Interest expense, net of federal income tax benefit	20	577	—
Non-deductible goodwill amortization	—	—	509
Other	396	82	(96)

Income tax (benefit) provision	$1,318	$4,423	$5,562

        In 2002, the Company received a tax deduction for the write-off of the tax basis of an insurance claim receivable of $11,000 related to litigation settlement payments made in 1997. For book purposes, the insurance reimbursement had been assigned to the Company's former owner as part of its recapitalization in 1998 and, therefore, had no book basis.

        For the year ended December 31, 2002, the Company's income tax provision includes interest expense of $875 on estimated additional federal income tax for the years 1995 to 2000 arising from a reduction in actual tax payments made to foreign tax authorities versus amounts previously reported in the Company's U.S. federal tax returns for those years. In 2003, the amended returns allocating the tax liabilities from foreign to domestic were finalized, resulting in interest income of $60, which is reflected in the income tax provision for the year ended December 31, 2003.

        The deferred tax assets (liabilities) are as follows:

	Successor Basis 2003	Predecessor Basis 2002
Gross deferred tax assets:
Accrued liabilities	$5,833	$4,793
Gross deferred tax liabilities:
Depreciation	(93,705)	(44,214)
Other	(3,759)	(3,074)

	(97,464)	(47,288)

Total net deferred tax liabilities	$(91,631)	$(42,495)

As reported in the balance sheet:
Net current deferred tax assets (included in other current assets)	$4,995	$3,868
Net non-current deferred tax liabilities	(96,626)	(46,363)

Total net deferred tax liabilities	$(91,631)	$(42,495)

14.   Lease commitments

        The Company leases certain operating equipment and office facilities under long-term operating leases expiring at various dates through 2019. The equipment leases contain renewal or purchase options that specify prices at the then fair market value upon the expiration of the lease terms. The leases also contain default provisions that are triggered by an acceleration of debt maturity under the terms of the Company's Credit Agreement, and they typically contain provisions whereby the Company indemnifies the lessors for the tax treatment attributable to such leases based on the tax rules in place at lease inception. The tax indemnifications do not have a contractual dollar limit. Thus, it is impractical to develop an estimate of the maximum potential exposure under these lease indemnification arrangements, since it is entirely dependent on the unique tax circumstances of each lessor. Future minimum operating lease payments for the years ending December 31 are as follows:

2004	$16,030
2005	15,480
2006	15,023
2007	13,493
2008	10,002
Thereafter	59,021

Total minimum lease payments	$129,049

        Total rent expense for the years ended December 31, 2003, 2002 and 2001 was $23,856, $24,105 and $19,156, respectively, including amounts for other short-term rentals.

        The current portion of capital lease obligations is included in accrued expenses at December 31, 2003 and 2002 for equipment leases of dozers, excavators and automobiles in the amounts of $882 and $831, respectively. The long-term portion of these leases is included in other long-term liabilities and totaled $676 and $849, respectively. The terms of these leases extend through 2007.

15.   Retirement plans

        The Company sponsors two 401(k) savings plans, one covering substantially all non-union salaried employees (Salaried Plan) and the second covering its non-union hourly employees (Hourly Plan). Under both plans, individual employees may contribute a percentage of compensation and the Company will match a portion of the employees' contributions. Additionally, the Salaried Plan includes a profit-sharing component, permitting the Company to make discretionary employer contributions to all eligible employees of the Salaried Plan. The Company's expense for matching and discretionary contributions for 2003, 2002 and 2001 was $2,879, $2,974 and $2,608, respectively. On January 1, 2003, the Company adopted a third 401(k) savings plan specifically for employees that are members of the Company's tugboat union. Participation in and contributions to this plan are insignificant.

        The Company also contributes to various multi-employer pension plans pursuant to collective bargaining agreements. In the event of a plan's termination or Company withdrawal from a plan, the Company may be liable for a portion of the plan's unfunded vested benefits. As of December 31, 2003, unfunded amounts, if any, are not significant. Total contributions to multi-employer pension plans for the years ended December 31, 2003, 2002 and 2001 were $5,000, $4,659 and $4,194, respectively.

16.   Segment information

        The Company and its subsidiaries currently operate in two reportable segments: dredging and demolition. Prior to the acquisition of NASDI in April 2001, the Company's only reportable segment was dredging. The Company's financial reporting systems present various data for management to run the business, including profit and loss statements prepared according to the segments presented.

        Segment information for 2003, 2002 and 2001 is provided as follows:

	Successor Basis	Predecessor Basis
	December 31, 2003	Jan 1 - Dec 31 2003	December 31, 2002	December 31, 2001
Dredging
Contract revenues		$360,830	$313,098	$294,958
Operating income		29,655	30,707	31,813
Depreciation and amortization		15,261	14,780	13,219
Total assets	$474,803		243,114	237,121
Property and equipment, net	259,956		135,852	137,233
Goodwill	80,475
Investment in equity method investee	7,551		5,552	5,918
Capital expenditures		35,796	17,567	13,296
Demolition
Contract revenues		$37,970	$49,504	$23,839
Operating income		2,447	7,499	1,331
Depreciation and amortization		1,033	1,135	2,015
Total assets	$48,141		44,372	45,102
Property and equipment, net	4,176		3,567	4,080
Goodwill	23,442		29,405	29,405
Capital expenditures		1,854	778	495
Total
Contract revenues		$398,800	$362,602	$318,797
Operating income		32,102	38,206	33,144
Depreciation and amortization		16,294	15,915	15,234
Total assets	$522,944		287,486	282,223
Property and equipment, net	264,132		139,419	141,313
Goodwill	103,917		29,405	29,405
Investment in equity method investee	7,551		5,552	5,918
Capital expenditures		37,650	18,345	13,791

        The Company aggregates the revenue related to its dredging projects into the following types of work:

	Predecessor Basis
	2003	2002	2001
Capital dredging—U.S.	$203,699	$122,158	$129,286
Capital dredging—foreign	60,922	52,294	29,359
Beach nourishment dredging	47,858	87,372	78,113
Maintenance dredging	48,351	51,274	58,200

Total	$360,830	$313,098	$294,958

        The Company derived revenues and gross profit from foreign project operations for the years ended December 31 as follows:

	Predecessor Basis
	2003	2002	2001
Contract revenues	$60,922	$52,294	$29,359
Costs of contract revenues	(56,930)	(45,249)	(27,015)

Gross profit (loss)	$3,992	$7,045	$2,344

        The majority of the Company's long-lived assets are marine vessels and related equipment. At any point in time, the Company may employ certain assets outside of the U.S., as needed, to perform work on the Company's foreign projects.

        Certain foreign projects performed by the Company have warranty periods, typically spanning no more than three to five years beyond project completion, whereby the Company retains responsibility to maintain the project site to certain specifications during the warranty period. Generally, any potential liability of the Company is mitigated by insurance, shared responsibilities with consortium partners, and/or recourse to owner-provided specifications. The Company does not anticipate having to perform under its warranty provisions; therefore, no liability has been reflected at December 31, 2003 related to its potential warranty obligations.

17.   Concentrations of risk

        The Company's primary dredging customer is the U.S. Army Corps of Engineers (the Corps), which has responsibility for federally funded projects related to navigation and flood control. In 2003, 2002 and 2001, 65.3%, 59.0% and 70.2%, respectively, of contract revenues were earned from dredging contracts with federal government agencies, including the Corps as well as other federal entities such as the U.S. Coast Guard and U.S. Navy. At December 31, 2003 and 2002, approximately 48.1% and 39.7%, respectively, of accounts receivable, including contract revenues in excess of billings, were due on dredging contracts with federal government agencies. The Company depends on its ability to continue to obtain federal government dredging contracts, and indirectly, on the amount of federal funding for new government dredging projects. Therefore, the Company's dredging operations can be influenced by the level and timing of federal funding.

18.   Commitments and contingencies

        In the normal course of business, the Company is a defendant in various legal proceedings. Except as described below, the Company is not currently a party to any material legal proceedings or environmental claims.

        A joint venture in which the Company holds an approximately 36% interest is subject to a counterclaim filed by the Red Sea Ports Authority relating to a contract performed in Egypt between 1999 and 2001. The joint venture instituted arbitration proceedings against the Red Sea Ports Authority for monetary claims arising out of the contract and sought approximately $40 million in damages. The Red Sea Ports Authority counterclaimed for $74 million in damages, alleging environmental damage from the project, including damage to coastline, fisheries and coral reefs, and misuse of the designated disposal site. In July 2003, an arbitration hearing was held in Egypt regarding the joint venture's claim and the Red Sea Ports Authority's counterclaim. A decision is expected to be rendered in the second quarter of 2004. Management believes that the allegations in the counterclaim are baseless and does not believe that it will have a material adverse impact on the Company's business.

        Performance and bid bonds are customarily required for dredging and marine construction projects, as well as some demolition projects. The Company obtains its performance and bid bonds through a bonding agreement with a surety company that has been granted a security interest in a substantial portion of the Company's operating equipment with a net book value of approximately $92,340 at December 31, 2003. The bonding agreement contains financial and operating covenants that limit the ability of the Company to incur indebtedness, create liens and take certain other actions. The Company is in compliance with its various covenants under the bonding agreement. Bid bonds are generally obtained for a percentage of bid value and amounts outstanding typically range between $5 to $10 million. At December 31, 2003, the Company had outstanding performance bonds valued at approximately $392 million; however, the revenue value remaining in backlog related to these projects totaled approximately $156 million.

        As is customary with negotiated contracts with the federal government, the government has the right to audit the books and records of the Company to ensure compliance with such contracts and applicable federal laws. The government has the ability to seek a price adjustment based on the results of such audit. Any such audits have not had and are not expected to have a material impact on the financial position, operations or cash flows of the Company.

19.   Subsequent event

        On February 10, 2004, the Company was served with a subpoena to produce documents in connection with a federal grand jury convened in the United States District Court for the District of South Carolina. The Company believes the grand jury has been convened to investigate the United States dredging industry. The Company intends to fully comply with the investigation.

20.   Subsidiary guarantors

        The payment obligations of the Company under its 7 3/4% senior subordinated notes are guaranteed by all of the Company's domestic subsidiaries (Subsidiary Guarantors). Such guarantees are full, unconditional and joint and several. Separate financial statements of the Subsidiary Guarantors are not presented because the Company's management has determined that they would not be material to investors. The following supplemental financial information sets forth, on a combined basis, the balance sheets, statements of operations and statements of cash flows for the Subsidiary Guarantors, the Company's non-guarantor subsidiary and for the Great Lakes Dredge & Dock Corporation (GLD Corporation). The Condensed Consolidating Statements of Operations and Cash Flows for the years ended December 31, 2002 and 2001 include the operations of NATCO Limited Partnership and North American Trailing Company within the non-guarantor subsidiary information. Pursuant to the Company's acquisition of the minority partner's remaining shares in November 2002, these entities were dissolved effective December 31, 2002 and all subsequent activity is conducted by Great Lakes Dredge & Dock Company, a wholly-owned subsidiary of the Company and a Subsidiary Guarantor.

Condensed Consolidating Balance Sheet at December 31, 2003

Successor Basis
	Guarantor Subsidiaries	Other Subsidiaries	GLD Corporation	Eliminations	Consolidated Totals
ASSETS
Current assets:
Cash and equivalents	$2,766	$9	$—	$—	$2,775
Accounts receivable, net	64,869	—	—	—	64,869
Receivables from affiliates	7,867	2,941	4,540	(15,348)	—
Contract revenues in excess of billings	11,236	—	—	—	11,236
Inventories	13,603	—	—	—	13,603
Prepaid expenses and other current assets	14,558	—	6,620	—	21,178

Total current assets	114,899	2,950	11,160	(15,348)	113,661
Property and equipment, net	241,594	38	22,500	—	264,132
Goodwill	103,917	—	—	—	103,917
Other intangible assets	7,441	—	—	—	7,441
Investments in subsidiaries	2,976	—	281,967	(284,943)	—
Notes receivable from affiliates	—	—	27,242	(27,242)	—
Inventories	10,968	—	—	—	10,968
Investments in joint ventures	7,551	—	—	—	7,551
Other assets	3,605	—	11,669	—	15,274

	$492,951	$2,988	$354,538	$(327,533)	$522,944

LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
Accounts payable	$36,911	$—	$80	$—	$36,991
Payables to affiliates	9	—	10,919	(10,928)	—
Accrued expenses	14,587	—	869	—	15,456
Billings in excess of contract revenues	8,808	—	—	—	8,808
Current maturities of long-term debt	6,490	—	—	(4,540)	1,950

Total current liabilities	66,805	—	11,868	(15,468)	63,205
Long-term debt	21,450	—	235,300	—	256,750
Notes payable to affiliates	27,242	—	—	(27,242)	—
Deferred income taxes	86,927	12	9,687	—	96,626
Other	6,949	—	683	—	7,632

Total liabilities	209,373	12	257,538	(42,710)	424,213
Minority interests	—	—	—	1,731	1,731
Stockholder's equity	283,578	2,976	97,000	(286,554)	97,000

	$492,951	$2,988	$354,538	$(327,533)	$522,944

Condensed Consolidating Balance Sheet at December 31, 2002

Predecessor Basis
	Guarantor Subsidiaries	Other Subsidiaries	GLD Corporation	Eliminations	Consolidated Totals
ASSETS
Current assets:
Cash and equivalents	$1,451	$5	$—	$—	$1,456
Accounts receivable, net	52,125	—	—	—	52,125
Receivables from affiliates	7,970	2,983	—	(10,953)	—
Contract revenues in excess of billings	13,052	—	—	—	13,052
Inventories	13,282	—	—	—	13,282
Prepaid expenses and other current assets	17,132	—	1,151	—	18,283

Total current assets	105,012	2,988	1,151	(10,953)	98,198
Property and equipment, net	101,889	86	37,444	—	139,419
Goodwill	29,405	—	—	—	29,405
Investments in subsidiaries	3,044	—	126,494	(129,538)	—
Notes receivable from affiliates	—	—	21,000	(21,000)	—
Inventories	9,828	—	—	—	9,828
Investments in joint ventures	5,552	—	—	—	5,552
Other assets	2,671	—	2,413	—	5,084

	$257,401	$3,074	$188,502	$(161,491)	$287,486

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$31,809	$—	$(108)	$(103)	$31,598
Payables to affiliates	3,945	—	7,008	(10,953)	—
Accrued expenses	18,658	—	11,456	—	30,114
Billings in excess of contract revenues	10,915	—	—	—	10,915
Current maturities of long-term debt	6,000	—	11,000	(6,000)	11,000

Total current liabilities	71,327	—	29,356	(17,056)	83,627
Long-term debt	3,000	—	158,769	—	161,769
Notes payable to affiliates	15,000	—	—	(15,000)	—
Deferred income taxes	34,233	30	12,100	—	46,363
Other	5,104	—	683	—	5,787

Total liabilities	128,664	30	200,908	(32,056)	297,546
Minority interests	—	—	—	2,346	2,346
Stockholders' equity (deficit)	128,737	3,044	(12,406)	(131,781)	(12,406)

	$257,401	$3,074	$188,502	$(161,491)	$287,486

Condensed Consolidating Statement of Operations for the Year Ended December 31, 2003

Predecessor Basis
	Guarantor Subsidiaries	Other Subsidiary	GLD Corporation	Eliminations	Consolidated Totals
Contract revenues	$401,300	$—	$—	$(2,500)	$398,800
Costs of contract revenues	(329,391)	(48)	(1,148)	2,391	(328,196)

Gross profit (loss)	71,909	(48)	(1,148)	(109)	70,604
General and administrative expenses	(27,692)	(57)	(118)	—	(27,867)
Sale-related expenses	(5,996)	—	(4,639)	—	(10,635)

Operating income (loss)	38,221	(105)	(5,905)	(109)	32,102
Interest expense, net	(2,530)	—	(18,187)	—	(20,717)
Sale-related financing costs	—	—	(13,113)	—	(13,113)
Equity in (loss) earnings of subsidiaries	(58)	—	21,290	(21,232)	—
Equity in earnings of joint ventures	1,422	—	—	—	1,422
Minority interests	—	—	—	28	28

Income (loss) before income taxes	37,055	(105)	(15,915)	(21,313)	(278)
Provision for income taxes	(15,674)	37	6,684	7,635	(1,318)

Net income (loss)	$21,381	$(68)	$(9,231)	$(13,678)	$(1,596)

Condensed Consolidating Statement of Operations for the Year Ended December 31, 2002

Predecessor Basis
	Guarantor Subsidiaries	Other Subsidiaries	GLD Corporation	Eliminations	Consolidated Totals
Contract revenues	$388,638	$—	$—	$(26,036)	$362,602
Costs of contract revenues	(318,746)	(64)	(1,781)	26,036	(294,555)

Gross profit (loss)	69,892	(64)	(1,781)	—	68,047
General and administrative expenses	(29,655)	(31)	(155)	—	(29,841)

Operating income (loss)	40,237	(95)	(1,936)	—	38,206
Interest expense, net	(3,309)	—	(17,825)	—	(21,134)
Equity in (loss) earnings of subsidiaries	(3,000)	—	26,656	(23,656)	—
Equity in loss of joint ventures	(49)	—	—	—	(49)
Minority interests	—	—	—	400	400

Income (loss) before income taxes	33,879	(95)	6,895	(23,256)	17,423
Provision for income taxes	(10,571)	43	6,105	—	(4,423)

Net income (loss)	$23,308	$(52)	$13,000	$(23,256)	$13,000

Condensed Consolidating Statement of Operations for the Year Ended December 31, 2001

Predecessor Basis
	Guarantor Subsidiaries	Other Subsidiaries	GLD Corporation	Eliminations	Consolidated Totals
Contract revenues	$269,101	$61,658	$—	$(11,962)	$318,797
Costs of contract revenues	(218,725)	(51,596)	(2,074)	11,962	(260,433)

Gross profit (loss)	50,376	10,062	(2,074)	—	58,364
General and administrative expenses	(20,189)	(4,881)	(150)	—	(25,220)

Operating income (loss)	30,187	5,181	(2,224)	—	33,144
Interest, net	(2,511)	(576)	(17,841)	—	(20,928)
Equity in earnings of subsidiaries	2,832	—	19,956	(22,788)	—
Equity in earnings of joint ventures	811	—	—	—	811
Minority interests	—	—	—	(984)	(984)

Income (loss) before income taxes	31,319	4,605	(109)	(23,772)	12,043
Provision for income taxes	(11,192)	(960)	6,590	—	(5,562)

Net income	$20,127	$3,645	$6,481	$(23,772)	$6,481

Condensed Consolidating Statement of Cash Flows for the Period Ended December 31, 2003

Successor Basis
	Guarantor Subsidiaries	Other Subsidiary	GLD Corporation	Eliminations	Consolidated Totals
Operating Activities
Net cash flows from operating activities	$—	$—	$(6,458)	$—	$(6,458)
Investing Activities
Acquisition of Predecessor common and preferred shares	—	—	(129,142)	—	(129,142)
Payment of sale-related expenses	(5,996)	—	(13,998)	—	(19,994)

Net cash flows from investing activities	(5,996)	—	(143,140)	—	(149,136)
Financing Activities
Repayments of long-term debt	—	—	(1,762)	—	(1,762)
Borrowings of revolving loans, net of repayments	—	—	(5,000)	—	(5,000)
Repayment of NASDI stockholder notes	(3,000)	—	—	—	(3,000)
Proceeds from issuance of new long-term debt	—	—	60,300		60,300
Proceeds from issuance of 7 3/4% senior subordinated notes	—	—	175,000	—	175,000
Redemption of 11 1/4% senior subordinated notes	—	—	(155,000)	—	(155,000)
Proceeds from issuance of Successor common shares	—	—	94,309	—	94,309
Financing fees	—	—	(14,050)	—	(14,050)

Net cash flows from financing activities	(3,000)	—	153,797	—	150,797

Net change in cash and equivalents	(8,996)	—	4,199	—	(4,797)
Cash and equivalents at beginning of period	11,762	9	(4,199)	—	7,572

Cash and equivalents at end of period	$2,766	$9	$—	$—	$2,775

Condensed Consolidating Statement of Cash Flows for the Period Ended December 31, 2003

Predecessor Basis
	Guarantor Subsidiaries	Other Subsidiary	GLD Corporation	Eliminations	Consolidated Totals
Operating Activities
Net cash flows from operating activities	$49,930	$(38)	$(26,886)	$—	$23,006
Investing Activities
Purchases of property and equipment	(37,650)	—	—	—	(37,650)
Dispositions of property and equipment	5,840	—	—	—	5,840
Disposition of interest in Riovia investment	1,200	—	—	—	1,200
Purchase portion of minority interests' share in North American Site Developers, Inc.	(75)	—	—	—	(75)
Equity investment in land	(1,047)	—	—	—	(1,047)

Net cash flows from investing activities	(31,732)	—	—	—	(31,732)
Financing Activities
Repayments of long-term debt	—	—	(9,238)	—	(9,238)
Borrowings of revolving loans, net of repayments	—	—	1,000	—	1,000
Proceeds from issuance of new long-term debt	23,400	—	—	—	23,400
Net change in accounts with affiliates	(30,984)	42	30,942	—	—
Financing fees	(388)	—	—	—	(388)
Other	68	—	—	—	68

Net cash flows from financing activities	(7,904)	42	22,704	—	14,842

Net change in cash and equivalents	10,294	4	(4,182)	—	6,116
Cash and equivalents at beginning of period	1,468	5	(17)	—	1,456

Cash and equivalents at end of period	$11,762	$9	$(4,199)	$—	$7,572

Condensed Consolidating Statement of Cash Flows for the Year Ended December 31, 2002

Predecessor Basis
	Guarantor Subsidiaries	Other Subsidiaries	GLD Corporation	Eliminations	Consolidated Totals
Operating Activities
Net cash flows from operating activities	$40,700	$(19)	$(12,261)	$—	$28,420
Investing Activities
Purchases of property and equipment	(18,345)	—	—	—	(18,345)
Dispositions of property and equipment	5,598	—	—	—	5,598
Purchase of minority partner's share in NATCO Limited Partnership and North American Trailing Company	(4,500)	—	—	—	(4,500)

Net cash flows from investing activities	(17,247)	—	—	—	(17,247)
Financing Activities
Repayments of long-term debt	—	—	(11,000)	—	(11,000)
Borrowings under (repayments of) revolving loans, net	—	—	(1,000)	—	(1,000)
Principal receipts (payments) on capital leases	(1,661)	—	1,661	—	—
Net change in accounts with affiliates	(22,913)	23	22,890	—	—
Financing fees	—	—	(325)	—	(325)
Repayment on notes receivable from stockholders	—	—	18	—	18

Net cash flows from financing activities	(24,574)	23	12,244	—	(12,307)

Net change in cash and equivalents	(1,121)	4	(17)	—	(1,134)
Cash and equivalents at beginning of year	2,589	1	—	—	2,590

Cash and equivalents at end of year	$1,468	$5	$(17)	$—	$1,456

Condensed Consolidating Statement of Cash Flows for the Year Ended December 31, 2001

Predecessor Basis
	Guarantor Subsidiaries	Other Subsidiaries	GLD Corporation	Eliminations	Consolidated Totals
Operating Activities
Net cash flows from operating activities	$27,792	$6,255	$(13,956)	$—	$20,091
Investing Activities
Purchases of property and equipment	(11,261)	(2,530)	—	—	(13,791)
Dispositions of property and equipment	608	—	—	—	608
Distributions from joint ventures	874	—	—	—	874
Investment in NASDI	—	—	(30,548)	—	(30,548)
Principal payments (receipts) on direct financing leases	—	1,714	(1,714)	—	—
Payments (receipts) on note with affiliate	—	515	(515)	—	—

Net cash flows from investing activities	(9,779)	(301)	(32,777)	—	(42,857)
Financing Activities
Repayments of long-term debt	—	—	(9,000)	—	(9,000)
Borrowings under (repayments of) revolving loans, net	—	—	(4,000)	—	(4,000)
Proceeds from 11 1/4% subordinated debt issued	—	—	39,700	—	39,700
Principal receipts (payments) on capital leases	—	(3,544)	3,544	—	—
Net change in accounts with affiliates	(13,222)	(3,726)	16,948	—	—
Treasury stock activity, net	—	—	200	—	200
Financing fees	(2,022)	—	(674)	—	(2,696)
Repayment on notes receivable from stockholders	—	—	15	—	15
Dividends	400	(2,000)	1,600	—	—
Contributions from partners	—	1,600	(1,600)	—	—

Net cash flows from financing activities	(14,844)	(7,670)	46,733	—	24,219

Net change in cash and equivalents	3,169	(1,716)	—	—	1,453
Cash and equivalents at beginning of year	(654)	1,791	—	—	1,137

Cash and equivalents at end of year	$2,515	$75	$—	$—	$2,590

Report of Independent Public Accountants

To the Partners
Amboy Aggregates

        We have audited the accompanying balance sheets of Amboy Aggregates (A Joint Venture) as of December 31, 2003 and 2002, and the related statements of operations and partners' capital and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Amboy Aggregates (A Joint Venture) as of December 31, 2003 and 2002, and its results of operations and cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ J.H. COHN LLP
Roseland, New Jersey January 15, 2004

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INDEX
PART I—Financial Information
Great Lakes Dredge & Dock Corporation and Subsidiaries Condensed Consolidated Balance Sheets (Unaudited) (in thousands, except share and per share amounts)
Great Lakes Dredge & Dock Corporation and Subsidiaries Condensed Consolidated Statements of Income (Unaudited) (in thousands)
Great Lakes Dredge & Dock Corporation and Subsidiaries Condensed Consolidated Statements of Cash Flows (Unaudited) (in thousands)
GREAT LAKES DREDGE & DOCK CORPORATION AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (dollars in thousands)
  Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
  Item 3. Quantitative and Qualitative Disclosures About Market Risk
  Item 4. Controls and Procedures
PART II—Other Information
  Item 6. Exhibits and Reports on Form 8-K
SIGNATURE
EXHIBIT INDEX
  EXHIBIT 31.1
CERTIFICATIONS PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
  EXHIBIT 31.2
  EXHIBIT 32.1
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
  EXHIBIT 32.2
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
Material Terms of the Exchange Offer
TABLE OF CONTENTS
MARKET AND OTHER DATA
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
PROSPECTUS SUMMARY
Our Company
The Transactions
Corporate Structure
Equity Sponsor
The Exchange Offer
The Exchange Notes
Summary Historical Condensed Consolidated Financial Data
RISK FACTORS
EXCHANGE OFFER
USE OF PROCEEDS
CAPITALIZATION
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
GREAT LAKES DREDGE & DOCK CORPORATION UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
GREAT LAKES DREDGE & DOCK CORPORATION NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
SELECTED HISTORICAL FINANCIAL DATA
BUSINESS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF OTHER INDEBTEDNESS AND FINANCING ARRANGEMENTS
DESCRIPTION OF THE NOTES
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
CERTAIN ERISA CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
WHERE YOU CAN FIND OTHER INFORMATION
INDEPENDENT AUDITORS
INDEX TO FINANCIAL STATEMENTS
INDEPENDENT AUDITORS' REPORT
GREAT LAKES DREDGE & DOCK CORPORATION AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS December 31, 2003 and 2002 (in thousands, except share and per share amounts)
GREAT LAKES DREDGE & DOCK CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS Years ended December 31, 2003, 2002 and 2001 (in thousands)
GREAT LAKES DREDGE & DOCK CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT) Years ended December 31, 2003, 2002 and 2001
GREAT LAKES DREDGE & DOCK CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS Periods ended December 31, 2003, 2002 and 2001 (in thousands)
GREAT LAKES DREDGE & DOCK CORPORATION AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in thousands, except share and per share amounts)
Report of Independent Public Accountants